Form 20-F
period 2023-12-31
SHENGFENG DEVELOPMENT Ltd
filed 2024-03-29
CIK 1863218

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or stock as of the close of the period covered by the annual report.

An aggregate of 40,617,513 Class A ordinary shares, par value $0.0001 per share, and 41,880,000 Class B ordinary shares, par value $0.0001 per share, as of the date of this annual report.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“Affiliated Entities” are to our subsidiaries and Shengfeng Logistics (defined below) and the VIE’s subsidiaries (defined below);

●	“China” or the “PRC” are to the People’s Republic of China, and “mainland China”, unless otherwise specified herein, are to the People’s Republic of China excluding, for the purpose of this annual report only, Taiwan, the Hong Kong Special Administrative Region, and the Macau Administrative Region;

●	“Class A Ordinary Shares” are to Class A ordinary shares of Shengfeng Cayman (defined below), par value $0.0001 per share;

●	“Class B Ordinary Shares” are to Class B ordinary shares of Shengfeng Cayman, par value $0.0001 per share;

●	“Our subsidiaries” are to Shengfeng HK (defined below) and Tianyu (defined below), each a subsidiary of Shengfeng Cayman;

●	“RMB” are to the legal currency of China;

●	“Shengfeng HK” are to our wholly owned subsidiary, Shengfeng Holding Limited, a Hong Kong corporation;

●	“Shengfeng Logistics” or “the VIE” are to Shengfeng Logistics Group Co., Ltd., a limited liability company organized under the laws of the PRC, which we control via a series of contractual arrangements among Tianyu (defined below), Shengfeng Logistics, and shareholders of Shengfeng Logistics;

●	“Shengfeng WFOE,” “Tianyu,” or “our PRC subsidiary” are to Tianyu Shengfeng Logistics Group Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly owned by Shengfeng HK;

●	“U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;

●	“VIE’s subsidiaries” are to the 31 subsidiaries of Shengfeng Logistics as listed in “Item 3. Key Information—Our Corporate Structure;”

●	“we,” “us,” “our,” “Shengfeng Cayman,” “our Company,” or the “Company” are to Shengfeng Development Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands on 16 July 2020 with registered company number 364401; and

●	“WFOE” are to wholly foreign-owned enterprise.

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

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

Our Corporate History

We began our operations in 2001 through Shengfeng Logistics, a limited liability company established pursuant to PRC laws. Shengfeng Logistics formed or controlled 31 majority owned/wholly owned subsidiaries pursuant to PRC laws.

In connection with our initial public offering (“IPO”), which was completed on April 4, 2023, we undertook a reorganization of our corporate structure (the “Reorganization”) in the following steps:

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

Our shares and per share data as of December 31, 2023 and 2022 have been presented on a retroactive basis to reflect the Reorganization.

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

On April 4, 2023, we completed our IPO of 2,400,000 Class A Ordinary Shares at a public offering price of $4.00 per share. The net proceeds raised from the IPO were approximately $8.5 million after deducting underwriting discounts and the offering expenses payable by us. In connection with the IPO, we issued to Univest Securities, LLC, as the representative of the underwriters, a warrant that is exercisable for a period of one year after the effective date of the registration statement, entitling the holder of the warrant to purchase an aggregate of up to 144,000 Class A Ordinary Shares at a per share price of $4.46.

On October 25, 2023, we issued 97,513 Class A Ordinary Shares to Univest Securities, LLC, as it fully and cashlessly exercised its warrant with a cost basis of $13.815 per share on October 19, 2023.

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

(1)	As of the date of this annual report, Shengfeng Logistics is held by Fujian Yunlian Shengfeng Industry Co., Ltd., which is 90% owned by Yongxu Liu, who is our chief executive officer, chairman of the board and president, as to 54.58%, Yongxu Liu directly as to 30.99%, Zhoushan Zhongxin Equity Investment Partnership (Limited Partnership) as to 1.5%, Zhoushan Guancheng Equity Investment Partnership (Limited Partnership) as to 2%, Daqiu Tang as to 0.85%, Yelie Song as to 0.97%, Zhiping Yang as to 1.58%, Chaoxin Yang as to 0.96%, Guangsheng Lin as to 0.85%, Zhuangyuan Lin as to 2.59%, Zhongdeng Pan as to 2.13% and Yufan Chen as to 1%, who collectively hold 100% of the shares of Shengfeng Logistics. We refer to the above shareholders of Shengfeng Logistics as the “Shengfeng Logistics Shareholders.”

For details of our principal shareholders’ ownership, please refer to the beneficial ownership table in the section captioned “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

Significant subsidiaries of Shengfeng Cayman and significant subsidiaries of Shengfeng Logistics, as that term is defined under Section 1-02 of Regulation S-X under the Securities Act, consist of the following entities:

No.	Name of subsidiaries	Place of incorporation	Date of incorporation or acquisition	Percentage of direct or indirect	Principal activities

1	Shengfeng Holding Limited (“Shengfeng HK”)	Hong Kong	August 18, 2020	100%	Investment holding of Tianyu
2	Tianyu Shengfeng Logistics Group Co., Ltd. (“Tianyu”, formerly known as “Fujian Tianyu Shengfeng Logistics Co., Ltd “)	Fujian, the PRC	December 16, 2020	100%	Investment holding of Shengfeng VIE

	VIE and VIE’s subsidiaries:
3	Shengfeng Logistics Group Co., Ltd. (“Shengfeng VIE” or “Shengfeng Logistics”)	Fujian, the PRC	December 7, 2001	100%	Transportation and warehouse storage management service
4	Fuqing Shengfeng Logistics Co., Ltd.	Fujian, the PRC	April 15, 2011	100%	Transportation and warehouse storage management service
5	Xiamen Shengfeng Logistics Co., Ltd.	Fujian, the PRC	December 22, 2011	100%	Transportation and warehouse storage management service
6	Guangdong Shengfeng Logistics Co., Ltd.	Guangdong, the PRC	December 30, 2011	100%	Transportation and warehouse storage management service
7	Hainan Shengfeng Supply Chain Management Co., Ltd.	Hainan, the PRC	August 18, 2020	100%	Transportation and warehouse storage management service
8	Beijing Tianyushengfeng E-commerce Technology Co., Ltd.	Beijing, the PRC	January 9, 2004	100%	Transportation and warehouse storage management service
9	Beijing Shengfeng Supply Chain Management Co., Ltd.	Beijing, the PRC	April 13, 2016	100%	Transportation and warehouse storage management service
10	Shengfeng Logistics (Guizhou) Co., Ltd.	Guizhou, the PRC	August 15, 2017	100%	Transportation and warehouse storage management service
11	Shengfeng Logistics (Tianjin) Co., Ltd.	Tianjin, the PRC	March 8, 2016	100%	Transportation and warehouse storage management service
12	Shengfeng Logistics (Shandong) Co., Ltd.	Shandong, the PRC	March 15, 2016	100%	Transportation and warehouse storage management service
13	Shengfeng Logistics Hebei Co., Ltd.	Hebei, the PRC	February 17, 2016	100%	Transportation and warehouse storage management service
14	Shengfeng Logistics (Henan) Co., Ltd.	Henan, the PRC	March 28, 2016	100%	Transportation and warehouse storage management service
15	Shengfeng Logistics (Liaoning) Co., Ltd.	Liaoning, the PRC	March 2, 2016	100%	Transportation and warehouse storage management service
16	Shengfeng Logistics (Yunnan) Co., Ltd.	Yunnan, the PRC	January 25, 2016	100%	Transportation and warehouse storage management service
17	Shengfeng Logistics (Guangxi) Co., Ltd.	Guangxi, the PRC	February 1, 2016	100%	Transportation and warehouse storage management service
18	Hubei Shengfeng Logistics Co., Ltd.	Hubei, the PRC	December 15, 2010	100%	Transportation and warehouse storage management service

No.	Name of subsidiaries	Place of incorporation	Date of incorporation or acquisition	Percentage of direct or indirect	Principal activities

19	Shengfeng Logistics Group (Shanghai) Supply Chain Management Co., Ltd.	Shanghai, the PRC	August 26, 2015	100%	Transportation and warehouse storage management service
20	Shanghai Shengxu Logistics Co., Ltd.	Shanghai, the PRC	June 4, 2003	100%	Transportation and warehouse storage management service
21	Hangzhou Shengfeng Logistics Co., Ltd.	Zhejiang, the PRC	June 10, 2010	100%	Transportation and warehouse storage management service
22	Nanjing Shengfeng Logistics Co., Ltd.	Jiangsu, the PRC	August 30, 2011	100%	Transportation and warehouse storage management service
23	Suzhou Shengfeng Logistics Co., Ltd.	Jiangsu, the PRC	January 14, 2005	90%	Transportation and warehouse storage management service
24	Suzhou Shengfeng Supply Chain Management Co., Ltd.	Jiangsu, the PRC	August 9, 2019	100%	Transportation and warehouse storage management service
25	Shengfeng Supply Chain Management Co., Ltd.	Fujian, the PRC	June 19, 2014	100%	Transportation and warehouse storage management service
26	Fuzhou Shengfeng Transportation Co., Ltd.	Fujian, the PRC	April 18, 2019	100%	Transportation and warehouse storage management service
27	Sichuan Shengfeng Logistics Co., Ltd.	Sichuan, the PRC	June 27, 2019	100%	Transportation and warehouse storage management service
28	Fujian Shengfeng Logistics Co., Ltd.	Fujian, the PRC	April 2, 2020	100%	Transportation and warehouse storage management service
29	Fujian Dafengche Information Technology Co. Ltd.	Fujian, the PRC	August 26, 2020	100%	Software engineering
30	Ningde Shengfeng Logistics Co. Ltd.(a)	Fujian, the PRC	November 12, 2018	51%	Transportation and warehouse storage management service
31	Fujian Fengche Logistics Co., Ltd. (b)	Fujian, the PRC	October 28, 2020	0%	Transportation service
32	Shengfeng Logistics (Zhejiang) Co., Ltd.	Zhejiang, the PRC	February 1, 2021	100%	Transportation and warehouse storage management service
33	Chengdu Shengfeng Supply Chain Management Co., Ltd.	Chengdu, the PRC	October 12, 2021	100%	Supply chain management service
34	Shengfeng Logistics Group (Ningde) Supply Chain Management Co., Ltd.	Fujian, the PRC	September 23, 2022	100%	Supply chain management service
35	Anhui Shengfeng Supply Chain Management Co., Ltd.	Anhui, the PRC	November 29, 2023	100%	Transportation and warehouse storage management service

	Significant subsidiaries of Tianyu:
36	Yichun Shengfeng Logistics Co., Ltd. (c)	Jiangxi, the PRC	December 1, 2022	100%	Transportation and warehouse storage management service
37	Fujian Shengfeng Smart Technology Co., Ltd. (“SF Smart”)(d)	Fujian, the PRC	April 20, 2023	100%	Property management service
38	Shenzhen Tianyu Shengfeng Supply Chain Management Co., Ltd. (e)	Shenzhen, the PRC	May 19, 2023	100%	Supply chain management service
39	Fujian Pingtan Tianyu Shengfeng Technology Co., Ltd. (“Pingtan SF”) (f)	Fujian, the PRC	September 27, 2023	100%	Supply chain management service
40	Hubei Tianyu Shengfeng Logistics Co., Ltd	Hubei, the PRC	November 14, 2023	100%	Transportation and supply chain management service
41	Wanzai Shengfeng Logistics Co., Ltd	Jiangxi, the PRC	January 4, 2024	100%	Transportation and supply chain management service

(a)

On January 5, 2022, Shengfeng Logistics entered into a share transfer agreement with Fuzhou Puhui Technology Co., Ltd. (“Fuzhou Puhui”), an unrelated third party, to transfer its 49% equity interest in Ningde Shengfeng Logistics Co., Ltd. (“Ningde Shengfeng”) to Fuzhou Puhui. After the transaction, the Company owned a 51% equity interest in Ningde Shengfeng.

(b)	On June 5, 2023, 100% equity interest in Fujian Fengche Logistics Co., Ltd. was transferred to third parties.

(c)	On May 29, 2023, Yichun Shengfeng Logistics Co., Ltd. became a wholly owned subsidiary of Tianyu.

(d)

On April 20, 2023, SF Smart  was set up in Fujian, China, with 55% of the equity interests owned by Tianyu, and 45% of the equity interests owned by Shengfeng Supply Chain Management Co., Ltd. For the year ended December 31, 2023, Tianyu, entered into an equity purchase agreement to sell its 51% equity interest in Pingtan SF and Pingtan SF’s subsidiary (SF Smart) to a third party. The transaction was completed on March 13, 2024.

(e)	On May 19, 2023, Shenzhen Tianyu Shengfeng Supply Chain Management Co., Ltd. was set up in Shenzhen, China. This entity is fully owned by Tianyu and will provide supply chain management service in the future.

(f)	On September 27, 2023, Fujian Pingtan Tianyu Shengfeng Technology Co., Ltd was set up in Fujian, China. 51% of the equity interest is owned by Tianyu, and 49% of the equity interest is owned by Shengfeng Supply Chain Management Co., Ltd. Tianyu further entered into an agreement to sell its 51% equity interest in Pingtan SF and Pingtan SF’s subsidiary (SF Smart) to a third party. Tianyu received $2.8 million (RMB20.0 million) as of December 31, 2023 and received the remaining balance subsequently. The transaction was completed on March 13, 2024.

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

Although we took every precaution available to effectively enforce the contractual and corporate relationship, the VIE structure has its inherent risks that may affect your investment, including less effectiveness and certainties than direct ownership and potential substantial costs to enforce the terms of the VIE Agreements. For example, Shengfeng Logistics and the Shengfeng Logistics Shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. If we had direct ownership of Shengfeng Logistics, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of Shengfeng Logistics, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current VIE Agreements, we rely on the performance by Shengfeng Logistics and the Shengfeng Logistics Shareholders of their respective obligations under the contracts to exercise control over Shengfeng Logistics. The Shengfeng Logistics Shareholders may not act in the best interests of our Company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the VIE Agreements with Shengfeng Logistics. Furthermore, failure of the VIE shareholders to perform certain obligations could compel the Company to rely on legal remedies available under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which may not be effective. Additionally, if any disputes relating to these contracts remain unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation, and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system and the Company may incur substantial costs to enforce the terms of the VIE Agreements. We, as a Cayman Islands holding company, may have difficulty in enforcing any rights we may have under the VIE Agreements with the VIE, its founders and owners, in PRC because all of our VIE Agreements are governed by the PRC laws and provide for the resolution of disputes through arbitration in the PRC, where legal environment in the PRC is not as developed as in the United States. Also, these VIE Agreements may not be enforceable in China if PRC government authorities or courts take a view that such VIE Agreements contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event we are unable to enforce these VIE Agreements, we may not be able to exert effective control over Shengfeng Logistics, and our ability to conduct our business may be materially and adversely affected. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure” and “—D. Risk Factors—Risks Relating to Doing Business in the PRC” for more information. In particular, see “—D. Risk Factors—Risks Relating to Our Corporate Structure—Our VIE Agreements with Shengfeng Logistics and the Shengfeng Logistics Shareholders may not be effective in providing control over Shengfeng Logistics,” “—D. Risk Factors—Risks Relating to Our Corporate Structure—The Shengfeng Logistics Shareholders have potential conflicts of interest with our Company which may adversely affect our business and financial condition,” “—D. Risk Factors—Risks Relating to Our Corporate Structure—Our VIE Agreements are governed by the laws of the PRC and we may have difficulty in enforcing any rights we may have under these contractual arrangements” and “—D. Risk Factors—Risks Relating to Doing Business in the PRC—We may be required to obtain permission from Chinese authorities (i) to issue our Class A Ordinary Shares to foreign investors and/or (ii) for the VIE’s operations, and if either or both are required and we are not able to obtain such permission in a timely manner, the securities currently being offered may substantially decline in value and become worthless.”

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

The Technical Consultation and Service Agreement does not prohibit related party transactions. The Company’s audit committee is required to review and approve in advance any related party transactions, including transactions involving Tianyu or Shengfeng Logistics.

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

The VIE Agreements may not be as effective as direct ownership in providing operational control. For instance, the VIE and the VIE’s subsidiaries could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. The VIE and the VIE’s subsidiaries may not act in the best interests of our Company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the VIE Agreements. In the event that the VIE or the VIE’s subsidiaries fail to perform their respective obligations under the VIE Agreements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. In addition, even if legal actions are taken to enforce such arrangements, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state. See “—D. Risk Factors—Risks Relating to Our Corporate Structure—Our VIE Agreements with Shengfeng Logistics and the Shengfeng Logistics Shareholders may not be effective in providing control over Shengfeng Logistics,” “—D. Risk Factors—Risks Relating to Our Corporate Structure—The Shengfeng Logistics Shareholders have potential conflicts of interest with our Company which may adversely affect our business and financial condition,” “—D. Risk Factors—Risks Relating to Our Corporate Structure—Our VIE Agreements are governed by the laws of the PRC and we may have difficulty in enforcing any rights we may have under these contractual arrangements” and “—D. Risk Factors—Risks Relating to Doing Business in the PRC—We may be required to obtain permission from Chinese authorities (i) to issue our Class A Ordinary Shares to foreign investors and/or (ii) for the VIE’s operations, and if either or both are required and we are not able to obtain such permission in a timely manner, the securities currently being offered may substantially decline in value and become worthless.”

Risks Associated with being based in the PRC

We are subject to certain legal and operational risks associated with having the majority of our operations in China, which could cause the value of our securities to significantly decline or become worthless. PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and as a result these risks may result in material changes in the operations of the VIE and the VIE’s subsidiaries, significant depreciation or a complete loss of the value of our Class A Ordinary Shares, or a complete hindrance of our ability to offer, or continue to offer, our securities to investors. Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As of the date of this annual report, we, our PRC subsidiary, and VIE and the VIE’s subsidiaries have not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice, or sanction. We believe that we are not subject to cybersecurity review with the Cyberspace Administration of China (the “CAC”) under the Cybersecurity Review Measures that became effective on February 15, 2022, given that: (i) we presently possesses personal information of less than one (1) million individual users in our business operations, as of the date of this annual report; and (ii) data processed in our business is less likely to have a bearing on national security, thus it may not be classified as core or important data by the authorities; we are also not subject to network data security review by the CAC if the Draft Regulations on the Network Data Security Administration (Draft for Comments) (the “Security Administration Draft”) is enacted as proposed, since we currently do not have over one million users’ personal information and do not collect data that affects or may affect national security and we do not anticipate that we will be collecting over one million users’ personal information or data that affects or may affect national security in the foreseeable future, which we understand might otherwise subject us to the Security Administration Draft. See “—D. Risk Factors—Risks Relating to Doing Business in the PRC—Our business generates and processes a large quantity of data, and improper handling of or unauthorized access to such data may adversely affect our business. In light of recent events indicating greater oversight by the Cyberspace Administration of China, or CAC, over data security, particularly for companies seeking to list on a foreign exchange, we are subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, our continued listing on Nasdaq, our financial condition, results of operations, and the subsequent offering.”

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

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which came into effect on March 31, 2023. See “—D. Risk Factors—Risks Relating to Doing Business in the PRC—We may be required to obtain permission from Chinese authorities (i) to issue our Class A Ordinary Shares to foreign investors and/or (ii) for the VIE’s operations, and if either or both are required and we are not able to obtain such permission in a timely manner, the securities currently being offered may substantially decline in value and become worthless..” Other than the foregoing, as of the date of this annual report, according to our PRC counsel, AllBright Law Offices, or “AllBright”, no relevant PRC laws or regulations in effect require that we obtain permission from any PRC authorities to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction, or any regulatory objection to our offerings from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations. Since these statements and regulatory actions are newly published, however, official guidance and related implementation rules have not been issued. It is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of the VIE and the VIE’s subsidiaries, our ability to accept foreign investments, and our listing on a U.S. exchange. The Standing Committee of the National People’s Congress (the “SCNPC”) or PRC regulatory authorities may in the future promulgate additional laws, regulations, or implementing rules that require us, our subsidiaries, or the VIE and the VIE’s subsidiaries to obtain regulatory approval from Chinese authorities before listing in the U.S. If we do not receive or maintain such approval, or inadvertently conclude that such approval is not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to an investigation by competent regulators, fines or penalties, or an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our operations and the value of our Class A Ordinary Shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

In addition, our Class A Ordinary Shares may be prohibited from trading on a national exchange or over-the-counter under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the Public Company Accounting Oversight Board (United States) (the “PCAOB”) is unable to inspect our auditors for three consecutive years beginning in 2021. As of the date of the annual report, the Company’s auditor prior to November 11, 2022, Friedman LLP (“Friedman”), headquartered in New York, New York, has been inspected by the PCAOB on a regular basis, with the last inspection in October 2020. Our current auditor, Marcum Asia CPAs LLP (“Marcum Asia”), has been inspected by the PCAOB on a regular basis, with the last inspection in 2023. Neither Friedman nor Marcum Asia is subject to the determinations announced by the PCAOB on December 16, 2021. If trading in our Class A Ordinary Shares is prohibited under the HFCA Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our Class A Ordinary Shares and trading in our Class A Ordinary Shares could be prohibited. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the U.S. Securities and Exchange Commission (the “SEC”) to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”) governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. See “—D. Risk Factors—Risks Relating to Doing Business in the PRC—Recent joint statement by the SEC and the Public Company Accounting Oversight Board (United States), or the “PCAOB,” rule changes by Nasdaq, and an act passed by the U.S. Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.”

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

As of the date of this annual report, the revised Provisions have come into effect, and any failure or perceived failure by the Company, its PRC Subsidiary or the VIE to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Mergers & Acquisitions and Overseas Listings.” The Opinions, the Trial Measures, the revised Provisions and any related implementing rules to be enacted may subject us to compliance requirement in the future. Given the current regulatory environment in the PRC, we are still subject to the uncertainty of different interpretation and enforcement of the rules and regulations in the PRC adverse to us, which may take place quickly with little advance notice. Notwithstanding the foregoing, as of the date of this annual report, we are not aware of any PRC laws or regulations in effect requiring that we obtain permission from any PRC authorities to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction or any regulatory objection from the CSRC, the CAC, or any other Chinese authorities that have jurisdiction over our operations. If we inadvertently conclude that we are not required to obtain any permission or approval from any of the PRC authorities for the VIE’s operations and/or our issuance of securities to foreign, or applicable laws, regulations, or interpretations change and we are required to obtain such permission or approval in the future, we may be subject to investigations by competent regulators, fines, or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, or incur additional costs to procure such approval or permission, and there is no guarantee that we can successfully obtain such approval or permission. These risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. See “—D. Risk Factors—Risks Relating to Our Corporate Structure” and “—D. Risk Factors—Risks Relating to Doing Business in the PRC” for more information. In particular, see “—D. Risk Factors—Risks Relating to Doing Business in the PRC—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us. Any changes in such laws and regulations may impair our ability to operate profitably,” “—D. Risk Factors—Risks Relating to Doing Business in the PRC—The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. Any actions by the Chinese government, including any decision to intervene or influence our operations or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to our operation, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless” and “—D. Risk Factors—Risks Relating to Doing Business in the PRC—We may be required to obtain permission from Chinese authorities (i) to issue our Class A Ordinary Shares to foreign investors and/or (ii) for the VIE’s operations, and if either or both are required and we are not able to obtain such permission in a timely manner, the securities currently being offered may substantially decline in value and become worthless.”

Dividend Distributions, Cash Transfer, and Tax Consequences

Shengfeng Cayman transfers cash to its wholly-owned Hong Kong subsidiary, Shengfeng HK, by making capital contributions or providing loans, and the Hong Kong subsidiary transfers cash to the subsidiary in China by making capital contributions or providing loans to it. Because Shengfeng Cayman consolidates the financial statements of the VIE under the U.S. GAAP in reliance upon contractual arrangements and is regarded as the primary beneficiary of the VIE for accounting purposes, Shengfeng Cayman’s subsidiaries are not able to make direct capital contributions to the VIE and their subsidiaries. However, Shengfeng Cayman’s subsidiaries may transfer cash to the VIEs by making loans or payments to the VIEs for inter-group transactions. For the fiscal year ended December 31, 2023, Shengfeng Cayman transferred approximately $6.7 million to Shengfeng HK for working capital loans. Shengfeng HK paid approximately $6.7 million to WFOE as a capital contribution. Shengfeng Supply Chain Management Co., Ltd. paid approximately $7.0 million to Pingtan SF as a capital contribution. No inter-company cash transfers or transfers of other assets have occurred among Shengfeng Cayman, Shengfeng HK, WFOE, the VIE and the VIE’s subsidiaries for the fiscal years ended December 31, 2022 and 2021.

We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. Our board of directors has complete discretion on whether to distribute dividends, subject to applicable laws. See “—D. Risk Factors— Risks Relating to Our Class A Ordinary Shares and the Trading Market—We do not intend to pay dividends for the foreseeable future.” As of the date of this annual report, none of our subsidiaries, nor the consolidated VIE and VIE’s subsidiaries have made any dividends or distributions to our Company. Additionally, no dividends or distributions have been made to U.S. investors as of the date of this annual report.

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

We conduct substantially all of our business in China through the VIE, Shengfeng Logistics, and the VIE’s subsidiaries. Substantially all of Shengfeng Development Limited’s revenues, costs and net income in China are directly or indirectly generated through the VIE and the VIE’s subsidiaries. We maintain our bank accounts and balances primarily in licensed banks in Mainland China. In addition, cash transfers from our Cayman Islands holding company are subject to applicable PRC laws and regulations on loans and direct investment. For details, see “—D. Risk Factors—Risk Relating to Doing Business in the PRC — PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of future financial activities to make loans or additional capital contributions to our PRC subsidiary and to make loans to Shengfeng Logistics, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Cash transfers from our Cayman Islands holding company are subject to applicable PRC laws and regulations on loans and direct investment. For example, any loans from Shengfeng Cayman to our wholly owned subsidiary in the PRC, Tianyu, to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE, or filed with SAFE in its information system. Pursuant to relevant PRC regulations, we may provide loans to Tianyu up to the larger amount of (i) the balance between the registered total investment amount and registered capital of Tianyu, or (ii) twice the amount of the net assets of Tianyu calculated in accordance with the Circular on Full-Coverage Macro-Prudent Management of Cross-Border Financing, or the “PBOC Circular 9.” Moreover, any medium or long-term loan to be provided by us to Tianyu or other domestic PRC entities must also be filed and registered with National Development and Reform Commission, or the “NDRC.” We may also decide to finance Tianyu by means of capital contributions. These capital contributions are subject to registration with the State Administration for Market Regulation or its local branch, reporting of foreign investment information with MOFCOM, or registration with other governmental authorities in China. Due to the restrictions imposed on loans in foreign currencies extended to PRC domestic companies, we are not likely to make such loans to Shengfeng Logistics, which is a PRC domestic company. Further, we are not likely to finance the activities of Shengfeng Logistics and the VIE’s subsidiaries by means of capital contributions, due to regulatory restrictions relating to foreign investment in PRC domestic enterprises, which may be engaged in certain businesses, such as the Foreign Investment Law, which provides that foreign investors shall not invest in any field with investment prohibited by the negative list for foreign investment access. Additionally, the PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders. For a more detailed description of the restrictions and limitations on our ability to transfer cash or distribute earnings to our Cayman Islands holding company and the investors, see “—D. Risk Factors—Risks Relating to Doing Business in the PRC—PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of future financial activities to make loans or additional capital contributions to our PRC subsidiary and to make loans to Shengfeng Logistics, which could materially and adversely affect our liquidity and our ability to fund and expand our business,” “—D. Risk Factors— Risks Relating to Doing Business in the PRC—Governmental control of currency conversion may affect the value of your investment and our payment of dividends,” and “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.” In addition, current PRC regulations permit our PRC subsidiary to pay dividends to its shareholders only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. For details, see “—D. Risk Factors—Risks Relating to Doing Business in the PRC—Our PRC subsidiary is subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business.”

If needed, cash can be transferred between our holding company and subsidiaries through intercompany fund advances, and there are currently no restrictions on transferring funds between our Cayman Islands holding company and subsidiaries in Hong Kong and mainland China, other than certain restrictions and limitations imposed by the PRC government. Currently, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for transfer of funds involving money laundering and criminal activities. Additionally, under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the SAFE, by complying with certain procedural requirements. Therefore, our PRC subsidiary is able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Current PRC regulations permit our PRC subsidiary to pay dividends to shareholders only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. See “—D. Risk Factors—Governmental control of currency conversion may affect the value of your investment and our payment of dividends” and “—D. Risk Factors — Risks Relating to Doing Business in the PRC — Our PRC subsidiary is subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business.” For the fiscal year ended December 31, 2023, Shengfeng Cayman transferred approximately $6.7 million to Shengfeng HK for working capital loans. Shengfeng HK paid approximately $6.7 million to WFOE as a capital contribution. Shengfeng Supply Chain Management Co., Ltd. paid approximately $7.0 million to Pingtan SF for capital contribution. No cash transfers, dividends, or distributions have occurred among our Company, our subsidiaries, and the VIE for the fiscal years ended December 31, 2022 and 2021. As of the date of this annual report, none of our subsidiaries or the VIE have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders.

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

The following tables present selected condensed consolidating financial data of Shengfeng Cayman and its subsidiaries, the VIE, and the VIE’s subsidiaries for the fiscal years ended December 31, 2023, 2022 and 2021, and balance sheet data as of December 31, 2023, 2022 and 2021, which have been derived from our audited consolidated financial statements for those years.

As of and for the fiscal year ended December 31, 2023

	Shengfeng Development Limited (Shengfeng Cayman)	Shengfeng HK (100% owned by Shengfeng Cayman)	Tianyu Shengfeng Logistics Group Co., Ltd. and its subsidiaries (WFOE) (100% owned by Shengfeng HK)	Shengfeng Logistics Group Co., Ltd. and its subsidiaries (VIE)	Eliminations	Consolidated Total
	$ in thousands
Condensed Consolidating Schedule – Balance Sheet
Assets:
Current assets	$635	$10	$14,434	$146,894	$(12,868)	$149,105
Receivable from VIE	$-	$-	$93,425	$-	$(93,425)	$-
Investments in subsidiaries	$107,312	$107,302	$-	$-	$(214,614)	$-
Non-current assets	$107,312	$113,952	$114,021	$103,055	$(321,607)	$116,733
Total assets	$107,947	$113,962	$128,455	$249,949	$(334,475)	$265,838
Liabilities:
Current liabilities	$-	$6,660	$21,061	$127,603	$(18,948)	$136,376
Payable to WFOE	$-	$-	$-	$93,425	$(93,425)	$-
Non-current liabilities	$-	$-	$92	$17,057	$-	$17,149
Total liabilities	$-	$6,660	$21,153	$238,085	$(112,373)	$153,525
Total shareholders’ equity	$107,947	$107,302	$107,302	$11,864	$(222,102)	$112,313
Total liabilities and shareholders’ equity	$107,947	$113,962	$128,455	$249,949	$(334,475)	$265,838

Condensed Consolidating Schedule – Statement of Operations
Revenues	$-	$-	$14,098	$401,825	$(11,802)	$404,121
Cost of revenues	$-	$-	$(13,137)	$(355,662)	$11,184	$(357,615)
Gross profit	$-	$-	$961	$46,163	$(618)	$46,506
Operating expenses	$(421)	$-	$(472)	$(31,743)	$36	$(32,600)
Technical service income from VIE and its subsidiaries (1)	$-	$-	$10,828	$-	$(10,828)	$-
Technical Service expense in WFOE (1)	$-	$-	$-	$(10,828)	$10,828	$-
Income for equity method investments	$11,310	$11,310	$-	$-	$(22,620)	$-
Net income	$10,889	$11,310	$11,310	$10,828	$(34,029)	$10,308

Condensed Consolidating Schedule – Statement of Cash Flows
Net cash provided by (used in) operating activities	$(514)	$-	$2,982	$9,645	$-	$12,113
Net cash used in investing activities	$(6,660)	$(6,650)	$(19,080)	$(6,694)	$20,263	$(18,821)
Net cash provided by financing activities	$7,669	$6,660	$20,842	$(1,717)	$(20,263)	$13,191
Effects of exchange rate changes on cash and restricted cash	$-	$-	$(74)	$(484)	$-	$(558)
Net increase in cash and restricted cash	$495	$10	$4,670	$750	$-	$5,925
Cash and restricted cash, beginning of year	$47	$-	$-	$23,321	-	$23,368
Cash and restricted cash, end of year	$542	$10	$4,670	$24,071	$-	$29,293
Inter-company cash transfers
Transfer from Shengfeng Cayman to Shengfeng HK	$(6,660)	$6,660	$-	$-	$-	$-
Transfer from Shengfeng HK to WFOE	$-	$(6,650)	$6,650	$-	$-	$-
Transfer from VIE to WFOE	$-	$-	$6,954	$(6,954)	$-	$-

As of and for the fiscal year ended December 31, 2022

	Shengfeng Development Limited (Shengfeng Cayman)	Shengfeng HK (100% owned by Shengfeng Cayman)	Tianyu Shengfeng Logistics Group Co., Ltd. (WFOE) (100% owned by Shengfeng HK)	Shengfeng Logistics Group Co., Ltd. and its subsidiaries (VIE)	Eliminations	Consolidated Total
	$ in thousands
Condensed Consolidating Schedule – Balance Sheet
Assets:
Current assets	$47	$-	$-	$135,650	$-	$135,697
Receivable from VIE	$-	$-	$91,695	$-	$(91,695)	$-
Investments in subsidiaries	$91,695	$91,695	$-	$-	$(183,390)	$-
Non-current assets	$91,776	$91,695	$91,695	$109,481	$(275,085)	$109,562
Total assets	$91,823	$91,695	$91,695	$245,131	$(275,085)	$245,259
Liabilities:
Current liabilities	$600	$-	$-	$130,196	$-	$130,796
Payable to WFOE	$-	$-	$-	$91,695	$(91,695)	$-
Non-current liabilities	$-	$-	$-	$111,072	$(91,695)	$19,377
Total liabilities	$600	$-	$-	$241,268	$(91,695)	$150,173
Total shareholders’ equity	$91,223	$91,695	$91,695	$3,863	$(183,390)	$95,086
Total liabilities and shareholders’ equity	$91,823	$91,695	$91,695	$245,131	$(275,085)	$245,259

Condensed Consolidating Schedule – Statement of Operations
Revenues	$-	$-	$-	$370,325	$-	$370,325
Cost of revenues	$-	$-	$-	$(328,793)	$-	$(328,793)
Gross profit	$-	$-	$-	$41,532	$-	$41,532
Operating expenses	$(472)	$-	$-	$(31,214)	$-	$(31,686)
Technical service income from VIE and its subsidiaries (1)	$-	$-	$8,298	$-	$(8,298)	$-
Technical Service expense in WFOE (1)	$-	$-	$-	$(8,298)	$8,298	$-
Income for equity method investments	$8,298	$8,298	$-	$-	$(16,596)	$-
Net income	$7,826	$8,298	$8,298	$-	$(16,596)	$7,826

Condensed Consolidating Schedule – Statement of Cash Flows
Net cash provided by (used in) operating activities	$(472)	$-	$-	$7,402	$-	$6,930
Net cash used in investing activities	$-	$-	$-	$(6,715)	$-	$(6,715)
Net cash provided by financing activities	$519	$-	$-	$5,530	$-	$6,049
Effects of exchange rate changes on cash and restricted cash	$-	$-	$-	$(1,814)	$-	$(1,814)
Net increase in cash and restricted cash	$47	$-	$-	$4,403	$-	$4,450
Cash and restricted cash, beginning of year	$-	$-	$-	$18,918	-	$18,918
Cash and restricted cash, end of year	$47	$-	$-	$23,321	$-	$23,368
Inter-company cash transfers (2)	$-	$-	$-	$-	$-	$-

As of and for the year ended December 31, 2021

	Shengfeng Development Limited (Shengfeng Cayman)	Shengfeng HK (100% owned by Shengfeng Cayman)	Tianyu Shengfeng Logistics Group Co., Ltd. (WFOE) (100% owned by Shengfeng HK)	Shengfeng Logistics Group Co., Ltd. and its subsidiaries (VIE)	Eliminations	Consolidated Total
	$ in thousands
Condensed Consolidating Schedule – Balance Sheet
Assets:
Current assets	$-	$-	$-	$121,698	$-	$121,698
Receivable from VIE	$-	$-	$91,593	$-	$(91,593)	$-
Investments in subsidiaries	$91,593	$91,593	$-	$-	$(183,186)	$-
Non-current assets	$91,593	$91,593	$91,593	$122,511	$(274,779)	$122,511
Total assets	$91,593	$91,593	$91,593	$244,209	$(274,779)	$244,209
Liabilities:
Current liabilities	$-	$-	$-	$125,352	$-	$125,352
Payable to WFOE	$-	$-	$-	$91,953	$(91,953)	$-
Non-current liabilities	$-	$-	$-	$114,552	$(91,953)	$22,959
Total liabilities	$-	$-	$-	$239,904	$(91,953)	$148,311
Total shareholders’ equity	$91,593	$91,593	$91,593	$4,305	$(183,186)	$95,898
Total liabilities and shareholders’ equity	$91,953	$91,593	$91,593	$244,209	$(274,779)	$244,209

Condensed Consolidating Schedule – Statement of Operations
Revenues	$-	$-	$-	$346,699	$-	$346,699
Cost of revenues	$-	$-	$-	$(305,345)	$-	$(305,345)
Gross profit	$-	$-	$-	$41,345	$-	$41,345
Operating expenses	$-	$-	$-	$(32,758)	$-	$(32,758)
Technical service income from VIE and its subsidiaries (1)	$-	$-	$6,644	$-	$(6,644)	$-
Technical Service expense in WFOE (1)	$-	$-	$-	$(6,644)	$6,644	$-
Income for equity method investments	$6,644	$6,644	$-	$-	$(13,288)	$-
Net income	$6,644	$6,644	$6,644	$-	$(13,288)	$6,644

Condensed Consolidating Schedule – Statement of Cash Flows
Net cash provided by operating activities	$-	$-	$-	$20,393	$-	$20,393
Net cash used in investing activities	$-	$-	$-	$(27,670)	$-	$(27,670)
Net cash used in financing activities	$-	$-	$-	$(2,127)	$-	$(2,127)
Effects of exchange rate changes on cash and restricted cash	$-	$-	$-	$538	$-	$538
Net decrease in cash and restricted cash	$-	$-	$-	$(8,866)	$-	$(8,866)
Cash and restricted cash, beginning of year	$-	$-	$-	$27,784	$-	$27,784
Cash and restricted cash, end of year	$-	$-	$-	$18,918	$-	$18,918
Inter-company cash transfers (2)	$-	$-	$-	$-	$-	$-

(1)	Represents technical service fee, including the basic annual fee and the floating fee, which equals to 100% of the VIE’s income net of tax, pursuant to the Exclusive Technical Consultation and Service Agreements.

(2)	There were no inter-company cash transfers among Shengfeng Cayman, Shengfeng HK, WFOE, the VIE and the VIE’s subsidiaries for the years ended December 31, 2022 and 2021.

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

In the opinion of AllBright, our PRC counsel, based on its understandings of the relevant PRC laws and regulations, (i) the ownership structures of Shengfeng Logistics in China and Tianyu, our wholly owned subsidiary in China currently are not in violation of applicable PRC laws and regulations currently in effect; and (ii) each of the contracts among Tianyu, Shengfeng Logistics, and the Shengfeng Logistics Shareholders is legal, valid, binding, and enforceable in accordance with its terms and applicable PRC laws. However, our PRC counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. In addition, our VIE Agreements have not been tested in a court of law in China as of the date of this annual report. Accordingly, the PRC regulatory authorities may ultimately take a view contrary to the opinion of our PRC counsel in the future. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or, if adopted, what they would provide. Furthermore, it is uncertain whether any future actions by the government of China will significantly affect the enforceability of the VIE Agreements.

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

Shengfeng Development Limited is a holding company incorporated under the laws of the Cayman Islands and it is not a Chinese operating company. As a holding company with no material operations of its own, its operations have been conducted in China by its subsidiaries and through contractual arrangements, or VIE Agreements, with a VIE, Shengfeng Logistics, and the VIE’s subsidiaries. For accounting purposes, we control and receive the economic benefits of the VIE and the VIE’s subsidiaries’ business operations through the VIE Agreements, which enable us to consolidate the financial results of the VIE and the VIE’s subsidiaries in our consolidated financial statement under U.S. GAAP. Neither we nor our subsidiaries own any equity interests in the VIE or the VIE’s subsidiaries. As an investor of our Class A Ordinary Shares, you may be subject to unique risks due to our VIE structure. The VIE Agreements are designed to provide our wholly owned subsidiary, Tianyu, with the power, rights, and obligations to Shengfeng Logistics, including control rights and the rights to the assets, property, and revenue of the VIE, as set forth under the VIE Agreements. Our VIE Agreements have not been tested in a court of law in China as of the date of this annual report. We have evaluated the guidance in FASB ASC 810 and determined that we are regarded as the primary beneficiary of the VIE, for accounting purposes, as a result of our direct ownership in Tianyu and the provisions of the VIE Agreements. Accordingly, we treat the VIE and the VIE’s subsidiaries as our consolidated entities under U.S. GAAP. We have consolidated the financial results of the VIE and the VIE’s subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

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

It is uncertain whether we would be considered as ultimately controlled by Chinese parties. As of the date of this annual report, Mr. Yongxu Liu, our chief executive officer and Chairman and a PRC citizen beneficially and indirectly owns 41,880,000 Class B Ordinary Shares, representing approximately 91.16% of the voting rights in our Company. It is uncertain, however, if these factors would be sufficient to give them control over us under the Foreign Investment Law. If future revisions or implementation rules of the Foreign Investment Law mandate further actions, such as the MOFCOM market entry clearance or certain restructuring of our corporate structure and operations, there may be substantial uncertainties as to whether we can complete these actions in a timely manner, if at all, and our business and financial condition may be materially and adversely affected.

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

For example, recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure to the CSRC; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for initial public offering and listing in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted. The New Overseas Listing Rules further require Chinese domestic enterprises to complete filings with relevant governmental authorities and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market; b) an issuer making an overseas securities offering after having been listed on an overseas market; and c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. The required filing scope is not limited to the initial public offering, but also includes subsequent overseas securities offering, single or multiple acquisition(s), share swap, transfer of shares or other means to seek an overseas direct or indirect listing and a secondary listing or dual major listing of issuers already listed overseas. If a domestic company fails to complete the required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as orders to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

According to the Notice on the Administrative Arrangements for the Filing of the Overseas Securities Offering and Listing by Domestic Companies from the CSRC, or the CSRC Notice, the domestic companies that have already been listed overseas before the effective date of the Overseas Listing Trial Measures (i.e. March 31, 2023) shall be deemed as the Existing Issuers. Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC for any subsequent offerings. Further, according to the CSRC Notice, domestic company obtained approval from overseas regulatory authorities or securities exchanges (for example, the effectiveness of a registration statement for offering and listing in the U.S. has been obtained) for their indirect overseas offering and listing prior to March 31, 2023 but have not yet completed their indirect overseas issuance and listing, are granted a six-month transition period from March 31, 2023 to September 30, 2023. Those that complete their indirect overseas offering and listing within such six-month period are deemed as Existing Issuers and are not required to file with the CSRC for their indirect overseas offerings and listings. Within such six-month transition period, however, if such domestic companies fail to complete their indirect overseas issuance and listing, they shall complete the filing procedures with the CSRC. Based on the foregoing, according to our PRC counsel, since our registration statement on Form F-1 was declared effective on March 30, 2023, and we completed our IPO and listing before September 30, 2023, we were not required to complete the filing procedures pursuant to the Trial Measures for our IPO.

On February 24, 2023, the CSRC, together with Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions, which were issued by the CSRC, National Administration of State Secrets Protection and National Archives Administration of China in 2009. The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies”, and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, including, but not limited to, (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. As of the date of this annual report, the revised Provisions came into effect and we are not aware of any PRC laws or regulations in effect requiring that we obtain permission from any PRC authorities to issue securities to foreign investors, nor have we received any inquiry, notice, warning, sanction or any regulatory objection from the CSRC, the CAC, or any other Chinese authorities that have jurisdiction over our operations. However, any failure or perceived failure by the Company, its PRC Subsidiary or the VIE to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime. The Opinions, the Trial Measures, the revised Provisions and any related implementing rules to be enacted may subject us to compliance requirement in the future. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of the Opinions, the Trial Measures or any future implementation rules on a timely basis, or at all.

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

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands, and we conduct our operations in China and our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state.

We have been advised by our Cayman Islands legal counsel, Ogier (Cayman) LLP, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us, judgments of courts of the United States obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is currently no statutory enforcement or treaty between the United States and the Cayman Islands providing for enforcement of judgments obtained in the United States. The courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive, given by a court of competent jurisdiction (the courts of the Cayman Islands will apply the rules of Cayman Islands private international law to determine whether the foreign court is a court of competent jurisdiction), and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands. Furthermore, it is uncertain that Cayman Islands courts would enforce: (1) judgments of U.S. courts obtained in actions against us or other persons that are predicated upon the civil liability provisions of the U.S. federal securities laws; or (2) original actions brought against us or other persons predicated upon the Securities Act. Ogier (Cayman) LLP has informed us that there is uncertainty with regard to Cayman Islands law relating to whether a judgment obtained from the U.S. courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal and punitive in nature. A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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

Our auditor prior to November 11, 2022, Friedman LLP, or Friedman, and current auditor, Marcum Asia CPAs LLP (“Marcum Asia”), the independent registered public accounting firms that issue the audit reports included elsewhere in this annual report, as auditors of companies that are traded publicly in the United States and firms registered with the PCAOB, have been subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Friedman, has been inspected by the PCAOB on a regular basis, with the last inspection in October 2020. Our current auditor, Marcum Asia, has been inspected by the PCAOB on a regular basis, with the last inspection in 2023. Neither Friedman nor Marcum Asia is subject to the determinations announced by the PCAOB on December 16, 2021. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. Each year, the PCAOB will determine whether it can inspect and investigate completely accounting firms headquartered in mainland China and Hong Kong. Furthermore, the Accelerating HFCA Act, which requires that the PCAOB be permitted to inspect the issuer’s public accounting firm within two years, may result in the delisting of our Company in the future if the PCAOB is unable to inspect our accounting firm at such future time. Our securities may be prohibited from trading if our auditor cannot be fully inspected. While the Company’s auditor is based in the U.S. and is registered with PCAOB and subject to PCAOB inspection, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such inability could cause trading in the Company’s securities to be prohibited under the Accelerating HFCA Act, and ultimately result in a determination by a securities exchange to delist the Company’s securities. If trading in our Class A Ordinary Shares is prohibited under the Accelerating HFCA Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our Class A Ordinary Shares. A termination in the trading of our securities or any restriction on the trading in our securities would be expected to have a negative impact on the Company as well as on the value of our securities.

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

Additionally, the Labor Contract Law provides that enterprises accepting labor dispatch services shall strictly control the number of dispatched workers and the proportion of dispatched workers shall not exceed the percentage prescribed by competent labor administrative departments. The Interim Provisions on Labor Dispatching, issued by the Ministry of Human Resources and Social Security of the People’s Republic of China on January 24, 2014, which came into effect on March 1, 2014, require the number of dispatched workers not to exceed 10% of the total number of 1) the employees that are employed directly by an enterprise and 2) the dispatched workers. For more details, please see “Item 4. Information on the Company—B. Business Overview—Regulations—The Labor Law and the Labor Contract Law” and “Item 4. Information on the Company—B. Business Overview—Regulations—The Interim Provisions on Labor Dispatching.” The term “labor dispatch” refers to an atypical employment relationship pursuant to which the dispatch work agencies enter into employment agreements with the workers, and then send such dispatched workers to the enterprises which have entered into labor dispatch service agreements with the dispatch work agencies to provide services. In such circumstances, dispatched workers are under the supervision and management of the enterprises they work in. According to the Labor Contract Law, any labor dispatching unit or employer who violates the provisions of such law in respect of labor dispatching will be ordered by the labor administrative authorities to take corrective action within a stipulated period. If such correction is not made within the stipulated period, a fine ranging from RMB5,000 (approximate USD720) to RMB10,000 (approximate USD1,400) per person will be imposed on such labor dispatching unit or employer, and the labor dispatching business permit of such labor dispatching unit will be revoked. Our number of dispatched workers exceeded the 10% limitation required by the Interim Provisions on Labor Dispatching in the fiscal year ended December 31, 2022. The Company had taken measures to try to comply with related laws and regulations in the fiscal year ended December 31, 2023. Such measures include, but are not limited to, decreasing the number of dispatched workers and increasing the number of employees and outsourced workers, which is expected to increase the costs of our business and operations. As of the date of this annual report, the number of our dispatched workers is lower than 10% of the total number of the employees directly employed by the Company and the dispatched workers. While we are endeavoring to stay compliant with the Interim Provisions on Labor Dispatching and relevant regulations, we can not assure you that we will be able to continue to keep the rate of dispatched workers among our total employees and dispatched workers lower than 10%, as required by the Interim Provisions on Labor Dispatching. If we fail to keep the rate of dispatched workers among our total employees and dispatched workers lower than 10%, we may be required by the competent authorities to decrease our number of dispatched workers within a stipulated period. If we fail to correct such shortfall within the prescribed time limit, the relevant administrative authorities may impose a fine ranging from RMB5,000 (approximate USD720) to RMB10,000 (approximate USD1,400) per person upon us. Accordingly, if the relevant PRC authorities determine that we are subject to fines in relation to our failure to decrease the number of our dispatched workers within the prescribed time limit, our business, financial condition, and results of operations may be adversely affected. We believe that the estimated amount of costs in respect of taking the measures to keep the rate of dispatched workers among our total employees and dispatched workers lower than 10% is not material. However, our estimate of costs may not be accurate or sufficient and may not be accumulated by such time.

Other than the social insurance and housing fund contributions and the estimate of costs to maintain or reduce the number of dispatched workers, we are currently not able to quantify the contribution amounts that we will need to make for us to be in full compliance with all PRC labor-related laws and regulations. To the best of our knowledge, as of the date of this annual report, based on all the information available to us, we do not believe that the estimated amount of contributions that we will need to make in order to be in full compliance with all PRC labor-related laws and regulations is material for our business operations. We will continue investigating and monitoring our compliance status in connection with PRC labor-related laws and regulations in order to promptly address any shortfall going forward.

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

PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of future financial activities to make loans or additional capital contributions to our PRC subsidiary and to make loans to Shengfeng Logistics, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

On March 30, 2015, SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capital of Foreign-invested Enterprises, or “SAFE Circular 19,” which took effect and replaced previous regulations effective on June 1, 2015. Pursuant to SAFE Circular 19, up to 100% of foreign currency capital of a foreign-invested enterprise may be converted into RMB capital according to the actual operation, and within the business scope, of the enterprise at its will. Although SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC, the restrictions continue to apply as to foreign-invested enterprises’ use of the converted RMB for purposes beyond their business scope, for entrusted loans or for inter-company RMB loans. On June 9, 2016, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or “SAFE Circular 16,” effective on June 9, 2016, which reiterates some rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-affiliated enterprises. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from future financial activities, to Tianyu, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, the SAFE issued the Notice of the State Administration of Foreign Exchange on Further Facilitating Cross-border Trade and Investment, or “SAFE Circular 28,” which, among other things, expanded the use of foreign exchange capital to domestic equity investment area. Non-investment foreign-funded enterprises are allowed to lawfully make domestic equity investments by using their capital on the premise without violation to prevailing special administrative measures for access of foreign investments (negative list) and the authenticity and compliance with the regulations of domestic investment projects. However, since SAFE Circular 28 is newly promulgated, it is unclear how SAFE and competent banks will carry it out in practice.

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

The approval of the China Securities Regulatory Commission, or the “CSRC,” may be required in connection with future financial activities under a regulation adopted in August 2006, and, if required, we cannot assure you that we will be able to obtain such approval, in which case we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek the CSRC approval for future financial activities.

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

Our PRC legal counsel has advised us, based on their understanding of the current PRC law, rules, and regulations that the CSRC’s approval is not required for the listing and trading of our shares on Nasdaq, given that:

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

Our PRC legal counsel, however, has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC governmental agencies, including the CSRC, would reach the same conclusion as we do. If it is determined that the CSRC approval is required for future financial activities, we may face sanctions by the CSRC or other PRC regulatory agencies if we fail to seek the CSRC approval for future financial activities. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from future financial activities into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiary, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation, and prospects, as well as the trading price of our Class A Ordinary Shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt the financial activities before the settlement and delivery of the Class A Ordinary Shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the Class A Ordinary Shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur.

We may be required to obtain permission from Chinese authorities (i) to issue our Class A Ordinary Shares to foreign investors and/or (ii) for the VIE’s operations, and if either or both are required and we are not able to obtain such permission in a timely manner, the securities currently being offered may substantially decline in value and become worthless.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the “Opinions.” The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Furthermore, they proposed to take measures, including promoting the construction of relevant regulatory systems to control the risks and handle the incidents from China-based overseas-listed companies. On February 17, 2023, the CSRC promulgated the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure to the CSRC; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for initial public offering and listing in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted. The New Overseas Listing Rules further require Chinese domestic enterprises to complete filings with relevant governmental authorities and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market; b) an issuer making an overseas securities offering after having been listed on an overseas market; and c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. The required filing scope is not limited to the initial public offering, but also includes subsequent overseas securities offering, single or multiple acquisition(s), share swap, transfer of shares or other means to seek an overseas direct or indirect listing and a secondary listing or dual major listing of issuers already listed overseas. If a domestic company fails to complete the required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as orders to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

On February 24, 2023, the CSRC, together with Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions, which were issued by the CSRC, National Administration of State Secrets Protection and National Archives Administration of China in 2009. The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies”, and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, including, but not limited, to (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. As of the date of this annual report, the revised Provisions have come into effect and we are not aware of any PRC laws or regulations in effect requiring that we obtain permission from any PRC authorities to issue securities to foreign investors, nor have we received any inquiry, notice, warning, sanction or any regulatory objection from the CSRC, the CAC, or any other Chinese authorities that have jurisdiction over our operations. However, any failure or perceived failure by the Company, its PRC Subsidiary or the VIE to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime The Opinions, the Trial Measures, the revised Provisions and any related implementing rules to be enacted may subject us to compliance requirement in the future. We are currently not required to obtain any permission or approval from Chinese authorities to list on U.S. exchanges nor to execute the VIE Agreements. However, if we inadvertently conclude that such permission or approval is not required, or applicable laws, regulations, or interpretations change and the VIE or the holding company are required to obtain such permission or approval in the future and are denied such permission or approval from the Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchanges or continue to offer securities to investors, which could cause significant depreciation of the price of our Class A Ordinary Shares and materially affect the interest of the investors.

According to the Notice on the Administrative Arrangements for the Filing of the Overseas Securities Offering and Listing by Domestic Companies from the CSRC, or the CSRC Notice, the domestic companies that have already been listed overseas before the effective date of the Overseas Listing Trial Measures (i.e. March 31, 2023) shall be deemed as the Existing Issuers. Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC for any subsequent offerings. Further, according to the CSRC Notice, domestic company obtained approval from overseas regulatory authorities or securities exchanges (for example, the effectiveness of a registration statement for offering and listing in the U.S. has been obtained) for their indirect overseas offering and listing prior to March 31, 2023 but have not yet completed their indirect overseas issuance and listing, are granted a six-month transition period from March 31, 2023 to September 30, 2023. Those that complete their indirect overseas offering and listing within such six-month period are deemed as Existing Issuers and are not required to file with the CSRC for their indirect overseas offerings and listings. Within such six-month transition period, however, if such domestic companies fail to complete their indirect overseas issuance and listing, they shall complete the filing procedures with the CSRC. Based on the foregoing, according to our PRC counsel, since our registration statement on Form F-1 was declared effective on March 30, 2023, and we completed our IPO and listing before September 30, 2023, we were not required to complete filing procedures pursuant to the Trial Measures for our IPO.

On February 24, 2023, the CSRC, together with Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions, which was issued by the CSRC, National Administration of State Secrets Protection and National Archives Administration of China in 2009. The revised Provisions is issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies”, and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, including, but not limited to, (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. Any new rules or regulations promulgated in the future in that regard may impose additional requirements or restrictions on us. If we fail to comply with these regulatory requirements, relevant regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds into China, or even take other actions that could materially and adversely affect our business, financial condition, results of operations, prospects and the trading price of our shares.

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

The COVID-19 pandemic has broadly affected China’s logistic market and the macroeconomy. Our results of operations and financial performance may be adversely affected, to the extent that COVID-19 exerts long-term negative impact on the Chinese economy. The pandemic caused temporary disruptions in the supply chains for companies in China and elsewhere, including us and our customers and suppliers. As a result, we have experienced lower efficiency, increased aging of our trade receivable, longer collection period and more bad debts. which could adversely affect our business operation. However, by leveraging our advantages in the logistics fields and our networks, our results of operation for the year ended December 31, 2023 have not been materially negatively affected by the COVID-19.

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

Transportation cost is one of the major costs of companies in the contract logistics industry, and fuel cost is a component of transportation cost. Fluctuation of fuel prices will have a certain impact on the profitability of contract logistics service providers. Fuel costs accounted for approximately 2.45% of our total cost of revenue for the fiscal year ended December 31, 2023. Considering the number of vehicles we own, it is estimated that if the fuel price fluctuates by +/- 5%, the cost of revenue may increase or decrease by $0.44 million for the current year, which will either increase or decrease our net profit by a maximum of $0.33 million. Fuel costs accounted for approximately 4.13% of our total cost of revenue for the fiscal year ended December 31, 2022. Considering the number of vehicles we own, it was estimated that if the fuel price fluctuated by +/- 5%, the cost of revenue may increase or decrease by $0.68 million for the fiscal year ended December 31, 2022, which would either increase or decrease our net profit by a maximum of $0.51 million. Fuel costs accounted for approximately 3.8% of our total operational expenses for the fiscal year ended December 31, 2021. Considering the number of vehicles we own, it was estimated that if the fuel price fluctuated by +/- 5%, the cost of revenue may increase or decrease by $0.58 million for the fiscal year ended December 31, 2021, which would either increase or decrease our net profit by a maximum of $0.43 million. If fuel prices rise significantly in the future, we will experience the pressure of increased costs.

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

Our business depends on the services provided by, and relationships with, various third parties, including third-party transportation providers, among others. For the fiscal years ended December 31, 2023, 2022 and 2021, about 77%, 71% and 70% of our freight transportation services were provided by third-party transportation providers, respectively, which included owner-operators of a single truck, private fleets, and large trucking companies. Several third-party transportation providers contributed a significant part of the total cost of revenue of the Company. In particular, for the fiscal year ended December 31, 2023, Fujian Jinwang Yuntong Logistics Technology Co., Ltd. contributed approximately 32.7% of the total cost of revenue of the Company. For the fiscal year ended December 31, 2022, Fujian Jinwang Yuntong Logistics Technology Co., Ltd. contributed approximately 23.5% of the total cost of revenue of the Company. For the year ended December 31, 2021, Anhui Luge Transportation Co., Ltd. contributed approximately 27.8% of the total cost of revenue of the Company. The failure of these and other third parties to perform in compliance with our agreements may negatively impact our business.

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

Our business generates and processes a large quantity of data, and improper handling of or unauthorized access to such data may adversely affect our business. In light of recent events indicating greater oversight by the Cyberspace Administration of China, or CAC, over data security, particularly for companies seeking to list on a foreign exchange, we are subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, our continued listing on Nasdaq, our financial condition, results of operations, and the subsequent offering.

Our business involves collecting and retaining certain internal and end customer personal data. For example, our PRC Subsidiaries collect end customer’s personal information in the ordinary course of business. We and our PRC Subsidiaries also maintain information about various aspects of our operations as well as regarding our employees. The integrity and protection of our customers, employees and company data is critical to our business. Our customers and employees expect that we and our PRC Subsidiaries will adequately protect their personal information. We and our PRC Subsidiaries are required by applicable laws to keep strictly confidential the personal information that we and our and our PRC Subsidiaries collect, and to take adequate security measures to safeguard such information. However, we face risks related to complying with applicable laws, rules, and regulations relating to the collection, use, disclosure, and security of personal information, as well as any requests from regulatory and government authorities relating to such data. We could be subject to cybersecurity review in the future.

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

The Cybersecurity Law, which was adopted by the National People’s Congress on November 7, 2016 and came into force on June 1, 2017 provide that network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations. The Cybersecurity Law also provides that personal information and important data collected and generated by a critical information infrastructure operator (“CIIO”) in the course of its operations in China must be stored in China. Due to the lack of further interpretations, the exact scope of what constitute a “CIIO” remains unclear.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law which took effect in September 2021. The Data Security Law requires that data shall not be collected by theft or other illegal means, and it also provides that a data classification and hierarchical protection system. The data classification and hierarchical protection system protects data according to its importance in economic and social development, and the damages it may cause to national security, public interests, or the legitimate rights and interests of individuals and organizations if the data is falsified, damaged, disclosed, illegally obtained or illegally used, which protection system is expected to be built by the state for data security in the near future. In addition, on November 14, 2021, CAC published the Administration Measures for Cyber Data Security (Draft for Public Comments), or the “Cyber Data Security Measure (Draft)” and accepted public comments until December 13, 2021. The Cyber Data Security Measure (Draft) provides that data processors shall apply for cybersecurity review under certain circumstances, such as mergers, restructurings, divisions of internet platform operators that hold large amount of data relating to national security, economic development or public interest which affects or may affect the national security, overseas listings of data processors that process personal data for more than one million individuals, Hong Kong listings of data processors that affect or may affect national security, and other data processing activities that affect or may affect the national security. In addition, data processors that process important data or are listed overseas shall carry out an annual data security assessment on their own or by engaging a data security services institution, and the data security assessment report for the prior year should be submitted to the local cyberspace affairs administration department before January 31 of each year. On December 28, 2021, the CAC, the NDRC, the Ministry of Industry and Information Technology, or “MIIT,” the Ministry of Public Security, the Ministry of State Security, the Ministry of Finance, the Ministry of Commerce, People’s Bank of China, or “PBOC,” the State Administration for Market Regulation, or “SAMR,” the State Administration of Radio and Television, CSRC, the State Secrecy Administration and the State Cryptography Administration jointly promulgated the Cybersecurity Review Measures, or the “Cybersecurity Review Measures,” which became effective on February 15, 2022. Pursuant to the Cybersecurity Review Measures, if critical information infrastructure operators purchase network products and services, or network platform operators conduct data processing activities that affect or may affect national security, they will be subject to cybersecurity review. A network platform operator holding more than one million users/users’ individual information also shall be subject to cybersecurity review before listing abroad. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments and risk of network data security after going public overseas. The Cybersecurity Review Measures also provide the following key points: (i) companies who are engaged in data processing are also subject to the regulatory scope; (ii) the CSRC is included as one of the regulatory authorities for purposes of jointly establishing the state cybersecurity review working mechanism; and (iii) the risks of core data, material data or large amounts of personal information being stolen, leaked, destroyed, damaged, illegally used or transmitted to overseas parties and the risks of critical information infrastructure, core data, material data or large amounts of personal information being influenced, controlled or used maliciously shall be collectively taken into consideration during the cybersecurity review process.

On July 7, 2022, the CAC published the Outbound Data Transfer Security Assessment Measures (the “Outbound Data Transfer Security Assessment Measures”), which became effective on September 1, 2022, specifies the circumstances in which data processors providing data outbound shall apply for outbound data transfer security assessment coordinated by the CAC, and applies to: (i) any data processor that transfers important data overseas; (ii) any critical information infrastructure operator or data processor that processes personal information of over 1 million people and provides such personal information overseas; (iii) any data processor that provides personal information overseas and has already provided personal information of more than 100,000 people or sensitive personal information of more than 10,000 people overseas since January 1st of the previous year and; and (iv) other circumstances under which the data cross-border transfer security assessment is required as prescribed by the CAC. However, the Outbound Data Transfer Security Assessment Measures do not clarify the other circumstances under which the CAC would require the outbound data transfer security assessment, which leaves additional uncertainty in its application and enforcement. If we are deemed to be a data handler providing important data outbound, we could be subject to the outbound data security assessment with the national Cyberspace Administration as mentioned above. As of the date of this annual report, we believe we do not meet the circumstances mentioned above that would require an application for a security assessment for outbound data transfer to the CAC.

As of the date of this annual report, we have not received any notice from any authorities identifying us as a CIIO or requiring us to undertake a cybersecurity review by the CAC. We also believe we are not subject to the cybersecurity review by the CAC, given that: (i) we presently possesses personal information of less than one (1) million individual users in our business operations as of the date of this annual report; and (ii) each of our PRC Subsidiaries is not a CIIO, as neither of them has been notified by the competent PRC government authorities for such purposes; and (iii) data processed in our business is less likely to have a bearing on national security, thus it may not be classified as core or important data by the authorities. However, there remains uncertainty as to how the Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we expect to take all reasonable measures and actions to comply. We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws should they be deemed applicable to our operations. We may be required to suspend new user registration in China or experience other disruptions to our operations should we be required to have a cybersecurity review by the CAC. Any cybersecurity review could also result in negative publicity with respect to our Company, diversion of our managerial and financial resources, and decrease in value of our Class A Ordinary Shares. There is no certainty as to how such review or prescribed actions would impact our operations and we cannot guarantee that any clearance can be obtained or any actions that may be required can be taken in a timely manner, or at all. For instance, if we or any of our PRC Subsidiaries are deemed to be a critical information infrastructure operator or if the number of individual end customers in our business operations increases to or even exceeds one (1) million, we and/or our PRC Subsidiaries may be still required to undertake a cybersecurity review by the CAC, and if so, we or our PRC Subsidiaries may not be able to pass such review in a timely manner or at all. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the related laws and regulations may result in fines or other penalties, including suspension of business, website closure, and revocation of prerequisite licenses, as well as reputational damage or legal proceedings or actions against us, which could materially and adversely affect our business and impede our ability to continue our operations.

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

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements as of and for the year ended December 31, 2023, we have identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the PCAOB, and other control deficiencies. The material weaknesses identified are (i) lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements and (ii) lack of proper controls designed and implemented in IT environment and IT general control activities, which mainly associated with areas of change management, access / logical Security, IT operations and cyber security. See “Item 15. Controls and Procedures—Disclosure Controls and Procedures”.

Our management is currently in the process of evaluating the steps necessary to remediate the ineffectiveness, such as (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting functions and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; and (iii) strengthening the supervision and controls on the IT functions, including the enhancement of logical security and work management. Measures that we expect to implement may not fully address the material weakness in our internal control over financial reporting and we may not be able to conclude that the material weakness has been fully remedied.

Failure to correct the material weakness and other control deficiencies or failure to discover and address any other control deficiencies could result in inaccuracies in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations, and prospects, as well as the trading price of our Class A Ordinary Shares, may be materially and adversely affected. Due to the material weakness in our internal control over financial reporting as described above, our management concluded that our internal control over financial reporting was not effective as of December 31, 2023. This could adversely affect the market price of our Class A Ordinary Shares due to a loss of investor confidence in the reliability of our reporting processes.

The dual class structure of our ordinary shares has the effect of concentrating voting control with our Chairman, and his interest may not be aligned with the interests of our other shareholders.

We have a dual-class voting structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Under this structure, holders of Class A Ordinary Shares are entitled to one vote per one Class A Ordinary Share, and holders of Class B Ordinary Shares are entitled to 10 votes per one Class B Ordinary Share, which may cause the holders of Class B Ordinary Shares to have an unbalanced, higher concentration of voting power. As of the date of this annual report, Mr. Yongxu Liu, our chief executive officer and Chairman, beneficially owns 41,880,000, or 100%, of our issued Class B Ordinary Shares, representing approximately 91.16% of the voting rights in our Company. As a result, until such time as Mr. Yongxu Liu’s voting power is below 50%, Mr. Yongxu Liu as the controlling shareholder has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, and other significant corporate actions. He may take actions that are not in the best interests of us or our other shareholders. These corporate actions may be taken even if they are opposed by our other shareholders. Further, such concentration of voting power may discourage, prevent, or delay the consummation of change of control transactions that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. Future issuances of Class B Ordinary Shares may also be dilutive to the holders of Class A Ordinary Shares. As a result, the market price of our Class A Ordinary Shares could be adversely affected.

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

Sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur, could cause the market price of our Class A Ordinary Shares to decline. An aggregate of 40,617,513 Class A Ordinary Shares are outstanding as of the date of this annual report. Sales of these shares into the market could cause the market price of our Class A Ordinary Shares to decline.

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

From the closing of our initial public offering on April 4, 2023 to February 29, 2024, the closing price of our Class A Ordinary Shares has ranged from $1.50 per share to $16.79 per share. The trading price of our Class A Ordinary Shares is likely to continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our Class A Ordinary Shares, regardless of our actual operating performance.

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

Nasdaq Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on Nasdaq prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s ordinary share or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, Nasdaq Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The Cayman Islands do not require shareholder approval prior to any of the foregoing types of issuances. We, therefore, are not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. We intend to comply with the requirements of Nasdaq listing rules in determining whether shareholder approval is required on such matters. We may, however, consider following home country practice in lieu of the requirements under Nasdaq listing rules with respect to certain corporate governance standards which may afford less protection to investors.

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

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market. In order to maintain our listing on the Nasdaq Capital Market, we are required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum shareholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we currently meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

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

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our amended and restated memorandum and articles of association, by the Companies Act (Revised) of the Cayman Islands and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law. Appeals from the Cayman Islands Courts to the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on the courts in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the U.S. In particular, the Cayman Islands has a less developed body of securities laws relative to the U.S. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the U.S.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s amended and restated articles of association. Our amended and restated articles of association allow our shareholders holding shares representing in aggregate not less than 10% of our voting share capital in issue, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least 21 Clear Days’ is required for the convening of our annual general shareholders’ meeting and at least 14 Clear Days’ notice must be given for any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of the total outstanding ordinary shares carrying the right to vote at such general meeting of the Company.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect or to obtain copies of our corporate records or our register of members. Unless authorized by an ordinary resolution of our directors have discretion under our amended and restated articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

We are a contract logistics company with consolidated revenue of approximately $404.1 million, $370.3 million and $346.7 million for the fiscal years ended December 31, 2023, 2022 and 2021, respectively.

Our integrated logistics solutions are comprised of three business streams: (1) B2B freight transportation services; (2) cloud storage services; and (3) value-added services. Since the VIE’s inception, we, through the VIE and the VIE’s subsidiaries, have developed extensive and reliable transportation networks in China, covering 341 cities across 31 provinces, as of December 31, 2023. Furthermore, we, through the VIE and the VIE’s subsidiaries, serve more than 4,000 manufacturers and trading companies (medium-scale to large-scale) throughout China, including brand names such as CATL Battery, Bright Dairy, SF Express, Schneider Electric, Tesla and Xiaomi.

We, through the VIE and the VIE’s subsidiaries, operate on a scalable integrated network model, which we believe is best suited to support our business and maintain the quality of our comprehensive logistics services. As a contract logistics company, we, through the VIE and the VIE’s subsidiaries, directly own and operate all of our regional sorting centers, Cloud OFCs and service outlets. We, through the VIE and the VIE’s subsidiaries, also directly own and operate our fleets. In order to establish a broader network and provide more efficient services, we, through the VIE and the VIE’s subsidiaries, cooperate with third-party transportation providers in providing freight transportation services and with some network partners to promote our business. The integrated network model aims to satisfy the need for reliability, visuality, and timeliness; while we concentrate on the establishment of our network, continuous improvement in our comprehensive logistics services, and construction of our logistics ecosystem. We believe this network model allows us to achieve strong operating results while maintaining and minimizing fixed costs and capital requirements, which results in higher return on earnings and equities.

Operational efficiency, cost management, and competitive pricing are critical to the success of a contract logistics company. As of December 31, 2023, we, through the VIE and the VIE’s subsidiaries, have achieved strong operational efficiency through centralized control and management of 35 regional sorting centers, 49 Cloud OFCs, 33 service outlets, approximately 450 self-owned trucks and vehicles, and over 60,000 transportation providers, route planning and optimization, and transportation and management system.

Our goal is to provide high-quality professional services to our clients. We, through the VIE and the VIE’s subsidiaries, have established proven systems and procedures that are critical in achieving standardization and control over the quality of services rendered by us and third-party transportation providers. We constantly monitor and attempt to improve on our series of key metrics in service-quality control and management such as late delivery rate, complaint rate, and damaged or lost freight rate, as we strive to become the best in the industry by improving each of the stated key metrics. We intend to improve the stated key metrics in the following ways: (i) formulating relevant service standards and training our operators and partners; (ii) monitoring the operation of key indicators through the system and making timely improvements when problems occur; and (iii) reviewing the actual and target values of key indicators every month to find an optimal solution. Our superior service quality was demonstrated when the VIE was ranked 32nd among the 50 listed privately owned logistics companies by CFLP, the first association in the logistics and procurement industry in China and an association approved by the State Council of China, on August 24, 2022. In September 2020, the VIE was recognized by CFLP as one of the leading freight companies for our high-quality and professional services during the COVID-19 pandemic.

Our total transportation volume increased from approximately 7,800,000 tons for the fiscal year ended December 31, 2022 to approximately 10,170,000 tons for the fiscal year ended December 31, 2023, representing an increase of approximately 30.4%. For the fiscal years ended December 31, 2023 and 2022, net revenue generated from providing our services were approximately $404.1 million and $370.3 million, respectively. Our total net revenue increased by approximately 9.1% during 2023 compared to 2022. We generated operating profit of approximately $13.9 million and $9.8 million for the fiscal years ended December 31, 2023 and 2022, respectively. Our operating profit margin was approximately 3.4% and 2.7% for the fiscal years ended December 31, 2023 and 2022, respectively. We recorded net profit of approximately $10.3 million and $7.8 million for the fiscal years ended December 31, 2023 and 2022, respectively.

Shengfeng Development Limited is a holding company incorporated under the laws of the Cayman Islands and it is not a Chinese operating company. As a holding company with no material operations of its own, its operations have been conducted in China by its subsidiaries and through contractual arrangements, or the VIE Agreements, with a VIE, Shengfeng Logistics, and the VIE’s subsidiaries. For accounting purposes, we control and receive the economic benefits of the VIE and the VIE’s subsidiaries’ business operations through the VIE Agreements, which enables us to consolidate the financial results of the VIE and the VIE’s subsidiaries in our consolidated financial statement under U.S. GAAP. Neither we nor our subsidiaries own any equity interests in the VIE or the VIE’s subsidiaries. As an investor, you may be subject to unique risks due to our VIE structure. The VIE Agreements are designed to provide our wholly owned subsidiary, Tianyu, with the power, rights, and obligations to Shengfeng Logistics, including control rights and the rights to the assets, property, and revenue of the VIE, as set forth under the VIE Agreements. Our VIE Agreements have not been tested in a court of law in China, as of the date of this annual report, and may not be effective in providing control over the VIE. We are, therefore, subject to risks due to the uncertainty of the interpretation and application of the laws and regulations of the PRC, regarding the VIE and the VIE structure, including, but not limited to, regulatory review of overseas listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the contractual arrangements with the VIE. We have evaluated the guidance in FASB ASC 810 and determined that we are regarded as the primary beneficiary of the VIE, for accounting purposes, as a result of our direct ownership in Tianyu and the provisions of the VIE Agreements. Accordingly, we treat the VIE and the VIE’s subsidiaries as our consolidated entities under U.S. GAAP. We have consolidated the financial results of the VIE and the VIE’s subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

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

Through years of operation, we, through the VIE and the VIE’s subsidiaries, have developed extensive and reliable transportation networks in China, covering 341 cities across 31 provinces, as of December 31, 2023. We, through the VIE and the VIE’s subsidiaries, have also established a broad clientele base across more than 4,000 manufacturers and trading companies (medium-scale to large-scale) throughout China, including brand names such as CATL Battery, Bright Dairy, SF Express, Schneider Electric, and Xiaomi.

We have achieved significant growth while maintaining profitability. We had an annual net profit growth of approximately 10.0% in 2021, approximately 17.8% in 2022, and approximately 31.7% in 2023. Our net profit amounted to approximately $10.3 million, $7.8 million and $6.6 million for the fiscal years ended December 31, 2023, 2022 and 2021, respectively; our net profit margins for the fiscal years ended December 31, 2023, 2022 and 2021 were approximately 2.6%, 2.1% and 1.9%, respectively.

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

We, through the VIE and the VIE’s subsidiaries, directly own and operate our own regional sorting centers, Cloud OFCs and service outlets. We, through the VIE and the VIE’s subsidiaries, also directly own and operate our fleets. In order to establish broader network and provide more efficient services, we, through the VIE and the VIE’s subsidiaries, cooperate with third-party transportation providers in providing freight transportation services and with some network partners to promote our business. As of December 31, 2023, the VIE and the VIE’s subsidiaries’ transportation and sorting network is comprised of 35 regional sorting centers, 49 Cloud OFCs and 33 service outlets. Our network in China covered 341 cities in over 31 provinces as of December 31, 2023.

Extensive and Growing Ecosystem

Our ecosystem is comprised of the Company, clients, and transportation providers. We, through the VIE and the VIE’s subsidiaries, have established business relationships with over 4,000 medium to large-scale corporate clients, and over 60,000 transportation providers, as of December 31, 2023. Moreover, our reach extends to individual consumers, small and medium corporate clients, and large-cap companies through our network. We, through the VIE and the VIE’s subsidiaries, serve various industries and have developed a strong presence in the manufacturing, fast moving consumer goods and publishing industry.

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

Experienced Management Team with a Proven Track Record

Our management has extensive experience, knowledge, and proven track records within the logistics industry, which brings us to a deeper understanding of business operations as well as deep industry connections. The majority of our senior management team has been with the Company for many years, and some of them have been with us since our inception in 2001. Mr. Yongxu Liu, our Chairman, chief executive officer and President, has over 20 years of experience in the logistics industry. Mr. Yongxu Liu founded our Company with a vision to provide accessible, reliable, and high-quality logistics solutions to Chinese businesses and to become a leading player in the industry. Under his leadership, our Company started off in 2001 from being a small-sized logistics service provider with only 60 employees, to becoming one of the largest logistics service providers in China with total transportation volume of approximately 10,170,000 tons for the fiscal year ended December 31, 2023 and we have 1,341 employees as of December 31, 2023. For further details on our directors and senior management, see “Management.”

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

Transition to Focus on B2B Freight Transportation Services and Outsourcing of Transportation Service.

We have implemented a new policy to focus on developing B2B freight transportation services in anticipation of using our current resources in a more concentrated and efficient manner, as we pursue lower operating costs and higher profits. We aim to focus mainly on contract logistics, primarily catering to and targeting major corporate clients. Therefore, under the new policy, we plan to gradually reduce the number of our service outlets, as their main function is to provide receipt, collection, and small-scale freight shipment orders for individual clients. As of the date of this annual report, we have closed 3 service outlets and reduced the number of relevant employees by removing some positions held by the relevant employees after they resigned voluntarily and have been recruiting fewer workers since May 2023.

In addition, as our integration of internal, self-owned, and external, third-party transportation providers’ vehicle resources have become increasingly mature, we have decided to rely more heavily on third-party transportation providers to perform the transportation service and have reduced our fleet of self-owned trucks and vehicles to lower the operating costs. In addition, we intend to gradually phase out a certain proportion of our gasoline-powered trucks and vehicles while simultaneously endeavoring to seek replacement by new energy vehicles to promote the development of green logistics. Consequently, we have disposed of more than 450 self-owned gasoline-powered trucks and vehicles and purchased 16 electric heavy-duty trucks as of the date of this annual report. We have also reduced the number of relevant employees by removing some positions, including drivers, held by the relevant employees after they resigned voluntarily and we have been recruiting fewer workers to fill in the residual vacancies.

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

Freight Transportation Services (Transportation Services)

Freight transportation service is currently the largest segment in our business and source of income. The revenue from freight transportation service increased from approximately $346.0 million, or 93.4% of the total revenue for the fiscal year ended December 31, 2022 to approximately $383.2 million, or 94.8% of the total revenue for the fiscal year ended December 31, 2023.

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

For the fiscal years ended December 31, 2023, 2022, and 2021, we, through the VIE and the VIE’s subsidiaries, provided freight transportation services for 2,160, 2,291 and 2,226 clients, respectively, in the industries of, among others, manufacturing, energy, new energy (vehicle), telecommunications, internet, fashion, fast moving consumer goods, publishing, agriculture and e-commerce.

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

As of December 31, 2023, we, through the VIE and the VIE’s subsidiaries, directly operated 49 Cloud OFCs across China with a total area of approximately 3,618,164 square feet, among which 5 Cloud OFCs were multistory facilities. All the Cloud OFCs use our technology infrastructure and are connected to various information systems across our platform. Therefore, we can allocate inventory of our clients effectively within our Cloud OFCs and coordinate our services, including subsequent transportation and delivery, accordingly. We constantly monitor the service quality of our Cloud OFCs to ensure we uphold the standard of our services. The following map illustrates our Cloud OFCs network as of December 31, 2023.

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

Regional Sorting Centers

Our regional sorting centers are connected by a line-haul transportation network that we operate. They collect freight directly from clients or from service outlets within their coverage area, sort it according to destinations, and dispatch the freight to the designated regional sorting centers. As of December 31, 2023, we, through the VIE and the VIE’s subsidiaries, operated 35 regional sorting hubs in Fujian, Guangdong, Shanghai, Beijing, Zhejiang, Hubei, and 15 other provinces in China. Under our operational guidelines, our regional sorting centers did not experience any significant service interruption during the COVID-19 pandemic or peak seasons.

The following map shows our nationwide sorting center network as of December 31, 2023.

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

As of December 31, 2023, our own line-haul fleet is comprised of 290 truck headstocks and over 900 cabinets for ordinary shipments and 5 truck headstocks and 15 cabinets for hazardous shipments. We, through the VIE and the VIE’s subsidiaries, invest in our fleet with our own funds so we are able to adjust the ratio of different vehicle models swiftly to react to changes based on operational needs. We mostly use 16-meter-long trucks, which have nearly twice the loading capacity of 9.6-meter-long trucks (commonly used in the industry), to minimize marginal costs and lower unit line-haul transportation costs. The uniform design of our regional sorting centers with extra parking space also allows us to lower transportation cost of freight. To increase our transportation efficiency, we utilize the drop and pull transportation method.

As of December 31, 2023, we, through the VIE and the VIE’s subsidiaries, also owned 160 vehicles for our short-haul transportation.

For the fiscal years ended December 31, 2023 and 2022, approximately 23% and 30% of our freight transportation services were provided by our self-owned fleet and the balance was outsourced and provided by independent third-party transportation providers. For the fiscal years ended December 31, 2023 and 2022, we had 82,051 and 56,370 outsourced vehicles for over 7.88 million and 5.54 million shipments, respectively. The price we pay to third-party transportation providers is based on our market insights on cost factors, including (i) toll cost based on route, (ii) fuel cost based on route, type of truck used, and fuel price, and (iii) other costs such as drivers’ compensation, depreciation, and maintenance cost. For details on third-party transportation providers, see “—Our Transportation Providers.”

Service Outlets

As of December 31, 2023, we, through the VIE and the VIE’s subsidiaries, operated 33 service outlets across China. Our service outlets, in their assigned geographical areas, will (1) create shipment orders and accept goods for shipment from our LTL clients; (2) deliver goods for shipment to our regional sorting centers for freight transportation; and (3) accept shipments from regional sorting centers for the clients to pick up. Each service outlet typically has 3 to 5 employees.

We will consider adding new service outlets if they help optimize our route or increase our capacity in the surrounding areas. We select the locations based on certain factors, including, but not limited to: (i) client density, (ii) ease of access, (iii) rent pricing, (iv) internal layout, (v) regulatory compliance, and (vi) surrounding infrastructure and environment.

Network Partners

To increase our client base and network coverage, we, through the VIE and the VIE’s subsidiaries, have also entered into some network partner agreements. Our network partners will create shipment orders and accept goods for shipment from their clients. Afterwards, they will deliver the goods to our regional sorting centers for our freight transportation. The network partners are solely responsible for the rights and obligations under the service agreements entered into by and between them and their clients. For the fiscal year ended December 31, 2023, our network partners contributed approximately 0.14% of our income from operations. For the fiscal year ended December 31, 2022, our network partners contributed approximately 0.31% of our income from operations.

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

Our Clients

We, through the VIE and the VIE’s subsidiaries, mainly serve clients in connection with the delivery of their products to consumers and other businesses. We have clients in various industries, including manufacturing, energy, new energy (vehicle), telecommunications, internet, fashion, fast moving consumer goods, publishing, agriculture and e-commerce. Our largest clients include CATL Battery, Bright Dairy, SF Express, Schneider Electric, Tesla and Xiaomi. We served 2,503 and 2,634 clients during the fiscal years ended December 31, 2023 and 2022, respectively, and no client accounted for more than 6% of our total revenue during those years. The following table sets forth the top three industries our clients are in by percentage as of December 31, 2023:

Industry	Percentage
Fast moving customer goods	13.53%
Manufacturing	11.87%
New energy (vehicle)	9.43%
Total	34.83%

Client Service

We believe that our client service enhances our client loyalty and brand image. Therefore, we provide ongoing trainings to our employees and transportation providers, and we conduct regular performance reviews to ensure the quality of our services.

We, through the VIE and the VIE’s subsidiaries, operate a call center system to provide real-time assistance to our clients by our approximately 292 client service representatives 10 hours a day, 7 days a week. Our automated system continues to respond to inquiries outside of the normal business hours and forwards complicated inquiries to our client service representatives for further handling. Our call centers are localized with branch offices in over 20 provinces in China with mostly local hires to leverage their local knowledge. All branches can be reached via a unified number and use the same call system and database. Our call system automatically forwards incoming calls to the local branch near the caller’s location. Our client service representatives adhere to the same client service standards nationwide and their local knowledge contributes to enhanced client service effectiveness. At the end of each call, we ask the caller to grade the quality of our client service and a designated call-back team will follow up on all incidences of dissatisfaction. In addition, we hold regular training sessions for our client service representatives and conduct regular performance reviews to ensure that they provide high quality client service.

Our Transportation Providers

During the fiscal years ended December 31, 2023 and 2022, we, through the VIE and the VIE’s subsidiaries, cooperated with approximately 64,090 and 45,558 transportation providers, respectively. These transportation providers are of all sizes, including owner-operators of a single truck, private fleets, and large trucking companies. All these transportation providers provide vehicles to carry out transportation tasks within our line-haul and short-haul transportation network. The table below sets out the number of each category of transportation providers.

	Fiscal Years Ended December 31,
	2023	2022
Owner-operators of a single truck (#)	62,263	43,932
Private fleets (#)	-	25
Large trucking companies (#)	1,827	1,601
Total transportation providers	64,090	45,558

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

Additionally, we, through Shengfeng Logistics, entered into a Road Freight Transportation Platform Cooperation Agreement with Hefei Weitian Yuntong Information Technology Co., Ltd., or “Hefei Weitian,” on September 1, 2020. This agreement provides that Hefei Weitian, including Hubei Luge and Anhui Luge as its designated subsidiaries, as an Internet logistics platform, shall provide road freight transportation services in China to Shengfeng Logistics, and its designated subsidiaries, through its platform, on the goods agreed upon and confirmed by both parties from time to time. The term of the agreement was from September 1, 2020 to August 31, 2021. On September 1, 2021, we, through Shengfeng Logistics, renewed the agreement in which the term was from September 1, 2021 to December 31, 2023.     On January 1, 2024, we, through Shengfeng Logistics, renewed the agreement in which the new term is from January 1, 2024 to December 31, 2025. Shengfeng Logistics shall pay Hefei Weitian a shipping fee per shipment equal to the amount of shipping fee paid by Hefei Weitian to the actual operator divided by 95.1%. Anhui Luge and Hubei Luge are affiliates under the control of Hefei Weitian.

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

Trademark

As of the date of this annual report, we had registered, through the VIE and the VIE’s subsidiaries, 38 trademarks, including 35 trademarks with the Trademark Office of the State Administration for Industry and Commerce in China, such as our Company’s Chinese name, “Shengfeng (盛丰),” 1 trademark with the Economic Affairs Bureau of Macao Special Administrative Region, 1 trademark with Trade Marks Registry Intellectual Property Department of the Government of the Hong Kong Special Administrative Region and 1 trademark with the Intellectual Property Office of Taiwan.

Copyright

As of the date of this annual report, we had registered, through the VIE and the VIE’s subsidiaries, 117 computer software copyrights, including those that relate to Shengfeng TMS, with the PRC National Copyright Administration.

Patent

As of the date of this annual report, we had registered, through Guangdong Shengfeng Logistics Co., Ltd., one of the VIE’s subsidiaries, 3 invention patents and 15 utility model patents with the National Intellectual Property Administration.

Domain Name

As of the date of this annual report, we had registered, through the VIE, 12 domain names, including our main website. The following table summarizes our domain name registration:

Domain Name	Territory
sfwl.com.cn	China
sfwl.ink	International
sfwl.net	International
sfwl.online	International
sfwl.vip	International
tysfwl.com.cn	China
tysfwl.com	International
tysfwl.cn	China
tysfwl.net	International
4008556688.cn	China
4008556688.com.cn	China
4008556688.net	International

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

Employees

As of December 31, 2023, 2022, and 2021, we, through the VIE and the VIE’s subsidiaries, had a total of 1,341, 1,550 and 1,543 full-time employees located in China, respectively. The following table sets forth the breakdown of our employees by function as of December 31, 2023:

Function	Number	% of Total
Stevedore	39	2.91%
Transportation	173	12.90%
Management Administration	313	23.34%
Client Service	220	16.41%
Operation Support	517	38.55%
Sales and Marketing	58	4.32%
Technology and Engineering	21	1.57%
Total	1,341	100%

In addition to our own full-time employees, our workforce also includes 3 dispatched workers and 988 contractors, as of December 31, 2023. In addition, third-party transportation providers retain their own employees according to their individual operational needs.

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

We, through the VIE and the VIE’s subsidiaries, maintain an in-house R&D team which consists of four departments in Shengfeng Logistics: Product Department (3 employees and 1 manager), Operation and Maintenance Department (2 employees), TMS Research and Development Department (8 employees and 2 managers) and WMS Research and Development Department (4 employees and 1 manager). All of the said departments are under the supervision of the Director of the Information Section of Shengfeng Logistics. Product Department is mainly responsible for the gathering of product development requests and opinions, coordinating the communication among different parties on product development and providing necessary trainings to support new products. Operation and Maintenance Department is mainly responsible for maintaining the computer network, operating systems, software and hardware, and other equipment to ensure they function properly and are secured. TMS Research and Development Department and WMS Research and Development Department are mainly responsible for the research and development of TMS and WMS. At least once or twice per year, the Director of the Information Section will call for a meeting with certain managers and qualified employees from the R&D departments to discuss the necessity and possibility of new information technology developments and technology upgrades. Any proposal discussed and approved during the meeting will be presented to the management for further discussion and decision.

From time to time, we contract with some third-party software design companies for licenses to use some of the systems they designed and developed, such as some financial reporting and accounting systems. They will also maintain the systems and provide necessary supports to us.

Our passion and dedication for improvement and innovation have been translated into our ability to develop and introduce new and diversified services with a fast pace, converting our advantage in research and development into our commercial competitive advantage in the logistic industry. Through years of effort, as of December 31, 2023, we have registered 43 computer software copyrights with the PRC National Copyright Administration and 1 invention patent with the National Intellectual Property Administration. Since 2012, Shengfeng TMS has been our main system, which is a comprehensive management system that allows us to effectively monitor and manage the various stages of transportation, payment, and client service. It is the Company’s plan to continue its dedication to the research and development on information technology to enhance efficiency and client experience.

For more details on our technology infrastructure and intellectual property, please refer to “—Our Technology Infrastructure” and “—Intellectual Property.”

Properties and Facilities

Our principal executive office is located at Shengfeng Building, No. 478 Fuxin East Road, Jin’an District, Fuzhou City, Fujian Province, People’s Republic of China, 350001, where we, through Shengfeng Logistics, lease such property from a related party, Fuzhou Tianyu Shengfeng Industrial Co., Ltd., a company controlled by Yongxu Liu, our CEO and Chairman, with an area of approximately 24,886.16 square feet, with a lease term from November 1, 2020 to October 31, 2022 and was renewed to October 31, 2024 with a monthly rent of RMB115,648 (approximately US$16,412). We also need to pay a monthly property management fee of RMB15,564 (approximately US$2,209). We have priority to renew the lease as long as we use the property for the same purpose, but we are required to notify the landlord at least two months in advance if we would like to renew the lease. For the years ended December 31, 2023, 2022 and 2021, the Company recorded related rent of $227,552, $305,120 and $357,613 in general and administrative expenses, respectively. For the years ended December 31, 2023, 2022 and 2021, the Company recorded related property management fee of $17,029, $35,420 and $68,503 in general and administrative expenses, respectively.

As of December 31, 2023, we, through two of the VIE’s subsidiaries, owned 2 office buildings in China with aggregate gross floor areas of approximately 58,348.58 square feet are on the land we own, and we, through the VIE and the VIE’s subsidiaries, leased 34 office buildings in China with aggregate gross floor areas of approximately 255,868.48 square feet. The terms of such leases range from 1 to 5 years.

As of December 31, 2023, we, through one of the VIE’s subsidiaries, owned 4 land use rights with aggregate gross areas of approximately 340,388.43 square feet in Tong Zhou District, Beijing, China. The use terms of such land is 50 years. While we have not commenced construction on the land as of the date of this annual report, we plan to use this land for warehouse storage and management services and regional sorting centers.

In addition, as of December 31, 2023, 2 of the regional sorting centers operated by the VIE and the VIE’s subsidiaries with an aggregate gross floor area of approximate 64,838.16 square feet are on the land we own, and 33 of the regional sorting centers operated by the VIE and the VIE’s subsidiaries with an aggregate gross floor area of approximately 1,703,642.31 square feet are on leased land. The terms of such leases range from 1 to 5 years.

As of the date of this annual report, we, through the VIE and the VIE’s subsidiaries, directly operate 49 Cloud OFCs across China to provide warehouse storage and management services. As of December 31, 2023, 2 of the Cloud OFCs operated by the VIE and the VIE’s subsidiaries with an aggregate gross floor area of approximate 819,989.20 square feet are on the land we own, and 47 of the Cloud OFCs operated by the VIE and the VIE’s subsidiaries with an aggregate gross floor area of approximately 2,798,174.31 square feet are on the land we leased. The terms of such leases range from 1 to 3 years.

As of the date of this annual report, we, through the VIE and the VIE’s subsidiaries, directly operate 33 service outlets across China. As of December 31, 2023, all of the service outlets operated by us with an aggregate gross floor area of approximately 123,270.36 square feet are on the land we leased. The terms of such leases range from 1 to 5 years.

As of the date of this annual report, we, through one of the VIE’s subsidiaries, hold land use rights with respect to one property with an aggregate gross area of approximately 484,700 square feet in Ningde City, Fujian Province, China. The land is subject to a 50-year use term. Construction is currently underway on the land for the purpose of developing warehouse storage and management services and establishing a regional sorting center.

The areas of self-owned properties and leased premises are based on the figures specified in the certificates of land use or the corresponding lease agreements.

The following table shows pertinent information of the properties we, through three of the VIE’s subsidiaries, own as of December 31, 2023:

Location	Area (Square Feet)	Term of Use	Current Use
Tong Zhou District, Beijing, China	159,901.66	October 31, 1994 to October 30, 2044	Construction has not been commenced as of the date of this annual report.
Tong Zhou District, Beijing, China	155,027.65	October 31, 1994 to October 30, 2044	Construction has not been commenced as of the date of this annual report.
Tong Zhou District, Beijing, China	12,531.02	January 23, 1995 to January 22, 2045	Construction has not been commenced as of the date of this annual report.
Tong Zhou District, Beijing, China	12,928.10	January 23, 1995 to January 22, 2045	Construction has not been commenced as of the date of this annual report.
Fuqing City, Fuzhou Province, China	349,132.7	Until April 10, 2063	318,390.98 for Warehouse Storage and Management Services, 28,588.95 for Regional Sorting Center and 2,152.78 for offices
Suzhou City, Jiangsu Province, China	187,515.50	Until December 30, 2056	131,319.7 for Warehouse Storage and Management Services and 56,195.8 for offices
Suzhou City, Jiangsu Province, China	406,527.71	Until January 29, 2058	370,278.5 for Warehouse Storage and Management Services and 36,249.21 for Regional Sorting Center
Ningde City, Fujian Province, China	484,698.87	Until April 12, 2073	Construction is currently underway as of the date of this annual report.

We believe that the facilities that we currently own and lease are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate our future growth.

As of December 31, 2023, we, through the VIE and the VIE’s subsidiaries, operated 35 regional sorting hubs in Fujian, Guangdong, Shanghai, Beijing, Zhejiang, Hubei, and 16 other provinces in China. Among our regional sorting centers, two are located on lands that we own and the remaining 33 are located on leased lands. We provide each center with sorting and loading equipment.

As of December 31, 2023, we, through the VIE and the VIE’s subsidiaries, own line-haul fleet is comprised of 290 truck headstocks and over 900 cabinets for ordinary shipments and 5 truck headstocks and 15 cabinets for hazardous shipments. We also owned 160 vehicles for our short-haul transportation as of the same date.

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

Investments conducted by foreign investors in the PRC are subject to the Catalogue of Industries for Encouraging Foreign Investment, or the Catalogue, and the Negative List, which were jointly issued by the NDRC and the MOFCOM. The version of the Catalogue currently in force was amended in 2022 and became effective on January 1, 2023, and the version of the Negative List currently in force was amended in 2021 and became effective on January 1, 2022, both of which further reduce restrictions on foreign investment.

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

Regulations Relating to Road Transportation

Pursuant to the PRC Regulations on Road Transportation promulgated by the State Council in April 2004 and most recently amended in July 2023, and the Provisions on Administration of Road Freight Transportation and Stations (Sites) issued by the Ministry of Transportation in June 2005 and most recently amended in November 2023, or the Road Freight Provisions, the business operations of road freight transportation refer to commercial road freight transportation activities that provide public services. The road freight transportation includes general road freight transportation, special road freight transportation, road transportation of large articles, and road transportation of dangerous cargos. Special road freight transportation refers to freight transportation using special vehicles such as vehicles with containers, refrigeration equipment, or tank containers. The Road Freight Provisions set forth detailed requirements with respect to vehicles and drivers.

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

Regulations Relating to Cargo Vehicles

Pursuant to the Administrative Provisions concerning the Running of Cargo Vehicles with Out-of-Gauge Goods promulgated by the Ministry of Transportation, or the “Cargo Provisions,” took effect in August 2016 and most recently amended in August 2021, cargo vehicles running on public roads shall not carry cargo weighing more than the limits prescribed by this regulation and their dimensions shall not exceed those as set forth in the same regulation. Vehicle operators who violate this regulation may be subject to a fine of up to RMB30,000 (approximately $4,300) for each violation. In the event of repeated violations, the regulatory authority may suspend the operating license of the vehicle operator and/or revoke the business operation registration of the relevant vehicle. Under the Cargo Provisions and the Regulations on Protecting Highway Safety promulgated by the State Council in China, or the “Highway Regulations,” which took effect on July 1, 2011, in the event of repeated violations, the regulatory authority may suspend the operating license of the vehicle operator and/or revoke the business operation registration of the relevant vehicle. In the event that more than 10% of the total vehicles of any road transportation enterprise are not in compliance with the Highway Regulations in any year, such road transportation enterprise’s business shall be suspended for rectification and its road transportation license may be revoked.

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

Regulations Relating to Leasing

Pursuant to the Law on Administration of Urban Real Estate of the PRC promulgated by the SCNPC on July 5, 1994, amended on August 30, 2007, August 27, 2009, August 26, 2019 and took effect on January 1, 2020, when leasing premises, the lessor and lessee are required to enter into a written lease contract, containing provisions such as the leasing term, use of the premises, rental and repair liabilities, and other rights and obligations of both parties. Pursuant to the Administrative Measures for Commodity House Leasing promulgated by the Ministry of Housing & Urban-Rural Development in China promulgated on December 2010 and took effect in February 1, 2011, both lessor and lessee are also required to register the lease with the real estate administration department. If the lessor and lessee fail to complete the registration procedures, both lessor and lessee may be subject to fines ranging from RMB1,000 (approximately $140) to RMB10,000 (approximately $1,400). In addition, although the unregistered lease agreements are considered binding agreements, in practice, some of the remedies generally available to the registered lease agreements may not be fully applicable to the unregistered lease agreements, such as specific performance of lease agreement against new purchasers of the property. Some of our leases have not completed the registration.

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

The Cybersecurity Law of the PRC, as adopted by the National People’s Congress on November 7, 2016, has come into force on June 1, 2017. Considered as the fundamental law in the area of cybersecurity in China, the Cybersecurity Law regulates network operators and others from the following perspectives: the principle of Cyberspace sovereignty, security obligations of network operators and providers of network products and services, protection of personal information, protection of critical information infrastructure, data use and cross-border transfer, network interoperability and standardization. Network operators shall, according to the requirements of the rules for graded protection of cybersecurity, fulfill security protection obligations to ensure that the network is free from interference, damage or unauthorized access, and prevent network data from being divulged, stolen or falsified. In addition, any network operators collecting personal information shall follow the principles of legitimacy, rationality and necessity and shall not collect or use any personal information without due authorization of the person whose personal information is collected. Each individual is entitled to request a network operator to delete his or her personal information if he or she finds that the collection and use of such information by such operator violate the laws, administrative regulations or the agreement by and between such network operator and such individual; and is entitled to request any network operator to make corrections if he or she finds errors in such information collected and stored by such network operator. Such network operator shall take measures to delete the information or correct the errors. Pursuant to this law, the violators may be subject to: (i) warning; (ii) confiscation of illegal gains and fines equal to one to ten times of the illegal gains; or if without illegal gains, fines up to RMB1,000,000; or (iii) an order to shut down the website, suspend the business operation for rectification, or revocation of the business license. Besides, responsible persons may be subject to fines between RMB10,000 and RMB100,000.

According to the Regulations for Security Protection of Critical Information Infrastructure, or the CIIO Regulation Promulgated by State Council in July 2021, effective on September 1, 2021, critical information infrastructure refers to any important network facilities or information systems of an important industry or field, such as public communication and information services, energy, transport, water conservation, finance, public services, e-government affairs, science, and technology industry for national defense, among other industries and sectors that may pose a serious threat to national security, people’s livelihood, and public interests in the event of damage, loss of function, or data leakage. In addition, relevant administrative departments of each critical industry and sector are responsible for formulating eligibility criteria and determining the critical information infrastructure in the respective industry or sector. The operators will be informed about the final determination as to whether they are categorized as critical information infrastructure operators, or CIIOs. We have purchased certain server or network facilities for our mobile and desktop application which we believe are less likely to severely jeopardize national security, people’s livelihood and public interests. As of the date of this annual report, we have not received any notice from any authorities identifying us as a CIIO. Due to the unclear scope of what may constitute a CIIO, we cannot assure you that the PRC regulatory agencies would agree with our conclusion. If we are identified as a CIIO, we may be required to, among others: (i) ensure that our data centers to be constructed have the function of supporting the stable and continuous operation of business; (ii) perform security protection obligations to protect critical information infrastructure from being disturbed, damaged or unauthorized accessed, and to prevent network data from leakage, theft or tampering; (iii) have a dedicated cybersecurity management body and person in charge of cybersecurity, conduct background reviews on the person-in-charge and other persons holding key positions, conduct cybersecurity education, technology trainings and skill assessments for relevant staff on a regular basis, implement disaster recovery backup for important systems and databases, adopt remedial measures to promptly address security risks such as system vulnerabilities, and make emergency plans for cybersecurity incidents and conduct regular rehearsals of these plans; and (iv) establish and improve a security inspection and evaluation system. In addition, if our purchase of a network product or service may affect national security, we have to pass a cybersecurity review conducted by the cybersecurity review authority in advance, and enter into a security and confidentiality agreement with the provider.

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

In August 2021, the Standing Committee of the National People’s Congress officially promulgated the Personal Information Protection Law, effective on November 1, 2021, which provides detailed rules on handling personal information and legal responsibilities, including, but not limited to the scope of personal information and the ways of processing personal information, the establishment of rules for processing personal information, and the individual’s rights and the processor’s obligations in the processing of personal information. The Personal Information Protection Law also strengthens the punishment for those who illegally process personal information.

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

On December 28, 2021, the CAC, NDRC, MIIT, the Ministry of Public Security, the Ministry of State Security, the Ministry of Finance, the Ministry of Commerce, PBOC, SAMR, the State Administration of Radio and Television, CSRC, the State Secrecy Administration and the State Cryptography Administration jointly promulgated the Cybersecurity Review Measures, or the “Cybersecurity Review Measures,” which became effective on February 15, 2022. Pursuant to the Cybersecurity Review Measures, if critical information infrastructure operators purchase network products and services, or network platform operators conduct data processing activities that affect or may affect national security, they will be subject to cybersecurity review. A network platform operator holding more than one million users/users’ individual information also shall be subject to cybersecurity review before listing abroad. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments and risk of network data security after going public overseas.

As of the date of this annual report, we have not received any notice from any authorities requiring us to undertake a cybersecurity review by the CAC. Pursuant to the Cybersecurity Review Measures, we believe we are not subject to the cybersecurity review by the CAC, given that: (i) we presently possesses personal information of less than one (1) million individual users in our business operations, as of the date of this annual report; and (ii) each of our PRC Subsidiaries is not a CIIO as neither of them has been notified by the competent PRC government authorities for such purposes; and (iii) data processed in our business is less likely to have a bearing on national security, thus it may not be classified as core or important data by the authorities. However, there remains uncertainty as to how the Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply. We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws should they be deemed applicable to our operations. There is no certainty as to how such review or prescribed actions would impact our operations and we cannot guarantee that any clearance can be obtained or any actions that may be required can be taken in a timely manner, or at all. As there are no detailed rules or official interpretation being introduced yet, the definition of “online platform operators listing in a foreign country with more than one (1) million users’ personal information data” remains unclear as of the date of this annual report. It is possible that CAC may require us to file the cybersecurity review. The cybersecurity review procedure usually takes 45-70 business days, and sometimes even longer in special situations, to complete. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Our Industry—Our business generates and processes a large quantity of data, and improper handling of or unauthorized access to such data may adversely affect our business. In light of recent events indicating greater oversight by the Cyberspace Administration of China, or CAC, over data security, particularly for companies seeking to list on a foreign exchange, we are subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, our continued listing on Nasdaq, our financial condition, results of operations, and the subsequent offering.”

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

On July 7, 2022, CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer, effective on September 1, 2022, which requires the data processors to apply for data cross-border security assessment coordinated by the CAC under the following circumstances: (i) any data processor transfers important data to overseas; (ii) any critical information infrastructure operator or data processor who processes personal information of over 1 million people provides personal information to overseas; (iii) any data processor who provides personal information to overseas and has already provided personal information of more than 100,000 people or sensitive personal information of more than 10,000 people to overseas since January 1st of the previous year and; and (iv) other circumstances under which the data cross-border transfer security assessment is required as prescribed by the CAC.

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

Regulations relating to Intellectual Property Rights

Patent

Patents in the PRC are principally protected under the Patent Law of the PRC promulgated by the SCNPC in 1984 and then respectively amended in 1992, 2000, 2008, 2020, of which the amendment in 2020 has become effective on June 1, 2021, and its implementation rules. Novelty, inventiveness and practicality are three essential ingredients of patens in the PRC. The latest amendment provides that, in general, the protection period is 20 years for an invention patent, 10 years for a utility model patent and 15 years for a design patent, commencing from their respective application dates.

Copyright

The PRC Copyright Law, promulgated in 1990 and amended in 2001, 2010 and 2020, of which the amendment in 2020 has become effective on June 1, 2021, or the Copyright Law, and its related implementing regulations, promulgated in 2002 and amended in 2013, are the principal laws and regulations governing copyright related matters. The Copyright Law provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, enjoy copyright of their works, which includes, among others, works of literature, art, natural science, social science, engineering technology and computer software. Under the Copyright Law, the term of protection for copyrighted software is 50 years. The Regulation on the Protection of the Right to Communicate Works to the Public over Information Networks, which was most recently amended on January 30, 2013, provides specific rules on fair use, statutory license, and a safe harbor for the use of copyrights and copyright management technology, and specifies the liabilities of various entities for violations, including copyright holders, libraries and internet service providers.

In accordance with the Regulations on the Protection of Computer Software promulgated by the State Council on December 20, 2001 and last amended on January 30, 2013, Chinese citizens, legal persons or other entities own the copyright, including the right of publication, right of authorship, right of modification, right of reproduction, distribution right, rental right, right of network communication, translation right and other rights software copyright owners shall have in software developed by them, regardless of whether it has been published.

In accordance with the Measures for the Registration of Computer Software Copyright promulgated by the National Copyright Administration on April 6, 1992 and last amended on February 20, 2002, software copyrights, exclusive licensing contracts for software copyrights and software copyright transfer contracts shall be registered, and the National Copyright Administration shall be the competent authority for the administration of software copyright registration and designates the Copyright Protection Center of China as a software registration authority. The Copyright Protection Center of China shall grant a registration certification to a computer software copyright applicant who complies with regulations. Under the Copyright Law, the term of protection for copyrighted software is 50 years.

Trademark

The PRC Trademark Law was adopted in 1982 and then amended in 1993, 2001, 2013 and 2019 respectively. The implementation rules of the PRC Trademark Law were adopted in 1983 and amended in 2014. Registered trademarks are protected under the Trademark Law of the PRC and related rules and regulations. The Trademark Office of National Intellectual Property Administration handles trademark registrations and grants a protection term of ten years to registered trademarks. Where registration is sought for a trademark that is identical or similar to another trademark which has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, such application for registration of this trademark may be rejected. Trademark registrations are effective for a renewable ten-year period, unless otherwise revoked.

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

Regulations relating to Leasing

Pursuant to the Law on Administration of Urban Real Estate of the PRC promulgated by the SCNPC on July 5, 1994, amended on August 30, 2007, August 27, 2009, August 26, 2019 and took effect on January 1, 2020, when leasing premises, the lessor and lessee are required to enter into a written lease contract, containing provisions such as the leasing term, use of the premises, rental and repair liabilities, and other rights and obligations of both parties. Both lessor and lessee are also required to register the lease with the real estate administration department. If the lessor and lessee fail to complete the registration procedures, both lessor and lessee may be subject to fines ranging from RMB1,000 (approximately USD$155.3) to RMB10,000 (approximately USD$1,553). In addition, although the unregistered lease agreements are considered binding agreements, in practice, some of the remedies generally available under the registered lease agreements may not be fully applicable to the unregistered lease agreements, such as specific performance of lease agreements against new purchasers of the property. Some of our leases have not completed the registration.

According to the Civil Code of the PRC, the lessee may sublease the leased and occupied premises to a third party, subject to the consent of the lessor. Where the lessee subleases the premises, the lease contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the lease contract if the lessee subleases the premises without the consent of the lessor. In addition, if the lessor transfers the premises, the lease contract between the lessee and the lessor will still remain valid.

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

The Labor Contract Law of the PRC, or the Labor Contract Law, which was issued on June 29, 2007, amended on December 28, 2012 and became effective on July 1, 2013, and its implementation rules provide requirements concerning employment contracts between an employer and its employees. If an employer fails to enter into a written employment contract with an employee after the lapse of more than one month, but less than one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the date following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations. In addition, if an employer intends to enforce a non-compete provision in an employment contract or non-competition agreement with an employee, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or expiration of the labor contract. Employers in most cases are also required to provide severance payments to their employees after their employment relationships are terminated. The Labor Contract Law also provides that enterprises accepting labor dispatch services shall strictly control the number of dispatched workers and the proportion of dispatched workers shall not exceed the percentage prescribed by competent labor administrative departments. As of the date of this annual report, other than that we have not made adequate social insurance and housing fund contributions for all employees as required by PRC regulations, we believe that we are currently compliant with the foregoing laws and regulation in all material respects.

The Interim Provisions on Labor Dispatching

The Interim Provisions on Labor Dispatching, issued by the Ministry of Human Resources and Social Security of the People’s Republic of China on January 24, 2014, which came into effect on March 1, 2014, require the number of dispatched workers not to exceed 10% of the total number of 1) the employees that are employed directly by an enterprise and 2) the dispatched workers. As of the date of this annual report, the number of our dispatched workers is lower than 10% of the total number of the employees and the dispatched workers of the Company. Therefore, the Company is currently in compliance with the Interim Provisions on Labor Dispatching. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC—Increases in labor costs in the PRC may adversely affect our business and our profitability.”

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

Pursuant to the Administrative Regulations on the Housing Provident Fund, which became effective on April 3, 1999 and was amended on March 24, 2002 and March 24, 2019, enterprises are required to register with the competent administrative centers of housing provident fund and open bank accounts for housing provident funds for their employees. Employers are also required to timely pay all housing fund contributions for their employees. Where an employer fails to submit and deposit registration of housing provident funds or fails to complete the formalities of opening housing provident fund accounts for its employees, the housing provident fund management center shall order it to complete the formalities within a prescribed time limit. Failing to comply by the expiration of the time limit will subject the employer to a fine ranging from RMB10,000 (approximately $1,400) to RMB50,000 (approximately $7,200). When an employer fails to pay housing provident funds due in full and on time, housing provident fund center is entitled to order it to rectify, and failing to comply could result in enforcement exerted by the court.

Regulations Relating to Taxes

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

Regulations relating to Foreign Exchange

Pursuant to the Foreign Exchange Administration Regulations of the PRC, or the Foreign Exchange Administrative Regulation, as amended in August 2008, Renminbi is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless the SAFE’s prior approval is obtained and prior registration with the SAFE is made. On May 10, 2013, the SAFE promulgated the Circular of the SAFE on Printing and Distributing the Administrative Provisions on Foreign Exchange in Domestic Direct Investment by Foreign Investors and Relevant Supporting Documents, or the SAFE Circular No. 21, which was last amended and became effective on December 30, 2019. It provided for and simplified the operational steps and regulations on foreign exchange matters related to direct investment by foreign investors, including foreign exchange registration, account opening and use, receipt and payment of funds, and settlement and sales of foreign exchange.

Pursuant to the Notice of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or the SAFE Circular No. 59, promulgated by the SAFE on November 19, 2012, became effective on December 17, 2012 and was further amended on May 4, 2015, October 10, 2018, and December 30, 2019, approval is not required for opening a foreign exchange account and depositing foreign exchange into the account relating to the direct investments. The SAFE Circular No. 59 also simplified the capital verification and confirmation formalities for foreign invested entities, the foreign capital and foreign exchange registration formalities required for the foreign investors to acquire equities from Chinese parties, and further improved the administration on exchange settlement of foreign exchange capital of foreign invested entities.

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

Regulations relating to Dividend Distributions

The principal regulations governing distribution of dividends of foreign-invested enterprises include the newly enacted Foreign Investment Law, which came into effect on January 1, 2020, and its implementation rules. Under these laws and regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends. Furthermore, under the EIT Law, which became effective in January 2008, the maximum tax rate for the withholding tax imposed on dividend payments from PRC foreign invested companies to their overseas investors that are not regarded as “resident” for tax purposes is 20%. The rate was reduced to 10% under the Implementing Regulations for the EIT Law issued by the State Council. However, a lower withholding tax rate might be applied if there is a tax treaty between China and the jurisdiction of the foreign holding companies, such as tax rate of 5% in the case of Hong Kong companies that holds at least 25% of the equity interests in the foreign-invested enterprise, and certain requirements specified by PRC tax authorities are satisfied.

Regulations on Mergers & Acquisitions and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Rules on the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009. The M&A Rules, among other things, require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC domestic enterprises or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC. Although (i) The CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours are subject to the M&A Rules; and (ii) no provision in the M&A Rules clearly classifies contractual arrangements as a type of transaction subject to the M&A Rules, the interpretation and application of the regulations remain unclear, future financial activities may ultimately require approval from the CSRC. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval and any failure to obtain or delay in obtaining CSRC approval for future financial activities would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

The M&A Rules, and other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the M&A Rules require a foreign investor to obtain the approval from MOFCOM or its local counterpart upon (i) its acquisition of a domestic enterprise’s equity interest; (ii) its subscription of the increased capital of a domestic enterprise; or (iii) establishes and operates a foreign-invested enterprise with assets acquired from a domestic enterprise and such transactions raise “national defense and security” concerns or through such transactions foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in China, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited.

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

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the “Opinions.” The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Measures, including promoting the construction of relevant regulatory systems, will be taken to control the risks and handle the incidents from China-concept overseas listed companies. On February 17, 2023, the CSRC promulgated the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure to the CSRC; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for initial public offering and listing in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted. The New Overseas Listing Rules further require Chinese domestic enterprises to complete filings with relevant governmental authorities and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market; b) an issuer making an overseas securities offering after having been listed on an overseas market; and c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. The required filing scope is not limited to the initial public offering, but also includes subsequent overseas securities offering, single or multiple acquisition(s), share swap, transfer of shares or other means to seek an overseas direct or indirect listing and a secondary listing or dual major listing of issuers already listed overseas. According to the Notice on the Administrative Arrangements for the Filing of the Overseas Securities Offering and Listing by Domestic Companies from the CSRC, or the CSRC Notice, the domestic companies that have already been listed overseas before the effective date of the Overseas Listing Trial Measures (i.e. March 31, 2023) shall be deemed as the Existing Issuers. Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC for any subsequent offerings. Further, according to the CSRC Notice, domestic company obtained approval from overseas regulatory authorities or securities exchanges (for example, the effectiveness of a registration statement for offering and listing in the U.S. has been obtained) for their overseas offering and listing prior to March 31, 2023 but have not yet completed their overseas issuance and listing, are granted a six-month transition period from March 31, 2023 to September 30, 2023. Those that complete their overseas offering and listing within such six-month period are deemed as Existing Issuers and are not required to file with the CSRC for their overseas offerings and listings. Within such six-month transition period, however, if such domestic companies fail to complete their overseas issuance and listing, they shall complete the filing procedures with the CSRC. If a domestic company fails to complete the required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as orders to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

On February 24, 2023, the CSRC, together with Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions, which were issued by the CSRC, National Administration of State Secrets Protection and National Archives Administration of China in 2009. The revised Provisions were issued under the title “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies”, and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, including, but not limited to, (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. As of the date of this annual report, the revised Provisions have come into effect and we are not aware of any PRC laws or regulations in effect requiring that we obtain permission from any PRC authorities to issue securities to foreign investors, nor have we received any inquiry, notice, warning, sanction or any regulatory objection from the CSRC, the CAC, or any other Chinese authorities that have jurisdiction over our operations. However, any failure or perceived failure by the Company, its PRC Subsidiary or the VIE to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime. The Opinions, the Trial Measures and any related implementing rules to be enacted may subject us to additional compliance requirements in future financial activities. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC—The M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.”

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

Our integrated logistics solution services are comprised of three business streams: (1) B2B freight transportation; (2) cloud storage; and (3) value-added services. Since 2001, we, through the VIE and the VIE’s subsidiaries, have developed extensive and reliable transportation networks in China, covering 341 cities in over 31 provinces as of December 31, 2023.

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

Operational efficiency, cost management, and competitive pricing are critical to the success of a contract logistics company. We, through the VIE and the VIE’s subsidiaries, have achieved strong operational efficiency through centralized control and management of 35 regional sorting centers, 49 Cloud OFCs, 33 service outlets, approximately 450 self-owned trucks and vehicles, and over 60,000 transportation providers, route planning and optimization, and transportation and managements system.

For the fiscal years ended December 31, 2023 and 2022, our net revenue, mainly generated from providing transportation and warehouse storage management services, was approximately $404.1 million and $370.3 million, respectively. Our total net revenue increased by approximately 9.1% during 2023 compared to 2022, primarily driven by the higher net revenue from transportation services. We recorded net income of approximately $10.3 million and $7.8 million for the years ended December 31, 2023 and 2022, respectively.

For the fiscal years ended December 31, 2022 and 2021, our net revenue, mainly generated from providing transportation and warehouse storage management services, was approximately $370.3 million and $346.7 million, respectively. Our total net revenue increased by approximately 6.8% during 2022 compared to 2021, primarily driven by the higher net revenue from transportation services and warehouse storage management services. We recorded net income of approximately $7.8 million and $6.6 million for the years ended December 31, 2022 and 2021, respectively.

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

For the years ended December 31, 2023 and 2022

	Years Ended December 31,
	2023		2022		Change
	Amount in thousand	%	Amount in thousand	%	(Amount in thousand)%
Revenue
Transportation	$383,211	94.8%	$346,039	93.4%	$37,172	10.7%
Warehouse storage management services	18,160	4.5%	20,322	5.5%	(2,162)	(10.6)%
Other revenue	2,750	0.7%	3,964	1.1%	(1,214)	(30.6)%
Net revenue	404,121	100%	370,325	100%	33,796	9.1%
Cost of revenue	(357,615)	(88.5)%	(328,793)	(88.8)%	(28,822)	8.8%
Gross profit	$46,506	11.5%	$41,532	11.2%	$4,974	12.0%

Net revenues

Transportation services

We, primarily through the VIE and the VIE’s subsidiaries, provide transportation services to companies in mainland China. Our major customers are in the manufacturing industry, the fast-moving consumer goods industry, the new energy (vehicle) industry, the telecommunication industry, and the publishing industry. Revenue from transportation services is recognized upon customers’ receipt of the transported goods.

Warehouse storage management services

We, primarily through the VIE and the VIE’s subsidiaries, generate revenue of warehouse storage management services through the provision of warehouse storage management services to various customers. We help companies place the goods and maintain the daily input and output of the goods. We primarily charge our customers service fees for our storage services and the daily management services. Revenue from the warehouse storage management services is recognized over the service period.

Our net revenues increased by approximately 9.1% from approximately $370.3 million for the year ended December 31, 2022 to approximately $404.1 million for the year ended December 31, 2023. The increase was primarily driven by a significant increase in revenue from our transportation services.

Net revenues generated from our transportation services increased by approximately 10.7% from approximately $346.0 million for the year ended December 31, 2022 to approximately $383.2 million for the year ended December 31, 2023. The increase was mainly driven by increasing orders from some new customers, as well as the growth of other existing clients’ businesses.

Net revenue generated from our warehouse storage management services decreased by approximately 10.6% from approximately $20.3 million for the year ended December 31, 2022 to approximately $18.2 million for the year ended December 31, 2023, primarily due to shutting down redundant warehouses and shift focusing on transportation services for the year ended December 31, 2023.

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

Our cost of revenues increased by approximately 8.8%, from approximately $328.8 million for the year ended December 31, 2022 to approximately $357.6 million for the year ended December 31, 2023, which was in line with the increase of revenue.

Gross profit

Our overall gross profit increased by approximately 12.0% from approximately $41.5 million for the year ended December 31, 2022 to approximately $46.5 million for the year ended December 31, 2023. For the years ended December 31, 2023 and 2022, our overall gross margin was approximately 11.5% and 11.2%, respectively. The gross margin increased mainly due to our cost optimization structure by outsourcing transport service, reducing redundant departments, and incorporating workforce optimization practices for the year ended December 31, 2023. Accordingly, our total revenues had higher proportional increase than the increase in cost of revenues during the same period, led a higher overall gross profit margin.

	Years Ended December 31,
	2023	2022	Change
	(Amount in thousand)	(Amount in thousand)	(Amount in thousand)%
Operating expenses
Selling and marketing	$(6,688)	$(7,427)	$739	(10.0)%
General and administrative	(25,912)	(24,259)	(1,653)	6.8%
Total operating expenses	$(32,600)	$(31,686)	$(914)	2.9%

Operating expenses

Our operating expenses increased by approximately 2.9% from approximately $31.7 million for the year ended December 31, 2022 to approximately $32.6 million for the year ended December 31, 2023 for the following reasons:

Selling and marketing expenses

Our selling and marketing expenses consist primarily of employee wages, rental expenses, benefits for sales and marketing staff, depreciation expenses and other daily expenses which are related to the sales and marketing functions. Selling and marketing expenses decreased by approximately 10.0% from approximately $7.4 million for the year ended December 31, 2022 to approximately $6.7 million for the year ended December 31, 2023, which was attributable to decreased related employee wages and benefits due to workforce optimization practices.

General and administrative expenses

Our general and administrative expenses consist primarily of employee wages and benefits for corporate employees, rental expenses, depreciation and amortization expense and other expenses which are related to the general corporate functions.

Our general and administrative expenses increased by approximately 6.8% from approximately $24.3 million for the year ended December 31, 2022 to approximately $25.9 million for year ended December 31, 2023, which was attributable to the increase in employee salaries and benefits, due to increased revenue and increased headcount of G&A department to support our expended business.

Income from operations

As a result of the foregoing, our profit from operations increased by approximately 41.2% from approximately $9.8 million for the year ended December 31, 2022 to approximately $13.9 million for the year ended December 31, 2023.

	Years Ended December 31,
	2023	2022	Change
	(Amount in thousand)	(Amount in thousand)	(Amount in thousand)%
Other income (expense)
Interest income	$126	$1,274	$(1,148)	(90.1)%
Interest expense	(1,775)	(2,227)	452	(20.3)%
Other income, net	371	532	(161)	(30.3)%
Total other expense, net	$(1,278)	$(421)	$(857)	203.6%

Our total net other expense increased by approximately 203.6% from approximately $0.4 million for the year ended December 31, 2022 to approximately $1.3 million for the year ended December 31, 2023 for the following reasons.

Interest income

Our interest income decreased by approximately 90.1% from approximately $1.3 million for the year ended December 31, 2022 to approximately $0.1 million for the year ended December 31, 2023, which was driven by a decreased interest income from deposit for investment.

Interest expense

Our interest expense decreased by approximately 20.3% from approximately $2.2 million for the year ended December 31, 2022 to approximately $1.8 million for the year ended December 31, 2023, as a result of a decreased average balance and interest rate of bank loans for the year ended December 31, 2023 compared with the year ended December 31, 2022.

	Years Ended December 31,
	2023	2022	Change
	(Amount in thousand)	(Amount in thousand)	(Amount in thousand)%

Income before income taxes	$12,628	$9,425	$3,203	34.0%
Provision for income taxes	(2,320)	(1,599)	(721)	45.1%
Net income	$10,308	$7,826	$2,482	31.7%

Income before income taxes

As a result of the foregoing, our income before income taxes increased by 34.0% from approximately $9.4 million for the year ended December 31, 2022 to approximately $12.6 million for the year ended December 31, 2023.

Provision for income taxes

The effective income tax rate increased from approximately 17.0% for the year ended December 31, 2022 to approximately 18.4% for the year ended December 31, 2023, due to the higher profit made in subsidiaries and VIE’s subsidiaries, which didn’t have preferential tax treatment for the year ended December 31, 2023.

Net income

As a result of the foregoing, our net income increased by 31.7% from approximately $7.8 million for the year ended December 31, 2022 to approximately $10.3 million for the year ended December 31, 2023.

For the years ended December 31, 2022 and 2021

	Years Ended December 31,
	2022		2021		Change
	Amount in thousand	%	Amount in thousand	%	(Amount in thousand)%
Revenue
Transportation	$346,039	93.4%	$327,848	94.6%	$18,191	5.5%
Warehouse storage management services	20,322	5.5%	16,885	4.9%	3,437	20.4%
Other revenue	3,964	1.1%	1,966	0.5%	1,998	101.6%
Net revenue	370,325	100%	346,699	100%	23,626	6.8%
Cost of revenue	(328,793)	(88.8)%	(305,354)	(88.1)%	(23,439)	7.7%
Gross profit	$41,532	11.2%	$41,345	11.9%	$187	0.5%

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

Selling and marketing expenses

Our selling and marketing expenses consist primarily of employee wages, rental expenses and benefits for sales and marketing staff, rental expense, depreciation expenses and other daily expenses which are related to the sales and marketing functions. Selling and marketing expenses decrease by approximately $0.3 million from approximately $7.7 million for the year ended December 31, 2021 to approximately $7.4 million for the year ended December 31, 2022, which was attributable to decreased employee wages and benefits.

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

Our total net other expense both was approximately $0.4 million for the years ended December 31, 2022 and 2021.

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

U.S. Dollar Exchange Rate	December 31, 2023	December 31, 2022	December 31, 2021
At the end of the period - USD: RMB	US$1=RMB 7.0827	US$1=RMB 6.9646	US$1=RMB 6.3757
Average rate for the period - USD: RMB	US$1=RMB7.0467	US$1=RMB 6.7261	US$1=RMB 6.4515

We did not have any foreign currency investments hedged by currency borrowings or other hedging instruments in years ended December 31, 2023, 2022 and 2021.

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

Current PRC regulations permit our PRC subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiary is required to set aside at least 10% of its respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. We had various outstanding bank loans of approximately $36.1 million as of December 31, 2023. We have also entered into non-cancellable operating lease agreements for several offices, operating facilities and warehouses. The following table sets forth our contractual obligations as of December 31, 2023:

	Payments Due by Period (Amount in thousand)
	Total	Within 1 Year	1-3 Years	3-5 Years	More than 5 Years

Short-term bank loans	$36,130	$36,130	$-	$-	$-
Operating lease commitments	19,836	6,524	6,709	3,213	3,390
Total	$55,966	$42,654	$6,709	$3,213	$3,390

Cash flows and working capital

The following table sets forth a summary of our cash flows for the periods indicated:

	December 31,	December 31,	December 31,
	2023	2022	2021
	(Amount in thousand)	(Amount in thousand)	(Amount in thousand)
Net cash provided by operating activities	$12,113	$6,930	$20,393
Net cash used in investing activities	(18,821)	(6,715)	(27,670)
Net cash flows provided by (used in) financing activities	13,191	6,049	(2,127)
Effects of exchange rate changes on cash, cash equivalent and restricted cash	(558)	(1,814)	538
Cash, cash equivalent and restricted cash, beginning of year	23,368	18,918	27,784
Cash, cash equivalent and restricted cash, end of year	$29,293	$23,368	$18,918

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

Cash flows in Operating Activities

For the year ended December 31, 2023, net cash provided by operating activities was approximately $12.1 million, primarily comprised of net income of approximately $10.3 million and adjusted for non-cash items such as depreciation and amortization expense for property and equipment of approximately $6.4 million, approximately $9.3 million for amortization of right-of-use assets and interest of lease liabilities, deferred income taxes expenses of approximately $1.5 million, decreased of prepayments and other current assets approximately $3.5 million, increased of accounts payable approximately $4.5 million and increased of salary and welfare payable of approximately $1.5 million. Net cash generated from operating activities was partially offset by approximately $9.4 million decrease in operating lease liabilities, approximately $2.0 million decreased in notes payable, approximately $10.7 million increased in account receivable and approximately $3.7 million increase in other non-current assets.

For the year ended December 31, 2022, net cash provided by operating activities was approximately $6.9 million, primarily comprised of net income of approximately $7.8 million and adjusted for non-cash items such as depreciation and amortization expense for property and equipment of approximately $7.0 million, approximately $10.8 million for amortization of right-of-use assets and interest of lease liabilities, deferred income taxes expenses of approximately $1.2 million, increased of notes payable approximately $2.1 million in operating activities, increased of accounts payable of approximately $7.9 million. Net cash generated from operating activities was partially offset by approximately $11.3 million decrease in operating lease liabilities, approximately $1.0 million decreased in salary and welfare payables, approximately $2.0 million increased in prepayments and other current assets, approximately $17.0 million increased in account receivable and approximately $1.0 million increase in notes receivable.

For the year ended December 31, 2021, net cash provided by operating activities was approximately $20.4 million, primarily comprised of net income of approximately $6.6 million and adjusted for non-cash items such as depreciation and amortization expense for property and equipment of approximately $5.9 million, approximately $9.5 million for amortization of right-of-use assets and interest of lease liabilities, deferred income taxes expenses of approximately $1.5 million, the decrease of notes receivable of approximately $9.4 million in operating activities, decreased of inventories of approximately $0.8 million and increase of accounts payable of approximately $2.5 million. Net cash generated from operating activities was partially offset by approximately $9.4 million decrease in operating lease liabilities, approximately $3.2 million increase in accounts receivables, approximately $2.3 million increased in prepayments and other current assets and approximately $2.4 million decrease in note payable.

Cash flows in Investing Activities

For the year ended December 31, 2023, net cash used in investing activities was approximately $18.8 million, consisting primarily of cash used to acquire property and equipment of approximately $10.8 million and approximately $17.9 million cash used for purchasing intangible assets, mainly offset by cash proceeds received from disposal of property and equipment of approximately $1.2 million, investment deposit refund of approximately $5.7 million and consideration deposit received from a third party of approximately $2.8 million.

For the year ended December 31, 2022, net cash used in investing activities was approximately $6.7 million, consisted primarily of cash used to acquire property and equipment of approximately $6.9 million and approximately $0.3 million cash used for purchasing intangible assets, mainly offset by cash proceeds received from disposal of property and equipment of approximately $0.5 million.

For the year ended December 31, 2021, net cash used in investing activities was approximately $27.7 million, consisted primarily of cash used to acquire property and equipment of approximately $22.6 million and approximately $6.9 million cash used for purchasing intangible assets, mainly offset by cash proceeds received from disposal of property and equipment of approximately $1.3 million and disposal of subsidiaries of approximately $0.5 million.

Cash flows in Financing Activities

For the year ended December 31, 2023, net cash provided by financing activities was approximately $13.2 million, consisting primarily of cash proceeds from bank loans of approximately $46.4 million, proceeds from the initial public offering of approximately $8.5 million and an advance from a third party of approximately $7.2 million, offset by cash repaid for bank loans of approximately $48.7 million.

For the year ended December 31, 2022, net cash provided by financing activities was approximately $6.0 million, consisted primarily of cash proceeds from bank loans of approximately $61.3 million, partially offset by cash repaid for bank loans of approximately $55.5 million.

For the year ended December 31, 2021, net cash used in financing activities was approximately $2.1 million, consisted primarily of cash repaid for bank loans of approximately $67.6 million, partially offset by capital contribution from non-controlling shareholders of approximately $3.4 million and cash proceeds from bank loans of approximately $62.6 million.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchase of fixed assets, including electronic equipment, office equipment and vehicles, and intangible assets. Our capital expenditures were approximately $28.7 million, $7.2 million and $25.7 million for the fiscal years ended December 31, 2023, 2022 and 2021, respectively. Subsequent to December 31, 2023 and as of the date of this annual report, we made capital expenditures of approximately $10.0 million. We intend to fund our future capital expenditures with our existing cash balance, proceeds of bank loans and proceeds from the initial public offering.

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

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. We consider our critical accounting estimates include (i) allowance for credit losses for accounts receivable, (ii) allowance for credit losses for prepayments and other assets, (iii) discount rate used in operating lease right-of-use assets, and (iv) valuation allowance of deferred tax assets.

Allowance for credit losses for accounts receivable

Accounts receivables are recorded net of an allowance for credit losses. The Company’s estimation of allowance for credit losses considers factors such as historical credit loss experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, as well as an assessment of receivables due from specific identifiable counterparties to determine whether these receivables are considered at risk or uncollectible. The Company evaluates its accounts receivable for expected credit losses on a regular basis. The Company maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Company considers factors in assessing the collectability of its receivables, such as the age of the amounts due, the customer’s payment history, credit-worthiness and other specific circumstances related to the accounts. The Company adjusts the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Company also makes specific allowance in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted. The allowance for credit losses was approximately $3.3 million and $3.1 million as of December 31, 2023 and 2022, respectively.

The allowance is based on our management’s best estimates of specific losses on individual exposures and a provision on historical trends of collections. The allowance rate will fluctuate based upon the changes of the historical allowance rate and our management’s estimate. If actual conditions are less favorable than those projected by the management, additional doubtful accounts may be required, which could negatively impact our operating results. If actual conditions are more favorable than those projected by the management, we may have a higher profit margin when account receivable balances that have been previously reserved are eventually collected. A 1% increase or decrease of allowance rate for each aged account receivable balances would result in a decrease or increase of approximately $0.16 million and $0.14 million in profit before tax for the years ended December 31, 2023 and 2022, respectively.

Allowance for credit losses for prepayments and other assets

Prepayment and other assets primarily consist of VAT recoverable, advances to vendors for purchasing goods, long-lived assets or services that have not been received or provided, advances to employees, security deposits made to customers and advances to employees. Prepayment and other assets are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. The allowance is also based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. The allowance for credit losses were approximately $0.4 million and $0.5 million as of December 31, 2023 and 2022, respectively.

Discount rate used in operating lease right-of-use assets

Right-of-use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease.

As most of our leases do not provide an implicit rate, we use the incremental borrowing rate based on the information available at lease commencement date to determine the present value of lease payments. Determining the incremental borrowing rate applied in calculating lease liabilities requires the use of certain methodologies and assumptions. When determining the rate, management assesses various factors including the lease term, nature of the asset and the level of security for the right-of-use asset. For the years ended December 31, 2023 and 2022, the estimated weighted average discount rates used in determining the present value of lease payments was approximately 5.84% and 5.78%, respectively.

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

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the cumulative earnings and projected future taxable income in making this assessment. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, valuation allowances of nil were provided for the Company’s certain subsidiaries with continuous losses as of December 31, 2023 and 2022. As of December 31, 2023 and 2022, there were approximately $2.8 million and $9.5 million net operating losses carryforwards in certain subsidiaries, respectively. Most of the net operating tax loss carryforwards will expire from fiscal year 2024 to 2028.

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

Name	Age	Position(s)
Yongxu Liu	53	Chief Executive Officer, Director, President and Chairman
Guoping Zheng	38	Chief Financial Officer and Vice President
Zhiping Yang	42	Director
Dan Liu	57	Independent Director
Wen Li	57	Independent Director
John F. Levy	68	Independent Director

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

John F. Levy is an independent director. Mr. Levy currently serves as the chief executive officer and principal consultant for Board Advisory. He has held this role since May 2005. He also served as the chief executive officer of Sticky Fingers Restaurants, LLC from 2019 to 2020. Mr. Levy is a recognized corporate governance and financial reporting expert with over 30 years of progressive financial, accounting and business experience; including nine years in public accounting with three national accounting firms and having served as chief financial officer of both public and private companies for over 13 years. Mr. Levy currently serves on the board of directors and audit committee chair of Paranovus Entertainment Technology Ltd. (formerly Happiness Development Group Limited). Since 2023, Mr. Levy has also served on the board of directors and as the audit committee chair of Cartica Acquisition Corp (Nasdaq: CITE). Mr. Levy served on the board of directors of (i) Applied Minerals, Inc. from January 2008 to August 2022, (ii) Washington Prime Group, Inc. from June 2016 to October 2021 (Washington Prime Group filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code on June 13, 2021, and it emerged from bankruptcy protection on October 21, 2021), (iii) Singularity Future Technology Limited from November 2021 to February 2023, (iv) Takung Art Co., Ltd. from March 2016 to June 2019, (v) China Commercial Credit, Inc. from August 2013 to December 2016, (vi) Applied Energetics, Inc. from June 2009 to February 2016, and (vii) several other publicly held companies prior to 2016. Mr. Levy is a frequent lecturer and has written several articles and courses on accounting, finance business and governance. Mr. Levy is a Certified Public Accountant. Mr. Levy is a graduate of the Wharton School of Business at the University of Pennsylvania, and received his MBA from St. Joseph’s University in Philadelphia, Pennsylvania.

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

Controlled Company

Mr. Yongxu Liu, our chief executive officer, president and chairman of the board of directors, currently beneficially owns approximately 91.16% of the aggregate voting power of our outstanding ordinary shares. As a result, we are a “controlled company” within the meaning of the Nasdaq listing rules. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including:

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

B. Compensation

Yongxu Liu	$	101,545.68
Guoping Zheng	$	90,591.76
Zhiping Yang	$	91,907.50

C. Board Practices

Board of Directors

Our board of directors consists of five (5) directors. Our board of directors has determined that our three independent director, Dan Liu, Wen Li, and John F. Levy, satisfy the “independence” requirements of the Nasdaq corporate governance rules.

Pursuant to our amended and restated articles of association, the minimum number of directors shall consist of not less than one person provided however that the Company may by ordinary resolution increase or reduce the limits in the numbers of directors. Unless fixed by ordinary resolution of the Company, the maximum number of directors is unlimited. Unless removed or re-appointed, each director shall be appointed for a term expiring at the next-following annual general meeting, if any is held. At any annual general meeting held, our directors will be elected by ordinary resolution. At each annual general meeting, each director so elected shall hold office for a one-year term and until the election of their respective successors in office or removed pursuant to our amended and restated articles of association.

A director shall not, as a director, vote in respect of any contract, transaction, arrangement or proposal in which they have an interest which (together with any interest of any person connected with them) is a material interest (otherwise then by virtue of their interests, direct or indirect, in shares or debentures or other securities of, or otherwise in or through, the Company) and if they shall do so their vote shall not be counted, nor in relation thereto shall they be counted in the quorum present at the meeting, but (in the absence of some other material interest than is mentioned below) none of these prohibitions shall apply to: (a) the giving of any security, guarantee or indemnity in respect of: (i) money lent or obligations incurred by them or by any other person for the benefit of the Company or any of its subsidiaries; or (ii) a debt or obligation of the Company or any of its subsidiaries for which the director themself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security; (b) where the Company or any of its subsidiaries is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to or may participate; (c) any contract, transaction, arrangement or proposal affecting any other body corporate in which he is interested, directly or indirectly and whether as an officer, shareholder, creditor or otherwise howsoever, provided that he (together with persons connected with them) does not to their knowledge hold an interest representing one per cent or more of any class of the equity share capital of such body corporate (or of any third body corporate through which his interest is derived) or of the voting rights available to members of the relevant body corporate; (d) any act or thing done or to be done in respect of any arrangement for the benefit of the employees of the Company or any of its subsidiaries under which they are not accorded as a director any privilege or advantage not generally accorded to the employees to whom such arrangement relates; (e) any matter connected with the purchase or maintenance for any director of insurance against any liability or (to the extent permitted by the Companies Act (Revised) of the Cayman Islands) indemnities in favor of directors, the funding of expenditure by one or more directors in defending proceedings against him or them or the doing of any thing to enable such director or directors to avoid incurring such expenditure; or (f) any contract, transaction, arrangement or proposal in which the director has an interest which is not a material interest. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested, provided that (a) such director, if his or her interest in such contract or arrangement is material, has declared the nature of his or her interest at the earliest meeting of the board at which it is practicable for him or her to do so, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the Company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the Company or of any third party.

Duties of Directors

Under Cayman Islands law, all of our directors owe three types of duties to us: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act (Revised) of the Cayman Islands imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties: (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated articles of association. We have the right to seek damages if a duty owed by any of our directors is breached.

Our board of directors have all powers necessary for managing, directing and supervising our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the terms of office of the officers;

●	exercising the borrowing powers of the company and mortgaging the property of the company;

●	approving the transfer of shares in the Company, including the registration of such Ordinary Shares in our share register; and

●	maintaining or registering a register of mortgages, charges, or other encumbrances of the company.

Terms of Directors and Executive Officers

Our directors may be elected by a resolution of our board of directors or by an ordinary resolution of our shareholders. Unless re-appointed or removed from office pursuant to the provisions of our amended and restated articles of association, each of our directors shall hold office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for reelection. A director will cease to be a director if, among other things, the director (i) is prohibited under the law of the Cayman Islands from acting as a director; (ii) becomes bankrupt or makes any arrangement or composition with his creditors; (iii) resigned his office by notice to the company; (iv) only held office as a director for a fixed term and such term expires; (v) in the opinion of a registered medical practitioner by whom the director is being treated, the director becomes physically or mentally incapable of acting as a director; (vi) is given notice by the majority of the other directors (not being less than two in number) to vacate office, without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director; (vii) is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or (viii) without the consent of the other directors, is absent from meetings of directors for a continuous period of six months. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by our shareholders by ordinary resolution.

Employment Agreements and Indemnification Agreements

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

Insider Participation Concerning Executive Compensation

Before the establishment of our Compensation Committee, our chief executive officer, president and chairman, Mr. Yongxu Liu, made all determinations regarding executive officer compensation from the inception of the Company. Since the establishment of our Compensation Committee, it has been making all determinations regarding executive officer compensation (please see below).

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. Our independent directors serve on each of the committees. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of our three independent director appointees, Dan Liu, Wen Li, and John F. Levy. John F. Levy is the chairperson of our audit committee. We have determined that each of our independent directors also satisfy the “independence” requirements of Rule 5602(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that John F. Levy qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq listing  rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of our three independent director appointees, Dan Liu, Wen Li, and John F. Levy. Dan Liu is the chairperson of our compensation committee. We have determined that each of our independent directors also satisfy the “independence” requirements of Rule 5602(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10C-1 under the Securities Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics applicable to all of our directors, officers, and employees. We have made our code of business conduct and ethics publicly available on our website.

Compensation Recovery Policy

We have adopted a compensation recovery policy to provide for the recovery of erroneously-awarded incentive compensation, as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act, final SEC rules, and applicable listing standards.

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

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Class A Ordinary Shares or and Class B Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 40,617,513 Class A Ordinary Shares outstanding, and 41,880,000 Class B Ordinary Shares outstanding as of the date of this annual report.

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

	Class A Ordinary Shares Beneficially Owned		Class B Ordinary Shares Beneficially Owned		Voting Power*
	Number	%	Number	%	%

Directors, Director Appointees, and Executive Officers(1):
Yongxu Liu(2)	—	—%	41,880,000	100%	91.16%
Guoping Zheng	—	—	—	—	—
Zhiping Yang	—	—	—	—	—
Dan Liu	—	—	—	—	—
Wen Li	—	—	—	—	—
John F. Levy	—	—	—	—	—
All directors, director appointees, and executive officers as a group (6 individuals):	—	—%	41,880,000	100%	91.16%

5% Shareholders:
Shengfeng International Limited(2)	—	—%	41,880,000	100%	91.16%
Everbright International Development Limited(3)	8,736,000	21.51%	—	—	1.90%
Double Sun Capital Limited(4)	3,928,000	9.67%	—	—	0.85%
Changle International Limited(5)	3,904,000	9.61%	—	—	0.85%
Chia-Yu Chen	3,519,251	8.66%	—	—	0.77%
Yuansheng International Limited(6)	3,784,000	9.32%	—	—	0.82%
Mid-Castle Development Limited(7)	3,648,000	8.98%	—	—	0.79%
Prime Link Capital International Limited(8)	3,074,000	7.57%	—	—	0.67%
Sky Top Capital International Limited(9)	2,880,000	7.09%	—	—	0.63%

*	Represents the voting power with respect to all of our Class A Ordinary Shares and Class B Ordinary Shares, voting as a single class. Each holder of Class A Ordinary Shares is entitled to one vote per one Class A Ordinary Share and each holder of Class B Ordinary Shares is entitled to ten votes per one Class B Ordinary Share.

(1)	Unless otherwise indicated, the business address of each of the individuals is Shengfeng Building, No. 478 Fuxin East Road, Jin’an District, Fuzhou City, Fujian Province, People’s Republic of China, 350001

(2)	The number of Class B Ordinary Shares beneficially owned represents 41,880,000 Class B Ordinary Shares held by Shengfeng International Limited, a British Virgin Islands company, which is 100% owned by Yongxu Liu, our CEO, Chairman and President. The registered address of Shengfeng International Limited is 30 de Castro Street, Wickhams Cay 1, P.O. Box 4519, Road Town, Tortola, British Virgin Islands.

(3)	The number of Class A Ordinary Shares beneficially owned represents 8,736,000 Class A Ordinary Shares held by Everbright International Development Limited, a British Virgin Islands company. Guangsheng Lin, the general manager of Shengfeng Logistics and one of the Shengfeng Logistics Shareholders, who serves as a director of Everbright International Development Limited, has the dispositive and voting power of the shares held by Everbright International Development Limited. The registered address of Everbright International Development Limited is 4th Floor, Water’s Edge Building, Meridian Plaza, Road Town, Tortola, VG1110, British Virgin Islands.

(4)	The number of Class A Ordinary Shares beneficially owned represents 3,928,000 Class A Ordinary Shares held by Double Sun Capital Limited, a British Virgin Islands company, which is 100% owned by Yiping Wu. The registered address of Double Sun Capital Limited is 4th Floor, Water’s Edge Building, Meridian Plaza, Road Town, Tortola, VG1110, British Virgin Islands.

(5)	The number of Class A Ordinary Shares beneficially owned represents 3,904,000 Class A Ordinary Shares held by Changle International Limited, a British Virgin Islands company, which is 100% owned by Rong Zheng. The registered address of Changle International Limited is 4th Floor, Water’s Edge Building, Meridian Plaza, Road Town, Tortola, VG1110, British Virgin Islands.

(6)	The number of Class A Ordinary Shares beneficially owned represents 3,784,000 Class A Ordinary Shares held by Yuansheng International Limited, a British Virgin Islands company, which is 100% owned by Yusheng Yang. The registered address of Yuansheng International Limited is 4th Floor, Water’s Edge Building, Meridian Plaza, Road Town, Tortola, VG1110, British Virgin Islands.

(7)	The number of Class A Ordinary Shares beneficially owned represents 3,648,000 Class A Ordinary Shares held by Mid-Castle Development Limited, a British Virgin Islands company, which is 100% owned by Qing Lin. The registered address of Mid-Castle Development Limited is 4th Floor, Water’s Edge Building, Meridian Plaza, Road Town, Tortola, VG1110, British Virgin Islands.

(8)	The number of Class A Ordinary Shares beneficially owned represents 3,074,000 Class A Ordinary Shares held by Prime Link Capital International Limited, a British Virgin Islands company, which is 100% owned by Jinyuan Huang. The registered address of Prime Link Capital International Limited is 4th Floor, Water’s Edge Building, Meridian Plaza, Road Town, Tortola, VG1110, British Virgin Islands.

(9)	The number of Class A Ordinary Shares beneficially owned represents 2,880,000 Class A Ordinary Shares held by Sky Top Capital International Limited, a British Virgin Islands company, which is 100% owned by Qiang Lin. The registered address of Sky Top Capital International Limited is 4th Floor, Water’s Edge Building, Meridian Plaza, Road Town, Tortola, VG1110, British Virgin Islands.

As of the date of this annual report, approximately 30.44% of our issued and outstanding Class A Ordinary Shares are held in the United States by one record holder (CEDE & CO), representing 2.69% of the aggregated voting power.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

The VIE Agreements

See “Item 3. Key Information—Our VIE Agreements.”

Material Transactions with Related Parties

The relationship and the nature of related party transactions are summarized as follow:

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021:

Name of related parties	Relationship with the Company
Fujian Bafang Shengfeng Logistics Co., Ltd (“Fujian Bafang”)	An equity investee of the Company
Fuzhou Tianyu Shengfeng Industrial Co., Ltd (“Fuzhou Tianyu”)	A company controlled by Yongxu Liu, CEO and Chairman of the Company
Fuzhou Tianyu Shengfeng Property Management Co., Ltd (“Fuzhou Tianyu Management”)	A company under the control of a shareholder
Fuzhou Tianyu Yuanmei Catering Co., Ltd (“Fuzhou Tianyu Catering”)	A company under the control of a shareholder
Beijing Union Logistics Co., Ltd (“Beijing Banglian”) (1)	A company under the control of a shareholder
Fujian Desheng Logistics Co., Ltd (“Fujian Desheng”)	A company under the control of a shareholder
Dongguan Suxing New Material Co., Ltd (“Suxing”) (2)	A company under the control of a non-controlling shareholder
Hainan Tianyi Logistics Distribution Co., Ltd (“Hainan Tianyi”) (3)	An equity investee of the Company
Yongteng Liu	CEO’s brother
Fuzhou Puhui Technology Co., Ltd	A non-controlling shareholder of Ningde Shengfeng Logistics Co. Ltd.

(1)	In January 2022, the Company’s shareholder sold the equity interest in Beijing Banglian.

(2)	On July 14, 2021, Shengfeng Logistics entered into a share transfer agreement with Dongguan Suxing New Material Co., Ltd (“Dongguan Suxing”), a related party, to transfer its 51% equity interest in Fuzhou Shengfeng New Material Technology Co., Ltd. (“New Material Technology”) to Dongguan Suxing. After the transaction, Suxing became a non-related party to the Company.

(3)	On September 15, 2021, the Company signed a share purchase agreement with a third party. According to such agreement, the Company sold its 5% equity interests in Hainan Tianyi to such third party. After the transaction, Hainan Tianyi became a non-related party to the Company.

i)	Significant transactions with related parties were as follows:

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Transportation services to Fujian Bafang	$-	$18	$-
Transportation services to Fujian Desheng	37	-	349
Total	$37	$18	$349

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Transportation services from Beijing Banglian	$-	$-	$2,265
Transportation services from Hainan Tianyi	$-	$-	$1,207
Transportation services from Fujian Bafang	$1,108	$1,196	$157
Purchase raw materials from Suxing	$-	$-	$577
Lease services from Fuzhou Tianyu	$228	$305	$358
Lease services from Fuzhou Tianyu Management	$17	$35	$-
Catering services from Tianyu Catering	$2	$-	$-

ii)	Guarantees

The Company’s shareholder, CEO and Chairman, Yongxu Liu, his brother, Yongteng Liu, and Fuzhou Puhui Technology Co., Ltd, were the guarantors of the Company’s short-term bank loans.

iii)	Significant balances with related parties were as follows:

	As of December 31, 2023	As of December 31, 2022
Due from related parties
Fuzhou Tianyu	$41	$42
Fujian Desheng	40	-
Total	$81	$42

	As of December 31, 2023	As of December 31, 2022
Due to related parties
Fujian Bafang (a)	$1,622	$1,694
Fuzhou Tianyu	48	84
Fuzhou Tianyu Management	34	36
Yongteng Liu	-	600
Total	$1,704	$2,414

(a)	On December 10, 2007, the Company entered into an interest-free loan agreement with Fujian Bafang for a principal amount of approximately $1.4 million (RMB 9.6 million). Such loan is due on demand.

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

Currently, as resident enterprises in the PRC, Tianyu as well as Shengfeng Logistics and its subsidiaries in PRC are subject to the enterprise income tax at the rate of 25%, except that once an enterprise meets certain requirements and is identified as a small-scale minimal profit enterprise, For qualified small and thin-profit enterprises, the annual taxable income up to RMB3 million is subject to an effective EIT rate of 5% from January 1, 2023 to December 31, 2027. The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. If the PRC tax authorities determine that Shengfeng Cayman is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our Class A Ordinary Shares or Class B Ordinary Shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises.

Hong Kong Taxation

Entities incorporated in Hong Kong are subject to two-tier profit tax rates. The profits tax rate for the first HKD 2 million of assessable profits of a corporation will be subject to the lowered tax rate of 8.25%, while the remaining assessable profits will be subject to the legacy tax rate of 16.5%.

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

Taxation of Dividends and Other Distributions on our Class A Ordinary Shares

Subject to the PFIC (defined below) rules discussed below, the gross amount of distributions made by us to you with respect to the Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. During the fiscal year ended December 31, 2023, we did not declare any dividends.

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

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We did not calculate our earnings and profits under U.S. federal income tax principles and did not declare or pay any dividends for the fiscal year ended December 31, 2023. Therefore, a U.S. Holder should expect that a distribution, if any will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

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

Based on our operations and the composition of our assets, we have determined that we are not a PFIC under the current PFIC rules for the fiscal year ended December 31, 2023. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raised in our offering, together with any other assets held for the production of passive income, it is possible that, for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make the determination following the end of any particular tax year. Although the law in this regard is unclear, we are treating the VIE as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to the economic benefits associated with the VIE, and as a result, we are treating the VIE as our wholly owned subsidiary for U.S. federal income tax purposes. If we are not treated as owning the VIE for United States federal income tax purposes, we would likely be treated as a PFIC. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Class A Ordinary Shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the Class A Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Class A Ordinary Shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold Class A Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Class A Ordinary Shares.

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

I. Subsidiary Information

For a listing of our subsidiaries and the VIEs, see “Item 3. Key Information—Our Corporate Structure—Corporate Structure.”

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. As of December 31, 2023 and 2022, approximately $29.3 million and $23.4 million were deposited with financial institutions located in the PRC, respectively, where there is a RMB 500,000 deposit insurance limit for a legal entity’s aggregated balance at each bank. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

For the year ended December 31, 2023, Fujian Jinwang Yuntong Logistics Technology Co., Ltd. contributed approximately 32.7% of total cost of revenue of the Company. For the year ended December 31, 2022, Fujian Jinwang Yuntong Logistics Technology Co., Ltd. contributed approximately 23.5% of total cost of revenue of the Company. For the year ended December 31, 2021, Anhui Luge Transportation Co., Ltd. contributed approximately 27.8% of total cost of revenue of the Company.

As of December 31, 2023 and 2022, no customers accounted more than 10% of the account receivables.

As of December 31, 2023, Fujian Jinwang Yuntong Logistics Technology Co., Ltd. contributed approximately 13.7% of total account payable balances. As of December 31, 2022, Fujian Jinwang Yuntong Logistics Technology Co., Ltd. contributed approximately 13.4% of total account payable balances.

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

In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The RMB depreciated by 1.70% in the year ended December 31, 2023. The depreciation of the Renminbi against the U.S. dollar was approximately 9.24% in fiscal year 2022. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

As of December 31, 2023, we had RMB-denominated cash and restricted cash of approximately $28.7 million. A 10% depreciation of RMB against U.S. dollar based on the foreign exchange rate on December 31, 2023 would result in a decrease of approximately $2.9 million in cash and restricted cash. A 10% appreciation of RMB against U.S. dollar based on the foreign exchange rate on December 31, 2023 would result in an increase of approximately $2.9 million in cash and restricted cash. As of December 31, 2022, we had RMB-denominated cash and restricted cash of approximately $23.3 million. A 10% depreciation of RMB against U.S. dollar based on the foreign exchange rate on December 31, 2022 would result in a decrease of approximately $2.3 million in cash and restricted cash. A 10% appreciation of RMB against U.S. dollar based on the foreign exchange rate on December 31, 2022 would result in an increase of approximately $2.3 million in cash and restricted cash.

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

We incurred approximately $1.1 million in expenses in connection with our initial public offering, which included approximately $672,000 in underwriting discounts, approximately $209,600 in expenses paid to or for underwriters, and approximately $0.2 million in other expenses. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

The net proceeds raised from the initial public offering were approximately $8.5 million after deducting underwriting discounts and the offering expenses payable by us.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2023.

Based on that evaluation, our management has concluded that, due to the material weakness described below, as of December 31, 2023, our disclosure controls and procedures were not effective. Notwithstanding management’s assessment that our internal control over financial reporting was ineffective as of December 31, 2023 due to the material weakness described below, we believe that the consolidated financial statements included in this annual report on Form 20-F correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Annual Report on Internal Control over Financial Reporting

As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our Company’s internal control over financial reporting as of December 31, 2023 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was not effective as of December 31, 2023.  In the course of auditing our consolidated financial statements as of December 31, 2023, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

As of December 31, 2023, we identified the material weaknesses related to (i) lack of sufficient in-house personnel in our accounting department with sufficient knowledge of the U.S. GAAP and SEC reporting rules and (ii) lack of proper controls designed and implemented in IT environment and IT general control activities, which mainly associated with areas of change management, access / logical Security, IT operations and cyber security.

Our management is currently in the process of evaluating the steps necessary to remediate the ineffectiveness, such as (i)hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting functions and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; and (iii) strengthening the supervision and controls on the IT functions, including the enhancement of logical security and job management.

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

	For the Years Ended December 31,
	2023	2022	2021
Audit fees (1)	$365,000	$315,000	$380,000
Audit-Related fees	80,000	50,000	46,000
Total	$445,000	$365,000	$426,000

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements in connection with our initial public offering in 2023.

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

Nasdaq Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on Nasdaq prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s ordinary share or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, Nasdaq Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The Cayman Islands do not require shareholder approval prior to any of the foregoing types of issuances. We, therefore, are not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. We intend to comply with the requirements of Nasdaq listing rules in determining whether shareholder approval is required on such matters. We may, however, consider following home country practice in lieu of the requirements under Nasdaq listing rules with respect to certain corporate governance standards which may afford less protection to investors.

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

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

Our board of directors has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us.

Our board of directors has also adopted a compensation recovery policy required by the Nasdaq Listing Rule 5608, the form of which is attached as Exhibit 97.1 to this annual report.

Item 16K. CYBERSECURITY

Pursuant to the applicable SEC transition guidance, the disclosure required by Item 16K will be applicable to the Company from the fiscal year ended December 31, 2024.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Shengfeng Cayman, and its operating entities are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum of Association (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (File No. 333-267367) initially filed with the Securities and Exchange Commission September 9, 2022)
2.1	Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (File No. 333-267367) initially filed with the Securities and Exchange Commission on September 9, 2022)
2.2	Form of Underwriter’s Warrants (incorporated by reference to Exhibit 1.1 of our Registration Statement on Form F-1 (File No. 333-267367) initially filed with the Securities and Exchange Commission on September 9, 2022)
2.3	Description of Securities (incorporated by reference to Exhibit 2.3 of our Annual Report on Form 20-F for the year ended December 31, 2022 initially filed with the Securities and Exchange Commission on May 1, 2023)
4.1	Form of Employment Agreement by and between executive officers and the Registrant (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-267367) initially filed with the Securities and Exchange Commission on September 9, 2022)
4.2	English Translation of the Technical Consultation and Service Agreement between Tianyu and Shengfeng Logistics dated January 7, 2021 (File No. 333-267367) initially filed with the Securities and Exchange Commission on September 9, 2022)
4.3	English Translation of the form of Powers of Attorney granted by shareholders of Shengfeng Logistics, as currently in effect, and a schedule of all executed Powers of Attorney adopting the same form (File No. 333-267367) initially filed with the Securities and Exchange Commission on September 9, 2022)
4.4	English Translation of the form of Equity Pledge Agreement by and among Tianyu, Shengfeng Logistics, and shareholders of Shengfeng Logistics dated January 7, 2021, as currently in effect, and a schedule of all executed Equity Pledge Agreement adopting the same form (File No. 333-267367) initially filed with the Securities and Exchange Commission on September 9, 2022)
4.5	English Translation of the form of Call Option Agreement by and among Tianyu, Shengfeng Logistics, and shareholders of Shengfeng Logistics dated January 7, 2021, as currently in effect, and a schedule of all executed Call Option Agreement adopting the same form (File No. 333-267367) initially filed with the Securities and Exchange Commission on September 9, 2022)
4.6	English Translation of the form of Spousal Consent granted by the spouse of each individual shareholder of Shengfeng Logistics, as currently in effect, and a schedule of all executed Spousal Consents adopting the same form (File No. 333-267367) initially filed with the Securities and Exchange Commission on September 9, 2022)
4.7	English Translation of the form of Voting Rights Proxy Agreement by and among Tianyu, Shengfeng Logistics, and shareholders of Shengfeng Logistics dated January 7, 2021, as currently in effect, and a schedule of all executed Voting Rights Proxy Agreement adopting the same form (File No. 333-267367) initially filed with the Securities and Exchange Commission on September 9, 2022)
4.8	English Translation of the form of Freight Transportation Agreement between the Registrant and its Clients (File No. 333-267367) initially filed with the Securities and Exchange Commission on September 9, 2022)
4.9	English Translation of the form of Warehouse Service Contract between the Registrant and its Cloud Storage Service Clients (File No. 333-267367) initially filed with the Securities and Exchange Commission on September 9, 2022)
4.10	English Translation of the form of Freight Transportation Contract between the Registrant and its Transportation Providers (File No. 333-267367) initially filed with the Securities and Exchange Commission on September 9, 2022)

4.11	English Translation of the form of House (Warehouse) / Site Lease Contract (File No. 333-267367) initially filed with the Securities and Exchange Commission on September 9, 2022)
4.12	English Translation of the Road Freight Transportation Cooperation Agreement by and between Shengfeng Logistics and Hubei Luge Logistics Co., Ltd. dated June 30, 2019 (File No. 333-267367) initially filed with the Securities and Exchange Commission on September 9, 2022)
4.13*	English Translation of Supplementary Agreement to the Road Freight Transportation Platform Cooperation Agreement by and between Shengfeng Logistics and Hefei Weitian Yuntong Information Technology Co., Ltd. dated December 13, 2023
4.14	English Translation of the Short-term Loan Facility Agreement by and between Shengfeng Logistics and Bank of China Fuzhou Jin’an Branch dated June 28, 2021 (File No. 333-273704) initially filed with the Securities and Exchange Commission on August 4, 2023)
4.15	English Translation of the Working Capital Loan Agreement by and between Shengfeng Logistics and Bank of China Fuzhou Jin’an Branch dated March 21, 2023 (File No. 333-273704) initially filed with the Securities and Exchange Commission on August 4, 2023)
4.16*	English Translation of the Working Capital Loan Agreement by and between Shengfeng Logistics and Bank of China Fuzhou Jin’an Branch dated April 24, 2023
4.17*	English Translation of the Working Capital Loan Agreement by and between Shengfeng Logistics and Bank of China Fuzhou Jin’an Branch dated June 5, 2023
4.18	English Translation of the Maximum Mortgage Agreement by and between Suzhou Shengfeng Logistics Co., Ltd. and Bank of China Fuzhou Jin’an Branch dated July 5, 2021(File No. 333-273704) initially filed with the Securities and Exchange Commission on August 4, 2023)
4.19	English Translation of the Maximum Guarantee Agreement by and between Yongxu Liu and Bank of China Fuzhou Jin’an Branch dated March 15, 2023 (File No. 333-273704) initially filed with the Securities and Exchange Commission on August 4, 2023)
4.20	English Translation of the Short-term Loan Facility Agreement by and between Shengfeng Logistics and Bank of China Fuzhou Jin’an Branch dated March 15, 2023 (File No. 333-273704) initially filed with the Securities and Exchange Commission on August 4, 2023)
4.21*	English Translation of the Working Capital Loan Agreement by and between Shengfeng Logistics and Bank of China Fuzhou Jin’an Branch dated June 20, 2023
4.22	English Translation of the Working Capital Loan Agreement by and between Shengfeng Logistics and Bank of China Fuzhou Jin’an Branch dated June 15, 2022 (File No. 333-273704) initially filed with the Securities and Exchange Commission on August 4, 2023)
4.23	English Translation of Supplementary Contract to the Working Capital Loan Agreement by and between Shengfeng Logistics and Bank of China Fuzhou Jin’an Branch dated October 21, 2022 (File No. 333-273704) initially filed with the Securities and Exchange Commission on August 4, 2023)
4.24	English Translation of the Maximum Mortgage Agreement by and between Suzhou Shengfeng Logistics Co., Ltd. and Bank of China Fuzhou Jin’an Branch dated March 15, 2023 (File No. 333-273704) initially filed with the Securities and Exchange Commission on August 4, 2023)

4.25	English Translation of the Maximum Guarantee Agreement by and between Yongxu Liu and Bank of China Fuzhou Jin’an Branch dated July 3, 2021 (File No. 333-273704) initially filed with the Securities and Exchange Commission on August 4, 2023)
4.26	English Translation of the Lease Contract of Shengfeng Building by and between Shengfeng Logistics and Fuzhou Tianyu Shengfeng Industrial Co., Ltd. dated October 31, 2022 (File No. 333-273704) initially filed with the Securities and Exchange Commission on August 4, 2023)
4.27	English Translation of the Short-term Loan Facility Agreement by and between Shengfeng Logistics and Bank of China Fuzhou Jin’an Branch dated June 28, 2021 (File No. 333-267367) initially filed with the Securities and Exchange Commission on September 9, 2022)
4.28	English Translation of Supplementary Contract to the Working Capital Loan Agreement by and between Shengfeng Logistics and Bank of China Fuzhou Jin’an Branch dated October 21, 2022 (File No. 333-273704) initially filed with the Securities and Exchange Commission on August 4, 2023)
4.29	English Translation of Supplementary Contract to the Working Capital Loan Agreement by and between Shengfeng Logistics and Bank of China Fuzhou Jin’an Branch dated October 21, 2022 (File No. 333-273704) initially filed with the Securities and Exchange Commission on August 4, 2023)
4.30	English Translation of the Maximum Mortgage Agreement by and between Suzhou Shengfeng Logistics Co., Ltd. and Bank of China Fuzhou Jin’an Branch dated July 5, 2021 (File No. 333-267367) initially filed with the Securities and Exchange Commission on September 9, 2022)
4.31	English Translation of the Maximum Guarantee Agreement by and between Yongxu Liu and Bank of China Fuzhou Jin’an Branch dated July 3, 2021 (File No. 333-267367) initially filed with the Securities and Exchange Commission on September 9, 2022)
8.1*	List of subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (File No. 333-267367) initially filed with the Securities and Exchange Commission on September 9, 2022)
11.2*	Insider Trading Policy of the Registrant
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1*	Compensation Recovery Policy of the Registrant
101*	The following financial statements from the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income (Loss), (iii) Consolidated Statements of Changes in Shareholders’ Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Shengfeng Development Limited

	By:	/s/ Yongxu Liu
Yongxu Liu
Chief Executive Officer, President, Director, and Chairman
(Principal Executive Officer)

Date: March 29, 2024

SHENGFENG DEVELOPMENT LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Shengfeng Development Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Shengfeng Development Limited (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of income and comprehensive income (loss), changes in equity and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

March 31, 2024

NEW YORK OFFICE • 7 Penn Plaza • Suite 830 • New York, New York • 10001

Phone 646.442.4845 • Fax 646.349.5200 • www.marcumasia.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Shengfeng Development Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of income and comprehensive income, changes in equity and cash flows of Shengfeng Development Limited (the “Company”) for the year ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Friedman LLP

We have served as the Company’s auditor since 2020 through 2022

New York, New York

July 25, 2022, except for Notes 1, 11, 17 and 18 to the consolidated financial statement included in the Registration Statement on Form F-1 effective on March 30, 2023 (“Form F-1”) which are dated September 9, 2022 and Notes 5 and 6 to Form F-1 which are dated October 31, 2022.

SHENGFENG DEVELOPMENT LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

	December 31,	December 31,
	2023	2022
Assets

Current Assets:
Cash and cash equivalents	$26,725	$21,285
Restricted cash	2,568	2,083
Notes receivable	7,496	4,885
Accounts receivable, net	97,698	89,110
Prepayments and other current assets, net	14,537	18,292
Due from related parties	81	42
Total Current Assets	149,105	135,697

Property and equipment, net	41,069	40,265
Intangible assets, net	12,160	6,711
Operating lease right-of-use assets, net	18,020	27,880
Long-term investments	1,913	2,040
Deposit for investment	8,471	14,358
Deferred tax assets	6,247	3,587
Deferred issuance costs	-	81
Other non-current assets	28,853	14,640
Total Assets	$265,838	$245,259

Liabilities and Equity

Current Liabilities
Notes payable	$8,471	$2,046
Accounts payable	60,584	57,048
Short-term bank loans	36,130	47,655
Due to related parties	1,704	2,414
Salary and welfare payables	4,636	3,241
Accrued expenses and other current liabilities	16,258	6,551
Operating lease liabilities, current	6,315	9,634
Tax payables	2,278	2,207
Total Current Liabilities	136,376	130,796

Operating lease liabilities, non-current	10,899	17,507
Deferred tax liabilities	4,254	-
Other non-current liabilities	1,996	1,870
Total Liabilities	153,525	150,173

Commitments and Contingencies

Equity
Class A Ordinary share, $0.0001 par value, 400,000,000 shares authorized; 40,617,513 and 38,120,000 shares issued and outstanding as of December 31, 2023 and 2022, respectively.*	4	4
Class B Ordinary share, $0.0001 par value, 100,000,000 shares authorized; 41,880,000 shares issued and outstanding as of December 31, 2023 and 2022.*	4	4
Additional paid-in capital	83,762	75,575
Statutory reserves	4,854	3,974
Retained earnings	26,689	17,275
Accumulated other comprehensive loss	(7,366)	(5,609)
Total Shengfeng Development Limited’s Shareholders’ Equity	107,947	91,223

Non-controlling Interests	4,366	3,863
Total Equity	112,313	95,086
Total Liabilities and Equity	$265,838	$245,259

*	Shares and per share data are presented on a retroactive basis to reflect the reorganization.

The accompanying notes are an integral part of these consolidated financial statements.

SHENGFENG DEVELOPMENT LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

	Years ended December 31,
	2023	2022	2021

Revenues
Transportation	$383,211	$346,039	$327,848
Warehouse storage management service	18,160	20,322	16,885
Others	2,750	3,964	1,966
Total revenues	404,121	370,325	346,699

Cost of revenues	(357,615)	(328,793)	(305,354)
Gross profit	46,506	41,532	41,345

Operating expenses
Selling and marketing	(6,688)	(7,427)	(7,720)
General and administrative	(25,912)	(24,259)	(25,038)
Total operating expenses	(32,600)	(31,686)	(32,758)
Income from operations	13,906	9,846	8,587

Other income (expense)
Interest income	126	1,274	1,330
Interest expense	(1,775)	(2,227)	(2,315)
Other income, net	371	532	559
Income before income taxes	12,628	9,425	8,161

Provision for income taxes	(2,320)	(1,599)	(1,517)
Net income	10,308	7,826	6,644

Less: Income (loss) attributable to non-controlling interests	14	39	(254)
Net income attributable to Shengfeng Development Limited’s shareholders	$10,294	$7,787	$6,898

Comprehensive income (loss)
Net income	10,308	7,826	6,644
Foreign currency translation adjustment	(1,824)	(8,384)	2,085
Total comprehensive income (loss)	8,484	(558)	8,729

Less: comprehensive loss attributable to non-controlling interests	(53)	(188)	(241)
Total comprehensive income (loss) attributable to Shengfeng Development Limited	$8,537	$(370)	$8,970

Weighted average shares outstanding used in calculating basic and diluted earnings per share:
Class A and Class B ordinary shares - Basic and diluted*	81,806,660	80,000,000	80,000,000

Earnings per share
Class A and Class B ordinary shares - Basic and diluted*	$0.13	$0.10	$0.09

*	Shares and per share data are presented on a retroactive basis to reflect the reorganization.

The accompanying notes are an integral part of these consolidated financial statements.

SHENGFENG DEVELOPMENT LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

	Class A Ordinary Shares ($0.0001 par value)		Class B Ordinary Shares ($0.0001 par value)		Additional paid-in	Statutory	Accumulated Retained	Accumulated other comprehensive income	Non- controlling	Total
	Shares*	Amount	Shares*	Amount	capital	reserves	earnings	(loss)	interests	equity
Balance as of December 31, 2020	38,120,000	$4	41,880,000	$4	$75,575	$3,155	$3,409	$476	$1,756	$84,379
Disposal of equity investment	-	-	-	-	-	-	-	-	(628)	(628)
Capital contribution from non-controlling shareholders	-	-	-	-	-	-	-	-	3,418	3,418
Net income	-	-	-	-	-	-	6,898	-	(254)	6,644
Statutory reserves	-	-	-	-	-	275	(275)	-	-	-
Foreign currency translation	-	-	-	-	-		-	2,072	13	2,085
Balance as of December 31, 2021	38,120,000	$4	41,880,000	$4	$75,575	$3,430	$10,032	$2,548	$4,305	$95,898
Net income	-	-	-	-	-	-	7,787	-	39	7,826
Currency translation adjustments	-	-	-	-	-	-	-	(8,157)	(227)	(8,384)
Dividend to non-controlling shareholders	-	-	-	-	-	-	-	-	(254)	(254)
Appropriations to statutory reserves	-	-	-	-	-	544	(544)	-	-	-
Balance as of December 31, 2022	38,120,000	$4	41,880,000	$4	$75,575	$3,974	$17,275	$(5,609)	$3,863	$95,086
Net income	-	-	-	-	-	-	10,294	-	14	10,308
Currency translation adjustments	-	-	-	-	-	-	-	(1,757)	(67)	(1,824)
Capital contribution from non-controlling shareholders	-	-	-	-	-	-	-	-	556	556
Appropriations to statutory reserves	-	-	-	-	-	880	(880)	-	-	-
Net proceeds from initial public offering-shares	2,400,000	-	-	-	7,819	-	-	-	-	7,819
Net proceeds from initial public offering - warrants	-	-	-	-	368	-	-	-	-	368
Shares issued for warrants exercised	97,513	-	-	-	-	-	-	-	-	-
Balance as of December 31, 2023	40,617,513	$4	41,880,000	$4	$83,762	$4,854	$26,689	$(7,366)	$4,366	$112,313

*	Shares and per share data are presented on a retroactive basis to reflect the reorganization.

The accompanying notes are an integral part of these consolidated financial statements.

SHENGFENG DEVELOPMENT LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

	Years Ended December 31,
	2023	2022	2021

Cash flows from operating activities:
Net income	$10,308	$7,826	$6,644
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	6,446	6,955	5,925
Amortization of right-of-use assets and interest of lease liabilities	9,337	10,813	9,548
Amortization of intangible assets	591	526	542
Provision for credit losses	566	1,184	447
Income from equity method investment	(19)	(82)	(70)
(Gain) loss on disposal of property and equipment	(283)	89	145
Loss from disposal of subsidiaries	90	-	247
Deferred income taxes	1,524	1,238	1,482
Changes in operating assets and liabilities:
Notes receivable	(682)	(1,043)	9,375
Accounts receivable	(10,734)	(16,978)	(3,154)
Inventories	-	-	777
Prepayments and other current assets	3,450	(1,992)	(2,256)
Due from related parties	(40)	-	-
Other non-current assets	(3,670)	-	-
Notes payables	(2,022)	2,119	(2,364)
Accounts payable	4,509	7,897	2,467
Due to related parties	(80)	-	-
Salary and welfare payable	1,457	(965)	419
Accrued expenses and other current liabilities	177	551	110
Operating lease liabilities	(9,417)	(11,294)	(9,437)
Tax payables	105	(453)	(458)
Other non-current liabilities	500	539	4
Net cash provided by operating activities	12,113	6,930	20,393

Cash flows from investing activities:
Investment deposit refund	5,676	-	-
Purchase of intangible assets	(17,932)	(340)	(6,899)
Purchase of property and equipment	(10,780)	(6,908)	(22,579)
Proceeds from disposal of property and equipment	1,212	533	1,328
Proceeds from disposal of subsidiaries	51	-	480
Consideration deposit received from a third party	2,838	-	-
Dividend received from investment	114	-	-
Net cash used in investing activities	(18,821)	(6,715)	(27,670)

Cash flows from financing activities:
Proceeds from initial public offering	8,547	-	-
Proceeds from short-term bank loans	46,391	61,269	62,645
Repayments of short-term bank loans	(48,661)	(55,485)	(67,568)
Due from related parties	-	-	30
Due to related parties	(600)	600	(652)
Capital contribution from non-controlling shareholders	556	-	3,418
Dividend to non-controlling shareholders	-	(254)	-
Payment of deferred issuance costs	(279)	(81)	-
Advance from a third-party	7,237	-	-
Net cash provided by (used in) financing activities	13,191	6,049	(2,127)

Effects of exchange rate changes on cash, cash equivalents and restricted cash	(558)	(1,814)	538

Net increase (decrease) in cash, cash equivalents and restricted cash	5,925	4,450	(8,866)

Cash, cash equivalents and restricted cash, beginning of year	23,368	18,918	27,784

Cash, cash equivalents and restricted cash, end of year	$29,293	$23,368	$18,918

Supplemental cash flow information:
Cash paid for income tax	$634	$187	$247
Cash paid for interest	$1,775	$2,227	$2,160

Non-cash transaction in investing and financing activities:
Liabilities incurred (settled) for purchase of property and equipment	$(387)	$(1,214)	$2,599
Operating lease right-of-use assets (extinguished) obtained in exchange for operating lease liabilities	$(1,347)	$9,674	$12,247
Reclassification of deferred issuance costs	$81	$-	$-

Reconciliation to amount on consolidated balance sheets:
Cash and cash equivalents	$26,725	$21,285	$18,643
Restricted cash	2,568	2,083	275
Total cash, cash equivalents and restricted cash	$29,293	$23,368	$18,918

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

The Company, through its variable interest entity (“VIE”), Shengfeng Logistics Group Co., Ltd. (“Shengfeng VIE” or “VIE”), and its subsidiaries, operates as a transportation and warehouse storage management services provider in the PRC. Shengfeng VIE was incorporated on December 7, 2001 under the laws of the PRC. Paid-in capital of Shengfeng VIE was approximately $27.17 million (approximately RMB189.6 million) as of December 31, 2023.

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

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities, including its WFOE and VIE:

No.	Name of subsidiaries	Place of incorporation	Date of incorporation or acquisition	Percentage of direct or indirect	Principal activities

1	Shengfeng Holding Limited (“Shengfeng HK”)	Hong Kong	August 18, 2020	100%	Investment holding of Tianyu
2	Tianyu Shengfeng Logistics Group Co., Ltd. (“Tianyu”, formerly known as “Fujian Tianyu Shengfeng Logistics Co., Ltd “)	Fujian, the PRC	December 16, 2020	100%	Investment holding of Shengfeng VIE
	VIE and VIE’s subsidiaries:
3	Shengfeng Logistics Group Co., Ltd. (“Shengfeng VIE” or “Shengfeng Logistics”)	Fujian, the PRC	December 7, 2001	100%	Transportation and warehouse storage management service
4	Fuqing Shengfeng Logistics Co., Ltd.	Fujian, the PRC	April 15, 2011	100%	Transportation and warehouse storage management service
5	Xiamen Shengfeng Logistics Co., Ltd.	Fujian, the PRC	December 22, 2011	100%	Transportation and warehouse storage management service
6	Guangdong Shengfeng Logistics Co., Ltd.	Guangdong, the PRC	December 30, 2011	100%	Transportation and warehouse storage management service
7	Hainan Shengfeng Supply Chain Management Co., Ltd.	Hainan, the PRC	August 18, 2020	100%	Transportation and warehouse storage management service
8	Beijing Tianyushengfeng E-commerce Technology Co., Ltd.	Beijing, the PRC	January 9, 2004	100%	Transportation and warehouse storage management service
9	Beijing Shengfeng Supply Chain Management Co., Ltd.	Beijing, the PRC	April 13, 2016	100%	Transportation and warehouse storage management service
10	Shengfeng Logistics (Guizhou) Co., Ltd.	Guizhou, the PRC	August 15, 2017	100%	Transportation and warehouse storage management service
11	Shengfeng Logistics (Tianjin) Co., Ltd.	Tianjin, the PRC	March 8, 2016	100%	Transportation and warehouse storage management service
12	Shengfeng Logistics (Shandong) Co., Ltd.	Shandong, the PRC	March 15, 2016	100%	Transportation and warehouse storage management service
13	Shengfeng Logistics Hebei Co., Ltd.	Hebei, the PRC	February 17, 2016	100%	Transportation and warehouse storage management service
14	Shengfeng Logistics (Henan) Co., Ltd.	Henan, the PRC	March 28, 2016	100%	Transportation and warehouse storage management service
15	Shengfeng Logistics (Liaoning) Co., Ltd.	Liaoning, the PRC	March 2, 2016	100%	Transportation and warehouse storage management service
16	Shengfeng Logistics (Yunnan) Co., Ltd.	Yunnan, the PRC	January 25, 2016	100%	Transportation and warehouse storage management service
17	Shengfeng Logistics (Guangxi) Co., Ltd.	Guangxi, the PRC	February 1, 2016	100%	Transportation and warehouse storage management service
18	Hubei Shengfeng Logistics Co., Ltd.	Hubei, the PRC	December 15, 2010	100%	Transportation and warehouse storage management service
19	Shengfeng Logistics Group (Shanghai) Supply Chain Management Co., Ltd.	Shanghai, the PRC	August 26, 2015	100%	Transportation and warehouse storage management service
20	Shanghai Shengxu Logistics Co., Ltd.	Shanghai, the PRC	June 4, 2003	100%	Transportation and warehouse storage management service
21	Hangzhou Shengfeng Logistics Co., Ltd.	Zhejiang, the PRC	June 10, 2010	100%	Transportation and warehouse storage management service
22	Nanjing Shengfeng Logistics Co., Ltd.	Jiangsu, the PRC	August 30, 2011	100%	Transportation and warehouse storage management service
23	Suzhou Shengfeng Logistics Co., Ltd.	Jiangsu, the PRC	January 14, 2005	90%	Transportation and warehouse storage management service
24	Suzhou Shengfeng Supply Chain Management Co., Ltd.	Jiangsu, the PRC	August 9, 2019	100%	Transportation and warehouse storage management service
25	Shengfeng Supply Chain Management Co., Ltd.	Fujian, the PRC	June 19, 2014	100%	Transportation and warehouse storage management service
26	Fuzhou Shengfeng Transportation Co., Ltd.	Fujian, the PRC	April 18, 2019	100%	Transportation and warehouse storage management service
27	Sichuan Shengfeng Logistics Co., Ltd.	Sichuan, the PRC	June 27, 2019	100%	Transportation and warehouse storage management service

No.	Name of subsidiaries	Place of incorporation	Date of incorporation or acquisition	Percentage of direct or indirect	Principal activities
28	Fujian Shengfeng Logistics Co., Ltd.	Fujian, the PRC	April 2, 2020	100%	Transportation and warehouse storage management service
29	Fujian Dafengche Information Technology Co. Ltd.	Fujian, the PRC	August 26, 2020	100%	Software engineering
30	Ningde Shengfeng Logistics Co. Ltd.(a)	Fujian, the PRC	November 12, 2018	51%	Transportation and warehouse storage management service
31	Fujian Fengche Logistics Co., Ltd. (b)	Fujian, the PRC	October 28, 2020	0%	Transportation service
32	Shengfeng Logistics (Zhejiang) Co., Ltd.	Zhejiang, the PRC	February 1, 2021	100%	Transportation and warehouse storage management service
33	Chengdu Shengfeng Supply Chain Management Co., Ltd.	Chengdu, the PRC	October 12, 2021	100%	Supply chain management service
34	Shengfeng Logistics Group (Ningde) Supply Chain Management Co., Ltd.	Fujian, the PRC	September 23, 2022	100%	Supply chain management service
35	Anhui Shengfeng Supply Chain Management Co., Ltd.	Anhui, the PRC	November 29, 2023	100%	Transportation and warehouse storage management service
	Significant subsidiaries of Tianyu:
36	Yichun Shengfeng Logistics Co., Ltd. (c)	Jiangxi, the PRC	December 1, 2022	100%	Transportation and warehouse storage management service
37	Fujian Shengfeng Smart Technology Co., Ltd. (“SF Smart”)(d)	Fujian, the PRC	April 20, 2023	100%	Property management service
38	Shenzhen Tianyu Shengfeng Supply Chain Management Co., Ltd. (e)	Shenzhen, the PRC	May 19, 2023	100%	Supply chain management service
39	Fujian Pingtan Tianyu Shengfeng Technology Co., Ltd. (“Pingtan SF”) (f)	Fujian, the PRC	September 27, 2023	100%	Supply chain management service
40	Hubei Tianyu Shengfeng Logistics Co., Ltd	Hubei, the PRC	November 14, 2023	100%	Transportation and supply chain management service
41	Wanzai Shengfeng Logistics Co., Ltd	Jiangxi, the PRC	January 4, 2024	100%	Transportation and supply chain management service

(a)	On January 5, 2022, Shengfeng Logistics entered into a share transfer agreement with Fuzhou Puhui Technology Co., Ltd. (“Fuzhou Puhui”), an unrelated third party, to transfer its 49% equity interest in Ningde Shengfeng Logistics Co., Ltd. (“Ningde Shengfeng”) to Fuzhou Puhui. After the transaction, the Company owned a 51% equity interest in Ningde Shengfeng.

(b)	On June 5, 2023, 100% equity interest in Fujian Fengche Logistics Co., Ltd. was transferred to third parties.

(c)	On May 29, 2023, Yichun Shengfeng Logistics Co., Ltd. became a wholly owned subsidiary of Tianyu.

(d)	On April 20, 2023, SF Smart was set up in Fujian, China, with 55% of the equity interests owned by Tianyu, and 45% of the equity interests owned by Shengfeng Supply Chain Management Co., Ltd. For the year ended December 31, 2023, Tianyu, entered into an equity purchase agreement to sell its 51% equity interest in Pingtan SF and Pingtan SF’s subsidiary (SF Smart) to a third party. The transaction was completed on March 13, 2024.

(e)	On May 19, 2023, Shenzhen Tianyu Shengfeng Supply Chain Management Co., Ltd. was set up in Shenzhen, China. This entity is fully owned by Tianyu and will provide supply chain management service in the future.

(f)	On September 27, 2023, Pingtan SF was set up in Fujian, China, with 51% of the equity interests owned by Tianyu, and 49% of the equity interests owned by Shengfeng Supply Chain Management Co., Ltd. Tianyu further entered into an agreement to sell 51% equity interest of Pingtan SF and Pingtan SF’s subsidiary (SF Smart) to a third party for a consideration of $7.2 million (RMB51.0 million). Tianyu received $2.8 million (RMB20.0 million) as of December 31, 2023 and received the remaining balance subsequently. The transaction was completed on March 13, 2024.

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

Use of Estimate and Assumptions

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods presented. Estimates are adjusted to reflect actual experience when necessary. Significant accounting estimates reflected in the Company’s consolidated financial statements include allowance for credit losses, discount rate used in operating lease right-of-use assets and valuation allowance for deferred tax asset. Actual results could differ from these estimates.

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

The Company’s total assets and liabilities presented in the accompanying consolidated financial statements represent substantially all of the total assets and liabilities of the VIE because the other entities in the consolidation are non-operating holding entities with nominal assets and liabilities. The following financial statement amounts and balances of the VIE were included in the accompanying audited consolidated financial statements for the years ended December 31, 2023, 2022 and 2021, respectively:

	As of December 31,
	2023	2022

Current assets	$146,894	$135,650
Non-current assets	103,055	109,481
Total assets	$249,949	$245,131

Current liabilities	$127,603	$130,196
Non-current liabilities	17,057	19,377
Total liabilities	$144,660	$149,573

Net assets	$105,289	$95,558

	Years Ended December 31,
	2023	2022	2021

Total revenues	$401,825	$370,325	$346,699
Cost of revenues	$(355,662)	$(328,793)	$(305,354)
Income from operations	$14,420	$10,318	$8,587
Net income	$10,828	$8,298	$6,644

Foreign currencies translation and transaction

The reporting currency of the Company is the U.S. dollar. The Company in mainland China conducts its businesses in the local currency, Renminbi (RMB), as its functional currency. Assets and liabilities are translated at the unified exchange rate as quoted by the People’s Bank of China at the end of the period. The statement of income accounts is translated at the average translation rates and the equity accounts are translated at historical rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Translation adjustments included in accumulated other comprehensive loss amounted to $7,366 and $5,609 as of December 31, 2023 and 2022, respectively. The balance sheet amounts, with the exception of shareholders’ equity, at December 31, 2023 and 2022 were translated at RMB7.0827 and RMB6.9646, respectively. The shareholders’ equity accounts were stated at their historical rates. The average translation rates applied to the statements of income accounts for the years ended December 31, 2023, 2022 and 2021 were RMB7.0467, RMB6.7261 and RMB6.4515 to $1.00 respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Cash and cash equivalents

Cash and cash equivalents represent demand deposits placed with banks or other financial institutions, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less and are readily convertible to known amounts of cash. The Company maintains most of its bank accounts in the mainland of China. Cash balances in bank accounts in mainland China are insured by the People’s Bank of China Financial Stability Department (“FSD”) while there is a RMB 500,000 deposit insurance limit for a legal entity’s aggregated balance at each bank. As of December 31, 2023 and 2022, the Company had approximately $26.7 million and $21.3 million, respectively, of cash in banks, most held in the banks located in the mainland of China. Most of cash balance as of December 31, 2023 and 2022 are denominated in RMB.

Restricted cash

Restricted cash represents cash that cannot be withdrawn without the permission of third parties. The Company’s restricted cash is substantially cash balance in designated bank accounts as security for payment processing lawsuit and bank acceptance notes payables. Restriction on the use of such cash and the interest earned thereon is imposed by the banks and remains effective throughout the term of the security period. Upon maturities of the security period, the bank’s deposits are available for general use by the Company.

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

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, restricted cash, accounts receivable, prepayments and other current assets, due from related parties, accounts payable, due to a related party, short-term bank loans, salary and welfare payables, accrued expenses and other current liabilities, current operating lease liabilities and taxes payable, approximates their recorded values due to their short-term maturities. The carrying value of long-term lease liabilities approximated its fair value as of December 31, 2023 and 2022 as the interest rates applied reflect the current market yield for comparable financial instruments.

Notes receivable

Notes receivable represents trade accounts receivable due from various customers where the customers’ banks have guaranteed the payments. The notes are non-interest bearing and normally paid within three to twelve months. The Company has the ability to submit request for payment to the customer’s bank earlier than the scheduled payment date but will incur an interest charge and a processing fee. As of December 31, 2023 and 2022, no notes were pledged for the Company’s notes payable.

Accounts receivable, net

Accounts receivable are recognized in the period when the Company has provided services to its customers and when its right to consideration is unconditional. On January 1, 2023, the Company adopted ASU 2016-13, “Financial Instruments — Credit Losses (Accounting Standards Codification (“ASC” Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”). ASC 326 introduces an approach based on expected losses to estimate the allowance for doubtful accounts, which replaces the previous incurred loss impairment model. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements. The Company’s estimation of allowance for credit losses considers factors such as historical credit loss experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, as well as an assessment of receivables due from specific identifiable counterparties to determine whether these receivables are considered at risk or uncollectible. The Company evaluates its accounts receivable for expected credit losses on a regular basis. The Company maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Company considers factors in assessing the collectability of its receivables, such as the age of the amounts due, the customer’s payment history, credit-worthiness and other specific circumstances related to the accounts. The Company adjusts the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Company also makes specific allowance in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted. The allowance for credit losses was approximately $3.3 million and $3.1 million as of December 31, 2023 and 2022, respectively.

Prepayments and other assets, net

Prepayment and other assets primarily consist of VAT recoverable, advances to vendors for purchasing goods, long-lived assets or services that have not been received or provided, advances to employees, security deposits made to customers and advances to employees. Prepayment and other assets are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability and recoverability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. The allowance is also based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. The allowance for credit losses for prepayments and other assets were approximately $0.4 million and $0.5 million as of December 31, 2023 and 2022, respectively.

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

The Company constructs certain of its property and equipment. In addition to costs under the construction contracts, external costs that are directly related to the construction and acquisition of such property and equipment are capitalized. Depreciation and amortization is recorded at the time assets are ready for their intended use. Such properties are classified to the appropriate categories of property and equipment when completed and ready for intended use. Depreciation and amortization of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

The cost and related accumulated depreciation and amortization of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of income and comprehensive income (loss). Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation and amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

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

Impairment of long-lived assets

The Company evaluates its long-lived assets, including property and equipment and intangibles with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Company evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. The adjusted carrying amount of the assets become new cost basis and are depreciated over the assets’ remaining useful lives. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Given no events or changes in circumstances indicating the carrying amount of long-lived assets may not be recovered through the related future net cash flows, the Company did not recognize any impairment loss on long-lived assets for the years ended December 31, 2023, 2022 and 2021.

Long-term investments

Long-term investments are primarily consisted of equity investments in privately held entities accounted for using equity investments accounted for using the equity method. On January 1, 2019, the Company adopted ASU 2016-01 Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. According to the guidance, the Company started to record equity investments at fair value, with gains and losses recorded through net earnings. And the Company elected to measure certain equity investments without readily determinable fair value at cost, less impairments, plus or minus observable price changes and assess for impairment quarterly.

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

Revenue recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers, effective as of January 1, 2019. Accordingly, the audited consolidated financial statements for the years ended December 31, 2023, 2022 and 2021 are presented under ASC 606. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is the transaction price the Company expects to be entitled to in exchange for the promised services in a contract in the ordinary course of the Company’s activities and is recorded net of value-added tax (“VAT”). To achieve that core principle, the Company applies the following steps:

Step 1: Identify the contract (s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Company generates revenues from providing transportation services and warehouse storage management services. No practical expedients were used when adoption ASC 606. Revenue recognition policies for each type of revenue stream are as follow:

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

Warehouse storage management services

The Company derives revenue from the warehouse storage management service provided to third-party companies, including handling services, security and other services. The promised services in each warehouse storage management service contract are accounted as a single performance obligation, as the promised services in a contract are not distinct and are considered as a significant integrated service. The consideration is predetermined in the contract according to the unit price, space and term as well as the services used with no other obligations such as return, refund or warranties. No variable considerations exist such as discounts, rebates, refunds, credits, price concession, incentive performance bonuses or penalties. Pursuant to the service agreement, the Company provides the clients with warehouse storage management service during the service period. Service fees for which are paid by such customers on a monthly basis. The revenue is recognized on a straight-line basis over the period of the warehouse storage management service term, as customers simultaneously receive and consume the benefits of these services throughout the service period.

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

Contract costs

Contract costs include contract acquisition costs and contract fulfillment costs which are all recorded within prepayments, deposits, and other assets in the consolidated balance sheets.

Contract acquisition costs consist of incremental costs incurred by the Company to originate contracts with customers. Contract acquisition costs, which generally include costs that are only incurred as a result of obtaining a contract, are capitalized when the incremental costs are expected to be recovered over the contract period. All other costs incurred regardless of obtaining a contract are expensed as incurred. Contract acquisition costs are amortized over the period the costs are expected to contribute directly or indirectly to future cash flows, which is generally over the contract term, on a basis consistent with the transfer of goods or services to the customer to which the costs relate. Contract fulfillments costs consist of costs incurred by the Company to fulfill a contract with a customer and are capitalized when the costs generate or enhance resources that will be used in satisfying future performance obligations of the contract and the costs are expected to be recovered. Capitalized contract fulfillment costs generally include contracted services, direct labor, materials, and allocable overhead directly related to resources required to fulfill the contract. Contract fulfillment costs are recognized in cost of revenue during the period that the related costs are expected to contribute directly or indirectly to future cash flows, which is generally over the contract term, on a basis consistent with the transfer of goods or services to the customer to which the costs are related. There were no contract acquisition costs and fulfillment costs as of December 31, 2023 and 2022.

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

Contract liabilities

A contract liability is recognized when a payment is received or a payment is due (whichever is earlier) from a customer before the Company transfers the related services. Contract liabilities are recognized as revenue when the Company performs under the contract. Revenue recognized that was included in contract liabilities at the beginning of the year was approximately $0.8 million, $0.7 million and $2.5 million for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023 and 2022, contract liabilities amounted to approximately $1.0 million and $1.1 million, respectively, were included in “accrued expenses and other current liabilities.”

Disaggregated information of revenues by services:

	Years Ended December 31,
	2023	2022	2021

Revenues:
Transportation	$383,211	$346,039	$327,848
Warehouse storage management service	18,160	20,322	16,885
Others	2,750	3,964	1,966
Total revenues	$404,121	$370,325	$346,699

As of December 31, 2023 and 2022, the Company had outstanding contracts for providing transportation and warehouse management services amounting to approximately $0.9 million and $1.0 million, all of which is expected to be completed within 12 months from December 31, 2023 and 2022, respectively.

The Company’s operations are primarily based in the PRC, where the Company derived a substantial portion of revenues. Disaggregated information of revenues by geographic locations are as follows:

	Years Ended December 31
	2023	2022	2021

Fujian	$267,393	$218,523	$197,647
Beijing	29,110	36,958	36,365
Zhejiang	15,448	15,782	11,466
Guangdong	14,130	17,848	22,447
Hubei	12,403	9,283	5,471
Others	65,637	71,931	73,303
Total	$404,121	$370,325	$346,699

Government Subsidies

The Company’s PRC based subsidiaries received government subsidies from certain local governments. The Company’s government subsidies consisted of specific subsidies and other subsidies. Specific subsidies are subsidies that the local government has provided for a specific purpose, such as truck station subsidies. Other subsidies are the subsidies that the local government has not specified its purpose for and are not tied to future trends or performance of the Company; receipt of such subsidy income is not contingent upon any further actions or performance of the Company and the amounts do not have to be refunded under any circumstances. The Company recorded specific subsidies as accrued expenses and other current liabilities when received. For specific subsidies, they are recognized as other income on a straight-line method within the useful life of relevant assets. Other subsidies are recognized as other income which is included in the consolidated statements of income upon receipt as further performance by the Company is not required. The government subsidies were approximately $0.2 million, $0.8 million and $0.6 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Advertising expenses

Advertising expenditures are expensed as incurred and such expenses were included as part of selling and marketing expenses. For the years ended December 31, 2023, 2022 and 2021, the advertising expenses amounted to approximately $0.1 million, $0.05 million and $0.08 million, respectively.

Employee defined contribution plan

Full-time employees of the Company in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to them. Chinese labor regulations require that the Company make contributions to the government for these benefits based on government prescribed percentage of the employee’s salaries. The Company has no legal obligation for the benefits beyond the contributions. The total amount was expensed as incurred. For the years ended December 31, 2023, 2022 and 2021, employee welfare contribution expenses amounted to approximately $2.5 million, $1.3 million and $2.4 million, respectively.

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

The Company determines whether an arrangement is or contain a lease at inception. A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Company are currently classified as operating leases. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, current, and operating lease liability, non-current in the Company’s consolidated balance sheets. Please refer to Note 13 for the disclosures regarding the Company’s method of adoption of ASC 842 and the impacts of adoption on its financial position, results of operations and cash flows.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2023, 2022 and 2021. All of the tax returns of the Company’s subsidiaries in PRC remain subject to examination by the tax authorities for five years from the date of filing.

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

The rights, including the liquidation and dividend rights, of the holders of the Company’s Class A and Class B Ordinary Shares are identical, except with respect to voting and conversion rights. Each Class A Ordinary Share is entitled to one vote; and each Class B Ordinary Share is entitled to ten votes and is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis. For the years ended December 31, 2023, 2022 and 2021, the net earnings per share amounts are the same for Class A and Class B Ordinary Shares because the holders of each class are entitled to equal per share dividends or distributions in liquidation.

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

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. As of December 31, 2023 and 2022, approximately $29.3 million and $23.4 million were deposited with financial institutions located in the PRC, respectively, where there is a RMB500,000 deposit insurance limit for a legal entity’s aggregated balance at each bank. As a result, the amounts not covered by deposit insurance were approximately $26.4 million and $22.2 million as of December 31, 2023 and 2022, respectively.

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

Shengfeng WFOE and its subsidiaries, Shengfeng VIE and its subsidiaries (collectively “Shengfeng PRC entities”), the functional currency is the RMB, and the Company’s consolidated financial statements are presented in U.S. dollars. The RMB depreciated by 1.70% in the year ended December 31, 2023. The RMB depreciated by 9.24% in the year ended December 31, 2022. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect its financial results reported in the U.S. dollar terms without giving effect to any underlying changes in its business or results of operations. Currently, the Company’s assets, liabilities, revenues and costs are denominated in RMB.

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

Substantially all revenue was derived from customers located in China. There are no customers from whom revenue individually represented greater than 10% of the total revenue of the Company in any of the periods presented.

For the year ended December 31, 2023, Fujian Jinwang Yuntong Logistics Technology Co., Ltd. contributed approximately 32.7% of total cost of revenues of the Company. For the year ended December 31, 2022, Fujian Jinwang Yuntong Logistics Technology Co., Ltd. contributed approximately 23.5% of total cost of revenues of the Company. For the year ended December 31, 2021, Anhui Luge Transportation Co., Ltd. contributed approximately 27.8% of total cost of revenues of the Company.

As of December 31, 2023 and 2022, no customers accounted more than 10% of the account receivables.

As of December 31, 2023, Fujian Jinwang Yuntong Logistics Technology Co., Ltd., contributed approximately 13.7% of total account payable balances. As of December 31, 2022, Fujian Jinwang Yuntong Logistics Technology Co., Ltd., contributed approximately 13.4% of total account payable balances.

d)	VIE risk

Under the Contractual Agreements with the consolidated VIE, the Company has the power to direct activities of the consolidated VIE and VIE’s subsidiaries through the Company’s relevant PRC subsidiaries, and can have assets transferred freely out of the consolidated VIE and VIE’s subsidiaries without restrictions. Therefore, the Company considers that there is no asset of the consolidated VIE that can only be used to settle obligations of the respective consolidated VIE, except for the registered capital of the consolidated VIE amounting to approximately $27.2 million as of December 31, 2023 and 2022. Since the consolidated VIE and VIE’s subsidiaries are incorporated as limited liability companies under the PRC Law, creditors of the consolidated VIE and VIE’s subsidiaries do not have recourse to the general credit of the Company.

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

In October 2021, the FASB issued ASU No. 2021-08, “‘Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for the Company beginning after December 15, 2023 and are applied prospectively to business combinations that occur after the effective date. The Company does not expect the adoption of ASU 2021-04 will have a material effect on the consolidated financial statements.

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2024, and interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. As an emerging growth company, the standard is effective for the Company for the year ended December 31, 2025. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statements.

In March 2023, the FASB issued new accounting guidance, ASU 2023-01, for leasehold improvements associated with common control leases, which is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been made available for issuance. The new guidance introduced two issues: terms and conditions to be considered with leases between related parties under common control and accounting for leasehold improvements. The goals for the new issues are to reduce the cost associated with implementing and applying Topic 842 and to promote diversity in practice by entities within the scope when applying lease accounting requirements.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows—Overall, 250-10 Accounting Changes and Error Corrections— Overall, 260-10 Earnings Per Share— Overall, 270-10 Interim Reporting— Overall, 440-10 Commitments—Overall, 470-10 Debt—Overall, 505-10 Equity—Overall, 815-10 Derivatives and Hedging—Overall, 860-30 Transfers and Servicing—Secured Borrowing and Collateral, 932-235 Extractive Activities— Oil and Gas—Notes to Financial Statements, 946-20 Financial Services— Investment Companies— Investment Company Activities, and 974-10 Real Estate—Real Estate Investment Trusts—Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal.

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. The amendments allow investors to better assess, in their capital allocation decisions, how an entity’s worldwide operations and related tax risks and tax planning and operational opportunities affect its income tax rate and prospects for future cash flows. The other amendments in this Update improve the effectiveness and comparability of disclosures by (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and cash flows.

3.	Accounts receivable, net

Accounts receivable, net consisted of the following:

	As of December 31, 2023	As of December 31, 2022

Accounts receivable	$100,967	$92,225
Less: Allowance for credit losses for accounts receivable	(3,269)	(3,115)
Total	$97,698	$89,110

Movement of allowance of credit losses for accounts receivable

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021

Beginning balance	$3,115	$2,398	$2,537
Provision for credit losses	608	1,130	428
Written-off	(401)	(178)	(624)
Exchange rate effect	(53)	(235)	57
Ending balance	$3,269	$3,115	$2,398

4.	Prepayments and other assets, net

The prepayments and other assets, net consisted of the following:

	As of December 31, 2023	As of December 31, 2022

Deposits (a)	$13,134	$9,149
Prepayments for goods and services	2,973	4,004
VAT recoverable (b)	1,955	3,843
Prepayments for property and equipment (c)	7,539	9,659
Prepayments for intangible assets (d)	17,661	6,130
Advances to employees	58	63
Others	475	538
Prepayments and other assets	43,795	33,386
Less: Allowance for credit losses for prepayments and other assets	(405)	(454)
Prepayments and other assets, net	43,390	32,932
Less: Prepayments and other current assets, net	(14,537)	(18,292)
Other non-current assets	$28,853	$14,640

(a)	Deposits represent the refundable deposits to the lessors for the leased warehouses and office space.

(b)	VAT recoverable represents the balances that the Company can utilize to deduct its value-added tax liabilities within the next 12 months.

(c)	Prepayments for property and equipment represent mainly prepayments for constructions of logistic stations.

(d)

(i) In January 2022, the Company signed an agreement with Ningde City government to purchase a land use right located at Jinwan Road, Jiaocheng District, Ningde, Fujian Province amounted to approximately $6.1 million (RMB42,690,000) and the prepayment was made to the local government accordingly. The Company obtained certificate of land-use right and the transaction was completed in June 2023. The prepaid balance was transferred from other non-current assets to intangible assets. The term of the land use right is 50 years from 2023 to 2073.

(ii) On September 30, 2023, SF Smart and Fujian Yingfu Integrated Circuit Co., Ltd. (“Yingfu”) entered into an agreement, pursuant to which, SF Smart agreed to pay Yingfu approximately $8.4 million (RMB59.7 million) as additional consideration for purchasing the land use right (located at Tongnan Village, Nanyu Town, Minhou County, Fuzhou, Fujian Province, or the “Target land”) (for more details please refer to Note 8). From October 2023 to November 2023, SF Smart fully paid the consideration of approximately $8.4 million (RMB59.7 million) to Yingfu.

On December 22, 2023, SF Smart made a deposit of approximately $9.2 million (RMB65.1 million) to local government authority Fuzhou High-tech Development Zone Municipal Bureau of Natural Resources for the bidding of Target land, which was previously held by Yingfu (see Note 8). On January 9, 2024, SF Smart signed a Land Use Right Transfer Agreement with local government for a consideration of approximately $18.3 million (RMB129.5 million). On January 12, 2024, the Company made the remaining payment of approximately$9.1 million (RMB64.4 million) to local government authority. The certificate of land use right was still in progress.

Movement of allowance for credit losses for prepayments and other assets

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021

Beginning balance	$454	$439	$591
(Recovery) provisions for credit losses for prepayments and other assets	(42)	54	-
Written-off	-	-	(164)
Exchange rate effect	(7)	(39)	12
Ending balance	$405	$454	$439

5.	Property and equipment, net

Property and equipment, net consisted of the following:

	As of December 31, 2023	As of December 31, 2022

Buildings	$26,249	$24,150
Office equipment	3,181	3,230
Machinery and tools	1,736	1,879
Vehicles	35,338	37,841
Leasehold improvements	5,632	4,964
Constructions in progress	3,255	2,215
Subtotal	75,391	74,279
Less: accumulated depreciation and amortization	(34,322)	(34,014)
Property and equipment, net	$41,069	$40,265

As of December 31, 2023 and 2022, property and equipment with net book value amounted to approximately $17.6 million and $18.1 million, respectively, were pledged for obtaining various loans (See Note 10 Notes payables and Note 11 Short-term bank loans).

Depreciation and amortization expenses for the years ended December 31, 2023, 2022 and 2021, amounted to approximately $6.4 million, $7.0 million and $5.9 million, respectively. For the years ended December 31, 2023, 2022 and 2021, depreciation and amortization included in the cost of revenue were approximately $5.8 million, $6.1 million and $4.9 million, respectively. For the years ended December 31, 2023, 2022 and 2021, depreciation and amortization included in selling, general and administrative expenses were approximately $0.7 million, $0.9 million and $1.0 million, respectively.

6.	Intangible assets, net

The Company’s intangible assets with definite useful lives primarily consisted of land use rights and licensed software. The following table summarizes the components of acquired intangible asset balances.

	As of December 31, 2023	As of December 31, 2022

Land use rights(a)	$14,086	$8,011
Licensed software	2,038	2,133
Subtotal	16,124	10,144
Less: accumulated amortization	(3,964)	(3,433)
Intangible assets, net	$12,160	$6,711

(a)	Details see Note 4 (d)(i).

As of December 31, 2023 and 2022, land use rights with net book value amounted to approximately $8.6 million and $2.6 million, respectively, were pledged for obtaining various of loans (See Note 10 Notes payables and Note 11 Short-term bank loans).

Amortization expenses for the years ended December 31, 2023, 2022 and 2021, amounted to approximately $0.6 million, $0.5 million and $0.5 million, respectively.

The future amortization for the intangible assets is expected to be as follows:

Twelve months ending December 31,	Estimated amortization expense

2024	$613
2025	458
2026	424
2027	397
2028	343
Thereafter	9,925
Total	$12,160

7.	Long-term investments

The Company’s long-term investments consisted of the following:

	As of December 31, 2023	As of December 31, 2022

Equity investments accounted for using the equity method	$1,913	$2,040

For the years ended December 31, 2023, 2022 and 2021, the Company has the following equity investments which were accounted for using the equity method:

Movement of equity method investment

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021

Beginning balance	$2,040	$2,142	$2,024
Share of income in equity method investee	19	82	70
Dividend received	(114)	-	-
Exchange rate effect	(32)	(184)	48
Ending balance	$1,913	$2,040	$2,142

In 2007, the Company acquired 40% of the equity interests of Fujian Bafang Shengfeng Logistics Co., Ltd (“Fujian Bafang”) with a cash consideration of approximately $1.7 million (RMB12 million). As the Company is able to exercise significant influence over Fujian Bafang after such acquisition, the Company therefore accounted for this investment under the equity method of accounting.

No impairment loss was recognized for the long-term investments for the years ended December 31, 2023, 2022 and 2021.

8.	Deposit for investment

On August 16, 2019, the Company, with an intention to acquire a Target land (see Note 4), signed a Share Purchase Agreement (“2019 SPA”) with Huasheng Group Limited (the “Huasheng”), an unrelated third party to the Company. Pursuant to the SPA, Huasheng agreed to sell and the Company agreed to buy 100% of the equity interests of Fujian Yingfu Integrated Circuit Co., Ltd. (“Yingfu” or the “Target Company”), which is a wholly owned subsidiary of Huasheng and owns the Target land. The total consideration is approximately $28.7 million (RMB200 million). The Company paid approximately $14.3 million (RMB100 million) to Huasheng in 2019 and $8.6 million (RMB60 million) in the March to May, 2020 as the deposit for the investment according to the SPA. Huasheng is requested to pay 8% of the deposit received as interest to the Company if the transaction is not consummated by June 30, 2020.

The 2019 SPA was terminated later based on mutual agreement of all parties and a new share purchase agreement (“2020 SPA”) has been entered into on December 18, 2020. Pursuant to the 2020 SPA, the Company will buy a newly established subsidiary of Yingfu with the Target land for the same consideration. The deposit for the 2020 SPA is approximately $14.3 million (RMB100 million). As a result, approximately $8.6 million (RMB60 million) from the initial payment made has been returned to the Company in December 2020. Additionally, pursuant to the 2020 SPA, any party who unilaterally terminates the agreement shall pay the other party a breakage fee in the amount of approximately $3.1 million (RMB20 million) and Huasheng agreed to make interest payment of approximately $1.2 million (approximately RMB8.36 million) to the Company before December 31, 2020 based on the term stated in SPA 2019 and is requested to pay 8% of the deposit received as interest to the Company if the transaction is not consummated by December 15, 2021. The interest payment was received in full by the Company on December 29, 2020.

Due to the delay of the government’s approval on this transaction involved with the Target land, the 2020 SPA agreement expired in December 2021. A new agreement (“2021 SPA”) has been entered into to replace the 2020 SPA on December 31, 2021. There were no other changes for the consideration nor the deposit. Moreover, Huasheng agreed to make an interest payment of RMB8 million (approximately $1.2 million) before January 30, 2022 based on the term stated in SPA 2020 and is requested to pay 8% of the deposit received payable to the Company if the transaction is not consummated by December 15, 2022. The Company received the interest of approximately $1.2 million (RMB 8.0 million) on January 19, 2022.

On December 23, 2022, a new agreement (“2022 SPA”) has been entered into to replace the 2021 SPA, which expired on the same date. There are no other changes for the consideration nor the deposit, expect that Yingfu agreed to make an interest payment of RMB8 million (approximately $1.2 million) before March 15, 2023 based on the term stated in SPA 2021 and is requested to pay 6% of the deposit received as interest to the Company if the transaction is not consummated by December 15, 2023. The Company received the interest of approximately $1.2 million (RMB8.0 million) on February 15, 2023. Interest income has been recorded by the Company for the years ended December 31, 2022 and 2021.

On September 30, 2023, the Company, Yingfu and Huasheng reached a termination agreement. Pursuant to the termination agreement, all parties agreed to terminate the 2022 SPA, and Yingfu shall refund the deposit of RMB100 million (approximately $14.1 million) to the Company. Furthermore, the Target land previously held by Yingfu was arranged for in a bidding process by the local government authority, Fuzhou High-tech Development Zone Municipal Bureau of Natural Resources. On December 22, 2023, the Company made a deposit of approximately $9.2 million (RMB65.1 million) to the local government authority for a bidding on the Target land. On January 9, 2024, the Company signed a Land Use Right Transfer Agreement for successfully bidding on the Target land with a total consideration of approximately $18.3 million (RMB129.5 million). On January 12, 2024, the Company made the remaining payment of approximately$9.1 million (RMB64.4 million) to the local government authority. The issuance of the updated certificate of land use right is in progress.

In October and November 2023, Yingfu refunded RMB40 million (approximately $5.6 million) to the Company. Subsequently on February 7, 2024, Yingfu further refunded RMB48.5 million (approximately $6.8 million) to the Company.

9.	Related party transactions

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021:

Name of related parties	Relationship with the Company
Fujian Bafang Shengfeng Logistics Co., Ltd (“Fujian Bafang”)	An equity investee of the Company
Fuzhou Tianyu Shengfeng Industrial Co., Ltd (“Fuzhou Tianyu”)	A company controlled by Yongxu Liu, CEO and Chairman of the Company
Fuzhou Tianyu Shengfeng Property Management Co., Ltd (“Fuzhou Tianyu Management”)	A company under the control of a shareholder
Fuzhou Tianyu Yuanmei Catering Co., Ltd (“Fuzhou Tianyu Catering”)	A company under the control of a shareholder
Beijing Union Logistics Co., Ltd (“Beijing Banglian”) (1)	A company under the control of a shareholder
Fujian Desheng Logistics Co., Ltd (“Fujian Desheng”)	A company under the control of a shareholder
Dongguan Suxing New Material Co., Ltd (“Suxing”) (2)	A company under the control of a non-controlling shareholder
Hainan Tianyi Logistics Distribution Co., Ltd (“Hainan Tianyi”) (3)	An equity investee of the Company
Yongteng Liu	CEO’s brother
Fuzhou Puhui Technology Co., Ltd	Non-controlling shareholder of Ningde Shengfeng Logistics Co. Ltd.

(1)	In January 2022, the Company’s shareholder sold the equity interest in Beijing Banglian.

(2)	On July 14, 2021, Shengfeng Logistics entered into a share transfer agreement with Dongguan Suxing New Material Co., Ltd (“Dongguan Suxing”), a related party, to transfer its 51% equity interest in Fuzhou Shengfeng New Material Technology Co., Ltd. (“New Material Technology”) to Dongguan Suxing (Note 1). After the transaction, Suxing became a non-related party to the Company.

(3)	On September 15, 2021, the Company signed a share purchase agreement with a third party. According to such agreement, the Company sold its 5% equity interests in Hainan Tianyi to such third party. After the transaction, Hainan Tianyi became a non-related party to the Company.

i)	Significant transactions with related parties were as follows:

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021

Transportation services to Fujian Bafang	$-	$18	$-
Transportation services to Fujian Desheng	37	-	349
Total	$37	$18	$349

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021

Transportation services from Beijing Banglian	$-	$-	$2,265
Transportation services from Hainan Tianyi	$-	$-	$1,207
Transportation services from Fujian Bafang	$1,108	$1,196	$157
Purchase raw materials from Suxing	$-	$-	$577
Lease services from Fuzhou Tianyu	$228	$305	$358
Lease services from Fuzhou Tianyu Management	$17	$35	$-
Catering services from Tianyu Catering	$2	$-	$-

ii)	Guarantees

The Company’s shareholder, CEO and Chairman, Yongxu Liu, his brother, Yongteng Liu and Fuzhou Puhui Technology Co., Ltd, were the guarantors of the Company’s short-term bank loans (See Note 11).

iii)	Significant balances with related parties were as follows:

	As of December 31, 2023	As of December 31, 2022

Due from related parties
Fuzhou Tianyu	$41	$42
Fujian Desheng	40	-
Total	$81	$42

	As of December 31, 2023	As of December 31, 2022

Due to related parties
Fujian Bafang (a)	$1,622	$1,694
Fuzhou Tianyu	48	84
Fuzhou Tianyu Management	34	36
Yongteng Liu	-	600
Total	$1,704	$2,414

(a)	On December 10, 2007, the Company entered into an interest-free loan agreement with Fujian Bafang for a principal amount of approximately $1.4 million (RMB 9.6 million). Such loan is due on demand.

10.	Notes payables

	As of December 31, 2023	As of December 31, 2022

Bank acceptance notes payable issued by Shanghai Pudong Development Bank Co., Ltd. Fuzhou Branch (a)	$-	$2,046
Commercial acceptance notes payable guaranteed by China Minsheng Bank Fuzhou Branch (b)	8,471	-
Total	$8,471	$2,046

(a)	On July 27, 2022 and August 4, 2022, Shanghai Pudong Development Bank Co., Ltd. issued bank acceptance notes payable aggregate of approximately $2.0 million (RMB14.3 million) to the Company with maturity for half year. The Company was required to maintain restricted cash deposits of approximately $0.6 million (RMB4.3 million) in such bank, in order to ensure future credit availability. These notes were fully paid upon maturity and the restricted deposit was also released upon the note repayments.

(b)

In February 2023, the Company issued commercial acceptance notes payable of approximately $8.5 million (RMB60.0 million) and guaranteed by China Minsheng Bank Fuzhou Branch with a due date on February 6, 2024. The commercial acceptance notes were collateralized by the real estate property valued at approximately $8.0 million and the land use rights for the property located at Dapu village, Honglu street, Fuqing City, Fuzhou City, Fujian Province, PRC, valued at approximately $1.0 million, owned by the Company and were further guaranteed by Yongxu Liu, a shareholder, the CEO and Chairman of the Company, and his brother, Yongteng Liu. These notes were fully paid on January 30, 2024.

After repayment these notes, the Company reissued commercial acceptance notes payable of approximately $8.5 million (RMB60.0 million) on January 30, 2024, and these commercial acceptance notes payable were fully paid on March 1, 2024.

11.	Short-term bank loans

The following table presents short-term bank loans from commercial banks as of December 31, 2023 and 2022:

	As of December 31, 2023	As of December 31, 2022

China Minsheng Bank Fuzhou Branch	$-	$10,769
Bank of China Fuzhou Jin’an Branch	11,295	11,487
China Merchant Bank Fuzhou Branch	10,589	10,769
Xiamen International Bank Co., Ltd. Fuzhou Branch	7,059	7,179
Haixia Bank of Fujian Fuzhou Jin’an Branch	1,412	1,436
Fujian Fuzhou Rural Commercial Bank Co., Ltd. Yuefeng Branch	-	1,436
Shanghai Pudong Development Bank Co., Ltd. Fuzhou Branch	2,118	1,436
Industrial Bank Fuzhou Huqian Sub Branch	847	861
Industrial Bank Fuzhou Branch	1,398	1,421
China Everbright Bank Co., Ltd Fuzhou Tongpan Branch	-	861
Haixia Bank of Fujian Fuzhou Minjiang Branch	1,412	-
Total	$36,130	$47,655

As of December 31, 2023 and 2022, the total short-term bank borrowings balance of the Company was approximately $36.1 million and $47.7 million, respectively. The short-term bank loans outstanding as of December 31, 2023 and 2022 carried a weighted average interest rate of approximately 3.94% and 4.48% per annum, respectively.

China Minsheng Bank Fuzhou Branch

On September 10, 2021 and September 22, 2021, respectively, the Company entered into short-term loan facility agreements with China Minsheng Bank Fuzhou Branch, pursuant to which a facility of up to approximately $5.8 million (RMB37.0 million) and a facility of up to approximately $5.96 million (RMB38.0 million) were made available to the Company, at a fixed interest rate of 4.35% per annum. These short-term loans were collateralized by the real estate property valued at approximately $8.4 million and the land use rights for the property located at Dapu village, Honglu street, Fuqing City, Fuzhou City, Fujian Province, PRC, valued at approximately $1.0 million, owned by the Company and were further guaranteed by Yongxu Liu, a shareholder, the CEO and Chairman of the Company, and his brother, Yongteng Liu.

The $5.8 million (RMB37.0 million) loan matured on September 10, 2022 and the $5.96 million (RMB38.0 million) loan matured on September 22, 2022. The Company made early repayment for the loans of approximately $5.8 million (RMB37.0 million) on July 7, 2022, $2.82 million (RMB18.0 million) on July 14, 2022 and $3.14 million (RMB20.0 million) on July 18, 2022.

After the repayment, the Company obtained additional loans of approximately $5.3 million (RMB37.0 million) on July 7, 2022, $2.6 million (RMB18.0 million) on July 14, 2022 and $2.9 million (RMB20.0 million) on July 18, 2022 at a fixed interest rate of 4% per annum.

The aforementioned loans were repaid on maturity on February 7, February 14 and February 18, 2023. After repayment of the loans of $10.8 million (RMB75 million), the Company obtained the note payable amounted $8.5 million (RMB60.0 million) issued by the same bank on February 17, 2023 (See Note 10).

Bank of China Fuzhou Jin’an Branch

On June 28, 2021, the Company entered into a short-term loan facility agreement with Bank of China Fuzhou Jin’an Branch pursuant to which a total facility of up to approximately $12.3 million (RMB80.0 million) was made available to the Company at a fixed interest rate of 4.35% per annum. Loans from this facility are collateralized by the real estate property and the land use rights, amounted to approximately $9.8 million in total, for the property located at No. 50, Sun Road, Wangting Town, Xiangcheng District, Suzhou, Jiangsu Province owned by the Company and guaranteed by Yongxu Liu, a shareholder, the CEO and Chairman of the Company. Pursuant to the loan facility agreement, the Company shall meet two financial covenants that: (i) its current ratio shall be no less than 1; and (ii) the financing exposure balance shall be no more than approximately $61.3 million (RMB 400,000,000) or 25% of the annual revenue. If the Company fails to meet either of the financial covenants, the total loan facility available will be reduced to approximately $7.7 million (RMB50 million). On July 14, July 21 and August 10, 2021, the Company drew down approximately $2.6 million (RMB17.0 million), $3.1 million (RMB20.0 million) and $4.6 million (RMB30.0 million) loans from this facility, respectively. On March 21, 2022, the Company obtained approximately $1.9 million (RMB13.0 million) under this credit line.

The Company made early repayment for the loans of approximately $2.6 million (RMB17.0 million) on May 18, 2022, $3.0 million (RMB20.0 million) on June 15, 2022 and $4.6 million (RMB30.0 million) on June 7, 2022. After the repayment, the Company obtained additional loans of approximately $2.4 million (RMB 17.0 million) on May 26, 2022, $4.3 million (RMB30.0 million) on June 13, 2022, and $2.9 million (RMB20.0 million) on June 23, 2022, under the same loan facility agreement entered in June 2021.

The aforementioned loan’s maturity dates are March 20, 2023, May 25, 2023, June 12, 2023 and June 22, 2023, respectively. On October 21, 2022, the Company signed supplementary contracts with Bank of China Fuzhou Jin’an Branch to change the interest rate of the loan obtained in May and June 2022, from 4% per annum to 2.5% per annum and benefited from the special refinancing policy for the transportation and logistics industry created by the People’s Bank of China and the Ministry of Transport, and the new interest rate was effective from the date of the contracts. The change in interest rate was accounted as debt modification. On March 21, 2023, April 24, 2023, May 4, 2023, May 9, 2023, June 9, 2023, June 13, 2023 and June 19, 2023, the Company repaid approximately $1.9 million (RMB13.0 million) and $0.1 million (RMB1.0 million), $2.3 million (RMB16.0 million), $0.1 million (RMB1.0 million), $2.8 million (RMB19.0 million), $1.6 million (RMB11.0 million) and $2.8 million (RMB19.0 million) to the bank, respectively.

On March 15, 2023, the Company entered into a short-term loan facility agreement with Bank of China Fuzhou Jin’an Branch pursuant to which a total facility of up to approximately $11.3 million (RMB80.0 million) was made available to the Company. The loan facility term is from March 15, 2023 to September 1, 2023 available for the Company to withdraw. Loans from this facility are collateralized by the real estate property and the land use rights, amounted to approximately $8.1 million in total, for the property located at No. 50, Sun Road, Wangting Town, Xiangcheng District, Suzhou, Jiangsu Province owned by the Company and guaranteed by Yongxu Liu, a shareholder, the CEO and Chairman of the Company. Pursuant to the loan facility agreement, the Company shall meet two financial covenants that: (i) its current ratio shall be no less than 0.85; and (ii) the financing exposure balance shall be no more than approximately $56.5 million (RMB400,000,000) or 25% of the annual revenue. The unpaid loan balance under the prior loan agreements were transferred to this new loan facility agreement according to the terms stated in the new agreement. On April 7, 2023, May 5, 2023, June 9, 2023 and June 20, 2023, the Company drew down approximately $1.8 million (RMB13.0 million), $2.4 million (RMB17.0 million), $2.8 million (RMB20.0 million) and $4.2 million (RMB30.0 million) under this line at a fixed interest rate of 2.5% per annum.

As of December 31, 2023, loan balance under such short-term loan facility was approximately $11.3 million (RMB80.0 million), fully withdrawn by the Company.

China Merchant Bank Fuzhou Branch

On December 24, 2021, the Company entered into a short-term loan facility agreement with China Merchant Bank Fuzhou Branch to replace a prior agreement with aggregate principal amount of approximately $9.2 million (RMB60.0 million). Pursuant to such new agreement, a total facility of up to an aggregate principal amount of approximately $11.6 million (RMB75.0 million) was made available to the Company. The loan facility is available for the Company to withdraw from December 24, 2021 to December 23, 2022. The short-term loans that may be drawn under this loan facility are collateralized by the real estate property valued at approximately $1.8 million, and the land use rights for the property located at No. 50, Sun Road, Wangting Town, Xiangcheng District, Suzhou, Jiangsu Province, valued at approximately $0.9 million, owned by the Company, and are guaranteed by Yongxu Liu, a shareholder, the CEO and Chairman of the Company, and one of the VIE’s subsidiaries. The unpaid loan balance under the prior loan agreement was transferred to this new loan facility agreement according to the terms stated in the new agreement. The unpaid balance of original loan was approximately $9.3 million (RMB60.0 million) at the time of entering new agreement, which consisted of approximately $4.6 million (RMB30.0 million) received on August 3, 2021, $3.1 (RMB20.0 million) received on August 26, 2021 and $1.6 million (RMB10.0 million) received on September 7, 2021.

On January 14 and 21, 2022, approximately $2.3 million (RMB15.0 million) and $2.3 million (RMB15.0 million) were repaid by the Company, which loans were originally obtained in August 3, 2021. On January 14 and 21, 2022, the Company drew down approximately $2.4 million (RMB17.0 million) and $2.2 million (RMB15.0 million) of loans under this loan facility with an interest rate of 4.50% per annum. On December 15, 2022 and December 16, 2022, the Company repaid approximately $2.4 million (RMB17.0 million) and $2.2 million (RMB15.0 million) to the bank, respectively. After the repayments were made, the Company drew down approximately $2.3 million (RMB16.0 million) and $3.0 million (RMB21.0 million) of loans under this loan facility with an interest rate of 4.30% per annum. On June 15, 2023, the Company repaid approximately $5.3 million (RMB37.0 million) to the bank.

On January 28, February 28 and March 17, 2022, approximately $2.3 million (RMB15.0 million), $0.8 million (RMB5.0 million) and $1.5 million (RMB10.0 million) were repaid by the Company, respectively, which were the loans originally obtained in August 26 and September 7, 2021. On February 22, March 8 and April 12, 2022, the Company drew down approximately $1.4 million (RMB10.0 million), $0.7 million (RMB5.0 million) and $1.4 million (RMB10.0 million) of loans, respectively, under this loan facility with an interest rate of 4.50% per annum. On December 19, 2022, the Company repaid approximately $1.4 million (RMB10.0 million), $0.7 million (RMB5.0 million) and $1.4 million (RMB10.0 million) to the bank.

After the repayments were made, the Company drew down approximately $3.6 million (RMB25.0 million) on December 19, 2022 under this loan facility with an interest rate of 4.30% per annum before January 11, 2023, after January 11, 2023, the interest rate was reduced to 4.05% per annum according to the agreement. On December 22, 2022, the Company drew down approximately $1.4 million (RMB10.0 million) of loans under this new loan facility. On June 19, 2023 and June 21, 2023, the Company repaid $3.6 million (RMB25.0 million) and $1.4 million (RMB10.0 million), respectively.

On January 14, 2022, Fujian Shengfeng Logistics Co., Ltd. drew down approximately $1.5 million (RMB10.0 million) of loan with an interest rate of 4.50% per annum. On December 21, 2022, the Company repaid approximately $1.5 million (RMB10.0 million) to the bank.

On January 14, 2022, Fuqing Shengfeng Logistics Co., Ltd. drew down approximately $0.5 million (RMB3.0 million) of loans under this loan facility with an interest rate of 4.50% per annum. On December 21, 2022, the Company repaid approximately $0.5 million (RMB3.0 million) to the bank. After the repayments were made. On December 21, 2022, Fuqing Shengfeng Logistics Co., Ltd. drew down approximately $0.4 million (RMB3.0 million) of loans under this loan facility with an interest rate of 4.30% per annum. On June 19, 2023, Fuqing Shengfeng Logistics Co., Ltd. repaid $0.4 million (RMB3.0 million).

On June 5, 2023, the Company entered into a new short-term loan facility agreement with China Merchant Bank Fuzhou Branch to replace the short-term loan facility agreement signed with China Merchant Bank Fuzhou Branch during fiscal year 2021. Pursuant to such new short-term loan facility agreement, a total facility of up to an aggregate principal amount of approximately $10.6 million (RMB75.0 million) was made available to the Company. The loan facility available for the Company to withdraw from June 5, 2023 to June 4, 2025. The short-term loans that may be drawn under this loan facility are collateralized by the real estate property valued at approximately $1.7 million (RMB12.1 million), and the land use rights for the property located at No. 50, Sun Road, Wangting Town, Xiangcheng District, Suzhou, Jiangsu Province, valued at approximately $0.8 million (RMB5.9 million), owned by the Company, and are guaranteed by Yongxu Liu, a shareholder, the CEO and Chairman of the Company, and one of the VIE’s subsidiaries. The unpaid loan balance under the prior loan agreement was transferred to this new loan facility agreement according to the terms stated in the new agreement.

On June 15, 2023 and June 19, 2023, the Company drew down approximately $5.2 million (RMB37.0 million) and $2.1 million (RMB15.0 million) of loans under this new loan facility with an interest rate of 4.00% per annum, respectively.

On June 19, 2023, the Company drew down approximately $1.8 million (RMB13.0 million) of loans under this loan facility with an interest rate of 3.70% per annum respectively.

On September 12, 2023, the Company drew down approximately $1.4 million (RMB10.0 million) of the loan with an interest rate of 3.70% per annum.

As of December 31, 2023, loan balance under such short-term loan facility was approximately $10.6 million (RMB75.0 million).

 Xiamen International Bank Co., Ltd. Fuzhou Branch

On August 11, 2021, the Company entered into a short-term loan facility agreement with Xiamen International Bank Co., Ltd. Fuzhou Branch pursuant to which a total facility of up to approximately $4.3 million (RMB30.0 million) was made available to the Company as a revolving loan facility for a three-year period (From August 13, 2021 to August 13, 2024). On August 19, 2021, the Company drew down approximately $4.3 million (RMB30.0 million) of the loan at a fixed interest rate of 5.6% per annum. This short-term loan was guaranteed by Yongxu Liu, a shareholder, the CEO and Chairman of the Company., the loan was fully repaid on August 9, 2022. On August 12, 2022, the Company drew down approximately $4.3 million (RMB30.0 million) of the loan at a fixed interest rate of 5.6% per annum, On August 12, 2023, the Company fully repaid this loan. On October 27, 2023 and December 26, 2023, the Company drew down approximately $2.8 million (RMB20.0 million) and $1.4 million (RMB10.0 million) of the loan at a fixed interest rate of 3.9% per annum.

As of December 31, 2023, the loan balance under such short-term loan facility was approximately $4.2 million (RMB30.0 million).

On April 8, 2022, the Company entered into a short-term loan facility agreement with Xiamen International Bank Co., Ltd. Fuzhou Branch, pursuant to which a total facility of up to approximately $3.1 million (RMB20.0 million) was made available to the Company as a revolving loan facility for a two-year period from April 8, 2022 to April 8, 2024. On April 15, 2022, the Company drew down approximately $2.9 million (RMB20.0 million) of the loan at a fixed interest rate of 5.5% per annum. This short-term loan was guaranteed by Yongxu Liu, a shareholder, the CEO and Chairman of the Company. On April 15, 2023, the Company repaid approximately $2.9 million (RMB20.0 million) to the bank. On April 17, 2023, the Company drew down approximately $2.8 million (RMB20.0 million) of the loan at a fixed interest rate of 5.5% per annum.

As of December 31, 2023, the loan balance under such short-term loan facility was approximately $2.8 million (RMB20 million).

Haixia Bank of Fujian Fuzhou Jin’an Branch

On April 2, 2021, the Company entered into a loan agreement with Haixia Bank of Fujian Fuzhou Jin’an Branch for a principal amount of approximately $1.5 million (RMB 10.0 million) at a fixed interest rate of 5.5% per annum. On December 14, 2021, the Company made early repayment of approximately $0.75 million (RMB5.0 million) to the bank. On March 28, 2022, the Company made repayment for the rest of the loan.

On June 16, 2022, the Company entered into a new short-term loan agreement with Haixia Bank of Fujian Fuzhou Jin’an Branch for a principal amount of approximately $1.4 million (RMB10.0 million) at a fixed interest rate of 5% per annum. The short-term loan was guaranteed by Yongxu Liu, a shareholder, the CEO and Chairman of the Company and the VIE Shengfeng Logistic Group Co., Ltd. In addition, the short-term loan was further collateralized by 26 motor vehicles under one of the VIE’s subsidiaries, Fujian Shengfeng Logistic Co., Ltd. On March 27, 2023, the collateral was changed to 6 motor vehicles under Fuzhou Shengfeng Transportation Co., Ltd. The Company received the loan proceeds on July 13, 2022 and fully repaid approximately $1.4 million (RMB10.0 million) then outstanding on July 7, 2023.

On September 26, 2023, the Company entered into a short-term facility agreement with Haixia Bank of Fujian Fuzhou Jin’an Branch, pursuant to which a total facility of up to approximately $1.4 million (RMB10.0 million) was made available to the Company. The loan facility is available for the Company to withdraw from September 26, 2023 to September 26, 2024. The loan facility was guaranteed by Yongxu Liu, a shareholder, the CEO and Chairman of the Company and the VIE Shengfeng Logistic Group Co., Ltd. In addition, the loan facility was further collateralized by 6 motor vehicles under Fuzhou Shengfeng Transportation Co., Ltd. On September 27, 2023, the Company drew down approximately $1.4 million (RMB10.0 million) of the loan at a fixed interest rate of 4.0% per annum.

As of December 31, 2023, the loan balance under such short-term loan facility was approximately $1.4 million (RMB10.0 million).

Fujian Fuzhou Rural Commercial Bank Co., Ltd. Yuefeng Branch

In November 2021, the Company entered into a short-term loan agreement with Fujian Fuzhou Rural Commercial Bank Co., Ltd. Yuefeng Branch for a principal amount of $1.5 million (RMB10.0 million) at a fixed interest rate of 5.50% per annum. This short-term loan was guaranteed by Yongxu Liu, a shareholder, the CEO and Chairman of the Company, and Fujian Yunlian Shengfeng Industrial Co. Ltd. The loan has been repaid on November 1, 2022 in full.

After the repayment, the Company entered into a new short-term loan agreement with Fujian Fuzhou Rural Commercial Bank Co., Ltd. Yuefeng Branch on November 9, 2022 and drew down the loan on November 9, 2022 for the same amount of the original loan, with the same terms as the previous agreement and the new loan has been repaid on November 8, 2023.

Shanghai Pudong Development Bank Co., Ltd. Fuzhou Branch

On September 17, 2021, the Company entered into a short-term loan agreement with Shanghai Pudong Development Bank Co., Ltd. Fuzhou Branch for a principal amount of approximately $1.5 million (RMB10.0 million) at a fixed interest rate of 4.65% per annum. This short-term loan was guaranteed by Yongxu Liu, a shareholder, the CEO and Chairman of the Company, and Fuqing Shengfeng Logistics Co., Ltd. The loan has been early repaid on August 18, 2022. On August 19, 2022, the Company entered into a new short-term loan agreement with Shanghai Pudong Development Bank Co., Ltd. Fuzhou Branch for the same amount of the original loan, at a fixed interest rate of 3.7% per annum. This short-term loan was guaranteed by Yongxu Liu, a shareholder, the CEO and Chairman of the Company, and Fuqing Shengfeng Logistics Co., Ltd. On February 19, 2023, the Company made repayment in full. On February 20, 2023, the Company entered into a new short-term loan agreement with Shanghai Pudong Development Bank Co., Ltd. Fuzhou Branch for the same amount of the original loan, with the same terms as the previous agreement and received the proceeds on the same date. The loan was fully repaid on February 20, 2024.

On February 21, 2024, the Company entered into a new short-term loan agreement with Shanghai Pudong Development Bank Co., Ltd. Fuzhou Branch for a principal amount of approximately $1.4 million (RMB10.0 million) at a fixed interest rate of 3.7% per annum. This short-term loan was guaranteed by Yongxu Liu, a shareholder, the CEO and Chairman of the Company, and Fuqing Shengfeng Logistics Co., Ltd.

On December 27, 2023, the Company entered into a short-term loan agreement with Shanghai Pudong Development Bank Co., Ltd. Fuzhou Branch for a principal amount of approximately $0.7 million (RMB5.0 million) at a fixed interest rate of 4.0% per annum. This short-term loan was guaranteed by Yongxu Liu, a shareholder, the CEO and Chairman of the Company, and Fuqing Shengfeng Logistics Co., Ltd.

Industrial Bank Fuzhou Huqian Sub Branch

On March 9, 2021, one of the VIE’s subsidiaries, Fuqing Shengfeng Logistics Co., Ltd., entered into a short-term loan facility agreement with Industrial Bank Fuzhou Huqian Sub-Branch pursuant to which a total facility of up to approximately $1.5 million (RMB10.0 million) was made available to Fuqing Shengfeng Logistics Co., Ltd. On March 26, 2021, Fuqing Shengfeng Logistics Co., Ltd. drew down approximately $0.9 million (RMB6.0 million) of the loan at a fixed interest rate of 3.35% per annum. This short-term loan was guaranteed by Yongxu Liu, a shareholder, the CEO and Chairman of the Company, and Shengfeng Logistics, the VIE. On January 20, 2022, Fuqing Shengfeng Logistics Co., Ltd. made repayment in full.

On January 21, 2022, the Company drew down approximately $0.9 million (RMB6.0 million) of the loan at a fixed interest rate of 3.8% per annum. This short-term loan was guaranteed by Yongxu Liu, a shareholder, the CEO and Chairman of the Company, and Shengfeng Logistics, the VIE. The new loan matured on January 21, 2023 and was repaid in full on January 28, 2023.

On February 3, 2023, one of the VIE’s subsidiaries, Fuqing Shengfeng Logistics Co., Ltd., entered into a short-term loan facility agreement with Industrial Bank Fuzhou Huqian Sub-Branch, pursuant to which a total facility of up to approximately $0.8 million (RMB6.0 million) with a maturity date on January 18, 2024. This short-term loan was guaranteed by Yongxu Liu, a shareholder, the CEO and Chairman of the Company, and Shengfeng Logistics, the VIE. On February 7, 2023, Fuqing Shengfeng Logistics Co., Ltd. drew down approximately $0.8 million (RMB6.0 million) of the loan at a fixed interest rate of 3.7% per annum. The loan was fully repaid on January 11, 2024.

As of December 31, 2023, the loan balance under such short-term loan facility was approximately $0.8 million (RMB6.0 million).

On January 12, 2024, Fuqing Shengfeng Logistics Co., Ltd., drew down approximately $0.8 million (RMB6.0 million) of the loan at a fixed interest rate of 3.7% per annum.

Industrial Bank Fuzhou Branch

On March 10, 2021, the Company entered into a loan agreement Industrial Bank Co., Ltd. Fuzhou Branch for a principal amount of approximately $1.5 million (RMB10.0 million) at a fixed interest rate of 4.35% per annum. Approximately $1.4 million (RMB9.0 million) and $0.2 million (RMB1.0 million) were received on March 10, 2021 and March 12, 2021, respectively. This short-term loan was guaranteed by Yongxu Liu, a shareholder, the CEO and Chairman of the Company. The loan was scheduled to mature in one year from its date of origination. The loan was subsequently repaid in full on March 17, 2022.

On March 4, 2022, the Company entered into a short-term loan credit line agreement with Industrial Bank Co., Ltd. Fuzhou Branch for a principal amount of approximately $1.4 million (RMB10.0 million) at a fixed interest rate of 4.35% per annum for the period from March 4, 2022 to November 11, 2022, and the Company can withdraw from this credit line during the period. This short-term loan credit line was guaranteed by Yongxu Liu, a shareholder, the CEO and Chairman of the Company. Approximately $1.3 million (RMB9.0 million) and $0.1 million (RMB1.0 million) were received on March 17, 2022 and March 21, 2022, respectively. The loan was subsequently repaid in full on November 8, 2022. On November 9, 2022, the Company drew down approximately $1.4 million (RMB9.9 million) of loan at a fixed interest rate of 4.2% per annum, which matured on November 9, 2023 and was repaid in full on November 9, 2023.

On November 14, 2023, the Company entered into a facility agreement with Industrial Bank Co., Ltd. Fuzhou Branch, pursuant to which a total facility of up to approximately $1.4 million (RMB10.0 million) for a period from November 14, 2023 to November 15, 2025 was made available to the Company. This short-term loan was guaranteed by Yongxu Liu, a shareholder, the CEO and Chairman of the Company. On November 20, 2023, the Company drew down approximately $1.4 million (RMB9.9 million) of loan at a fixed interest rate of 3.9% per annum for one year.

As of December 31, 2023, loan balance under the $1.4 million (RMB 10 million) credit line was approximately $1.4 million (RMB9.9 million) and remaining credit line was approximately $0.01 million (RMB0.1 million).

On February 29, 2024, the Company entered into a long-term loan credit line agreement with Industrial Bank Co., Ltd. Fuzhou Branch to replace a prior agreement with an aggregate principal amount of approximately $1.5 million (RMB10.0 million). Pursuant to such new agreement, a total facility of up to an aggregate principal amount of approximately $17.6 million (RMB125.0 million) was made available to the Company. The loan facility is available for the Company to withdraw from February 29, 2024 to January 29, 2026. The loans that may be drawn under this loan facility were collateralized by the real estate property valued at approximately $8.0 million and the land use rights for the property located at Dapu village, Honglu street, Fuqing City, Fuzhou City, Fujian Province, PRC, valued at approximately $1.0 million, owned by the Company and were further guaranteed by Yongxu Liu, a shareholder and the CEO and Chairman of the Company, The unpaid loan balance under the prior loan agreement was transferred to this new loan facility agreement, according to the terms stated in the new agreement. At the time of entering new agreement, the unpaid balance of original loan was approximately $1.4 million (RMB9.9 million) received on November 20, 2023.

On March 13, 2024, the Company issued commercial acceptance notes payable of approximately $10.6 million (RMB75.0 million) with a due date on September 8, 2024.

China Everbright Bank Co., Ltd Fuzhou Tongpan Branch

On January 19, 2022, Fuqing Shengfeng Logistics Co., Ltd. entered into a short-term loan agreement with China Everbright Bank Co., Ltd. Fuzhou Tongpan Branch for a term of one year in the principal amount of approximately $0.9 million (RMB6.0 million) at a fixed interest rate of 4.6% per annum. This short-term loan was guaranteed by Yongxu Liu, a shareholder, the CEO and Chairman of the Company, and Shengfeng Logistics, the VIE. The loan proceeds in the amount of approximately $0.9 million (RMB6.0 million) were received by the Company on January 19, 2022.

On January 9, 2023, the Company repaid approximately $0.9 million (RMB6.0 million) to the bank.

On January 9, 2023, Fuqing Shengfeng Logistics Co., Ltd. entered into a short-term loan agreement with Fuzhou Tongpan Branch of China Everbright Bank Co., Ltd. in the principal amount of approximately $0.8 million (RMB6 million) at a fixed interest rate of 4.1% per annum due on July 11, 2023. This short-term loan was guaranteed by Yongxu Liu, a shareholder, the CEO and Chairman of the Company, and Shengfeng Logistics, the VIE. The loan proceeds in the amount of approximately $0.8 million (RMB6.0 million) were received by the Company on January 9, 2023. On July 7, 2023, Fuqing Shengfeng Logistics Co., Ltd. repaid approximately $0.8 million (RMB6.0 million) to the bank.

Guangxi Beibu Gulf Bank Nanning Branch

On January 17, 2023, one of the VIE’s subsidiaries, Shengfeng Logistics Guangxi Co., Ltd. entered into a short-term loan agreement with Guangxi Beibu Gulf Bank Nanning branch in the principal amount of approximately $0.7 (RMB5.0 million) at a fixed interest rate of 4.16% per annum due on July 14, 2023. This short- term loan was collateralized by a note receivable which amounted to approximately $0.7 (RMB5.3 million). On July 14, 2023, Shengfeng Logistics Guangxi Co., Ltd. fully repaid this loan.

Haixia Bank of Fujian Fuzhou Minjiang Branch

On December 25, 2023, the Company entered into a short-term facility agreement with Haixia Bank of Fujian Fuzhou Minjiang Branch, pursuant to which a total facility of up to approximately $1.4 million (RMB10.0 million) was made available to the Company. The loan facility is available for the Company to withdraw from December 25, 2023 to December 25, 2024. The loan facility was guaranteed by Yongxu Liu, a shareholder, the CEO and Chairman of the Company. On December 25, 2023, the Company drew down approximately $1.4 million (RMB10.0 million) of the loan at a fixed interest rate of 3.8% per annum for one year period.

As of December 31, 2023, loan balance under such short-term loan facility was approximately $1.4 million (RMB10.0 million).

Bank of China Ningde Branch

On December 7, 2023, one of the VIE’s subsidiaries, Ningde Shengfeng Logistics Co. Ltd. entered into a long-term credit line agreement with Bank of China Ningde Branch, pursuant to which a total facility of up to approximately $22.6 million (RMB160.0 million) at a float interest for 10 years was made available to Ningde Shengfeng Logistics Co. Ltd. This loan was collateralized by the land use rights located at Jinwan Road, Jiaocheng District, Ningde, Fujian Province amounted to approximately $6.1 million, and guaranteed by Shengfeng VIE, Fuzhou Puhui Technology Co., Ltd, a non-controlling shareholder of Ningde Shengfeng Logistics Co. Ltd., Lingjiao Miao, the controlling shareholder of Fuzhou Puhui Technology Co., Ltd, and Lingjiao Miao’s spouse. No funds were drawn down as of December 31, 2023. Approximately $0.9 million (RMB6.4 million) and approximately $0.5 million (RMB3.4 million) were drawn down on January 5, 2024 and February 5, 2024, respectively.

For the years ended December 31, 2023, 2022 and 2021, the interest expenses for the above short-term bank loans were approximately $1.4 million, $2.1 million and $2.3 million, respectively.

As of December 31, 2023, the Company had an aggregate credit line of approximately $56.6 million (RMB401 million) and approximately $34.0 million (RMB240.9 million) was used.

12.	Accrued expenses and other liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of December 31, 2023	As of December 31, 2022

Rental and freight logistics deposits received	$4,286	$3,498
Payables for long-term assets	1,326	1,360
Government subsidies	1,070	1,467
Contract liabilities	1,040	1,142
Cash collected on behalf of the customers (a)	81	181
Service payables	4	12
Contingent liability	169	258
Consideration deposit received from a third party (b)	2,824	-
Advance from third party (b)	7,201	-
Others	253	503
Total	$18,254	$8,421
Less: accrued expenses and other current liabilities	(1,996)	(6,551)
Other non-current liabilities	$16,258	$1,870

(a)	The Company collects the goods considerations from the recipients after they deliver the goods to the determined locations on behalf of the customers, and will pay to the customers on a regular basis.

(b)

On September 26, 2023, the Company entered into a shareholder agreement with a third party. Pursuant to the agreement: (i) the Company will develop the land together with the third party through SF Smart as a project management company. (ii) the third party will obtain 51% equity interest in Pingtan SF for a consideration of approximately $7.2 million (RMB51.0 million). (iii) the third party and the Company will advance approximately $7.2 million (RMB51.0 million) and $6.9 million (RMB49.0 million) to SF Smart, respectively, these advances are due on demand, with interest rate at the loan prime rate for one-year of the People’s Bank of China. As of December 31, 2023, the Company received the advance from this third party in full of approximately $7.2 million (RMB51.0 million) and the consideration deposit of approximately $2.8 million (approximately RMB20.0 million) for the equity interest. Subsequently on January 12, 2024, the Company received the remaining equity consideration approximately $4.4 million (RM31.0 million) from the third party. The transaction was completed on March 13, 2024.

13.	Leases

Operating leases as lessee

As of December 31, 2023 and 2022, the Company has operating leases recorded on its consolidated balance sheets for certain office spaces and warehouses that expire on various dates through 2032. The Company does not plan to cancel the existing lease agreements for its existing facilities prior to their respective expiration dates. When determining the lease term, the Company considers options to extend or terminate the lease when it is reasonably certain that it will exercise or not exercise that option. The Company’s lease arrangements may contain both lease and non-lease components. The Company has separately accounted for lease and non-lease components based on their nature. Payments under the Company’s lease arrangement are fixed. The Company terminated leases for certain facilities with lower usage, the termination of the leases reduced operating ROU assets of approximately $4.2 million and operating lease liabilities of approximately $4.0 million, respectively.

The following tables shows ROU assets and lease liabilities, and the associated financial statement line items:

	As of December 31, 2023	As of December 31, 2022

Assets
Operating lease right-of-use assets, net	$18,020	$27,880

Liabilities
Operating lease liabilities, current	$6,315	$9,634
Operating lease liabilities, non-current	$10,899	$17,507

Weighted average remaining lease term (in years)	4.67	5.1
Weighted average discount rate (%)	5.84	5.78

Information related to operating lease activities during the years ended December 31, 2023, 2022 and 2021 are as follows:

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021

Operating lease right-of-use assets (extinguished) obtained in exchange for lease liabilities	$(1,347)	$9,674	$12,247

Operating lease expense
Amortization of right-of-use assets	8,096	9,157	7,963
Interest of lease liabilities	1,241	1,656	1,585
Total	$9,337	$10,813	$9,548

Maturities of lease liabilities were as follows:

Lease Liabilities

Twelve months ending December 31,
2024	$6,524
2025	4,126
2026	2,583
2027	1,913
2028	1,300
Thereafter	3,390
Total lease payments	19,836
Less: imputed interest	(2,622)
Total	$17,214

14.	Taxes

(a)	Corporate Income Taxes (“CIT”)

Cayman Islands

Under the current tax laws of Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s subsidiaries incorporated in Hong Kong are subject to two-tier profit tax rates. The profits tax rate for the first HKD 2 million of assessable profits of a corporation will be subject to the lowered tax rate, 8.25% while the remaining assessable profits will be subject to the legacy tax rate, 16.5%. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax. The Company did not make any provision for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception.

PRC

The Company’s PRC subsidiaries, VIE and VIE’s subsidiaries are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. The total impact of preferential tax rates amounted to approximately $0.8 million, $0.3 million and $0.2 million for the years ended December 31, 2023, 2022 and 2021, respectively and the impact to EPS is not significant for the years ended December 31, 2023, 2022 and 2021.

Under the PRC Income Tax Laws, an enterprise which qualifies as a High and New Technology Enterprise (“the HNTE”) is entitled to a preferential tax rate of 15% provided it continues to meet HNTE qualification standards on an annual basis. Beijing Shengfeng Supply Chain Management Co., Ltd. as an HNTE and is entitled for a preferential tax rate of 15% from 2020 to 2025. Guangdong Shengfeng Logistics Co., Ltd. as an HNTE and is entitled for a preferential tax rate of 15% from 2020 to 2022. Beijing Tianyushengfeng e-commerce Technology Co. Ltd. as an HNTE and is entitled for a preferential tax rate of 15% from 2021 to 2023 to the extent it has taxable income under the Enterprise Income Tax Law. Shengfeng Supply Chain Management Co. Ltd. is eligible to enjoy a preferential tax rate of 15% from 2020 to 2022 and further extended to 2025 to the extent it has taxable income under the Enterprise Income Tax (“EIT”) Law due to the local preferential tax policy.

Several VIE’s subsidiaries, including Chengdu Shengfeng Supply Chain Management Co., Ltd., Shengfeng Logistics (Liaoning) Co., Ltd., Sichuan Shengfeng Logistics Co., Ltd., Shengfeng Logistics (Guangxi) Co., Ltd., etc., are qualified as small and micro enterprises, thus the preferential effective tax rates of 2.5%-5% are applied to these entities.

i)	The components of income (loss) before income taxes are as follows:

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021

Non-PRC	$(421)	$(472)	$-
PRC	13,049	9,897	8,161
Total	$12,628	$9,425	$8,161

ii)	The components of the income tax provision are as follows:

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021

Current	$796	$361	$21
Deferred	1,524	1,238	1,496
Total	$2,320	$1,599	$1,517

iii)	The following table reconciles PRC statutory rates to the Company’s effective tax rate:

The following table reconciles the China statutory rates to the Company’s effective tax rate for the years ended December 31, 2023, 2022 and 2021:

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021

PRC statutory income tax rate	25.0%	25.0%	25.0%
Effect of preferential tax rates (1)	(6.2)%	(2.8)%	(3.8)%
Eligible additional deduction (2)	(3.5)%	(3.3)%	(3.2)%
Impact of different tax rates in other jurisdictions	0.8%	1.3%	-%
Non-taxable and exemptions	(0.3)%	(3.3)%	-%
Permanent differences (3)	2.6%	0.1%	0.6%
Effective income tax rate	18.4%	17.0%	18.6%

(1)	Preferential tax rates for small and micro enterprises and high-tech entities.

(2)	Eligible additional deduction mainly consisted of research and development super deduction and disabled staff super deduction.

(3)	Permanent differences mainly consisted of non-deductible meal and entertainment fees in PRC tax returns.

iv)	The following table summarizes deferred tax assets and liabilities resulting from differences between financial accounting basis and tax basis of assets and liabilities:

	As of December 31, 2023	As of December 31, 2022

Deferred tax assets:
Net operating losses carryforward	$609	$2,300
Allowance for credit losses	913	874
Deferred income (a)	267	279
Intangible assets (b)	155	134
Operating lease liabilities	4,303	-
Subtotal	6,247	3,587
Less: valuation allowance	-	-
Deferred tax assets	$6,247	$3,587

Deferred tax liabilities:
Operating lease right-of-use assets	$4,254	$-
Deferred tax liabilities	$4,254	$-

(a)	Deferred income represents the assets related government subsidies, which will amortize on a straight-line basis within the useful life of related assets. The tax basis is recognized when the Company received the subsidies.

(b)	Intangible asset represents the amortization temporary difference of licensed software. Management uses 10 years useful life as the tax basis, which is different from the 5 years useful life in accounting basis.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the cumulative earnings and projected future taxable income in making this assessment. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, valuation allowances of nil were provided for the Company’s certain subsidiaries with net operating loss carryforwards as of December 31, 2023 and 2022. As of December 31, 2023 and 2022, there were approximately $2.8 million and $9.5 million PRC net operating losses carryforwards in certain subsidiaries, respectively. Most of the net operating tax loss carryforwards will expire from fiscal year 2024 to 2028.

Uncertain tax positions

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100. In the case of transfer pricing issues, the statute of limitation is 10 years. The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2023 and 2022, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur interests and penalties tax for the years ended December 31, 2023, 2022 and 2021.

(b)	Tax payable

Tax payable consisted of the following:

	As of December 31, 2023	As of December 31, 2022

Value-added tax payable	$1,665	$1,828
Income tax payable	343	185
Other taxes payable	270	194
Total	$2,278	$2,207

15.	Shareholders’ equity

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

Initial Public Offering

On April 4, 2023, the Company completed its initial public offering (the “IPO”) of 2,400,000 Class A ordinary shares at a public offering price of $4.00 per share. The gross proceeds was $9.6 million from the offering, before deducting underwriting discounts and other related expenses. The Company received approximately $8.5 million after deducting offering cost.

Underwriter’s Warrants

In connection with the IPO, the Company issued to Univest Securities, LLC, and its affiliates, as the representative of the underwriters, warrants that are exercisable for a period of one year after the effective date of the registration statement, entitling the holders of the warrants to purchase an aggregate of up to 144,000 Class A ordinary shares at a per share price of $4.46. Management determined that these warrants meet the requirements for equity classification under ASC 815-40 because they are indexed to its own shares and meet the requirements for equity classification. The warrants were recorded at their fair value on the date of grant as a component of shareholders’ equity. The fair value of these warrants was $368,454, which was considered a direct cost of IPO and included in additional paid-in capital. The fair value has been estimated using the Black-Scholes pricing model with the following weighted-average assumptions: market value of underlying share of $4.05, risk free rate of 4.5%; expected term of one year; exercise price of the warrants of $4.46, volatility of 183.5%; and expected future dividends of nil. On October 19, 2023, the underwriters opted to exercise all warrants on a cashless basis. On October 25, 2023, the Company issued 97,513 Class A ordinary shares to the underwriters.

As of December 31, 2023, 40,617,513 Class A ordinary shares and 41,880,000 Class B ordinary shares were issued and outstanding. The shares are presented on a retroactive basis to reflect the recapitalization.

Non-controlling interests

For the year ended December 31, 2023, one of the non-controlling shareholders made capital contributions totaling approximately $0.6 million to the Company. On December 31, 2022, Suzhou Shengfeng, one of VIE subsidiaries declared a dividend of approximately $2.5 million based on the subsidiary’s performance up to October 31, 2022, of which approximately $0.3 million was paid to the non-controlling shareholders; For the year ended December 31, 2021, one of the non-controlling shareholders made capital contributions totaling approximately $3.4 million to the Company.

Statutory reserves

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory reserve as determined pursuant to PRC statutory laws totaled approximately $4.9 million and $4.0 million as of December 31, 2023 and 2022, respectively.

Restricted assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by Shengfeng WFOE and its subsidiaries, Shengfeng VIE and its subsidiaries (collectively “Shengfeng PRC entities”) only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of Shengfeng PRC entities.

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

As a result of the foregoing restrictions, Shengfeng PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict Shengfeng PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2023 and 2022, amounts restricted are the paid-in-capital and statutory reserve of Shengfeng PRC entities, which amounted to approximately $87.1 million and $79.6 million, respectively.

16.	Commitments and contingencies

(a)	Contingencies

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome arising out of any such matters will have a material adverse effect on our consolidated financial position, cash flows or results of operations on an individual basis or in the aggregate. As of December 31, 2023, the Company had various legal proceedings or disputes related to the customers, suppliers, labor contracts and traffic accidents, which were still pending court decisions. Approximately $0.2 million (RMB1.2 million) was frozen in bank due to the pending lawsuits, which was included in restricted cash as of December 31, 2023. As of the date of this audit report, the above-mentioned amount is still frozen in bank and the other legal proceedings or disputes have no material impact to the Company’s business or financial performances.

(b)	Variable interest entity structure

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

17.	Subsequent events

The Company evaluated all events and transactions that occurred after December 31, 2023 up through the date the Company issued these consolidated financial statements, for disclosure or recognition in the consolidated financial statements of the Company as appropriate.

18	Unaudited Condensed financial information of the parent company

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

CONDENSED BALANCE SHEETS

(Unaudited)

	December 31,	December 31,
	2023	2022
ASSETS

Current assets
Cash	$542	$47
Prepayments and other current assets	93	-
Total Current Assets	635	47

Deferred issuance costs	-	81
Investment in subsidiaries and VIEs (restricted)	107,312	91,695
Non-current assets	107,312	91,776
Total Assets	$107,947	$91,823

Liabilities and Equity

Current liabilities
Due to a related party	-	600
Total Current Liabilities	-	600
Total liabilities	-	600

Commitments and Contingencies

Shareholders’ Equity
Class A Ordinary share, $0.0001 par value, 400,000,000 shares authorized; 40,617,513 and 38,120,000 shares issued and outstanding as of December 31, 2023 and 2022, respectively.	4	4
Class B Ordinary share, $0.0001 par value, 100,000,000 shares authorized; 41,880,000 shares issued and outstanding as of December 31, 2023 and 2022.	4	4
Additional paid-in capital	83,762	79,549
Retained earnings	31,543	17,275
Accumulated other comprehensive (loss)	(7,366)	(5,609)
Total Shareholders’ Equity	107,947	91,223

Total Liabilities and Shareholders’ Equity	$107,947	$91,823

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	Years Ended December 31,
	2023	2022	2021

Equity in earnings of subsidiaries	$10,715	$8,259	$6,898
General and administrative expenses	(421)	(472)	-
NET INCOME	10,294	7,787	6,898

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(1,757)	(8,157)	2,072
COMPREHENSIVE INCOME (LOSS)	$8,537	$(370)	$8,970

CONDENSED STATEMENTS OF CASH FLOW

(Unaudited)

	Years Ended December 31,
	2023	2022	2021

Cash flows from operating activities
Net income	$10,294	$7,787	$6,898
Adjustments to reconcile net income to net cash used in operating activities:
Equity income of subsidiaries and VIEs	(10,715)	(8,259)	(6,898)
Prepaid expenses and other current assets	(92)	-	-
Net cash used in operating activities	(513)	(472)	-
Cash flows from investing activities
Loan to a subsidiary	(6,660)	-	-
Net cash used in investing activities	(6,660)	-	-
Cash flows from financing activities
Due to a related party	(600)	600	-
Deferred issuance costs	(279)	(81)	-
Proceeds from initial public offering	8,547	-	-
Net cash provided by financing activities	7,668	519	-
Net increase in cash	495	47	-
Cash, beginning of year	$47	$-	$-
Cash, end of year	$542	$47	$-