Form 20-F/A
period 2023-12-31
SHENGFENG DEVELOPMENT Ltd
filed 2024-04-22
CIK 1863218

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(AMENDMENT NO. 1)

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Explanatory Note

Shengfeng Development Limited (the “Company”) is filing this Amendment (this “Amendment”) to the annual report on Form 20-F filed on March 29, 2024 (the “Original Form 20-F”) to amend the date of the Report of Independent Registered Public Accounting Firm of Marcum Asia CPAs LLP, the Company’s auditor, included in the Original Form 20-F from “March 31, 2024” to “March 29, 2024.” Other than as expressly set forth above and herein, this Amendment does not, and does not purport to, amend, update or restate any other items or disclosures included in the Original Form 20-F or reflect any events occurring after March 29, 2024. The consolidated financial statements and notes to the consolidated financial statements remain the same as those contained in the Original Form 20-F.

In accordance with Rule 12b-15 of the Securities Exchange Act of 1934, as amended, this Amendment also contains new certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended, dated as of the filing date of this Amendment.

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Shengfeng Cayman, and its operating entities are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum of Association (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (File No. 333-267367) initially filed with the Securities and Exchange Commission September 9, 2022)
2.1	Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (File No. 333-267367) initially filed with the Securities and Exchange Commission on September 9, 2022)
2.2	Form of Underwriter’s Warrants (incorporated by reference to Exhibit 1.1 of our Registration Statement on Form F-1 (File No. 333-267367) initially filed with the Securities and Exchange Commission on September 9, 2022)
2.3	Description of Securities (incorporated by reference to Exhibit 2.3 of our Annual Report on Form 20-F for the year ended December 31, 2022 initially filed with the Securities and Exchange Commission on May 1, 2023)
4.1	Form of Employment Agreement by and between executive officers and the Registrant (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-267367) initially filed with the Securities and Exchange Commission on September 9, 2022)
4.2	English Translation of the Technical Consultation and Service Agreement between Tianyu and Shengfeng Logistics dated January 7, 2021 (File No. 333-267367) initially filed with the Securities and Exchange Commission on September 9, 2022)
4.3	English Translation of the form of Powers of Attorney granted by shareholders of Shengfeng Logistics, as currently in effect, and a schedule of all executed Powers of Attorney adopting the same form (File No. 333-267367) initially filed with the Securities and Exchange Commission on September 9, 2022)
4.4	English Translation of the form of Equity Pledge Agreement by and among Tianyu, Shengfeng Logistics, and shareholders of Shengfeng Logistics dated January 7, 2021, as currently in effect, and a schedule of all executed Equity Pledge Agreement adopting the same form (File No. 333-267367) initially filed with the Securities and Exchange Commission on September 9, 2022)
4.5	English Translation of the form of Call Option Agreement by and among Tianyu, Shengfeng Logistics, and shareholders of Shengfeng Logistics dated January 7, 2021, as currently in effect, and a schedule of all executed Call Option Agreement adopting the same form (File No. 333-267367) initially filed with the Securities and Exchange Commission on September 9, 2022)
4.6	English Translation of the form of Spousal Consent granted by the spouse of each individual shareholder of Shengfeng Logistics, as currently in effect, and a schedule of all executed Spousal Consents adopting the same form (File No. 333-267367) initially filed with the Securities and Exchange Commission on September 9, 2022)
4.7	English Translation of the form of Voting Rights Proxy Agreement by and among Tianyu, Shengfeng Logistics, and shareholders of Shengfeng Logistics dated January 7, 2021, as currently in effect, and a schedule of all executed Voting Rights Proxy Agreement adopting the same form (File No. 333-267367) initially filed with the Securities and Exchange Commission on September 9, 2022)
4.8	English Translation of the form of Freight Transportation Agreement between the Registrant and its Clients (File No. 333-267367) initially filed with the Securities and Exchange Commission on September 9, 2022)
4.9	English Translation of the form of Warehouse Service Contract between the Registrant and its Cloud Storage Service Clients (File No. 333-267367) initially filed with the Securities and Exchange Commission on September 9, 2022)
4.10	English Translation of the form of Freight Transportation Contract between the Registrant and its Transportation Providers (File No. 333-267367) initially filed with the Securities and Exchange Commission on September 9, 2022)

4.11	English Translation of the form of House (Warehouse) / Site Lease Contract (File No. 333-267367) initially filed with the Securities and Exchange Commission on September 9, 2022)
4.12	English Translation of the Road Freight Transportation Cooperation Agreement by and between Shengfeng Logistics and Hubei Luge Logistics Co., Ltd. dated June 30, 2019 (File No. 333-267367) initially filed with the Securities and Exchange Commission on September 9, 2022)
4.13	English Translation of Supplementary Agreement to the Road Freight Transportation Platform Cooperation Agreement by and between Shengfeng Logistics and Hefei Weitian Yuntong Information Technology Co., Ltd. dated December 13, 2023 (File No. 001-41674) initially filed with the Securities and Exchange Commission on March 29, 2024)
4.14	English Translation of the Short-term Loan Facility Agreement by and between Shengfeng Logistics and Bank of China Fuzhou Jin’an Branch dated June 28, 2021 (File No. 333-273704) initially filed with the Securities and Exchange Commission on August 4, 2023)
4.15	English Translation of the Working Capital Loan Agreement by and between Shengfeng Logistics and Bank of China Fuzhou Jin’an Branch dated March 21, 2023 (File No. 333-273704) initially filed with the Securities and Exchange Commission on August 4, 2023)
4.16	English Translation of the Working Capital Loan Agreement by and between Shengfeng Logistics and Bank of China Fuzhou Jin’an Branch dated April 24, 2023 (File No. 001-41674) initially filed with the Securities and Exchange Commission on March 29, 2024)
4.17	English Translation of the Working Capital Loan Agreement by and between Shengfeng Logistics and Bank of China Fuzhou Jin’an Branch dated June 5, 2023 (File No. 001-41674) initially filed with the Securities and Exchange Commission on March 29, 2024)
4.18	English Translation of the Maximum Mortgage Agreement by and between Suzhou Shengfeng Logistics Co., Ltd. and Bank of China Fuzhou Jin’an Branch dated July 5, 2021(File No. 333-273704) initially filed with the Securities and Exchange Commission on August 4, 2023)
4.19	English Translation of the Maximum Guarantee Agreement by and between Yongxu Liu and Bank of China Fuzhou Jin’an Branch dated March 15, 2023 (File No. 333-273704) initially filed with the Securities and Exchange Commission on August 4, 2023)
4.20	English Translation of the Short-term Loan Facility Agreement by and between Shengfeng Logistics and Bank of China Fuzhou Jin’an Branch dated March 15, 2023 (File No. 333-273704) initially filed with the Securities and Exchange Commission on August 4, 2023)
4.21	English Translation of the Working Capital Loan Agreement by and between Shengfeng Logistics and Bank of China Fuzhou Jin’an Branch dated June 20, 2023 (File No. 001-41674) initially filed with the Securities and Exchange Commission on March 29, 2024)
4.22	English Translation of the Working Capital Loan Agreement by and between Shengfeng Logistics and Bank of China Fuzhou Jin’an Branch dated June 15, 2022 (File No. 333-273704) initially filed with the Securities and Exchange Commission on August 4, 2023)
4.23	English Translation of Supplementary Contract to the Working Capital Loan Agreement by and between Shengfeng Logistics and Bank of China Fuzhou Jin’an Branch dated October 21, 2022 (File No. 333-273704) initially filed with the Securities and Exchange Commission on August 4, 2023)
4.24	English Translation of the Maximum Mortgage Agreement by and between Suzhou Shengfeng Logistics Co., Ltd. and Bank of China Fuzhou Jin’an Branch dated March 15, 2023 (File No. 333-273704) initially filed with the Securities and Exchange Commission on August 4, 2023)

4.25	English Translation of the Maximum Guarantee Agreement by and between Yongxu Liu and Bank of China Fuzhou Jin’an Branch dated July 3, 2021 (File No. 333-273704) initially filed with the Securities and Exchange Commission on August 4, 2023)
4.26	English Translation of the Lease Contract of Shengfeng Building by and between Shengfeng Logistics and Fuzhou Tianyu Shengfeng Industrial Co., Ltd. dated October 31, 2022 (File No. 333-273704) initially filed with the Securities and Exchange Commission on August 4, 2023)
4.27	English Translation of the Short-term Loan Facility Agreement by and between Shengfeng Logistics and Bank of China Fuzhou Jin’an Branch dated June 28, 2021 (File No. 333-267367) initially filed with the Securities and Exchange Commission on September 9, 2022)
4.28	English Translation of Supplementary Contract to the Working Capital Loan Agreement by and between Shengfeng Logistics and Bank of China Fuzhou Jin’an Branch dated October 21, 2022 (File No. 333-273704) initially filed with the Securities and Exchange Commission on August 4, 2023)
4.29	English Translation of Supplementary Contract to the Working Capital Loan Agreement by and between Shengfeng Logistics and Bank of China Fuzhou Jin’an Branch dated October 21, 2022 (File No. 333-273704) initially filed with the Securities and Exchange Commission on August 4, 2023)
4.30	English Translation of the Maximum Mortgage Agreement by and between Suzhou Shengfeng Logistics Co., Ltd. and Bank of China Fuzhou Jin’an Branch dated July 5, 2021 (File No. 333-267367) initially filed with the Securities and Exchange Commission on September 9, 2022)
4.31	English Translation of the Maximum Guarantee Agreement by and between Yongxu Liu and Bank of China Fuzhou Jin’an Branch dated July 3, 2021 (File No. 333-267367) initially filed with the Securities and Exchange Commission on September 9, 2022)
8.1	List of subsidiaries of the Registrant (incorporated by reference to Exhibit 8.1 of our Annual Report on Form 20-F (File No. 001-41674) initially filed with the Securities and Exchange Commission on March 29, 2024)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (File No. 333-267367) initially filed with the Securities and Exchange Commission on September 9, 2022)
11.2	Insider Trading Policy of the Registrant (incorporated by reference to Exhibit 8.1 of our Annual Report on Form 20-F (File No. 001-41674) initially filed with the Securities and Exchange Commission on March 29, 2024)
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Compensation Recovery Policy of the Registrant (incorporated by reference to Exhibit 8.1 of our Annual Report on Form 20-F (File No. 001-41674) initially filed with the Securities and Exchange Commission on March 29, 2024)
101*	The following financial statements from the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income (Loss), (iii) Consolidated Statements of Changes in Shareholders’ Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Shengfeng Development Limited

	By:	/s/ Yongxu Liu
Yongxu Liu
Chief Executive Officer, President, Director, and Chairman
(Principal Executive Officer)

Date: April 22, 2024

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

March 29, 2024

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

12.	Accrued expenses and other liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of December 31, 2023	As of December 31, 2022

Rental and freight logistics deposits received	$4,286	$3,498
Payables for long-term assets	1,326	1,360
Government subsidies	1,070	1,467
Contract liabilities	1,040	1,142
Cash collected on behalf of the customers (a)	81	181
Service payables	4	12
Contingent liability	169	258
Consideration deposit received from a third party (b)	2,824	-
Advance from third party (b)	7,201	-
Others	253	503
Total	$18,254	$8,421
Less: accrued expenses and other current liabilities	(16,258)	(6,551)
Other non-current liabilities	$1,996	$1,870

(a)	The Company collects the goods considerations from the recipients after they deliver the goods to the determined locations on behalf of the customers, and will pay to the customers on a regular basis.

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