Form 20-F
period 2024-12-31
SHENGFENG DEVELOPMENT Ltd
filed 2025-03-28
CIK 1863218

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Copies to:

Charlotte Westfall, Esq.
The Crone Law Group, P.C.
12121 Wilshire Blvd., Suite 810
Los Angeles, CA 90025
Phone: +1(818) 930-5686

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

40,617,513 Class A Ordinary Shares, par value $0.0001 per share

41,880,000 Class B Ordinary Shares, par value $0.0001 per share

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

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

ABOUT THIS ANNUAL REPORT

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“Affiliated Entities” are to our subsidiaries and Shengfeng Logistics (defined below) and the VIE’s subsidiaries (defined below);

●	“China” or the “PRC” are to the People’s Republic of China, and “mainland China”, unless otherwise specified herein, are to the People’s Republic of China excluding, for the purpose of this annual report only, Taiwan, the Hong Kong Special Administrative Region, and the Macau Administrative Region;

●	“Class A Ordinary Shares” are to Class A ordinary shares of Shengfeng Cayman (defined below), par value $0.0001 per share;

●	“Class B Ordinary Shares” are to Class B ordinary shares of Shengfeng Cayman, par value $0.0001 per share;

●	“Our subsidiaries” are to Shengfeng HK (defined below) and Tianyu (defined below), each a subsidiary of Shengfeng Cayman;

●	“RMB” are to the legal currency of China;

●	“Shengfeng HK” are to our wholly owned subsidiary, Shengfeng Holding Limited, a Hong Kong corporation;

●	“Shengfeng Logistics” or “the VIE” are to Shengfeng Logistics Group Co., Ltd., a limited liability company organized under the laws of the PRC, which we control via a series of contractual arrangements among Tianyu (defined below), Shengfeng Logistics, and shareholders of Shengfeng Logistics;

●	“Shengfeng WFOE,” “Tianyu,” or “our PRC subsidiary” are to Tianyu Shengfeng Logistics Group Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly owned by Shengfeng HK;

●	“U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;

●	“VIE’s subsidiaries” are to the 43 subsidiaries of Shengfeng Logistics as listed in “Item 3. Key Information—Our Corporate Structure;”

●	“we,” “us,” “our,” “Shengfeng Cayman,” “our Company,” or the “Company” are to Shengfeng Development Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands on July 16, 2020 with registered company number 364401; and

●	“WFOE” are to wholly foreign-owned enterprise.

PRESENTATION OF FINANCIAL INFORMATION

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains statements of a forward-looking nature. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provision under Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

These forward-looking statements relate to, among others:

●	our goal and strategies;

●	our expansion plans;

●	our future business development, financial condition and results of operations;

●	our expectations regarding demand for, and market acceptance of, our products; and

●	general economic and business conditions.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs.

You should read these statements in conjunction with the risks disclosed in “Item 3. Key Information—D. Risk Factors” of this annual report and other risks outlined in our other filings with the Securities and Exchange Commission, or the SEC. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we have referred to in this annual report, completely and with the understanding that our actual future results may be materially different from what we expect.

Part I

Item 1. Identity of Directors, Senior Management and Adviser

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

Our shares and per share data as of December 31, 2024 and 2023 have been presented on a retroactive basis to reflect the Reorganization.

History of Share Issuances

The following is a summary of our share issuances since incorporation.

On July 16, 2020, Quality Corporate Services Ltd., the subscriber to our memorandum of association, initially subscribed for and was issued 1 ordinary share, par value $1.00, which was subsequently transferred to Shengfeng International Limited on the same date. Also on July 16, 2020, we issued 49,999 ordinary shares, par value $1.00 per share, to Shengfeng International Limited, of which 6,000 ordinary shares were transferred to Everbright International Development Limited on September 29, 2020.

On December 18, 2020, we undertook the following corporate actions:

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

Our Corporate Structure

Shengfeng Development Limited is a holding company incorporated in the Cayman Islands. As a holding company with no material operations of its own, its operations have been conducted in China by its subsidiaries and through certain contractual arrangements (“the VIE Agreements”) with a VIE, Shengfeng Logistics and the VIE’s subsidiaries. For accounting purposes, we control and receive the economic benefits of the VIE and the VIE’s subsidiaries’ business operations through the VIE Agreements, which enables us to consolidate the financial results of the VIE and the VIE’s subsidiaries in our consolidated financial statement under U.S. GAAP. Neither we nor our subsidiaries own any equity interests in the VIE or the VIE’s subsidiaries.

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

Significant subsidiaries of Shengfeng Cayman and significant subsidiaries of Shengfeng Logistics, as that term is defined under Section 1-02 of Regulation S-X under the Securities Act, consist of the following entities:

No.	Name of subsidiaries	Place of incorporation	Date of incorporation or acquisition	Percentage of direct or indirect	Principal activities

1	Shengfeng Holding Limited (“Shengfeng HK”)	Hong Kong	August 18, 2020	100%	Investment holding of Tianyu
2	Tianyu Shengfeng Logistics Group Co., Ltd. (“Tianyu”, formerly known as “Fujian Tianyu Shengfeng Logistics Co., Ltd.”)	Fujian, the PRC	December 16, 2020	100%	Investment holding of Shengfeng VIE

	VIE and VIE’s subsidiaries:
3	Shengfeng Logistics Group Co., Ltd. (“Shengfeng VIE” or “Shengfeng Logistics”)	Fujian, the PRC	December 7, 2001	100%	Transportation and warehouse storage management service
4	Fuqing Shengfeng Logistics Co., Ltd.	Fujian, the PRC	April 15, 2011	100%	Transportation and warehouse storage management service
5	Xiamen Shengfeng Logistics Co., Ltd.	Fujian, the PRC	December 22, 2011	100%	Transportation and warehouse storage management service
6	Guangdong Shengfeng Logistics Co., Ltd.	Guangdong, the PRC	December 30, 2011	100%	Transportation and warehouse storage management service
7	Hainan Shengfeng Supply Chain Management Co., Ltd.	Hainan, the PRC	August 18, 2020	51%	Transportation and warehouse storage management service
8	Beijing Tianyushengfeng E-commerce Technology Co., Ltd.	Beijing, the PRC	January 9, 2004	100%	Transportation and warehouse storage management service
9	Beijing Shengfeng Supply Chain Management Co., Ltd.	Beijing, the PRC	April 13, 2016	100%	Transportation and warehouse storage management service
10	Shengfeng Logistics (Guizhou) Co., Ltd.	Guizhou, the PRC	August 15, 2017	100%	Transportation and warehouse storage management service
11	Shengfeng Logistics (Tianjin) Co., Ltd.	Tianjin, the PRC	March 8, 2016	100%	Transportation and warehouse storage management service
12	Shengfeng Logistics (Shandong) Co., Ltd.	Shandong, the PRC	March 15, 2016	100%	Transportation and warehouse storage management service
13	Shengfeng Logistics Hebei Co., Ltd.	Hebei, the PRC	February 17, 2016	100%	Transportation and warehouse storage management service
14	Shengfeng Logistics (Henan) Co., Ltd.	Henan, the PRC	March 28, 2016	100%	Transportation and warehouse storage management service
15	Shengfeng Logistics (Liaoning) Co., Ltd.	Liaoning, the PRC	March 2, 2016	100%	Transportation and warehouse storage management service
16	Shengfeng Logistics (Yunnan) Co., Ltd.	Yunnan, the PRC	January 25, 2016	100%	Transportation and warehouse storage management service
17	Shengfeng Logistics (Guangxi) Co., Ltd.	Guangxi, the PRC	February 1, 2016	100%	Transportation and warehouse storage management service
18	Hubei Shengfeng Logistics Co., Ltd.	Hubei, the PRC	December 15, 2010	100%	Transportation and warehouse storage management service

No.	Name of subsidiaries	Place of incorporation	Date of incorporation or acquisition	Percentage of direct or indirect	Principal activities

19	Shengfeng Logistics Group (Shanghai) Supply Chain Management Co., Ltd.	Shanghai, the PRC	August 26, 2015	100%	Transportation and warehouse storage management service
20	Shanghai Shengxu Logistics Co., Ltd.	Shanghai, the PRC	June 4, 2003	100%	Transportation and warehouse storage management service
21	Hangzhou Shengfeng Logistics Co., Ltd.	Zhejiang, the PRC	June 10, 2010	100%	Transportation and warehouse storage management service
22	Nanjing Shengfeng Logistics Co., Ltd.	Jiangsu, the PRC	August 30, 2011	100%	Transportation and warehouse storage management service
23	Suzhou Shengfeng Logistics Co., Ltd.	Jiangsu, the PRC	January 14, 2005	90%	Transportation and warehouse storage management service
24	Suzhou Shengfeng Supply Chain Management Co., Ltd.	Jiangsu, the PRC	August 9, 2019	100%	Transportation and warehouse storage management service
25	Shengfeng Supply Chain Management Co., Ltd.	Fujian, the PRC	June 19, 2014	100%	Transportation and warehouse storage management service
26	Fuzhou Shengfeng Transportation Co., Ltd.	Fujian, the PRC	April 18, 2019	100%	Transportation and warehouse storage management service
27	Sichuan Shengfeng Logistics Co., Ltd.	Sichuan, the PRC	June 27, 2019	100%	Transportation and warehouse storage management service
28	Fujian Shengfeng Logistics Co., Ltd.	Fujian, the PRC	April 2, 2020	100%	Transportation and warehouse storage management service
29	Fujian Dafengche Information Technology Co. Ltd.	Fujian, the PRC	August 26, 2020	100%	Software engineering
30	Ningde Shengfeng Logistics Co. Ltd	Fujian, the PRC	November 12, 2018	51%	Transportation and warehouse storage management service
31	Shengfeng Logistics (Zhejiang) Co., Ltd.	Zhejiang, the PRC	February 1, 2021	100%	Transportation and warehouse storage management service
32	Chengdu Shengfeng Supply Chain Management Co., Ltd.	Chengdu, the PRC	October 12, 2021	100%	Supply chain management service
33	Shengfeng Logistics Group (Ningde) Supply Chain Management Co., Ltd.	Fujian, the PRC	September 23, 2022	100%	Supply chain management service
34	Anhui Shengfeng Supply Chain Management Co., Ltd.	Anhui, the PRC	November 29, 2023	100%	Transportation and warehouse storage management service
35	Shenzhen Tianyu Shengfeng Supply Chain Management Co., Ltd. (a)	Guangdong, the PRC	May 19, 2023	100%	Transportation and supply chain management service
36	Ningbo Shengfeng Supply Chain Co., Ltd.	Zhejiang, the PRC	April 16, 2024	100%	Transportation and warehouse storage management service
37	Qingdao Shengfeng Supply Chain Co., Ltd.	Shandong, the PRC	April 22, 2024	100%	Transportation and warehouse storage management service
38	Zhongshan Shengfeng Supply Chain Management Co., Ltd.	Guangdong, the PRC	May 15, 2024	100%	Transportation and warehouse storage management service
39	Hunan Shengfeng Supply Chain Management Co., Ltd.	Hunan, the PRC	May 23, 2024	100%	Transportation and warehouse storage management service
40	Jiangxi Shengfeng Supply Chain Management Co., Ltd.	Jiangxi, the PRC	May 24, 2024	100%	Transportation and warehouse storage management service

No.	Name of subsidiaries	Place of incorporation	Date of incorporation or acquisition	Percentage of direct or indirect	Principal activities

41	Dongguan Shengfeng Supply Chain Management Co., Ltd.	Guangdong, the PRC	July 7, 2024	100%	Transportation and warehouse storage management service
42	Langfang Shengfeng Logistics Co., Ltd	Hebei, the PRC	August 27, 2024	100%	Transportation and warehouse storage management service
43	Liaoning Tianyu Changsheng Supply Chain Management Co., Ltd.	Liaoning, the PRC	October 16, 2024	66%	Transportation and warehouse storage management service
44	Chongqing Tianyu Shengfeng Supply Chain Management Co., Ltd	Chongqin, the PRC	October 21, 2024	100%	Transportation and supply chain management service
45	Fujian Shengfeng Fulai Low Altitude Comprehensive Service Co., Ltd.	Fujian, the PRC	November 7, 2024	51%	Transportation and cargo packaging service
46	Fujian Shengfeng Zhuoyue Shipping Engineering Technology Co., Ltd.	Fujian, the PRC	December 9, 2024	51%	Technical services and development

	Significant subsidiaries of Tianyu:
47	Yichun Shengfeng Logistics Co., Ltd.	Jiangxi, the PRC	December 1, 2022	100%	Transportation and warehouse storage management service
48	Fujian Shengfeng Smart Technology Co., Ltd. (“SF Smart”)(b)	Fujian, the PRC	April 20, 2023	0%	Property management service
49	Fujian Pingtan Tianyu Shengfeng Technology Co., Ltd. (“Pingtan SF”) (c)	Fujian, the PRC	September 27, 2023	0%	Supply chain management service
50	Hubei Tianyu Shengfeng Logistics Co., Ltd	Hubei, the PRC	November 14, 2023	100%	Transportation and supply chain management service
51	Wanzai Shengfeng Logistics Co., Ltd (d)	Jiangxi, the PRC	January 4, 2024	0%	Transportation and supply chain management service

(a)	On June 12, 2024, Tianyu transferred its 100% equity interests in Shenzhen Tianyu Shengfeng Supply Chain Management Co., Ltd. to Shengfeng Logistics.

(b)	On April 20, 2023, SF Smart was set up in Fujian, China, with 55% of the equity interests owned by Tianyu, and 45% of the equity interests owned by Shengfeng Supply Chain Management Co., Ltd. During the year ended December 31, 2023, Tianyu entered into an equity purchase agreement to sell its 51% equity interest in Pingtan SF and Pingtan SF’s subsidiary (SF Smart) to a third party. The transaction was completed on March 13, 2024.

On June 3, 2024, Shengfeng Supply Chain Management Co., Ltd. entered into an equity purchase agreement to sell its 49% equity interest in Pingtan SF and Pingtan SF’s subsidiary (SF Smart) to a third party. The equity transfer was completed on June 19, 2024.

(c)	On September 27, 2023, Pingtan SF was set up in Fujian, China, with 51% of the equity interests owned by Tianyu, and 49% of the equity interests owned by Shengfeng Supply Chain Management Co., Ltd. Tianyu further entered into an agreement to sell 51% equity interest of Pingtan SF and Pingtan SF’s subsidiary (SF Smart) to a third party for a consideration of $7.2 million (RMB51.0 million). Tianyu received $2.8 million (RMB20.0 million) as of December 31, 2023 and received the remaining balance on January 12, 2024. The transaction was completed on March 13, 2024.

On June 3, 2024, Shengfeng Supply Chain Management Co., Ltd. entered into an agreement to sell 49% equity interest of Pingtan SF and Pingtan SF’s subsidiary (SF Smart) to a third party for a consideration of $6.8 million (RMB49.0 million). Shengfeng Supply Chain Management Co., Ltd. received $6.1 million (RMB44.0 million) as of December 31, 2024. The remaining consideration shall be paid before June 30, 2025. The equity transfer was completed on June 19, 2024.

(d)	Wanzai Shengfeng Logistics Co., Ltd. was deregistered on October 29, 2024

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

Although we take every precaution available to effectively enforce the contractual and corporate relationship, the VIE structure has its inherent risks that may affect your investment, including less effectiveness and certainties than direct ownership and potential substantial costs to enforce the terms of the VIE Agreements. For example, Shengfeng Logistics and the Shengfeng Logistics Shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. If we had direct ownership of Shengfeng Logistics, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of Shengfeng Logistics, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current VIE Agreements, we rely on the performance by Shengfeng Logistics and the Shengfeng Logistics Shareholders of their respective obligations under the contracts to exercise control over Shengfeng Logistics. The Shengfeng Logistics Shareholders may not act in the best interests of our Company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the VIE Agreements with Shengfeng Logistics. Furthermore, failure of the VIE shareholders to perform certain obligations could compel the Company to rely on legal remedies available under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which may not be effective. Additionally, if any disputes relating to these contracts remain unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation, and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system and the Company may incur substantial costs to enforce the terms of the VIE Agreements. We, as a Cayman Islands holding company, may have difficulty in enforcing any rights we may have under the VIE Agreements with the VIE, its founders and owners, in PRC because all of our VIE Agreements are governed by the PRC laws and provide for the resolution of disputes through arbitration in the PRC, where legal environment in the PRC is not as developed as in the United States. Also, these VIE Agreements may not be enforceable in China if PRC government authorities or courts take a view that such VIE Agreements contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event we are unable to enforce these VIE Agreements, we may not be able to exert effective control over Shengfeng Logistics, and our ability to conduct our business may be materially and adversely affected. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure” and “—D. Risk Factors—Risks Relating to Doing Business in the PRC” for more information. In particular, see “—D. Risk Factors—Risks Relating to Our Corporate Structure—Our VIE Agreements with Shengfeng Logistics and the Shengfeng Logistics Shareholders may not be effective in providing control over Shengfeng Logistics,” “—D. Risk Factors—Risks Relating to Our Corporate Structure—The Shengfeng Logistics Shareholders have potential conflicts of interest with our Company which may adversely affect our business and financial condition,” “—D. Risk Factors—Risks Relating to Our Corporate Structure—Our VIE Agreements are governed by the laws of the PRC and we may have difficulty in enforcing any rights we may have under these contractual arrangements” and “—D. Risk Factors—Risks Relating to Doing Business in the PRC—We may be required to obtain permission from Chinese authorities (i) to issue our Class A Ordinary Shares to foreign investors and/or (ii) for the VIE’s operations, and if either or both are required and we are not able to obtain such permission in a timely manner, the securities currently being offered may substantially decline in value and become worthless.”

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

Risks Associated with being based in the PRC

We are subject to certain legal and operational risks associated with having the majority of our operations in China, which could cause the value of our securities to significantly decline or become worthless. PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and as a result these risks may result in material changes in the operations of the VIE and the VIE’s subsidiaries, significant depreciation or a complete loss of the value of our Class A Ordinary Shares, or a complete hindrance of our ability to offer, or continue to offer, our securities to investors. Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As of the date of this annual report, we, our PRC subsidiary, and VIE and the VIE’s subsidiaries have not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice, or sanction. We believe that we are not subject to cybersecurity review with the Cyberspace Administration of China (the “CAC”) under the Cybersecurity Review Measures that became effective on February 15, 2022, given that: (i) we presently possesses personal information of less than one (1) million individual users in our business operations, as of the date of this annual report; and (ii) data processed in our business is less likely to have a bearing on national security, thus it may not be classified as core or important data by the authorities; we are also not subject to network data security review by the CAC even if the Regulations on the Network Data Security Administration (the “Security Administration”) has come into effect on January 1, 2025, since we currently do not have over one million users’ personal information and do not collect data that affects or may affect national security and we do not anticipate that we will be collecting over one million users’ personal information or data that affects or may affect national security in the foreseeable future, which we understand might otherwise subject us to the Security Administration. See “—D. Risk Factors—Risks Relating to Doing Business in the PRC—Our business generates and processes a large quantity of data, and improper handling of or unauthorized access to such data may adversely affect our business. In light of recent events indicating greater oversight by the Cyberspace Administration of China, or CAC, over data security, particularly for companies seeking to list on a foreign exchange, we are subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, our continued listing on Nasdaq, our financial condition, results of operations, and the subsequent offering.”

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

Holding Foreign Companies Accountable Act

Our Class A Ordinary Shares may be prohibited from trading on a national exchange or over-the-counter under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the Public Company Accounting Oversight Board (United States) (the “PCAOB”) is unable to inspect our auditors for three consecutive years beginning in 2021. As of the date of the annual report, the Company’s auditor prior to November 11, 2022, Friedman LLP (“Friedman”), headquartered in New York, New York, has been inspected by the PCAOB on a regular basis, with the last inspection in October 2020. Our current auditor, Marcum Asia CPAs LLP (“Marcum Asia”), has been inspected by the PCAOB on a regular basis. Neither Friedman nor Marcum Asia is subject to the determinations announced by the PCAOB on December 16, 2021. If trading in our Class A Ordinary Shares is prohibited under the HFCA Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our Class A Ordinary Shares and trading in our Class A Ordinary Shares could be prohibited. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the U.S. Securities and Exchange Commission (the “SEC”) to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”) governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. See “—D. Risk Factors—Risks Relating to Doing Business in the PRC—Recent joint statement by the SEC and the Public Company Accounting Oversight Board (United States), or the “PCAOB,” rule changes by Nasdaq, and an act passed by the U.S. Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offerings and affect our ability to list our securities on the Nasdaq Capital Market.”

Permissions Required from the PRC Authorities for The VIE’s Operations and the Company’s Issuance of Securities to Foreign Investors

We are currently not required to obtain permission from any of the PRC authorities to operate and issue our Class A Ordinary Shares to foreign investors. In addition, neither we, our subsidiaries, the VIE nor the VIE’s subsidiaries are required to obtain permission or approval from the PRC authorities including the CSRC and CAC for the VIE’s operation, nor have we, our subsidiaries, the VIE nor the VIE’s subsidiaries received any denial for the VIE’s operations. However, recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the “Opinions,” which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. On February 17, 2023, the CSRC promulgated the Trial Measures and five supporting guidelines, or the “New Overseas Listing Rules”, which came into effect on March 31, 2023. The New Overseas Listing Rules require Chinese domestic enterprises to complete filings with relevant governmental authorities and report related information under certain circumstances, such as, a) an issuer making an application for initial public offering and listing in an overseas market; b) an issuer making an overseas securities offering after having been listed on an overseas market; c) an issuer offering securities on an overseas market to purchase assets after having been listed overseas; and d) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

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

Dividend Distributions, Cash Transfer, and Tax Consequences

Shengfeng Cayman transfers cash to its wholly owned Hong Kong subsidiary, Shengfeng HK, by making capital contributions or providing loans, and Shengfeng HK transfers cash to its wholly owned subsidiary Tianyu Shengfeng Logistics Group Co., Ltd. (“Tianyu”) based in China by making capital contributions or providing loans to it. Because Shengfeng Cayman consolidates the financial statements of the VIE under the U.S. GAAP in reliance upon contractual arrangements and is regarded as the primary beneficiary of the VIE for accounting purposes, Shengfeng Cayman’s subsidiaries are not able to make direct capital contributions to the VIE and their subsidiaries. However, Shengfeng Cayman’s subsidiaries may transfer cash to the VIEs by making loans or payments to the VIEs for inter-group transactions. For the fiscal year ended December 31, 2024, VIE and the VIE’s subsidiaries paid approximately $6.6 million to WFOE and WFOE’s subsidiaries as operating cash payments, WFOE and WFOE’s subsidiaries paid approximately $3.0 million to VIE and the VIE’s subsidiaries as operating cash payments. For the fiscal year ended December 31, 2023, Shengfeng Cayman transferred approximately $6.7 million to Shengfeng HK for working capital loans. Shengfeng HK paid approximately $6.7 million to WFOE as a capital contribution. Shengfeng Supply Chain Management Co., Ltd. paid approximately $7.0 million to Pingtan SF as a capital contribution. No inter-company cash transfers or transfers of other assets have occurred among Shengfeng Cayman, Shengfeng HK, WFOE, the VIE and the VIE’s subsidiaries for the fiscal year ended December 31, 2022.

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

If needed, cash can be transferred between our holding company and subsidiaries through intercompany fund advances, and there are currently no restrictions on transferring funds between our Cayman Islands holding company and subsidiaries in Hong Kong and mainland China, other than certain restrictions and limitations imposed by the PRC government. Currently, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for transfer of funds involving money laundering and criminal activities. Additionally, under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the SAFE, by complying with certain procedural requirements. Therefore, our PRC subsidiary is able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Current PRC regulations permit our PRC subsidiary to pay dividends to shareholders only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. See “—D. Risk Factors—Governmental control of currency conversion may affect the value of your investment and our payment of dividends” and “—D. Risk Factors — Risks Relating to Doing Business in the PRC — Our PRC subsidiary is subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business.” For the fiscal year ended December 31, 2024, VIE and the VIE’s subsidiaries paid approximately $6.6 million to WFOE and WFOE’s subsidiaries as operating cash payments, WFOE and WFOE’s subsidiaries paid approximately $3.0 million to VIE and the VIE’s subsidiaries as operating cash payments.. For the fiscal year ended December 31, 2023, Shengfeng Cayman transferred approximately $6.7 million to Shengfeng HK for working capital loans. Shengfeng HK paid approximately $6.7 million to WFOE as a capital contribution. Shengfeng Supply Chain Management Co., Ltd. paid approximately $7.0 million to Pingtan SF for capital contribution. No cash transfers, dividends, or distributions have occurred among our Company, our subsidiaries, and the VIE for the fiscal year ended December 31, 2022. As of the date of this annual report, none of our subsidiaries or the VIE have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders.

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

The following tables present selected condensed consolidating financial data of Shengfeng Cayman and its subsidiaries, the VIE, and the VIE’s subsidiaries for the fiscal years ended December 31, 2024, 2023 and 2022, and balance sheet data as of December 31, 2024, 2023 and 2022, which have been derived from our audited consolidated financial statements for those years.

As of and for the fiscal year ended December 31, 2024

	Shengfeng Development Limited (Shengfeng Cayman)	Shengfeng HK (100% owned by Shengfeng Cayman)	Tianyu Shengfeng Logistics Group Co., Ltd. (WFOE) (100% owned by Shengfeng HK)	Shengfeng Logistics Group Co., Ltd. and its subsidiaries (VIE)	Eliminations	Consolidated Total
	$ in thousands
Condensed Consolidating Schedule – Balance Sheet
Assets:
Current assets	$376	$10	$5,531	$203,213	$(3,892)	$205,238
Receivable from VIE	$-	$-	$109,912	$-	$(109,912)	$-
Investments in subsidiaries	$116,768	$116,758	$-	$-	$(233,526)	$-
Non-current assets	$116,768	$123,408	$112,245	$102,559	$(350,088)	$104,892
Total assets	$117,144	$123,418	$117,776	$305,772	$(353,980)	$310,130
Liabilities:
Current liabilities	$-	$6,660	$943	$165,668	$(10,587)	$162,684
Payable to WFOE	$-	$-	$-	$109,912	$(109,912)	$-
Non-current liabilities	$-	$-	$75	$23,925	$-	$24,000
Total liabilities	$-	$6,660	$1,018	$299,505	$(120,499)	$186,684
Total equity	$117,144	$116,758	$116,758	$6,267	$(233,481)	$123,446
Total liabilities and equity	$117,144	$123,418	$117,776	$305,772	$(353,980)	$310,130

Condensed Consolidating Schedule – Statement of Operations
Revenues	$-	$-	$14,979	$498,122	$(8,943)	$504,158
Cost of revenues	$-	$-	$(14,063)	$(453,365)	$9,554	$(457,874)
Gross profit	$-	$-	$916	$44,757	$611	$46,284
Operating expenses	$(259)	$-	$(1,053)	$(30,306)	$-	$(31,618)
Technical service income from VIE and its subsidiaries (1)	$-	$-	$10,490	$-	$(10,490)	$-
Technical Service expense in WFOE (1)	$-	$-	$-	$(10,490)	$10,490	$-
Income for equity method investments	$10,477	$10,477	$-	$-	$(20,954)	$-
Net income	$10,218	$10,477	$10,477	$10,490	$(30,835)	$10,827

Condensed Consolidating Schedule – Statement of Cash Flows
Net cash provided by (used in) operating activities	$(522)	$-	$1,574	$13,958	$-	$15,010
Net cash used in investing activities	$-	$-	$(5,805)	$(26,824)	$-	$(32,629)
Net cash provided by financing activities	$-	$-	$-	$29,072	$-	$29,072
Effects of exchange rate changes on cash, cash equivalents and restricted cash	$-	$-	$23	$(556)	$-	$(533)
Net increase (decrease) in cash, cash equivalents and restricted cash	$(522)	$-	$(4,208)	$15,650	$-	$10,920
Cash, cash equivalents and restricted cash, beginning of year	$542	$10	$4,528	$24,213	-	$29,293
Cash, cash equivalents and restricted cash, end of year	$20	$10	$320	$39,863	$-	$40,213
Inter-company cash transfers
Transfer from VIE to WFOE	$-	$-	$6,579	$(6,579)	$-	$-
Transfer from WFOE to VIE	$-	$-	$(3,036)	$3,036	$-	$-

As of and for the fiscal year ended December 31, 2023

	Shengfeng Development Limited (Shengfeng Cayman)	Shengfeng HK (100% owned by Shengfeng Cayman)	Tianyu Shengfeng Logistics Group Co., Ltd. (WFOE) (100% owned by Shengfeng HK)	Shengfeng Logistics Group Co., Ltd. and its subsidiaries (VIE)	Eliminations	Consolidated Total
	$ in thousands
Condensed Consolidating Schedule – Balance Sheet
Assets:
Current assets	$635	$10	$14,434	$146,894	$(12,868)	$149,105
Receivable from VIE	$-	$-	$93,425	$-	$(93,425)	$-
Investments in subsidiaries	$107,312	$107,302	$-	$-	$(214,614)	$-
Non-current assets	$107,312	$113,952	$114,021	$103,055	$(321,607)	$116,733
Total assets	$107,947	$113,962	$128,455	$249,949	$(334,475)	$265,838
Liabilities:
Current liabilities	$-	$6,660	$21,061	$127,603	$(18,948)	$136,376
Payable to WFOE	$-	$-	$-	$93,425	$(93,425)	$-
Non-current liabilities	$-	$-	$92	$17,057	$-	$17,149
Total liabilities	$-	$6,660	$21,153	$238,085	$(112,373)	$153,525
Total equity	$107,947	$107,302	$107,302	$11,864	$(222,102)	$112,313
Total liabilities and equity	$107,947	$113,962	$128,455	$249,949	$(334,475)	$265,838

Condensed Consolidating Schedule – Statement of Operations
Revenues	$-	$-	$14,098	$401,825	$(11,802)	$404,121
Cost of revenues	$-	$-	$(13,137)	$(355,662)	$11,184	$(357,615)
Gross profit	$-	$-	$961	$46,163	$(618)	$46,506
Operating expenses	$(421)	$-	$(472)	$(31,743)	$36	$(32,600)
Technical service income from VIE and its subsidiaries (1)	$-	$-	$10,828	$-	$(10,828)	$-
Technical Service expense in WFOE (1)	$-	$-	$-	$(10,828)	$10,828	$-
Income for equity method investments	$11,310	$11,310	$-	$-	$(22,620)	$-
Net income	$10,889	$11,310	$11,310	$10,828	$(34,029)	$10,308

Condensed Consolidating Schedule – Statement of Cash Flows
Net cash provided by (used in) operating activities	$(514)	$-	$2,982	$9,645	$-	$12,113
Net cash used in investing activities	$(6,660)	$(6,650)	$(19,080)	$(6,694)	$20,263	$(18,821)
Net cash provided by (used in) financing activities	$7,669	$6,660	$20,842	$(1,717)	$(20,263)	$13,191
Effects of exchange rate changes on cash, cash equivalents and restricted cash	$-	$-	$(216)	$(342)	$-	$(558)
Net increase in cash, cash equivalents and restricted cash	$495	$10	$4,670	$750	$-	$5,925
Cash, cash equivalents and restricted cash, beginning of year	$47	$-	$-	$23,321	-	$23,368
Cash, cash equivalents and restricted cash, end of year	$542	$10	$4,528	$24,213	$-	$29,293
Inter-company cash transfers
Transfer from Shengfeng Cayman to Shengfeng HK	$(6,660)	$6,660	$-	$-	$-	$-
Transfer from Shengfeng HK to WFOE	$-	$(6,650)	$6,650	$-	$-	$-
Transfer from VIE to WFOE	$-	$-	$6,954	$(6,954)	$-	$-

As of and for the fiscal year ended December 31, 2022

	Shengfeng Development Limited (Shengfeng Cayman)	Shengfeng HK (100% owned by Shengfeng Cayman)	Tianyu Shengfeng Logistics Group Co., Ltd. (WFOE) (100% owned by Shengfeng HK)	Shengfeng Logistics Group Co., Ltd. and its subsidiaries (VIE)	Eliminations	Consolidated Total
	$ in thousands
Condensed Consolidating Schedule – Balance Sheet
Assets:
Current assets	$47	$-	$-	$135,650	$-	$135,697
Receivable from VIE	$-	$-	$91,695	$-	$(91,695)	$-
Investments in subsidiaries	$91,695	$91,695	$-	$-	$(183,390)	$-
Non-current assets	$91,776	$91,695	$91,695	$109,481	$(275,085)	$109,562
Total assets	$91,823	$91,695	$91,695	$245,131	$(275,085)	$245,259
Liabilities:
Current liabilities	$600	$-	$-	$130,196	$-	$130,796
Payable to WFOE	$-	$-	$-	$91,695	$(91,695)	$-
Non-current liabilities	$-	$-	$-	$111,072	$(91,695)	$19,377
Total liabilities	$600	$-	$-	$241,268	$(91,695)	$150,173
Total equity	$91,223	$91,695	$91,695	$3,863	$(183,390)	$95,086
Total liabilities and equity	$91,823	$91,695	$91,695	$245,131	$(275,085)	$245,259

Condensed Consolidating Schedule – Statement of Operations
Revenues	$-	$-	$-	$370,325	$-	$370,325
Cost of revenues	$-	$-	$-	$(328,793)	$-	$(328,793)
Gross profit	$-	$-	$-	$41,532	$-	$41,532
Operating expenses	$(472)	$-	$-	$(31,214)	$-	$(31,686)
Technical service income from VIE and its subsidiaries (1)	$-	$-	$8,298	$-	$(8,298)	$-
Technical Service expense in WFOE (1)	$-	$-	$-	$(8,298)	$8,298	$-
Income for equity method investments	$8,298	$8,298	$-	$-	$(16,596)	$-
Net income	$7,826	$8,298	$8,298	$-	$(16,596)	$7,826

Condensed Consolidating Schedule – Statement of Cash Flows
Net cash provided by (used in) operating activities	$(472)	$-	$-	$7,402	$-	$6,930
Net cash used in investing activities	$-	$-	$-	$(6,715)	$-	$(6,715)
Net cash provided by financing activities	$519	$-	$-	$5,530	$-	$6,049
Effects of exchange rate changes on cash, cash equivalents and restricted cash	$-	$-	$-	$(1,814)	$-	$(1,814)
Net increase in cash, cash equivalents and restricted cash	$47	$-	$-	$4,403	$-	$4,450
Cash, cash equivalents and restricted cash, beginning of year	$-	$-	$-	$18,918	-	$18,918
Cash, cash equivalents and restricted cash, end of year	$47	$-	$-	$23,321	$-	$23,368
Inter-company cash transfers (2)	-	-	-	-	-	-

(1)	Represents technical service fee, including the basic annual fee and the floating fee, which equals to 100% of the VIE’s income net of tax, pursuant to the Exclusive Technical Consultation and Service Agreements.

(2)	There were no inter-company cash transfers among Shengfeng Cayman, Shengfeng HK, WFOE, the VIE and the VIE’s subsidiaries for the years ended December 31, 2022.

A. [Reserved]

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

Risks Relating to Our Corporate Structure

Our corporate structure, in particular our WFOE’s contractual arrangements (the “VIE Agreements”) with Shengfeng Logistics and the Shengfeng Logistics Shareholders, together holding 100% of the shares in Shengfeng Logistics, are subject to significant risks, as set forth in the following risk factors.

If the PRC government deems that the contractual arrangements in relation to the VIE do not comply with applicable PRC law or PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

We currently operate our business through Shengfeng Logistics, a VIE, pursuant to the VIE Agreements, and the VIE’s subsidiaries. As a result of these contractual arrangements, under U.S. GAAP, the assets and liabilities of Shengfeng Logistics are treated as our assets and liabilities and the results of operations of Shengfeng Logistics are treated in all aspects as if they were the results of our operations. For a description of these contractual arrangements, see “Item 3. Key Information—Our VIE Agreements.”

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

The NDRC and the MOFCOM promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Edition) (the “2024 National Negative List”) on September 6, 2024, effective on November 1, 2024.

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

Recent joint statement by the SEC and the Public Company Accounting Oversight Board (United States), or the “PCAOB,” rule changes by Nasdaq, and an act passed by the U.S. Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offerings and affect our ability to list our securities on the Nasdaq Capital Market.

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

Our auditor, Marcum Asia CPAs LLP (“Marcum Asia”), the independent registered public accounting firm that issue the audit report included elsewhere in this annual report, as auditors of companies that are traded publicly in the United States and firms registered with the PCAOB, has been subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Marcum Asia, has been inspected by the PCAOB on a regular basis. Marcum Asia is not subject to the determinations announced by the PCAOB on December 16, 2021. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. Each year, the PCAOB will determine whether it can inspect and investigate completely accounting firms headquartered in mainland China and Hong Kong. Furthermore, the Accelerating HFCA Act, which requires that the PCAOB be permitted to inspect the issuer’s public accounting firm within two years, may result in the delisting of our Company in the future if the PCAOB is unable to inspect our accounting firm at such future time. Our securities may be prohibited from trading if our auditor cannot be fully inspected. While the Company’s auditor is based in the U.S. and is registered with PCAOB and subject to PCAOB inspection, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such inability could cause trading in the Company’s securities to be prohibited under the Accelerating HFCA Act, and ultimately result in a determination by a securities exchange to delist the Company’s securities. If trading in our Class A Ordinary Shares is prohibited under the Accelerating HFCA Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our Class A Ordinary Shares. A termination in the trading of our securities or any restriction on the trading in our securities would be expected to have a negative impact on the Company as well as on the value of our securities.

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

As of the date of this annual report, Mr. Yongxu Liu has completed the initial registrations of SAFE Circular 37 with the qualified banks, as required by the regulations. We may not be informed of the identities of all the PRC residents holding direct or indirect interest in our Company, however, and we have no control over any of our future beneficial owners. Thus, we cannot provide any assurance that our current or future PRC resident beneficial owners will comply with our request to make or obtain any applicable registrations or continuously comply with all registration procedures set forth in these SAFE regulations. Such failure or inability of our PRC residents beneficial owners to comply with these SAFE regulations may subject us or our PRC resident beneficial owners to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiary’s ability to distribute dividends to or obtain foreign-exchange-dominated loans from us, or prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially and adversely affected.

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

Current PRC regulations permit our PRC subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiary is required to set aside at least 10% of its respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiary may also allocate a portion of its respective after-tax profits based on PRC accounting standards to employee welfare and bonus funds at its discretion. These reserves are not distributable as cash dividends. These limitations on the ability of our PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments, or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

The success of our business largely depends on our ability to maintain and further enhance our service quality. About 17% of our freight transportation services are provided, through the VIE and the VIE’s subsidiaries, by our self-owned fleet and the balance is provided by third-party transportation providers. Together with third-party transportation providers, we, through the VIE and the VIE’s subsidiaries, provide B2B freight transportation services, cloud storage, and value-added services to our clients. If we or third-party transportation providers are unable to provide services in a timely, reliable, safe, and secure manner, our reputation and client loyalty could be negatively affected. If our client service personnel fail to satisfy client needs and respond effectively to client complaints, we may lose potential or existing clients and experience a decrease in client orders, which could have a material adverse effect on our business, financial condition and results of operations.

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

Furthermore, as we diversify service offerings and further expand our client base, we may face competition from existing or new players in those new sectors. In particular, we may face competition from existing or new express delivery service providers which may expand their service offerings to freight transportation and logistics services or adopt a business model disruptive to our business and compete with us for hiring delivery personnel. Similarly, existing players in an adjacent or sub-market may choose to leverage their existing infrastructure and expand their services to serve our clients. If these players succeed in doing so, our business could be encroached by their entrance and adversely affected.

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

A disruption or failure of our systems or operations in the event of a major earthquake, weather event, cyber-attack, heightened security measures, actual or threatened terrorist attack, strike, civil unrest, pandemic including COVID-19, or other catastrophic event could cause delays in providing services or performing other critical functions. A catastrophic event that results in the destruction or disruption of any of our critical business or information systems could harm our ability to conduct normal business operations and adversely impact our operating results.

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

Pursuant to the Administrative Provisions Concerning the Running of Cargo Vehicles with Out-of-Gauge Goods promulgated by the PRC Ministry of Transport, which was amended and became effective on August 11, 2021, cargo vehicles running on public roads shall not carry cargo weighing more than, and their dimensions shall not exceed, the limits set forth by such provisions. The operation of our vehicle fleet is subject to these provisions. If our trucks are not in compliance with such provisions, we may be required to reduce the length of our trucks or purchase new ones to replace them. Otherwise, we may be subject to penalties if we continue to operate those trucks that exceed the limits set forth in the provisions.

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

Transportation cost is one of the major costs of companies in the contract logistics industry, and fuel cost is a component of transportation cost. Fluctuation of fuel prices will have a certain impact on the profitability of contract logistics service providers. Fuel costs accounted for approximately 1.62% of our total cost of revenue for the fiscal year ended December 31, 2024. Considering the number of vehicles we own, it is estimated that if the fuel price fluctuates by +/- 5%, the cost of revenue may increase or decrease by $0.37 million for the current year, which will either increase or decrease our net profit by a maximum of $0.28 million. Fuel costs accounted for approximately 2.45% of our total cost of revenue for the fiscal year ended December 31, 2023. Considering the number of vehicles we own, it is estimated that if the fuel price fluctuates by +/- 5%, the cost of revenue may increase or decrease by $0.44 million for the current year, which will either increase or decrease our net profit by a maximum of $0.33 million. Fuel costs accounted for approximately 4.13% of our total cost of revenue for the fiscal year ended December 31, 2022. Considering the number of vehicles we own, it was estimated that if the fuel price fluctuated by +/- 5%, the cost of revenue may increase or decrease by $0.68 million for the fiscal year ended December 31, 2022, which would either increase or decrease our net profit by a maximum of $0.51 million. If fuel prices rise significantly in the future, we will experience the pressure of increased costs.

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

Our business depends on the services provided by, and relationships with, various third parties, including third-party transportation providers, among others. For the fiscal years ended December 31, 2024, 2023 and 2022, about 83%, 77% and 71% of our freight transportation services were provided by third-party transportation providers, respectively, which included owner-operators of a single truck, private fleets, and large trucking companies. Several third-party transportation providers contributed a significant part of the total cost of revenue of the Company. In particular, for the year ended December 31, 2024, Hubei LuGe Logistics Co., Ltd. contributed approximately 22.0% of total cost of revenues of the Company and Fujian Jinwang Yuntong Logistics Technology Co., Ltd. contributed approximately 12.3% of total cost of revenues of the Company. For the fiscal year ended December 31, 2023, Fujian Jinwang Yuntong Logistics Technology Co., Ltd. contributed approximately 32.7% of the total cost of revenue of the Company. For the fiscal year ended December 31, 2022, Fujian Jinwang Yuntong Logistics Technology Co., Ltd. contributed approximately 23.5% of the total cost of revenue of the Company. The failure of these and other third parties to perform in compliance with our agreements may negatively impact our business.

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

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law which took effect in September 2021. The Data Security Law requires that data shall not be collected by theft or other illegal means, and it also provides that a data classification and hierarchical protection system. The data classification and hierarchical protection system protects data according to its importance in economic and social development, and the damages it may cause to national security, public interests, or the legitimate rights and interests of individuals and organizations if the data is falsified, damaged, disclosed, illegally obtained or illegally used, which protection system is expected to be built by the state for data security in the near future. In addition, on August 30, 2024, The State Council promulgated the Administration Measures for Cyber Data Security, or the “Cyber Data Security Measure”, which took effect on January 1, 2025. The Cyber Data Security Measure provides that network data processors processing personal information of more than 10 million users shall also comply with the provisions governing important data processor, including but not limited to: important data processor shall specify the person in charge of network data security and the management body for network data security. The management body for network data security shall perform the following responsibilities of network data security protection: (a) formulating and implementing network data security management systems and operation procedures as well as emergency response plans for network data security incidents; (b) organizing activities such as network data security risk monitoring, risk assessment, emergency drills, publicity, education and training on a regular basis, and promptly disposing of network data security risks and incidents; and (c) accepting and handling complaints and reports about network data security. On December 28, 2021, the CAC, the NDRC, the Ministry of Industry and Information Technology, or “MIIT,” the Ministry of Public Security, the Ministry of State Security, the Ministry of Finance, the Ministry of Commerce, People’s Bank of China, or “PBOC,” the State Administration for Market Regulation, or “SAMR,” the State Administration of Radio and Television, CSRC, the State Secrecy Administration and the State Cryptography Administration jointly promulgated the Cybersecurity Review Measures, or the “Cybersecurity Review Measures,” which became effective on February 15, 2022. Pursuant to the Cybersecurity Review Measures, if critical information infrastructure operators purchase network products and services, or network platform operators conduct data processing activities that affect or may affect national security, they will be subject to cybersecurity review. A network platform operator holding more than one million users/users’ individual information also shall be subject to cybersecurity review before listing abroad. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments and risk of network data security after going public overseas. The Cybersecurity Review Measures also provide the following key points: (i) companies who are engaged in data processing are also subject to the regulatory scope; (ii) the CSRC is included as one of the regulatory authorities for purposes of jointly establishing the state cybersecurity review working mechanism; and (iii) the risks of core data, material data or large amounts of personal information being stolen, leaked, destroyed, damaged, illegally used or transmitted to overseas parties and the risks of critical information infrastructure, core data, material data or large amounts of personal information being influenced, controlled or used maliciously shall be collectively taken into consideration during the cybersecurity review process.

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

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements as of and for the year ended December 31, 2024, we have identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the PCAOB, and other control deficiencies. The material weaknesses identified are (i) lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements and (ii) lack of proper controls designed and implemented in IT environment and IT general control activities, which mainly associated with areas of change management, access / logical security. See “Item 15. Controls and Procedures—Disclosure Controls and Procedures”.

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

Failure to correct the material weakness and other control deficiencies or failure to discover and address any other control deficiencies could result in inaccuracies in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations, and prospects, as well as the trading price of our Class A Ordinary Shares, may be materially and adversely affected. Due to the material weakness in our internal control over financial reporting as described above, our management concluded that our internal control over financial reporting was not effective as of December 31, 2024. This could adversely affect the market price of our Class A Ordinary Shares due to a loss of investor confidence in the reliability of our reporting processes.

The dual class structure of our ordinary shares has the effect of concentrating voting control with our Chairman, and his interest may not be aligned with the interests of our other shareholders.

We have a dual-class voting structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Under this structure, holders of Class A Ordinary Shares are entitled, on a vote conducted by way of poll, to one vote per one Class A Ordinary Share, and holders of Class B Ordinary Shares are entitled to 10 votes per one Class B Ordinary Share, which may cause the holders of Class B Ordinary Shares to have an unbalanced, higher concentration of voting power. As of the date of this annual report, Mr. Yongxu Liu, our chief executive officer and Chairman, beneficially owns 41,880,000, or 100%, of our issued Class B Ordinary Shares, representing approximately 91.16% of the voting rights in our Company. As a result, until such time as Mr. Yongxu Liu’s voting power is below 50%, Mr. Yongxu Liu as the controlling shareholder has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, and other significant corporate actions. He may take actions that are not in the best interests of us or our other shareholders. These corporate actions may be taken even if they are opposed by our other shareholders. Further, such concentration of voting power may discourage, prevent, or delay the consummation of change of control transactions that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. Future issuances of Class B Ordinary Shares may also be dilutive to the holders of Class A Ordinary Shares. As a result, the market price of our Class A Ordinary Shares could be adversely affected.

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

The trading price of our Class A Ordinary Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our Class A Ordinary Shares, regardless of our actual operating performance.

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

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our amended and restated memorandum and articles of association, by the Companies Act (Revised) of the Cayman Islands and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law. Appeals from the Cayman Islands Courts to the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on the courts in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the U.S. In particular, the Cayman Islands has a different body of securities laws relative to the U.S. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the U.S.

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

Shareholders of Cayman Islands exempted companies have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies (other than copies of our memorandum and articles of association, register of mortgages and charges, and any special resolutions passed by our shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. Pursuant to our articles of association, shareholders will not have any right to inspect any account or book or document of the Company except as conferred by Companies Act or as authorized by our directors or by ordinary resolution of our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our articles of association allow our shareholders holding shares representing in aggregate not less than 10% of our voting share capital in issue, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. If the directors do not convene such meeting for a date not later than 21 clear days’ after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us.

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

Item 4. Information on the Company

A. History and Development of the Company.

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

B. Business Overview.

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

We are a contract logistics company with consolidated revenue of approximately $504.2 million, $404.1 million and $370.3 million for the fiscal years ended December 31, 2024, 2023 and 2022, respectively.

Our integrated logistics solutions are comprised of three business streams: (1) B2B freight transportation services; (2) cloud storage services; and (3) value-added services. Since the VIE’s inception, we, through the VIE and the VIE’s subsidiaries, have developed extensive and reliable transportation networks in China, covering 382 cities across 32 provinces, as of December 31, 2024. Furthermore, we, through the VIE and the VIE’s subsidiaries, serve more than 4,000 manufacturers and trading companies (medium-scale to large-scale) throughout China, including brand names such as CATL Battery, Bright Dairy, SF Express, Schneider Electric, Tesla and Xiaomi.

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

Operational efficiency, cost management, and competitive pricing are critical to the success of a contract logistics company. As of December 31, 2024, we, through the VIE and the VIE’s subsidiaries, have achieved strong operational efficiency through centralized control and management of 26 regional sorting centers, 39 Cloud OFCs, 24 service outlets, approximately 410 self-owned trucks and vehicles, and over 110,000 transportation providers, route planning and optimization, and transportation and management system.

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

Our total transportation volume increased from approximately 10,170,000 tons for the fiscal year ended December 31, 2023 to approximately 16,510,000 tons for the fiscal year ended December 31, 2024, representing an increase of approximately 62.3%. For the fiscal years ended December 31, 2024 and 2023, net revenue generated from providing our services were approximately $504.2 million and $404.1 million, respectively. Our total net revenue increased by approximately 24.8% during 2024 compared to 2023. We generated operating profit of approximately $14.7 million and $13.9 million for the fiscal years ended December 31, 2024 and 2023, respectively. Our operating profit margin was approximately 2.9% and 3.4% for the fiscal years ended December 31, 2024 and 2023, respectively. We recorded net profit of approximately $10.8 million and $10.3 million for the fiscal years ended December 31, 2024 and 2023, respectively.

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

Our Competitive Strengths

We believe we have the following competitive strengths:

Contract Logistics Service Provider with Established Operating History in China

Since 2001, and as of the date of this annual report, we, through the VIE and the VIE’s subsidiaries, have operated as a contract logistics service provider for 23 years. Our main business operates as a less than truckload, or “LTL,” freight carriers in China, and we, through the VIE and the VIE’s subsidiaries, also provide full truckload, “FTL,” freight transportation services.

Through years of operation, we, through the VIE and the VIE’s subsidiaries, have developed extensive and reliable transportation networks in China, covering 382 cities across 32 provinces, as of December 31, 2024. We, through the VIE and the VIE’s subsidiaries, have also established a broad clientele base across more than 4,000 manufacturers and trading companies (medium-scale to large-scale) throughout China, including brand names such as CATL Battery, Bright Dairy, SF Express, Schneider Electric, and Xiaomi.

We have achieved significant growth while maintaining profitability. We had an annual net profit growth of approximately 17.8% in 2022, approximately 31.7% in 2023 and approximately 5.0% in 2024. Our net profit amounted to approximately $10.8 million $10.3 million and $7.8 million for the fiscal years ended December 31, 2024, 2023 and 2022, respectively; our net profit margins for the fiscal years ended December 31, 2024, 2023 and 2022 were approximately 2.1%, 2.6% and 2.1%, respectively.

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

Finance and Accounting Management –Part of our management in finance and accounting management process is to utilize our Shengfeng TMS, which allows us to monitor cash inflows and outflows and costs incurred on a real time basis. This process also allows us to analyze and evaluate the profitability of our line-haul and short-haul routes and execute decisions strategically so that we can improve efficiency.

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

We, through the VIE and the VIE’s subsidiaries, directly own and operate our own regional sorting centers, Cloud OFCs and service outlets. We, through the VIE and the VIE’s subsidiaries, also directly own and operate our fleets. In order to establish broader network and provide more efficient services, we, through the VIE and the VIE’s subsidiaries, cooperate with third-party transportation providers in providing freight transportation services and with some network partners to promote our business. As of December 31, 2024, the VIE and the VIE’s subsidiaries’ transportation and sorting network is comprised of 26 regional sorting centers, 39 Cloud OFCs and 24 service outlets. Our network in China covered 382 cities in over 32 provinces as of December 31, 2024.

Extensive and Growing Ecosystem

Our ecosystem is comprised of the Company, clients, and transportation providers. We, through the VIE and the VIE’s subsidiaries, have established business relationships with over 4,000 medium to large-scale corporate clients, and over 110,000 transportation providers, as of December 31, 2024. Moreover, our reach extends to individual consumers, small and medium corporate clients, and large-cap companies through our network. We, through the VIE and the VIE’s subsidiaries, serve various industries and have developed a strong presence in the manufacturing, fast-moving consumer goods and publishing industry.

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

Experienced Management Team with a Proven Track Record

Our management has extensive experience, knowledge, and proven track records within the logistics industry, which brings us to a deeper understanding of business operations as well as deep industry connections. The majority of our senior management team has been with the Company for many years, and some of them have been with us since our inception in 2001. Mr. Yongxu Liu, our Chairman, chief executive officer and President, has over 20 years of experience in the logistics industry. Mr. Yongxu Liu founded our Company with a vision to provide accessible, reliable, and high-quality logistics solutions to Chinese businesses and to become a leading player in the industry. Under his leadership, our Company started off in 2001 from being a small-sized logistics service provider with only 60 employees, to becoming one of the largest logistics service providers in China with total transportation volume of approximately 16,510,000 tons for the fiscal year ended December 31, 2024 and we have 1,263 employees as of December 31, 2024. For further details on our directors and senior management, see “Management.”

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

Transition to Focus on B2B Freight Transportation Services and Outsourcing of Transportation Service.

We have implemented a new policy to focus on developing B2B freight transportation services in anticipation of using our current resources in a more concentrated and efficient manner, as we pursue lower operating costs and higher profits. We aim to focus mainly on contract logistics, primarily catering to and targeting major corporate clients. Therefore, under the new policy, we plan to gradually reduce the number of our service outlets, as their main function is to provide receipt, collection, and small-scale freight shipment orders for individual clients. As of the date of this annual report, we have closed 9 service outlets and reduced the number of relevant employees by removing some positions held by the relevant employees after they resigned voluntarily and have been recruiting fewer workers since December 2023.

In addition, as our integration of internal, self-owned, and external, third-party transportation providers’ vehicle resources have become increasingly mature, we have decided to rely more heavily on third-party transportation providers to perform the transportation service and have reduced our fleet of self-owned trucks and vehicles to lower the operating costs. In addition, we intend to gradually phase out a certain proportion of our gasoline-powered trucks and vehicles while simultaneously endeavoring to seek replacement by new energy vehicles to promote the development of green logistics. Consequently, we have disposed of more than 410 self-owned gasoline-powered trucks and vehicles and purchased 16 electric heavy-duty trucks as of the date of this annual report. We have also reduced the number of relevant employees by removing some positions, including drivers, held by the relevant employees after they resigned voluntarily and we have been recruiting fewer workers to fill in the residual vacancies.

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

Freight Transportation Services (Transportation Services)

Freight transportation service is currently the largest category in our business and source of income. The revenue from freight transportation service increased from approximately $383.2 million, or 94.8% of the total revenue for the fiscal year ended December 31, 2023 to approximately $484.8 million, or 96.1% of the total revenue for the fiscal year ended December 31, 2024.

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

We, through the VIE and the VIE’s subsidiaries, offer FTL freight transportation services when (i) the freight is large enough to require its own truck, (ii) the freight is fragile and it requires special handling, or (iii) the shipment has time critical or time-definite restrictions on the transit time of the freight; otherwise, we, through the VIE and the VIE’s subsidiaries, offer LTL freight transportation services, and our vehicles carry as many different orders of freight as they can manage and deliver them in whichever order best suits the journey. About 17% of our freight transportation services are provided by our self-owned fleet and the rest are provided by third-party transportation providers. For further details on these transportation providers, see “—Our Transportation Providers.”

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

For the fiscal years ended December 31, 2024, 2023, and 2022, we, through the VIE and the VIE’s subsidiaries, provided freight transportation services for 1,923, 2,160 and 2,291 clients, respectively, in the industries of, among others, manufacturing, energy, new energy (vehicle), telecommunications, internet, fashion, fast moving consumer goods, publishing, agriculture and e-commerce.

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

As of December 31, 2024, we, through the VIE and the VIE’s subsidiaries, directly operated 39 Cloud OFCs across China with a total area of approximately 4,095,491 square feet, among which 13 Cloud OFCs were multistory facilities. All the Cloud OFCs use our technology infrastructure and are connected to various information systems across our platform. Therefore, we can allocate inventory of our clients effectively within our Cloud OFCs and coordinate our services, including subsequent transportation and delivery, accordingly. We constantly monitor the service quality of our Cloud OFCs to ensure we uphold the standard of our services. The following map illustrates our Cloud OFCs network as of December 31, 2024.

By utilizing our Cloud OFCs, we provide the following services to our clients through the VIE and the VIE’s subsidiaries:

●	Storage. We offer reliable and convenient storage solutions for a variety of commercial needs through the warehouses owned or leased by us. Our warehouse facilities are temperature-controlled, secured, and fire-preventive to protect the integrity of our client’s products.

●	Pick and Pack. After receiving pick tickets from our clients, our team of trained professionals retrieve clients’ orders according to the instructions on the corresponding pick tickets and pack the items in preparation for shipping.

●	Kitting and Assembly. Based on the instructions of our clients, we arrange individual items and assemble the separate pieces into a single ready-to-ship set according to specified combinations.

●	Fulfillment. We receive orders from clients via our WMS or e-mail. We then generate pick-up tickets, and send these tickets to the warehouse for packing, before the goods are picked up by the clients’ designated transportation carriers. Ownership and responsibility of the goods are then transferred to such carriers.

●	Delivery Process Management. We conduct the handover of the shipments of our clients to their transportation and distribution carriers pursuant to the standard operating procedures set forth in our agreements with the clients.

●	Other Value-added Services. We also offer some value-added services such as inbound qualify testing, repackaging, labeling, and inventory shelf-life management.

●	Inventory Optimization Management. We regularly provide our clients with different reports reflecting the status of their storage and inventory so that they can make business decisions accordingly to optimize their inventory structure.

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

Regional Sorting Centers

Our regional sorting centers are connected by a line-haul transportation network that we operate. They collect freight directly from clients or from service outlets within their coverage area, sort it according to destinations, and dispatch the freight to the designated regional sorting centers. As of December 31, 2024, we, through the VIE and the VIE’s subsidiaries, operated 26 regional sorting hubs in Fujian, Guangdong, Shanghai, Beijing, Zhejiang, Hubei, and 15 other provinces in China. Under our operational guidelines, our regional sorting centers did not experience any significant service interruption during the COVID-19 pandemic or peak seasons.

The following map shows our nationwide sorting center network as of December 31, 2024.

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

Among our regional sorting centers, 3 are located on lands that we own and the remaining 23 are located on leased lands.

Cloud OFCs

See “—Service Offerings by Us—Cloud Storage Services” above.

Line-haul and Short-haul Transportation Network

We, through the VIE and the VIE’s subsidiaries, operate over 650 line-haul and short-haul routes. We utilize our self-owned fleet in addition to the vehicles owned and operated by third-party transportation providers to form both our line-haul transportation network for long-distance, high-capacity transportation, and our short-haul transportation network for short-distance, low-capacity pickup and delivery. Because we control route planning and vehicle dispatch of our entire line-haul and short-haul transportation system, we plan our routes with the goal to lower transportation costs and transit times.

As of December 31, 2024, our own line-haul fleet is comprised of 278 truck headstocks and over 700 cabinets for ordinary shipments and 5 truck headstocks and 14 cabinets for hazardous shipments. We, through the VIE and the VIE’s subsidiaries, invest in our fleet with our own funds so we are able to adjust the ratio of different vehicle models swiftly to react to changes based on operational needs. We mostly use 16-meter-long trucks, which have nearly twice the loading capacity of 9.6-meter-long trucks (commonly used in the industry), to minimize marginal costs and lower unit line-haul transportation costs. The uniform design of our regional sorting centers with extra parking space also allows us to lower transportation cost of freight. To increase our transportation efficiency, we utilize the drop and pull transportation method.

As of December 31, 2024, we, through the VIE and the VIE’s subsidiaries, also owned 131 vehicles for our short-haul transportation.

For the fiscal years ended December 31, 2024 and 2023, approximately 17% and 23% of our freight transportation services were provided by our self-owned fleet and the balance was outsourced and provided by independent third-party transportation providers. For the fiscal years ended December 31, 2024 and 2023, we had 135,197 and 82,051 outsourced vehicles for over 13.69 million and 7.88 million shipments, respectively. The price we pay to third-party transportation providers is based on our market insights on cost factors, including (i) toll cost based on route, (ii) fuel cost based on route, type of truck used, and fuel price, and (iii) other costs such as drivers’ compensation, depreciation, and maintenance cost. For details on third-party transportation providers, see “—Our Transportation Providers.”

Service Outlets

As of December 31, 2024, we, through the VIE and the VIE’s subsidiaries, operated 24 service outlets across China. Our service outlets, in their assigned geographical areas, will (1) create shipment orders and accept goods for shipment from our LTL clients; (2) deliver goods for shipment to our regional sorting centers for freight transportation; and (3) accept shipments from regional sorting centers for the clients to pick up. Each service outlet typically has 3 to 5 employees.

We will consider adding new service outlets if they help optimize our route or increase our capacity in the surrounding areas. We select the locations based on certain factors, including, but not limited to: (i) client density, (ii) ease of access, (iii) rent pricing, (iv) internal layout, (v) regulatory compliance, and (vi) surrounding infrastructure and environment.

Network Partners

To increase our client base and network coverage, we, through the VIE and the VIE’s subsidiaries, have also entered into some network partner agreements. Our network partners will create shipment orders and accept goods for shipment from their clients. Afterwards, they will deliver the goods to our regional sorting centers for our freight transportation. The network partners are solely responsible for the rights and obligations under the service agreements entered into by and between them and their clients. For the fiscal year ended December 31, 2022, our network partners contributed approximately 0.31% of our income from operations. For the fiscal year ended December 31, 2023, our network partners contributed approximately 0.14% of our income from operations. For the fiscal year ended December 31, 2024, our network partners contributed 0% of our income from operations because we terminated the Network Partners cooperation model at the end of 2023.

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

Our Clients

We, through the VIE and the VIE’s subsidiaries, mainly serve clients in connection with the delivery of their products to consumers and other businesses. We have clients in various industries, including manufacturing, energy, new energy (vehicle), telecommunications, internet, fashion, fast moving consumer goods, publishing, agriculture and e-commerce. Our largest clients include CATL Battery, Bright Dairy, SF Express, Schneider Electric, Tesla and Xiaomi. We served 2,209 and 2,503 clients during the fiscal years ended December 31, 2024 and 2023, respectively, and no client accounted for more than 5% of our total revenue during those years. The following table sets forth the top three industries our clients are in by percentage as of December 31, 2024:

Industry	Percentage
New energy (vehicle)	20.24%
Fast moving customer goods	13.34%
Manufacturing	8.20%
Total	41.78%

Client Service

We believe that our client service enhances our client loyalty and brand image. Therefore, we provide ongoing trainings to our employees and transportation providers, and we conduct regular performance reviews to ensure the quality of our services.

We, through the VIE and the VIE’s subsidiaries, operate a call center system to provide real-time assistance to our clients by our approximately 203 client service representatives 10 hours a day, 7 days a week. Our automated system continues to respond to inquiries outside of the normal business hours and forwards complicated inquiries to our client service representatives for further handling. Our call centers are localized with branch offices in over 20 provinces in China with mostly local hires to leverage their local knowledge. All branches can be reached via a unified number and use the same call system and database. Our call system automatically forwards incoming calls to the local branch near the caller’s location. Our client service representatives adhere to the same client service standards nationwide and their local knowledge contributes to enhanced client service effectiveness. At the end of each call, we ask the caller to grade the quality of our client service and a designated call-back team will follow up on all incidences of dissatisfaction. In addition, we hold regular training sessions for our client service representatives and conduct regular performance reviews to ensure that they provide high quality client service.

Our Transportation Providers

During the fiscal years ended December 31, 2024, 2023 and 2022, we, through the VIE and the VIE’s subsidiaries, cooperated with approximately 119,467, 64,090 and 45,558 transportation providers, respectively. These transportation providers are of all sizes, including owner-operators of a single truck, private fleets, and large trucking companies. All these transportation providers provide vehicles to carry out transportation tasks within our line-haul and short-haul transportation network. The table below sets out the number of each category of transportation providers.

	Fiscal Years Ended December 31,
	2024	2023	2022
Owner-operators of a single truck (#)	117,649	62,263	43,932
Private fleets (#)	-	-	25
Large trucking companies (#)	1,818	1,827	1,601
Total transportation providers	119,467	64,090	45,558

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

On September 1, 2020, we, through Shengfeng Logistics, entered into a Road Freight Transportation Platform Cooperation Agreement with Hefei Weitian Yuntong Information Technology Co., Ltd. (“Hefei Weitian”). This agreement provides that Hefei Weitian, including Hubei Luge and Anhui Luge as its designated subsidiaries, as an Internet logistics platform, shall provide road freight transportation services in China to Shengfeng Logistics and its designated subsidiaries, through its platform, on the goods agreed upon and confirmed by both parties from time to time. The term of this agreement was from September 1, 2020 to August 31, 2021. On September 1, 2021, we, through Shengfeng Logistics, renewed this agreement in which the term was from September 1, 2021 to December 31, 2023.   On January 1, 2024, we, through Shengfeng Logistics, renewed the agreement in which the new term is from January 1, 2024 to December 31, 2025. Shengfeng Logistics shall pay Hefei Weitian a shipping fee per shipment equal to the amount of shipping fee paid by Hefei Weitian to the actual operator divided by 95.1%. Anhui Luge and Hubei Luge are affiliates under the control of Hefei Weitian.

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

Patent

As of the date of this annual report, we had registered, through Guangdong Shengfeng Logistics Co., Ltd., one of the VIE’s subsidiaries, 2 invention patents and 5 utility model patents with the National Intellectual Property Administration.

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

We, through the VIE and the VIE’s subsidiaries, launched various programs and marketing activities to promote our brand and services. We rely on various social network mobile applications such as WeChat, a multifunctional platform widely used in China for messaging, social networking, and mobile payments, to distribute business updates and corporate news. Additionally, we offer convenient features such as shipment tracking, service outlet locator, shipment booking through our WeChat official account.

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

Employees

As of December 31, 2024, 2023, and 2022, we, through the VIE and the VIE’s subsidiaries, had a total of 1,263, 1,341 and 1,550 full-time employees located in China, respectively. The following table sets forth the breakdown of our employees by function as of December 31, 2024:

Function	Number	% of Total
Stevedore	34	2.69%
Transportation	130	10.29%
Management Administration	292	23.12%
Client Service	203	16.07%
Operation Support	540	42.76%
Sales and Marketing	43	3.41%
Technology and Engineering	21	1.66%
Total	1,263	100%

In addition to our own full-time employees, our workforce also includes 916 contractors, as of December 31, 2024. In addition, third-party transportation providers retain their own employees according to their individual operational needs.

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

We, through the VIE and the VIE’s subsidiaries, maintain an in-house R&D team which consists of four departments in Shengfeng Logistics as of the date of this report: Product Department (3 employees and 1 manager), Operation and Maintenance Department (2 employees), TMS Research and Development Department (8 employees and 2 managers) and WMS Research and Development Department (4 employees and 1 manager). All of the said departments are under the supervision of the Director of the Information Section of Shengfeng Logistics. Product Department is mainly responsible for the gathering of product development requests and opinions, coordinating the communication among different parties on product development and providing necessary trainings to support new products. Operation and Maintenance Department is mainly responsible for maintaining the computer network, operating systems, software and hardware, and other equipment to ensure they function properly and are secured. TMS Research and Development Department and WMS Research and Development Department are mainly responsible for the research and development of TMS and WMS. At least once or twice per year, the Director of the Information Section will call for a meeting with certain managers and qualified employees from the R&D departments to discuss the necessity and possibility of new information technology developments and technology upgrades. Any proposal discussed and approved during the meeting will be presented to the management for further discussion and decision.

From time to time, we contract with some third-party software design companies for licenses to use some of the systems they designed and developed, such as some financial reporting and accounting systems. They will also maintain the systems and provide necessary supports to us.

Our passion and dedication for improvement and innovation have been translated into our ability to develop and introduce new and diversified services with a fast pace, converting our advantage in research and development into our commercial competitive advantage in the logistic industry. Through years of effort, as of December 31, 2024, we have registered 117 computer software copyrights with the PRC National Copyright Administration and 2 invention patent with the National Intellectual Property Administration. Since 2012, Shengfeng TMS has been our main system, which is a comprehensive management system that allows us to effectively monitor and manage the various stages of transportation, payment, and client service. It is the Company’s plan to continue its dedication to the research and development on information technology to enhance efficiency and client experience.

For more details on our technology infrastructure and intellectual property, please refer to “—Our Technology Infrastructure” and “—Intellectual Property.”

Properties and Facilities

Our principal executive office is located at Shengfeng Building, No. 478 Fuxin East Road, Jin’an District, Fuzhou City, Fujian Province, People’s Republic of China, 350001, where we, through Shengfeng Logistics, lease such property from a related party, Fuzhou Tianyu Shengfeng Industrial Co., Ltd., a company controlled by Yongxu Liu, our CEO and Chairman, with an area of approximately 24,886.16 square feet, with a lease term from November 1, 2020 to October 31, 2022 and was renewed to October 31, 2027 with a monthly rent of RMB115,648 (approximately US$16,412). We also need to pay a monthly property management fee of RMB15,564 (approximately US$2,209). We have priority to renew the lease as long as we use the property for the same purpose, but we are required to notify the landlord at least two months in advance if we would like to renew the lease. For the years ended December 31, 2024, 2023 and 2022, the Company recorded related rent of $226,870, $227,552 and $305,120 in general and administrative expenses, respectively. For the years ended December 31, 2024, 2023 and 2022, the Company recorded related property management fee of $46,744, $17,029 and $35,420 in general and administrative expenses, respectively.

As of December 31, 2024, we, through two of the VIE’s subsidiaries, owned 3 office buildings in China with aggregate gross floor areas of approximately 105,586.00 square feet are on the land we own, and we, through the VIE and the VIE’s subsidiaries, leased 12 office buildings in China with aggregate gross floor areas of approximately 60,523 square feet. The terms of such leases range from 1 to 5 years.

In addition, as of December 31, 2024, 3 of the regional sorting centers operated by the VIE and the VIE’s subsidiaries with an aggregate gross floor area of approximate 64,838.16 square feet are on the land we own, and 23 of the regional sorting centers operated by the VIE and the VIE’s subsidiaries with an aggregate gross floor area of approximately 1,097,544.06 square feet are on leased land. The terms of such leases range from 1 to 5 years.

As of the date of December 31, 2024, we, through the VIE and the VIE’s subsidiaries, directly operate 39 Cloud OFCs across China to provide warehouse storage and management services. As of December 31, 2024, 3 of the Cloud OFCs operated by the VIE and the VIE’s subsidiaries with an aggregate gross floor area of approximate 1,365,641.74 square feet are on the land we own, and 36 of the Cloud OFCs operated by the VIE and the VIE’s subsidiaries with an aggregate gross floor area of approximately 2,729,849.10 square feet are on the land we leased. The terms of such leases range from 1 to 3 years.

As of the date of December 31, 2024, we, through the VIE and the VIE’s subsidiaries, directly operate 24 service outlets across China. As of December 31, 2024, all of the service outlets operated by us with an aggregate gross floor area of approximately 102,016.85 square feet are on the land we leased. The terms of such leases range from 1 to 5 years.

As of the date of this annual report, we, through one of the VIE’s subsidiaries, hold land use rights with respect to one property with an aggregate gross area of approximately 484,700 square feet and an aggregate gross floor area of approximately 592,000 square feet in Ningde City, Fujian Province, China. The land is subject to a 50-year use term.

As of the date of this annual report, we, through one of the VIE’s subsidiaries, owned 4 land use rights with aggregate gross areas of approximately 340,388.43 square feet in Tong Zhou District, Beijing, China. The use terms of such land is 50 years. Construction is currently underway on the land for the purpose of developing warehouse storage and management services and establishing a regional sorting center.

The areas of self-owned properties and leased premises are based on the figures specified in the certificates of land use or the corresponding lease agreements.

The following table shows pertinent information of the properties we, through three of the VIE’s subsidiaries, own as of December 31, 2024:

Location	Area (Square Feet)	Term of Use	Current Use
Tong Zhou District, Beijing, China	159,901.66	October 31, 1994 to October 30, 2044	Construction is currently underway as of the date of this annual report.
Tong Zhou District, Beijing, China	155,027.65	October 31, 1994 to October 30, 2044	Construction is currently underway as of the date of this annual report.
Tong Zhou District, Beijing, China	12,531.02	January 23, 1995 to January 22, 2045	Construction is currently underway as of the date of this annual report.
Tong Zhou District, Beijing, China	12,928.10	January 23, 1995 to January 22, 2045	Construction is currently underway as of the date of this annual report.
Fuqing City, Fuzhou Province, China	349,132.7	Until April 10, 2063	318,390.98 for Warehouse Storage and Management Services, 28,588.95 for Regional Sorting Center and 2,152.78 for offices
Suzhou City, Jiangsu Province, China	187,515.50	Until December 30, 2056	131,319.7 for Warehouse Storage and Management Services and 56,195.8 for offices
Suzhou City, Jiangsu Province, China	406,527.71	Until January 29, 2058	370,278.5 for Warehouse Storage and Management Services and 36,249.21 for Regional Sorting Center
Ningde City, Fujian Province, China	592,889.96	Until April 12, 2073	545,652.54 for Warehouse Storage and Management Services and 47,237.42 for offices

We believe that the facilities that we currently own and lease are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate our future growth.

As of December 31, 2024, we, through the VIE and the VIE’s subsidiaries, own line-haul fleet is comprised of 278 truck headstocks and over 700 cabinets for ordinary shipments and 7 truck headstocks and 14 cabinets for hazardous shipments. We also owned 131 vehicles for our short-haul transportation as of the same date.

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

PRC Regulations

This section sets forth a summary of the principal laws and regulations relevant to our business and operations in the PRC.

Regulations Relating to Foreign Investment

The PRC Foreign Investment Law

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

According to the Foreign Investment Law, the State Council will publish or approve to publish a catalogue for special administrative measures, or the “negative list.” The Foreign Investment Law grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. The NDRC and the MOFCOM promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Edition) (the “2024 National Negative List”) on September 6, 2024, effective on November 1, 2024. Compared to the last Special Administrative Measures for Market Access of Foreign Investment (Negative List) promulgated by the NDRC and the MOFCOM in December 2021, the 2024 National Negative List cuts down the number of items restricted or prohibited to foreign investors from 31 to 29, and the restrictive measures on foreign investment access in the manufacturing sector were completely cancelled, resulting in zero restrictions on the manufacturing sector. Therefore, in the manufacturing sector, there is now equal national treatment of domestic and foreign investments.

However, the 2024 Negative List prescribes that any domestic enterprise engaging in businesses prohibited by the Negative Lists that lists, issues securities and trades shares overseas must obtain pre-approval consent from relevant competent regulator; overseas investors must not engage in the operation and management of the enterprise, and the percentage of foreign shareholding is subject to the relevant provisions in the administrative measures for domestic securities investments by foreign investors. The Foreign Investment Law provides that foreign invested entities operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities.

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

The PRC Company Law

The formation, operation, and management of corporate entities in China is governed by the PRC Company Law, which was promulgated by the SCNPC on December 29, 1993 and became effective on July 1, 1994. The latest amendment of the PRC Company Law is dated December 29, 2023 (“Company Law (2023)”), which will become effective on July 1, 2024. The PRC Company Law defines a “company” as a limited liability company or a joint stock limited company, both of which have the status of an enterprise legal person, and the liability of shareholders of a limited liability company or a joint stock limited company is limited to the amount of their capital contributions or shareholdings. Company Law (2023) further governs the formation, dissolution, organizational structure, capitalization, and social responsibility of a company, as well as the duties of officers and shareholders. Pursuant to Company Law (2023), all registered capital of a PRC limited liability company subscribed to by a shareholder must be fully paid for by such shareholder within five years from the date of the formation of the limited liability company, unless applicable laws or regulations provide otherwise. The State Counsel’s Provisions on Implementing the Registered Capital Recording and Administration System under the PRC Company Law, which was issued on July 1, 2024, allows limited liability companies established on or before June 30, 2024 (“existing LLCs”) until June 30, 2027 to adjust their capital contribution payment timeframe to be in compliance with Company Law (2023) if their existing capital contribution period exceeds five years. If the capital contribution period of an existing LLC ends within five years from June 30, 2027, the existing LLC needs not adjust its capital contribution period. However, if the capital contribution period of an existing LLC ends more than five years from June 30, 2027, it must require all capital contributions to be paid within five years from June 30, 2027, i.e., on or before June 30, 2032, and record such adjustments in the company’s articles of association. If a limited liability company fails to adjust its capital contribution payment period and registered its capital in accordance with these regulations, the relevant authority such as the State Administration for Market Supervision and its local counterparts shall order the company to make corrections; if the company fails to make corrections within the deadline set by the relevant authority, the authority shall publicize the non-compliance. Pursuant to Company Law (2023), where any shareholder fails to make payment for any of their shares prior to the deadline provided in the company’s articles of association, their unpaid equity interests may be forfeited.

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

According to the Law of the People’s Republic of China on Liability for Infringement of Rights, which was promulgated on December 26, 2009 and came into effect on July 1, 2010, the producer of a defective product that causes damage to another person shall be liable for the infringement. The infringed party may claim damages from the manufacturer of the product or the seller of the product. If the product defect is caused by the producer, the seller shall have the right to recover the damages from the producer after compensation, and vice versa. With respect to environmental issues, the Law of the People’s Republic of China on Liability for Tort emphasizes the principle that polluters are liable for damages caused by environmental pollution, regardless of whether they have violated national environmental protection regulations.

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

Regulations relating to Internet Information Security and Privacy Protection

On December 28, 2012, SCNPC issued Decision of the Standing Committee of the National People’s Congress on Strengthening Information Protection on Networks, pursuant to which network service providers and other enterprises and institutions shall, when gathering and using electronic personal information of citizens in business activities, publish their collection and use rules and adhere to the principles of legality, rationality and necessarily, explicitly state the purposes, manners and scopes of collecting and using information, and obtain the consent of those from whom information is collected, and shall not collect and use information in violation of laws and regulations and the agreement between both sides; and the network service providers and other enterprises and institutions and their personnel must strictly keep such information confidential and may not divulge, alter, damage, sell, or illegally provide others with such information.

On July 16, 2013, the Ministry of Industry and Information Technology, or the MIIT, issued the Provisions on the Protection of Personal Information of Telecommunication and Internet User, which was effective as of September 1, 2013. The requirements under this order are stricter and wider compared to the above decision issued by the National People’s Congress. According to the provisions, if a network service provider wishes to collect or use personal information, it may do so only if such collection is necessary for the services it provides. Furthermore, it must disclose to its users the purpose, method and scope of any such collection or usage, and must obtain consent from the users whose information is being collected or used. Network service providers are also required to establish and publish their protocols relating to personal information collection or usage, keep any collected information strictly confidential and take technological and other measures to maintain the security of such information. Network service providers are required to cease any collection or usage of the relevant personal information, and provide services for the users to de-register the relevant user account, when a user stops using the relevant Internet service. Network service providers are further prohibited from divulging, distorting or destroying any such personal information, or selling or providing such personal information unlawfully to other parties. In addition, if a network service provider appoints an agent to undertake any marketing or technical services that involve the collection or usage of personal information, the network service provider is required to supervise and manage the protection of the information. The provisions state, in broad terms, that violators may face warnings, fines, public exposure and, criminal liability whereas the case constitutes a crime.

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

On August 30, 2024, The State Council promulgated the Administration Measures for Cyber Data Security, or the “Cyber Data Security Measure”, which took effect on January 1, 2025. The Cyber Data Security Measure provides that data processors shall in accordance with the provisions of laws and administrative regulations and the mandatory requirements of national standards, and on the basis of classified protection of cybersecurity, strengthen the protection of network data security, establish and perfect the system of network data security management, take technical measures to protect network data, and prevent illegal and criminal activities aiming at and using network data.

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

Since November 16, 2011, the MOF and the SAT have implemented the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax, or the VAT Pilot Plan, which imposes VAT in lieu of business tax for certain “modern service industries” in certain regions and eventually expanded to nation-wide application in 2013. According to the Implementation Rules for the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax released by the MOF and the SAT on the VAT Pilot Program, the “modern service industries” include research, development and technology services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. The Notice on Comprehensively promoting the Pilot Plan of the Conversion of Business Tax to Value-Added Tax, which was promulgated on March 23, 2016, became effective on May 1, 2016 and was amended on July 11, 2017, sets out that VAT in lieu of business tax be collected in all regions and industries.

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

C. Organizational Structure.

See “—A. History and Development of the Company.”

D. Property, Plants and Equipment.

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

A. Operating Results.

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

Our integrated logistics solution services are comprised of three business streams: (1) B2B freight transportation; (2) cloud storage; and (3) value-added services. Since 2001, we, through the VIE and the VIE’s subsidiaries, have developed extensive and reliable transportation networks in China, covering 382 cities in over 32 provinces as of December 31, 2024.

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

Operational efficiency, cost management, and competitive pricing are critical to the success of a contract logistics company. We, through the VIE and the VIE’s subsidiaries, have achieved strong operational efficiency through centralized control and management of 26 regional sorting centers, 39 Cloud OFCs, 24 service outlets, approximately 410 self-owned trucks and vehicles, and over 110,000 transportation providers, route planning and optimization, and transportation and managements system.

For the fiscal years ended December 31, 2024 and 2023, our net revenue, mainly generated from providing transportation and warehouse storage management services, was approximately $504.2 million and $404.1 million, respectively. Our total net revenue increased by approximately 24.8% during 2024 compared to 2023, primarily driven by the higher net revenue from transportation services. We recorded net income of approximately $10.8 million and $10.3 million for the years ended December 31, 2024 and 2023, respectively.

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

For the years ended December 31, 2024 and 2023

	Years Ended December 31,
	2024		2023		Change
	Amount in thousand	%	Amount in thousand	%	(Amount in thousand)%
Revenue
Transportation	$484,754	96.1%	$383,211	94.8%	$101,543	26.5%
Warehouse storage management services	16,432	3.3%	18,160	4.5%	(1,728)	(9.5)%
Other revenue	2,972	0.6%	2,750	0.7%	222	8.1%
Net revenue	504,158	100%	404,121	100%	100,037	24.8%
Cost of revenue	(457,874)	(90.8)%	(357,615)	(88.5)%	(100,259)	28.0%
Gross profit	$46,284	9.2%	$46,506	11.5%	$(222)	(0.5)%

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

Our net revenues increased by approximately 24.8% from approximately $404.1 million for the year ended December 31, 2023 to approximately $504.2 million for the year ended December 31, 2024. The increase was primarily driven by a significant increase in revenue from our transportation services.

Net revenues generated from our transportation services increased by approximately 26.5% from approximately $383.2 million for the year ended December 31, 2023 to approximately $484.8 million for the year ended December 31, 2024. The growth was primarily driven by the expansion of services with new clients, particularly in the new energy (vehicle) sector. The Company saw significant growth, due to increased demand within this sector, reflecting a deepened partnership and expanded service offerings.

Net revenue generated from our warehouse storage management services decreased by approximately 9.5% from approximately $18.2 million for the year ended December 31, 2023 to approximately $16.4 million for the year ended December 31, 2024, primarily due to a shifting of focus on transportation services for the year ended December 31, 2024.

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

Our cost of revenues increased by approximately 28.0%, from approximately $357.6 million for the year ended December 31, 2023 to approximately $457.9 million for the year ended December 31, 2024, which was in line with the increase in revenue with a higher percentage of increase (see explanations in gross profit).

Gross profit

Our overall gross profit decreased by approximately 0.5% from approximately $46.5 million for the year ended December 31, 2023 to approximately $46.3 million for the year ended December 31, 2024. For the years ended December 31, 2024 and 2023, our overall gross margin was approximately 9.2% and 11.5%, respectively. The gross margin decreased mainly due to decreased average selling prices, driven by market competition, for the year ended December 31, 2024. Accordingly, our total revenues had a lower proportional increase than the increase in cost of revenues during the same period, leading to a lower overall gross profit margin.

	Years Ended December 31,
	2024	2023	Change
	(Amount in thousand)	(Amount in thousand)	(Amount in thousand)%
Operating expenses
Selling and marketing	$(5,964)	$(6,688)	$724	(10.8)%
General and administrative	(25,654)	(25,912)	258	(1.0)%
Total operating expenses	$(31,618)	$(32,600)	$982	(3.0)%

Operating expenses

Our operating expenses decreased by approximately 3.0% from approximately $32.6 million for the year ended December 31, 2023 to approximately $31.6 million for the year ended December 31, 2024 for the following reasons:

Selling and marketing expenses

Our selling and marketing expenses consist primarily of employee wages, rental expenses, benefits for sales and marketing staff, depreciation expenses and other daily expenses which are related to the sales and marketing functions.

Our selling and marketing expenses decreased by approximately 10.8% from approximately $6.7 million for the year ended December 31, 2023 to approximately $6.0 million for the year ended December 31, 2024, which was attributable to decreased related employee wages and benefits due to workforce optimization practices, which led to a reduction in the number of employees for related sales and marketing activities.

General and administrative expenses

Our general and administrative expenses consist primarily of employee wages and benefits for corporate employees, rental expenses, depreciation and amortization expense and other expenses which are related to the general corporate functions.

Our general and administrative expenses decreased by approximately 1.0% from approximately $25.9 million for the year ended December 31, 2023 to approximately $25.7 million for the year ended December 31, 2024, which was due to decrease of employee cost (specially for bonus) and decreased provision for credit losses, partially offset by increased professional consulting service fee.

Income from operations

As a result of the foregoing, our profit from operations increased by approximately 5.5% from approximately $13.9 million for the year ended December 31, 2023 to approximately $14.7 million for the year ended December 31, 2024.

	Years Ended December 31,
	2024	2023	Change
	(Amount in thousand)	(Amount in thousand)	(Amount in thousand)%
Other income (expense)
Interest income	$159	$126	$33	26.2%
Interest expense	(1,972)	(1,775)	(197)	11.1%
Other (expense) income, net	(360)	371	(731)	(197.0)%
Total other expense, net	$(2,173)	$(1,278)	$(895)	70.0%

Our total net other expense increased by approximately 70.0% from approximately $1.3 million for the year ended December 31, 2023 to approximately $2.2 million for the year ended December 31, 2024 for the following reasons.

Other (expense) income, net

Our other (expense) income mainly consists of government subsidies, penalties and others. Other expense, net was approximately $0.4 million for the year ended December 31, 2024, as compared to other income, net of approximately $0.4 million for the year ended December 31, 2023. The change was due to loss on disposal of property and equipment as well as decreased one-time compensation income.

Interest expense

Our interest expense increased by approximately 11.1% from approximately $1.8 million for the year ended December 31, 2023 to approximately $2.0 million for the year ended December 31, 2024, due to increased borrowings during the year ended December 31, 2024.

	Years Ended December 31,
	2024	2023	Change
	(Amount in thousand)	(Amount in thousand)	(Amount in thousand)%

Income before income taxes	$12,493	$12,628	$(135)	(1.1)%
Provision for income taxes	(1,666)	(2,320)	654	(28.2)%
Net income	$10,827	$10,308	$519	5.0%

Income before income taxes

As a result of the foregoing, our income before income taxes decreased by 1.1% from approximately $12.6 million for the year ended December 31, 2023 to approximately $12.5 million for the year ended December 31, 2024.

Provision for income taxes

The effective income tax rate decreased from approximately 18.4% for the year ended December 31, 2023 to approximately 13.3% for the year ended December 31, 2024, due to higher tax savings achieved through the subsidiaries and VIE’s subsidiaries with preferential tax treatment for the year ended December 31, 2024.

Net income

As a result of the foregoing, our net income increased by 5.0% from approximately $10.3 million for the year ended December 31, 2023 to approximately $10.8 million for the year ended December 31, 2024.

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

U.S. Dollar Exchange Rate	December 31, 2024	December 31, 2023	December 31, 2022
At the end of the period - USD: RMB	US$1=RMB7.1884	US$1=RMB7.0827	US$1=RMB6.9646
Average rate for the period - USD: RMB	US$1=RMB7.1217	US$1=RMB7.0467	US$1=RMB6.7261

We did not have any foreign currency investments hedged by currency borrowings or other hedging instruments in years ended December 31, 2024, 2023 and 2022.

B. Liquidity and Capital Resources.

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

Current PRC regulations permit our PRC subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiary is required to set aside at least 10% of its respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. We had various outstanding bank loans of approximately $55.8 million as of December 31, 2024. We have also entered into non-cancellable operating lease agreements for several offices, operating facilities and warehouses. The following table sets forth our contractual obligations as of December 31, 2024:

	Payments Due by Period (Amount in thousand)
	Total	Within 1 Year	1-3 Years	3-5 Years	More than 5 Years

Bank loans	$55,791	$39,401	$2,458	$4,098	$9,834
Operating lease commitments	9,863	4,371	3,963	827	702
Total	$65,654	$43,772	$6,421	$4,925	$10,536

Cash flows and working capital

The following table sets forth a summary of our cash flows for the periods indicated:

	December 31,	December 31,	December 31,
	2024	2023	2022
	(Amount in thousand)	(Amount in thousand)	(Amount in thousand)
Net cash provided by operating activities	$15,010	$14,135	$4,811
Net cash used in investing activities	(32,629)	(18,821)	(6,715)
Net cash flows provided by financing activities	29,072	11,169	8,168
Effects of exchange rate changes on cash, cash equivalent and restricted cash	(533)	(558)	(1,814)
Cash, cash equivalent and restricted cash, beginning of year	29,293	23,368	18,918
Cash, cash equivalent and restricted cash, end of year	$40,213	$29,293	$23,368

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

Cash flows in Operating Activities

For the year ended December 31, 2024, net cash provided by operating activities was approximately $15.0 million, primarily comprised of net income of approximately $10.8 million and adjusted for non-cash items such as depreciation and amortization for property and equipment of approximately $6.4 million, approximately $6.6 million for amortization of operating lease right-of-use assets and interest of operating lease liabilities, decrease of prepayments and other current assets approximately $4.8 million, increase of accounts payable approximately $29.3 million, decrease of other non-current assets of approximately $2.9 million. Net cash generated from operating activities was partially offset by approximately $31.2 million increase in account receivable, approximately $8.2 million decrease in accrued expenses and other current liabilities, approximately $6.8 million decrease in operating lease liabilities, and approximately $1.5 million decrease in salary and welfare payable.

For the year ended December 31, 2023, net cash provided by operating activities was approximately $14.1 million, primarily comprised of net income of approximately $10.3 million and adjusted for non-cash items such as depreciation and amortization expense for property and equipment of approximately $6.4 million, approximately $9.3 million for amortization of operating lease right-of-use assets and interest of operating lease liabilities, deferred income taxes expenses of approximately $1.5 million, decrease of prepayments and other current assets approximately $3.5 million, increase of accounts payable approximately $4.5 million and increase of salary and welfare payable of approximately $1.5 million. Net cash generated from operating activities was partially offset by approximately $9.4 million decrease in operating lease liabilities, approximately $10.7 million increase in account receivable and approximately $3.7 million increase in other non-current assets.

For the year ended December 31, 2022, net cash provided by operating activities was approximately $6.9 million, primarily comprised of net income of approximately $7.8 million and adjusted for non-cash items such as depreciation and amortization expense for property and equipment of approximately $7.0 million, approximately $10.8 million for amortization of operating lease right-of-use assets and interest of operating lease liabilities, deferred income taxes expenses of approximately $1.2 million, increase of accounts payable of approximately $7.9 million. Net cash generated from operating activities was partially offset by approximately $11.3 million decrease in operating lease liabilities, approximately $1.0 million decrease in salary and welfare payables, approximately $2.0 million increase in prepayments and other current assets, approximately $17.0 million increase in account receivable and approximately $1.0 million increase in notes receivable.

Cash flows in Investing Activities

For the year ended December 31, 2024, net cash used in investing activities was approximately $32.6 million, consisting primarily of approximately $29.5 million cash used to acquire property and equipment, approximately $9.1 million cash used for purchasing intangible assets, approximately $9.1 million cash paid for investments deposit and approximately $5.8 million loan to a third party, partially offset by cash proceeds received from disposal of subsidiaries of approximately $9.7 million and investment deposit refund of approximately $6.8 million, loan repayment from a third party of approximately $2.8 million and cash received from disposal property and equipment of approximately $1.3 million.

For the year ended December 31, 2023, net cash used in investing activities was approximately $18.8 million, consisting primarily of approximately $10.8 million cash used to acquire property and equipment and approximately $17.9 million cash used for purchasing intangible assets, offset by cash proceeds received from disposal of property and equipment of approximately $1.2 million, investment deposit refund of approximately $5.7 million and consideration deposit received from a third party of approximately $2.8 million.

For the year ended December 31, 2022, net cash used in investing activities was approximately $6.7 million, consisted primarily of approximately $6.9 million cash used to acquire property and equipment and approximately $0.3 million cash used for purchasing intangible assets, offset by cash proceeds received from disposal of property and equipment of approximately $0.5 million.

Cash flows in Financing Activities

For the year ended December 31, 2024, net cash provided by financing activities was approximately $29.1 million, consisting primarily of cash proceeds from bank loans of approximately $66.8 million, proceeds from notes payable of approximately $34.0 million and cash contribution from non-controlling shareholders of approximately $2.1 million, partially offset by repayment of bank loans of approximately $46.5 million and repayment of notes payable of approximately $27.4 million.

For the year ended December 31, 2023, net cash provided by financing activities was approximately $11.2 million, consisting primarily of cash proceeds from bank loans of approximately $37.9 million, proceeds from the initial public offering of approximately $8.5 million, proceeds from notes payable of approximately $8.5 million and advance from a third party of approximately $7.2 million, partially offset by repayment of bank loans of approximately $48.7 million and repayment of notes payable of approximately $2.0 million.

For the year ended December 31, 2022, net cash provided by financing activities was approximately $8.2 million, consisted primarily of cash proceeds from bank loans of approximately $61.3 million and cash proceeds from notes payable of approximately $2.1 million, partially offset by repayment of bank loans of approximately $55.5 million.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchase of fixed assets, including electronic equipment, office equipment and vehicles, and intangible assets. Our capital expenditures were approximately $38.6 million, $28.7 million and $7.2 million for the fiscal years ended December 31, 2024, 2023 and 2022, respectively. Subsequent to December 31, 2024 and as of the date of this annual report, we made capital expenditures of approximately $2.7 million. We intend to fund our future capital expenditures with our existing cash balance, proceeds of bank loans and proceeds from the initial public offering.

Off-Balance Sheet Commitments and Arrangements

As of December 31, 2024, the Company had letters of guarantee in aggregate of approximately $6.1 million (RMB43.8 million) issued by several   banks to the customers, which terms extend through 2027. The Company was required to maintain restricted cash of approximately $2.1 million (RMB14.9 million) for letters of guarantee.

As of December 31, 2024, we have not recorded any liabilities related to these letters of guarantee, as there are no indications of default. However, these commitments represent potential obligations that could result in liabilities if we fail to fulfill agreement terms.

We have not entered into any derivative contracts indexed to our shares that are classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Additionally, we do not have any retained or contingent interests in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. We do not have any variable interests in any unconsolidated entity that provides financing, liquidity, market risk, or credit support to us or engages in leasing, hedging, or product development services with us.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Our Technology” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information.

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

E. Critical Accounting Estimates.

We prepare our financial statements in conformity with U.S. GAAP. The preparation of these financial statements requires us to make estimates, judgments, and assumptions that can have a meaningful effect on the reporting of consolidated financial statements. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations because of changes in our estimates. Critical accounting estimates are defined as those reflective of significant judgments, estimates and uncertainties, which may result in materially different results under different assumptions and conditions. For the year ended December 31, 2024, we identified no critical accounting estimates in the preparation of our financial statements.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. The business address of all of our directors and executive officers is Shengfeng Building, No. 478 Fuxin East Road, Jin’an District, Fuzhou City, Fujian Province, People’s Republic of China, 350001.

Name	Age	Position(s)
Yongxu Liu	54	Chief Executive Officer, Director, President and Chairman
Guoping Zheng	39	Chief Financial Officer and Vice President
Zhiping Yang	43	Director
Dan Liu	58	Independent Director
Wen Li	58	Independent Director
Qingyan Ye	40	Independent Director

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

Qingyan Ye is an independent director. Ms. Ye has been serving as the General Manager of the Investment and Financing Department at Minfa Industrial Group Limited since April 2019. She previously held the position of Deputy General Manager at the same company from April 2016 to April 2019. Ms. Ye also worked as a Team Leader at the Fuzhou Branch of Xiamen Rural Commercial Bank from March 2015 to March 2016 and as a Customer Manager at Ping An Bank Fuzhou Branch from August 2008 to April 2014. Ms. Ye obtained her Bachelor’s degree in Finance from Fujian Normal University, graduating in January 2015. Ms. Ye has been chosen as a director appointee because of her extensive financial knowledge and extensive work experience in the investment and financing field.

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Controlled Company

Mr. Yongxu Liu, our chief executive officer, president and chairman of the board of directors, currently beneficially owns approximately 91.27% of the aggregate voting power of our outstanding ordinary shares. As a result, we are a “controlled company” within the meaning of the Nasdaq listing rules. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including:

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

B. Compensation.

Yongxu Liu	$92,393.85
Guoping Zheng	$85,844.47
Zhiping Yang	$110,065.90

C. Board practices.

Board of Directors

Our board of directors consists of five (5) directors. Our board of directors has determined that our three independent director, Dan Liu, Wen Li, and Qingyan Ye, satisfy the “independence” requirements of the Nasdaq corporate governance rules.

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

Subject to the Companies Act (Revised) of the Cayman Islands and our memorandum and articles of association, our business shall be managed by the directors who may for that purpose exercise all the powers of the Company.

Terms of Directors and Executive Officers

Unless removed or re-appointed, each director shall be appointed for a term expiring at the next-following annual general meeting, if one is held. At any annual general meeting held, our directors will be elected by an ordinary resolution of our shareholders. At each annual general meeting, each director so elected shall hold office for a one-year term and until the election of their respective successors in office or removed.

A director may be removed by ordinary resolution.

A director may at any time resign or retire from the office by giving us notice in writing. Unless the notice specifies a different date, the director shall be deemed to have resigned on the date that the notice is delivered to us. A director’s office shall be terminated if the director (i) is prohibited under the law of the Cayman Islands from acting as a director; (ii) becomes bankrupt or makes any arrangement or composition with his creditors; (iii) resigned his office by notice to the company; (iv) only held office as a director for a fixed term and such term expires; (v) in the opinion of a registered medical practitioner by whom the director is being treated, the director becomes physically or mentally incapable of acting as a director; (vi) is given notice by the majority of the other directors (not being less than two in number) to vacate office, without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director; (vii) is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or (viii) without the consent of the other directors, is absent from meetings of directors for a continuous period of six months. All of our executive officers are appointed by and serve at the discretion of our board of directors.

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

Audit Committee. Our audit committee consists of our three independent director appointees, Dan Liu, Wen Li, and Qingyan Ye. Wen Li is the chairperson of our audit committee. We have determined that each of our independent directors also satisfy the “independence” requirements of Rule 5602(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Wen Li qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq listing rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of our three independent director appointees, Dan Liu, Wen Li, and Qingyan Ye. Dan Liu is the chairperson of our compensation committee. We have determined that each of our independent directors also satisfy the “independence” requirements of Rule 5602(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10C-1 under the Securities Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of our three independent director appointees, Dan Liu, Wen Li, and Qingyan Ye. Qingyan Ye is the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D. Employees.

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share ownership.

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

	Class A Ordinary Shares Beneficially Owned		Class B Ordinary Shares Beneficially Owned		Voting Power*
	Number	%	Number	%	%

Directors, Director Appointees, and Executive Officers(1):
Yongxu Liu(2)	500,000	1.23%	41,880,000	100%	91.27%
Guoping Zheng	—	—	—	—	—
Zhiping Yang	—	—	—	—	—
Dan Liu	—	—	—	—	—
Wen Li	—	—	—	—	—
Qingyan Ye	—	—	—	—	—
All directors, director appointees, and executive officers as a group (6 individuals):	500,000	1.23%	41,880,000	100%	91.27%

5% Shareholders:
Shengfeng International Limited(2)	—	—%	41,880,000	100%	91.16%
Everbright International Development Limited(3)	8,736,000	21.51%	—	—	1.90%
Double Sun Capital Limited(4)	2,332,011	5.74%	—	—	0.51%
Changle International Limited(5)	3,904,000	9.61%	—	—	0.85%
Chia-Yu Chen	3,519,251	8.66%	—	—	0.77%
Yuansheng International Limited(6)	3,784,000	9.32%	—	—	0.82%
Mid-Castle Development Limited(7)	3,412,636	8.40%	—	—	0.74%
Sky Top Capital International Limited(8)	2,880,000	7.09%	—	—	0.63%

*	Represents the voting power with respect to all of our Class A Ordinary Shares and Class B Ordinary Shares, voting as a single class. Each holder of Class A Ordinary Shares is entitled to one vote per one Class A Ordinary Share and each holder of Class B Ordinary Shares is entitled to ten votes per one Class B Ordinary Share.

(1)	Unless otherwise indicated, the business address of each of the individuals is Shengfeng Building, No. 478 Fuxin East Road, Jin’an District, Fuzhou City, Fujian Province, People’s Republic of China, 350001

(2)	The number of Class B Ordinary Shares beneficially owned represents 41,880,000 Class B Ordinary Shares held by Shengfeng International Limited, a British Virgin Islands company, which is 100% owned by Yongxu Liu, our CEO, Chairman and President. The registered address of Shengfeng International Limited is 30 de Castro Street, Wickhams Cay 1, P.O. Box 4519, Road Town, Tortola, British Virgin Islands.

(3)	The number of Class A Ordinary Shares beneficially owned represents 8,736,000 Class A Ordinary Shares held by Everbright International Development Limited, a British Virgin Islands company. Guangsheng Lin, the general manager of Shengfeng Logistics and one of the Shengfeng Logistics Shareholders, who serves as a director of Everbright International Development Limited, has the dispositive and voting power of the shares held by Everbright International Development Limited. The registered address of Everbright International Development Limited is 4th Floor, Water’s Edge Building, Meridian Plaza, Road Town, Tortola, VG1110, British Virgin Islands.

(4)	The number of Class A Ordinary Shares beneficially owned represents 2,332,011 Class A Ordinary Shares held by Double Sun Capital Limited, a British Virgin Islands company, which is 100% owned by Yiping Wu. The registered address of Double Sun Capital Limited is 4th Floor, Water’s Edge Building, Meridian Plaza, Road Town, Tortola, VG1110, British Virgin Islands.

(5)	The number of Class A Ordinary Shares beneficially owned represents 3,904,000 Class A Ordinary Shares held by Changle International Limited, a British Virgin Islands company, which is 100% owned by Rong Zheng. The registered address of Changle International Limited is 4th Floor, Water’s Edge Building, Meridian Plaza, Road Town, Tortola, VG1110, British Virgin Islands.

(6)	The number of Class A Ordinary Shares beneficially owned represents 3,784,000 Class A Ordinary Shares held by Yuansheng International Limited, a British Virgin Islands company, which is 100% owned by Yusheng Yang. The registered address of Yuansheng International Limited is 4th Floor, Water’s Edge Building, Meridian Plaza, Road Town, Tortola, VG1110, British Virgin Islands.

(7)	The number of Class A Ordinary Shares beneficially owned represents 3,412,636 Class A Ordinary Shares held by Mid-Castle Development Limited, a British Virgin Islands company, which is 100% owned by Qing Lin. The registered address of Mid-Castle Development Limited is 4th Floor, Water’s Edge Building, Meridian Plaza, Road Town, Tortola, VG1110, British Virgin Islands.

(8)	The number of Class A Ordinary Shares beneficially owned represents 2,880,000 Class A Ordinary Shares held by Sky Top Capital International Limited, a British Virgin Islands company, which is 100% owned by Qiang Lin. The registered address of Sky Top Capital International Limited is 4th Floor, Water’s Edge Building, Meridian Plaza, Road Town, Tortola, VG1110, British Virgin Islands.

As of the date of this annual report, approximately 42.94% of our issued and outstanding Class A Ordinary Shares are held in the United States by one record holder (CEDE & CO), representing 3.80% of the aggregated voting power.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders.

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions.

The VIE Agreements

See “Item 3. Key Information—Our VIE Agreements.”

Material Transactions with Related Parties

The relationship and the nature of related party transactions are summarized as follow:

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022:

Name of related parties	Relationship with the Company
Fujian Bafang Shengfeng Logistics Co., Ltd (“Fujian Bafang”)	An equity investee of the Company
Fuzhou Tianyu Shengfeng Industrial Co., Ltd (“Fuzhou Tianyu”)	A company controlled by Yongxu Liu, CEO and Chairman of the Company
Fuzhou Tianyu Shengfeng Property Management Co., Ltd (“Fuzhou Tianyu Management”)	A company under the control of a shareholder
Fuzhou Tianyu Yuanmei Catering Co., Ltd (“Fuzhou Tianyu Catering”)	A company under the control of a shareholder
Fujian Desheng Logistics Co., Ltd (“Fujian Desheng”)	A company under the control of a shareholder
Yongxu Liu	The Company’s CEO and Chairman
Yongteng Liu	CEO’s brother
Fujian Yunlian Shengfeng Industry Co., Ltd., (“Fujian Yunlian”)	Shengfeng VIE’s shareholder
Fuzhou Puhui Technology Co., Ltd	Non-controlling shareholder of Ningde Shengfeng Logistics Co. Ltd.
Chongqing Changjiang River Moulding Material (Group) Co., Ltd. (“Chongqing Changjiang”)	Non-controlling shareholder of Liaoning Tianyu Changsheng Supply Chain Management Co., Ltd.
Zhangwu Changjiang Materials Technology Co., Ltd. (“Zhangwu Changjiang”)	A company under the control of Chongqing Changjiang
Changjiang Modeling Materials (Group) Kezuohou Banner Co., Ltd (“Changjiang Modeling”)	A company under the control of Chongqing Changjiang
Kunshan Changjiang Modeling Materials Co., Ltd. (“Kunshan Changjiang”)	A company under the control of Chongqing Changjiang

i)	Significant transactions with related parties were as follows:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
(All amounts in thousands)
Transportation services to Fujian Bafang	$-	$-	$18
Transportation services to Fujian Desheng	157	37	-
Transportation services to Zhangwu Changjiang	24	-	-
Transportation services to Changjiang Modeling	539	-	-
Transportation services to Kunshan Changjiang	12	-	-
Total	$732	$37	$18

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
(All amounts in thousands)
Transportation services from Fujian Bafang	$1,799	$1,108	$1,196
Lease services from Fuzhou Tianyu	$227	$228	$305
Lease services from Fuzhou Tianyu Management	$47	$17	$35
Catering services from Tianyu Catering	$1	$2	$-

ii)	Guarantees

The Company’s shareholder, CEO and Chairman, Yongxu Liu, his brother, Yongteng Liu, Fujian Yunlian and Fuzhou Puhui Technology Co., Ltd, were the guarantors of the Company’s short-term bank loans.

iii)	Significant balances with related parties were as follows:

	As of December 31, 2024	As of December 31, 2023
Due from related parties (All amounts in thousands)
Fuzhou Tianyu	$41	$41
Fujian Desheng	39	40
Zhangwu Changjiang	26	-
Changjiang Modeling	582	-
Kunshan Changjiang	13	-
Total	$701	$81

	As of December 31, 2024	As of December 31, 2023
Due to related parties (All amounts in thousands)
Fujian Bafang (a)	$1,662	$1,622
Fuzhou Tianyu	18	48
Fuzhou Tianyu Management	7	34
Total	$1,687	$1,704

(a)	On December 10, 2007, the Company entered into an interest-free loan agreement with Fujian Bafang for a principal amount of approximately $1.4 million (RMB 9.6 million). Such loan is due on demand.

C. Interests of experts and counsel.

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information.

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

B. Significant Changes.

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. The Offer and Listing.

A. Offer and listing details.

Our Class A Ordinary Shares have been listed on the Nasdaq Capital Market since March 31, 2023 under the symbol “SFWL.”

B. Plan of distribution.

Not applicable.

C. Markets.

Our Class A Ordinary Shares have been listed on the Nasdaq Capital Market since March 31, 2023 under the symbol “SFWL.”

D. Selling shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the issue.

Not applicable.

Item 10. Additional Information.

A. Share capital.

Not applicable.

B. Memorandum and articles of association.

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association, Exhibit 3.1, and the description of differences in corporate laws contained in our registration statement on Form F-1 (File No. 333-267367), as amended, initially filed with the SEC on September 9, 2022.

C. Material contracts.

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D. Exchange Controls.

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Foreign Exchange.”

E. Taxation.

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

INVESTORS SHOULD CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE UNITED STATES FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF OUR CLASS A ORDINARY SHARES AND THE POSSIBLE EFFECTS OF ANY CHANGES IN APPLICABLLE TAX LAWS.

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

F. Dividends and paying agents.

Not applicable.

G. Statement by experts.

Not applicable.

H. Documents on display.

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

I. Subsidiary Information.

Not applicable.

J. Annual Report to Security Holders.

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. As of December 31, 2024 and 2023, approximately $40.2 million and $29.3 million were deposited with financial institutions located in the PRC, respectively, where there is a RMB500,000 deposit insurance limit for a legal entity’s aggregated balance at each bank. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

For the year ended December 31, 2024, Hubei LuGe Logistics Co., Ltd. contributed approximately 22.0% of total cost of revenues of the Company and Fujian Jinwang Yuntong Logistics Technology Co., Ltd. contributed approximately 12.3% of total cost of revenues of the Company. For the year ended December 31, 2023, Fujian Jinwang Yuntong Logistics Technology Co., Ltd. contributed approximately 32.7% of total cost of revenue of the Company. For the year ended December 31, 2022, Fujian Jinwang Yuntong Logistics Technology Co., Ltd. contributed approximately 23.5% of total cost of revenue of the Company.

As of December 31, 2024 and 2023, no customers accounted more than 10% of the account receivables.

As of December 31, 2024, Hubei LuGe Logistics Co., Ltd. contributed approximately 10.9% of total account payable balances and Jilin Baoqi Smart Logistics Industry Center Co., Ltd. contributed approximately 10.8% of total account payable balances. As of December 31, 2023, Fujian Jinwang Yuntong Logistics Technology Co., Ltd. contributed approximately 13.7% of total account payable balances.

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

In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The RMB depreciated by 1.70% in the year ended December 31, 2023 and further depreciated by 1.49% in the year ended December 31, 2024. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

As of December 31, 2024, we had RMB-denominated cash and restricted cash of approximately $40.2 million. A 10% depreciation of RMB against U.S. dollar based on the foreign exchange rate on December 31, 2024 would result in a decrease of approximately $4.0 million in cash and restricted cash. A 10% appreciation of RMB against U.S. dollar based on the foreign exchange rate on December 31, 2024 would result in an increase of approximately $4.0 million in cash and restricted cash. As of December 31, 2023, we had RMB-denominated cash and restricted cash of approximately $28.7 million. A 10% depreciation of RMB against U.S. dollar based on the foreign exchange rate on December 31, 2023 would result in a decrease of approximately $2.9 million in cash and restricted cash. A 10% appreciation of RMB against U.S. dollar based on the foreign exchange rate on December 31, 2023 would result in an increase of approximately $2.9 million in cash and restricted cash.

Item 12. Description of Securities Other than Equity Securities.

A. Debt Securities.

Not applicable.

B. Warrants and Rights.

Not applicable.

C. Other Securities.

Not applicable.

D. American Depositary Shares.

Not applicable.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

On March 30, 2023, the SEC declared effective our registration statement on Form F-1 (File Number 333-267367), as amended, filed in connection with our IPO (the “Registration Statement”). On April 4, 2023, we completed our IPO in which we issued and sold an aggregate of 2,400,000 Class A Ordinary Shares, at a price of $4.00 per share for $9.60 million. Univest Securities, LLC was the representative of the underwriters of our IPO. We received net proceeds of approximately $8.5 million, after deducting underwriting discounts, commissions and offering expenses of $1.1 million. No payments for such expenses were made directly or indirectly to (i) any of our officers or directors or their associates, (ii) any persons owning 10% or more of any class of our equity securities or (iii) any of our affiliates. The offering terminated after the sale of all securities registered pursuant to the Registration Statement.

For the year ended December 31, 2023, approximately $8.1 million of our IPO proceeds have been used. The remaining of our IPO proceeds have been used for the year ended December 31, 2024.

Below is a summary of the use of the net proceeds from our IPO:

●	approximately 8% for expanding and increasing the number of our regional sorting centers; and

●	approximately 92% for working capital and other general corporate purposes.

Item 15. Controls and Procedures.

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2024.

Based on that evaluation, our management has concluded that as of December 31, 2024, our disclosure controls and procedures were not effective. Notwithstanding management’s assessment that our internal control over financial reporting was ineffective as of December 31, 2024 due to the material weakness described below, we believe that the consolidated financial statements included in this annual report on Form 20-F correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Annual Report on Internal Control over Financial Reporting

As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our Company’s internal control over financial reporting as of December 31, 2024 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was not effective as of December 31, 2024.  In the course of auditing our consolidated financial statements as of December 31, 2024, we identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

As of December 31, 2024, we identified the material weaknesses related to (i) lack of sufficient in-house personnel in our accounting department with sufficient knowledge of the U.S. GAAP and SEC reporting rules and (ii) lack of proper controls designed and implemented in IT environment and IT general control activities, which mainly associated with areas of change management, access / logical security.

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

While the implementation of the remediation plan remains ongoing, as of the date of this annual report, we have: (i) engaged an external consultant with extensive expertise in accounting and SEC matters to assist management in enhancing our overall U.S. GAAP and SEC reporting functions; (ii) formulated accounting policies that will be maintained, reviewed, and updated regularly to align with the latest U.S. GAAP standards; (iii) provided additional training to all relevant personnel, focusing on the documentation and evidencing of control operations.

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

Item 16. [Reserved]

Item 16A. Audit committee financial expert.

Wen Li qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Wen Li satisfies the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act.

Item 16B. Code of Ethics.

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers, and employees. Our code of business conduct and ethics is publicly available on our website.

Item 16C. Principal Accountant Fees and Services.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Marcum Asia CPAs LLP, our independent registered public accounting firm, since November 11, 2022, and Friedman LLP, our independent registered public accounting firm before November 11, 2022, for the periods indicated.

	For the Years Ended December 31,
	2024	2023	2022
Audit fees (1)	$365,000	$365,000	$315,000
Audit-Related fees	-	80,000	50,000
Total	$365,000	$445,000	$365,000

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and review of the interim financial statements in connection with statutory and regulatory filings

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services, and other services as described above.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

Item 16F. Change in Registrant’s Certifying Accountant.

There has been no change in independent accountants for our Company during the two most recent fiscal years or any subsequent interim period except as previously reported in our registration statement on Form F-1(File No. 333- 267367), as amended, initially filed with the SEC on September 9, 2022. There have been no disagreements of the type required to be disclosed by Item 16F(b).

Item 16G. Corporate Governance.

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

Item 16H. Mine Safety Disclosure.

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J. Insider trading policies.

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

Item 16K. Cybersecurity.

We believe cybersecurity is fundamental to our operations and are committed to maintaining robust governance and oversight of cybersecurity risks. We implement comprehensive processes to identify, assess, and manage material risks from cybersecurity threats as part of our broader risk management framework.

Cybersecurity Risk Management and Strategy

Our cybersecurity strategy prioritizes detection, analysis, and response to known, anticipated, or unexpected threats; effective management of security risks; and resilience against incidents. With the evolving cybersecurity landscape, our senior management and board of directors allocate significant resources to cybersecurity risk management, supported by advanced technologies and processes. We assess the impact of cybersecurity threats on our business—strategic direction, operational performance, and financial stability—using insights from known incidents in the shipping industry.

We have implemented risk-based processes, including access controls, data encryption, and regular cybersecurity training for employees. These are designed to evaluate vulnerabilities and threats, minimizing their impact on our operations and stakeholders. Our IT security services are provided by an ISO 27001-certified third-party vendor. We also oversee risks from third-party providers we depend on, conducting due diligence to assess their cybersecurity measures and compliance with regulatory requirements.

Data Privacy and Safety

We have comprehensive procedures to ensure data security, employing encryption and firewalls to prevent and detect risks. Confidential data is stored and transmitted encrypted on separate servers, with regular backups. We prohibit unauthorized third-party access to our data and periodically test our systems to address security and privacy risks.

Governance

Our board of directors oversees cybersecurity risks and incidents, including disclosure compliance and law enforcement cooperation, as we lack a dedicated cybersecurity committee. Senior management regularly discusses cyber risks with the board and reports material incidents. We consult outside counsel on materiality and disclosure matters, with the board making final decisions. Our external IT provider’s cybersecurity auditing team independently tests our controls.

Key Elements of Our Approach

1.	Continuous monitoring of cybersecurity threats using data analytics and network systems.

2.	Engagement of third-party consultants to assess vulnerabilities in our security systems.

3.	Materiality assessment of incidents by senior management and the board, with external input as needed.

4.	Board oversight of cybersecurity risks and disclosure compliance.

5.	Training—We maintain cybersecurity policies and provide periodic employee training to ensure compliance and risk reporting.

Investment and Impact

We continue to invest in cybersecurity systems and controls. Our operations and financial condition have not been materially affected by cybersecurity threats or past incidents, but future risks could have an impact. While we dedicate resources to managing these risks, our efforts may not fully prevent or remediate incidents, potentially affecting our business, reputation, and financial condition.

Part III

Item 17. Financial Statements.

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements.

The consolidated financial statements of Shengfeng Cayman, and its operating entities are included at the end of this annual report.

Item 19. Exhibits.

EXHIBIT INDEX

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
1.1	Amended and Restated Memorandum of Association	F-1/A	333-267367	3.1	10/31/2022
2.1	Specimen Certificate for Class A Ordinary Shares	F-1	333-267367	4.1	9/9/2022
2.2	Form of Underwriter’s Warrants	F-1/A	333-267367	1.1	1/26/2023
2.3	Description of Securities	20-F	001-41674	2.3	5/1/2023
4.1	Form of Employment Agreement by and between executive officers and the Registrant	F-1/A	333-267367	10.1	10/31/2022
4.2	English Translation of the Technical Consultation and Service Agreement between Tianyu and Shengfeng Logistics dated January 7, 2021	F-1/A	333-267367	10.4	10/31/2022
4.3	English Translation of the form of Powers of Attorney granted by shareholders of Shengfeng Logistics, as currently in effect, and a schedule of all executed Powers of Attorney adopting the same form	F-1/A	333-267367	10.5	10/31/2022
4.4	English Translation of the form of Equity Pledge Agreement by and among Tianyu, Shengfeng Logistics, and shareholders of Shengfeng Logistics dated January 7, 2021, as currently in effect, and a schedule of all executed Equity Pledge Agreement adopting the same form	F-1/A	333-267367	10.6	10/31/2022
4.5	English Translation of the form of Call Option Agreement by and among Tianyu, Shengfeng Logistics, and shareholders of Shengfeng Logistics dated January 7, 2021, as currently in effect, and a schedule of all executed Call Option Agreement adopting the same form	F-1/A	333-267367	10.7	10/31/2022
4.6	English Translation of the form of Spousal Consent granted by the spouse of each individual shareholder of Shengfeng Logistics, as currently in effect, and a schedule of all executed Spousal Consents adopting the same form	F-1/A	333-267367	10.8	10/31/2022
4.7	English Translation of the form of Voting Rights Proxy Agreement by and among Tianyu, Shengfeng Logistics, and shareholders of Shengfeng Logistics dated January 7, 2021, as currently in effect, and a schedule of all executed Voting Rights Proxy Agreement adopting the same form	F-1/A	333-267367	10.9	10/31/2022
4.8	English Translation of the form of Freight Transportation Agreement between the Registrant and its Clients	F-1/A	333-267367	10.10	10/31/2022
4.9	English Translation of the form of Warehouse Service Contract between the Registrant and its Cloud Storage Service Clients	F-1/A	333-267367	10.11	10/31/2022
4.10	English Translation of the form of Freight Transportation Contract between the Registrant and its Transportation Providers	F-1/A	333-267367	10.12	10/31/2022

4.11	English Translation of the form of House (Warehouse) / Site Lease Contract	F-1/A	333-267367	10.13	11/25/2022
4.12	English Translation of the Road Freight Transportation Cooperation Agreement by and between Shengfeng Logistics and Hubei Luge Logistics Co., Ltd. dated June 30, 2019	F-1/A	333-267367	10.14	10/31/2022
4.13	English Translation of Supplementary Agreement to the Road Freight Transportation Platform Cooperation Agreement by and between Shengfeng Logistics and Hefei Weitian Yuntong Information Technology Co., Ltd. dated December 13, 2023	20-F	001-41674	4.13	3/29/2024
4.14	English Translation of form of the Fixed Asset Loan Agreement by and between Shengfeng Logistics and Bank of China Co., Ltd dated December 7, 2023					*
4.15	English Translation of form of the Working Capital Loan Agreement Supplementary Agreement by and between Shengfeng Logistics and Xiamen International Bank Co., Ltd dated January 18, 2024					*
4.16	English Translation of form of the Working Capital Loan Agreement by and between Shengfeng Logistics and Bank of China Co., Ltd dated April 2, 2024					*
4.17	English Translation of form of the Working Capital Loan Agreement by and between Shengfeng Logistics and China Merchant Bank dated November 28, 2024					*
4.18	English Translation of form of the Working Capital Loan Agreement by and between Shengfeng Logistics and Fujian Fuzhou Rural Commercial Bank Co., Ltd dated August 20, 2024					*
4.19	English Translation of form of the Working Capital Loan Line Usage Agreement by and between Shengfeng Logistics and Fujian Haixia Bank Co., Ltd dated September 29, 2024					*
4.20	English Translation of form of the Working Capital Loan Agreement by and between Shengfeng Logistics and Industrial Bank Co., Ltd dated February 29, 2024					*
4.21	English Translation of form of the Working Capital Loan Agreement by and between Shengfeng Logistics and Shanghai Pudong Development Bank dated February 21, 2024					*
4.22	English Translation of form of Shengfeng Building Lease Contract by and between Shengfeng Logistics and Fuzhou Tianyu Shengfeng Industrial Co., Ltd..dated November 1, 2024					*
8.1	List of subsidiaries of the Registrant					*
11.1	Code of Business Conduct and Ethics of the Registrant	F-1/A	333-267367	99.1	10/31/2022
11.2	Insider Trading Policy of the Registrant	20-F	001-41674	11.2	3/29/2024
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					**
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					**
97.1	Compensation Recovery Policy of the Registrant	20-F	001-41674	97.1	3/29/2024
101	The following financial statements from the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income (Loss), (iii) Consolidated Statements of Changes in Shareholders’ Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags					*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)					*

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Shengfeng Development Limited

	By:	/s/ Yongxu Liu
Yongxu Liu
Chief Executive Officer, President, Director, and Chairman
(Principal Executive Officer)

Date: March 28, 2025

SHENGFENG DEVELOPMENT LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Shengfeng Development Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Shengfeng Development Limited (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of income and comprehensive income (loss), changes   in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

New York, New York

March 28, 2025

SHENGFENG DEVELOPMENT LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

	December 31,	December 31,
	2024	2023
Assets

Current Assets:
Cash and cash equivalents	$34,668	$26,725
Restricted cash	5,545	2,568
Notes receivable	7,340	7,496
Accounts receivable, net	127,300	97,698
Prepayments and other current assets, net	29,684	14,537
Due from related parties	701	81
Total Current Assets	205,238	149,105

Property and equipment, net	59,968	41,069
Intangible assets, net	11,413	12,160
Operating lease right-of-use assets, net	9,918	18,020
Long-term investments	1,900	1,913
Deposits for investment	10,573	8,471
Deferred tax assets	1,434	6,247
Other non-current assets	9,686	28,853
Total Assets	$310,130	$265,838

Liabilities and Equity

Current Liabilities
Notes payable	$14,907	$8,471
Accounts payable	88,734	60,584
Short-term bank loans	39,401	36,130
Due to related parties	1,687	1,704
Salary and welfare payables	3,047	4,636
Accrued expenses and other current liabilities	7,673	16,258
Operating lease liabilities, current	4,218	6,315
Tax payables	3,017	2,278
Total Current Liabilities	162,684	136,376

Long-term bank loans	16,390	-
Operating lease liabilities, non-current	4,719	10,899
Deferred tax liabilities	53	4,254
Other non-current liabilities	2,838	1,996
Total Liabilities	186,684	153,525

Commitments and Contingencies

Equity
Class A Ordinary share, $0.0001 par value, 400,000,000 shares authorized; 40,617,513 shares issued and outstanding as of December 31, 2024 and 2023	4	4
Class B Ordinary share, $0.0001 par value, 100,000,000 shares authorized; 41,880,000 shares issued and outstanding as of December 31, 2024 and 2023	4	4
Additional paid-in capital	83,762	83,762
Statutory reserves	5,959	4,854
Retained earnings	36,462	26,689
Accumulated other comprehensive loss	(9,047)	(7,366)
Total Shengfeng Development Limited’s Shareholders’ Equity	117,144	107,947

Non-controlling Interests	6,302	4,366
Total Equity	123,446	112,313
Total Liabilities and Equity	$310,130	$265,838

The accompanying notes are an integral part of these consolidated financial statements.

SHENGFENG DEVELOPMENT LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

	Years ended December 31,
	2024	2023	2022

Revenues
Transportation	$484,754	$383,211	$346,039
Warehouse storage management service	16,432	18,160	20,322
Others	2,972	2,750	3,964
Total revenues	504,158	404,121	370,325

Cost of revenues	(457,874)	(357,615)	(328,793)
Gross profit	46,284	46,506	41,532

Operating expenses
Selling and marketing	(5,964)	(6,688)	(7,427)
General and administrative	(25,654)	(25,912)	(24,259)
Total operating expenses	(31,618)	(32,600)	(31,686)
Income from operations	14,666	13,906	9,846

Other income (expense)
Interest income	159	126	1,274
Interest expense	(1,972)	(1,775)	(2,227)
Other (expense) income, net	(360)	371	532
Income before income taxes	12,493	12,628	9,425

Provision for income taxes	(1,666)	(2,320)	(1,599)
Net income	10,827	10,308	7,826

Less: (Loss) income attributable to non-controlling interests	(51)	14	39
Net income attributable to Shengfeng Development Limited’s shareholders	$10,878	$10,294	$7,787

Comprehensive income (loss)
Net income	10,827	10,308	7,826
Foreign currency translation adjustment	(1,764)	(1,824)	(8,384)
Total comprehensive income (loss)	9,063	8,484	(558)

Less: comprehensive loss attributable to non-controlling interests	(134)	(53)	(188)
Total comprehensive income (loss) attributable to Shengfeng Development Limited	$9,197	$8,537	$(370)

Weighted average shares outstanding used in calculating basic and diluted earnings per share:
Class A and Class B ordinary shares - Basic and diluted	82,497,513	81,806,660	80,000,000

Earnings per share
Class A and Class B ordinary shares - Basic and diluted	$0.13	$0.13	$0.10

The accompanying notes are an integral part of these consolidated financial statements.

SHENGFENG DEVELOPMENT LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

	Class A Ordinary Shares ($0.0001 par value)		Class B Ordinary Shares ($0.0001 par value)		Additional paid-in	Statutory	Retained	Accumulated other comprehensive income	Non- controlling	Total
	Shares	Amount	Shares	Amount	capital	reserves	earnings	(loss)	interests	equity
Balance as of December 31, 2021	38,120,000	$4	41,880,000	$4	$75,575	$3,430	$10,032	$2,548	$4,305	$95,898
Net income	-	-	-	-	-	-	7,787	-	39	7,826
Currency translation adjustments	-	-	-	-	-	-	-	(8,157)	(227)	(8,384)
Dividend to non-controlling shareholders	-	-	-	-	-	-	-	-	(254)	(254)
Appropriations to statutory reserves	-	-	-	-	-	544	(544)	-	-	-
Balance as of December 31, 2022	38,120,000	$4	41,880,000	$4	$75,575	$3,974	$17,275	$(5,609)	$3,863	$95,086
Net income	-	-	-	-	-	-	10,294	-	14	10,308
Currency translation adjustments	-	-	-	-	-	-	-	(1,757)	(67)	(1,824)
Capital contribution from non-controlling shareholders	-	-	-	-	-	-	-	-	556	556
Appropriations to statutory reserves	-	-	-	-	-	880	(880)	-	-	-
Net proceeds from initial public offering-shares	2,400,000	-	-	-	7,819	-	-	-	-	7,819
Net proceeds from initial public offering - warrants	-	-	-	-	368	-	-	-	-	368
Shares issued for warrants exercised	97,513	-	-	-	-	-	-	-	-	-
Balance as of December 31, 2023	40,617,513	$4	41,880,000	$4	$83,762	$4,854	$26,689	$(7,366)	$4,366	$112,313
Net income (loss)	-	-	-	-	-	-	10,878	-	(51)	10,827
Currency translation adjustments	-	-	-	-	-	-	-	(1,681)	(83)	(1,764)
Capital contribution from non-controlling shareholders	-	-	-	-	-	-	-	-	2,070	2,070
Appropriations to statutory reserves	-	-	-	-	-	1,105	(1,105)	-	-	-
Balance as of December 31, 2024	40,617,513	$4	41,880,000	$4	$83,762	$5,959	$36,462	$(9,047)	$6,302	$123,446

The accompanying notes are an integral part of these consolidated financial statements.

SHENGFENG DEVELOPMENT LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

	Years Ended December 31,
	2024	2023	2022

Cash flows from operating activities:
Net income	$10,827	$10,308	$7,826
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	6,355	6,446	6,955
Amortization of operating lease expense	6,581	9,337	10,813
Amortization of intangible assets	652	591	526
Provision for credit losses	88	566	1,184
Income from equity method investment	(15)	(19)	(82)
Loss (gain) on disposal of property and equipment	315	(283)	89
(Gain) loss from disposal of subsidiaries	(8)	90	-
Deferred income taxes	589	1,524	1,238
Changes in operating assets and liabilities:
Notes receivable	(724)	(682)	(1,043)
Accounts receivable	(31,241)	(10,734)	(16,978)
Prepayments and other current assets	4,823	3,450	(1,992)
Due from related parties	(626)	(40)	-
Other non-current assets	2,939	(3,670)	-
Accounts payable	29,313	4,509	7,897
Due to related parties	8	(80)	-
Salary and welfare payable	(1,536)	1,457	(965)
Accrued expenses and other current liabilities	(8,220)	177	551
Operating lease liabilities	(6,769)	(9,417)	(11,294)
Tax payables	779	105	(453)
Other non-current liabilities	880	500	539
Net cash provided by operating activities	15,010	14,135	4,811

Cash flows from investing activities:
Investments deposit refund	6,810	5,676	-
Investments deposit	(9,057)	-	-
Loan to a third party	(5,757)	-	-
Loan repaid from a third party	2,808	-	-
Purchase of intangible assets	(9,096)	(17,932)	(340)
Purchase of property and equipment	(29,465)	(10,780)	(6,908)
Proceeds from disposal of property and equipment	1,332	1,212	533
Proceeds from disposal of subsidiaries	9,656	51	-
Consideration deposit received from third parties	140	2,838	-
Dividend received from investment	-	114	-
Net cash used in investing activities	(32,629)	(18,821)	(6,715)

Cash flows from financing activities:
Proceeds from initial public offering	-	8,547	-
Proceeds from notes payable	34,003	8,515	2,119
Repayments of notes payable	(27,381)	(2,022)	-
Proceeds from short-term bank loans	50,301	37,876	61,269
Repayments of short-term bank loans	(46,464)	(48,661)	(55,485)
Proceeds from long-term bank loans	16,543	-	-
Due to related parties	-	(600)	600
Capital contribution from non-controlling shareholders	2,070	556	-
Dividend to non-controlling shareholders	-	-	(254)
Payment of deferred issuance costs	-	(279)	(81)
Advance from a third-party	-	7,237	-
Net cash provided by financing activities	29,072	11,169	8,168

Effects of exchange rate changes on cash, cash equivalents and restricted cash	(533)	(558)	(1,814)

Net increase in cash, cash equivalents and restricted cash	10,920	5,925	4,450

Cash, cash equivalents and restricted cash, beginning of year	29,293	23,368	18,918

Cash, cash equivalents and restricted cash, end of year	$40,213	$29,293	$23,368

Supplemental cash flow information:
Cash paid for income tax	$589	$634	$187
Cash paid for interest	$1,924	$1,775	$2,227

Non-cash transaction in investing and financing activities:
Liabilities incurred (settled) for purchase of property and equipment	$344	$(387)	$(1,214)
Operating lease right-of-use assets (extinguished) obtained in exchange for operating lease liabilities	$(2,115)	$(1,347)	$9,674
Reclassification of deferred issuance costs	$-	$81	$-

Reconciliation to amount on consolidated balance sheets:
Cash and cash equivalents	$34,668	$26,725	$21,285
Restricted cash	5,545	2,568	2,083
Total cash, cash equivalents and restricted cash	$40,213	$29,293	$23,368

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

The Company, through its variable interest entity (“VIE”), Shengfeng Logistics Group Co., Ltd. (“Shengfeng VIE” or “VIE”), and its subsidiaries, operates as a transportation and warehouse storage management services provider in the PRC. Shengfeng VIE was incorporated on December 7, 2001 under the laws of the PRC. Paid-in capital of Shengfeng VIE was approximately $27.17 million (approximately RMB189.6 million) as of December 31, 2024.

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

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities, including its WFOE and VIE:

No.	Name of subsidiaries	Place of incorporation	Date of incorporation or acquisition	Percentage of direct or indirect	Principal activities
1	Shengfeng Holding Limited (“Shengfeng HK”)	Hong Kong	August 18, 2020	100%	Investment holding of Tianyu
2	Tianyu Shengfeng Logistics Group Co., Ltd. (“Tianyu”, formerly known as “Fujian Tianyu Shengfeng Logistics Co., Ltd “)	Fujian, the PRC	December 16, 2020	100%	Investment holding of Shengfeng VIE
	VIE and VIE’s subsidiaries:
3	Shengfeng Logistics Group Co., Ltd. (“Shengfeng VIE” or “Shengfeng Logistics”)	Fujian, the PRC	December 7, 2001	100%	Transportation and warehouse storage management service
4	Fuqing Shengfeng Logistics Co., Ltd.	Fujian, the PRC	April 15, 2011	100%	Transportation and warehouse storage management service
5	Xiamen Shengfeng Logistics Co., Ltd.	Fujian, the PRC	December 22, 2011	100%	Transportation and warehouse storage management service
6	Guangdong Shengfeng Logistics Co., Ltd.	Guangdong, the PRC	December 30, 2011	100%	Transportation and warehouse storage management service

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

1.	ORGANIZATION AND NATURE OF OPERATIONS (CONTINUED)

No.	Name of subsidiaries	Place of incorporation	Date of incorporation or acquisition	Percentage of direct or indirect	Principal activities
7	Hainan Shengfeng Supply Chain Management Co., Ltd.	Hainan, the PRC	August 18, 2020	51%	Transportation and warehouse storage management service
8	Beijing Tianyushengfeng E-commerce Technology Co., Ltd.	Beijing, the PRC	January 9, 2004	100%	Transportation and warehouse storage management service
9	Beijing Shengfeng Supply Chain Management Co., Ltd.	Beijing, the PRC	April 13, 2016	100%	Transportation and warehouse storage management service
10	Shengfeng Logistics (Guizhou) Co., Ltd.	Guizhou, the PRC	August 15, 2017	100%	Transportation and warehouse storage management service
11	Shengfeng Logistics (Tianjin) Co., Ltd.	Tianjin, the PRC	March 8, 2016	100%	Transportation and warehouse storage management service
12	Shengfeng Logistics (Shandong) Co., Ltd.	Shandong, the PRC	March 15, 2016	100%	Transportation and warehouse storage management service
13	Shengfeng Logistics Hebei Co., Ltd.	Hebei, the PRC	February 17, 2016	100%	Transportation and warehouse storage management service
14	Shengfeng Logistics (Henan) Co., Ltd.	Henan, the PRC	March 28, 2016	100%	Transportation and warehouse storage management service
15	Shengfeng Logistics (Liaoning) Co., Ltd.	Liaoning, the PRC	March 2, 2016	100%	Transportation and warehouse storage management service
16	Shengfeng Logistics (Yunnan) Co., Ltd.	Yunnan, the PRC	January 25, 2016	100%	Transportation and warehouse storage management service
17	Shengfeng Logistics (Guangxi) Co., Ltd.	Guangxi, the PRC	February 1, 2016	100%	Transportation and warehouse storage management service
18	Hubei Shengfeng Logistics Co., Ltd.	Hubei, the PRC	December 15, 2010	100%	Transportation and warehouse storage management service
19	Shengfeng Logistics Group (Shanghai) Supply Chain Management Co., Ltd.	Shanghai, the PRC	August 26, 2015	100%	Transportation and warehouse storage management service
20	Shanghai Shengxu Logistics Co., Ltd.	Shanghai, the PRC	June 4, 2003	100%	Transportation and warehouse storage management service
21	Hangzhou Shengfeng Logistics Co., Ltd.	Zhejiang, the PRC	June 10, 2010	100%	Transportation and warehouse storage management service

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

1.	ORGANIZATION AND NATURE OF OPERATIONS (CONTINUED)

No.	Name of subsidiaries	Place of incorporation	Date of incorporation or acquisition	Percentage of direct or indirect	Principal activities
22	Nanjing Shengfeng Logistics Co., Ltd.	Jiangsu, the PRC	August 30, 2011	100%	Transportation and warehouse storage management service
23	Suzhou Shengfeng Logistics Co., Ltd.	Jiangsu, the PRC	January 14, 2005	90%	Transportation and warehouse storage management service
24	Suzhou Shengfeng Supply Chain Management Co., Ltd.	Jiangsu, the PRC	August 9, 2019	100%	Transportation and warehouse storage management service
25	Shengfeng Supply Chain Management Co., Ltd.	Fujian, the PRC	June 19, 2014	100%	Transportation and warehouse storage management service
26	Fuzhou Shengfeng Transportation Co., Ltd.	Fujian, the PRC	April 18, 2019	100%	Transportation and warehouse storage management service
27	Sichuan Shengfeng Logistics Co., Ltd.	Sichuan, the PRC	June 27, 2019	100%	Transportation and warehouse storage management service
28	Fujian Shengfeng Logistics Co., Ltd.	Fujian, the PRC	April 2, 2020	100%	Transportation and warehouse storage management service
29	Fujian Dafengche Information Technology Co. Ltd.	Fujian, the PRC	August 26, 2020	100%	Software engineering
30	Ningde Shengfeng Logistics Co. Ltd.	Fujian, the PRC	November 12, 2018	51%	Transportation and warehouse storage management service
31	Shengfeng Logistics (Zhejiang) Co., Ltd.	Zhejiang, the PRC	February 1, 2021	100%	Transportation and warehouse storage management service
32	Chengdu Shengfeng Supply Chain Management Co., Ltd.	Chengdu, the PRC	October 12, 2021	100%	Supply chain management service

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

1.	ORGANIZATION AND NATURE OF OPERATIONS (CONTINUED)

No.	Name of subsidiaries	Place of incorporation	Date of incorporation or acquisition	Percentage of direct or indirect	Principal activities
33	Shengfeng Logistics Group (Ningde) Supply Chain Management Co., Ltd.	Fujian, the PRC	September 23, 2022	100%	Supply chain management service
34	Anhui Shengfeng Supply Chain Management Co., Ltd.	Anhui, the PRC	November 29, 2023	100%	Transportation and warehouse storage management service
35	Shenzhen Tianyu Shengfeng Supply Chain Management Co., Ltd. (a)	Guangdong, the PRC	May 19, 2023	100%	Transportation and supply chain management service
36	Ningbo Shengfeng Supply Chain Co., Ltd.	Zhejiang, the PRC	April 16, 2024	100%	Transportation and warehouse storage management service
37	Qingdao Shengfeng Supply Chain Co., Ltd.	Shandong, the PRC	April 22, 2024	100%	Transportation and warehouse storage management service
38	Zhongshan Shengfeng Supply Chain Management Co., Ltd.	Guangdong, the PRC	May 15, 2024	100%	Transportation and warehouse storage management service
39	Hunan Shengfeng Supply Chain Management Co., Ltd.	Hunan, the PRC	May 23, 2024	100%	Transportation and warehouse storage management service
40	Jiangxi Shengfeng Supply Chain Management Co., Ltd.	Jiangxi, the PRC	May 24, 2024	100%	Transportation and warehouse storage management service
41	Dongguan Shengfeng Supply Chain Management Co., Ltd.	Guangdong, the PRC	July 7, 2024	100%	Transportation and warehouse storage management service
42	Langfang Shengfeng Logistics Co., Ltd	Hebei, the PRC	August 27, 2024	100%	Transportation and warehouse storage management service

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

1.	ORGANIZATION AND NATURE OF OPERATIONS (CONTINUED)

No.	Name of subsidiaries	Place of incorporation	Date of incorporation or acquisition	Percentage of direct or indirect	Principal activities
43	Liaoning Tianyu Changsheng Supply Chain Management Co., Ltd.	Liaoning, the PRC	October 16, 2024	66%	Transportation and warehouse storage management service
44	Chongqing Tianyu Shengfeng Supply Chain Management Co., Ltd	Chongqin, the PRC	October 21, 2024	100%	Transportation and supply chain management service
45	Fujian Shengfeng Fulai Low Altitude Comprehensive Service Co., Ltd.	Fujian, the PRC	November 7, 2024	51%	Transportation and cargo packaging service
46	Fujian Shengfeng Zhuoyue Shipping Engineering Technology Co., Ltd.	Fujian, the PRC	December 9, 2024	51%	Technical services and development
	Significant subsidiaries of Tianyu:
47	Yichun Shengfeng Logistics Co., Ltd.	Jiangxi, the PRC	December 1, 2022	100%	Transportation and warehouse storage management service
48	Fujian Shengfeng Smart Technology Co., Ltd. (“SF Smart”) (b)	Fujian, the PRC	April 20, 2023	0%	Property management service
49	Fujian Pingtan Tianyu Shengfeng Technology Co., Ltd. (“Pingtan SF”) (c)	Fujian, the PRC	September 27, 2023	0%	Supply chain management service
50	Hubei Tianyu Shengfeng Logistics Co., Ltd	Hubei, the PRC	November 14, 2023	100%	Transportation and supply chain management service
51	Wanzai Shengfeng Logistics Co., Ltd. (d)	Jiangxi, the PRC	January 4, 2024	0%	Transportation and supply chain management service

(a)	On June 12, 2024, Tianyu transferred its 100% equity interests in Shenzhen Tianyu Shengfeng Supply Chain Management Co., Ltd. to Shengfeng Logistics.

(b)	On April 20, 2023, SF Smart was set up in Fujian, China, with 55% of the equity interests owned by Tianyu, and 45% of the equity interests owned by Shengfeng Supply Chain Management Co., Ltd. During the year ended December 31, 2023, Tianyu entered into an equity purchase agreement to sell its 51% equity interest in Pingtan SF and Pingtan SF’s subsidiary (SF Smart) to a third party. The transaction was completed on March 13, 2024.

On June 3, 2024, Shengfeng Supply Chain Management Co., Ltd. entered into an equity purchase agreement to sell its 49% equity interest in Pingtan SF and Pingtan SF’s subsidiary (SF Smart) to a third party. The equity transfer was completed on June 19, 2024.

(c)	On September 27, 2023, Pingtan SF was set up in Fujian, China, with 51% of the equity interests owned by Tianyu, and 49% of the equity interests owned by Shengfeng Supply Chain Management Co., Ltd. Tianyu further entered into an agreement to sell 51% equity interest of Pingtan SF and Pingtan SF’s subsidiary (SF Smart) to a third party for a consideration of $7.2 million (RMB51.0 million). Tianyu received $2.8 million (RMB20.0 million) as of December 31, 2023 and received the remaining balance on January 12, 2024. The transaction was completed on March 13, 2024.

On June 3, 2024, Shengfeng Supply Chain Management Co., Ltd. entered into an agreement to sell 49% equity interest of Pingtan SF and Pingtan SF’s subsidiary (SF Smart) to a third party for a consideration of $6.8 million (RMB49.0 million). Shengfeng Supply Chain Management Co., Ltd. received $6.1 million (RMB44.0 million) as of December 31, 2024. The remaining consideration shall be paid before June 30, 2025. The equity transfer was completed on June 19, 2024.

(d)	Wanzai Shengfeng Logistics Co., Ltd. was deregistered on October 29, 2024

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

1.	ORGANIZATION AND NATURE OF OPERATIONS (CONTINUED)

Contractual Agreements

The Company conducts its operations through a series of agreements with the VIE and its subsidiaries as stated above. The VIE and its subsidiaries are utilized solely to facilitate the Company’s participation in transportation and warehouse storage management services in the PRC where foreign ownership is restricted. As such, Shengfeng VIE is controlled through contractual arrangements in lieu of direct equity ownership by the Company or any of its subsidiaries. Such contractual arrangements were made effective by a series of six agreements (collectively the “Contractual Arrangements”, or the VIE Agreements, which were signed on January 7, 2021).

As a result of the direct ownership in Tianyu and the Contractual Arrangements, the Company is regarded as the primary beneficiary of the VIE and its subsidiaries. Therefore, the VIE and its subsidiaries were treated as the consolidated entities under U.S. GAAP.

The significant terms of the Contractual Arrangements are as follows:

Equity Pledge Agreements

Each equity holder of the VIE has pledged all of his/her shares in the VIE and all other rights relevant to the shares to WFOE, as a collateral security for his/her and/or the VIE’s obligations to pay off all debt to WFOE, including consulting and services fees payable to WFOE. In the event of default of any payment obligation, WFOE will be entitled to certain rights, including transferring the pledged shares to itself and disposing the pledged shares through a sale or auction.

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

Exclusive Technical Consultation and Service Agreements

The VIE has entered into an exclusive technical consultation and service agreement with WFOE, pursuant to which, WFOE is engaged to provide certain technical services to the VIE, depending on the licenses obtained and held by the VIE. This technical consultation and service agreement will remain effective for 20 years and it can be extended by WFOE unilaterally. WFOE is entitled to collect service fees for the services it provides to the VIE, and the service fees are adjusted annually through written agreements. Technical service fees are composed of the basic annual fee, which is equal to 50% of the after-tax income of the VIE, and a floating fee, which shall not exceed the after-tax income after deducting paid basic annual fees. Due to its control over the VIE, WFOE has the right to determine the service fees to be charged to the VIE by considering, among others, the technical complexity of the services, the actual costs that may be incurred for providing the services and the VIE’s revenue.

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

1.	ORGANIZATION AND NATURE OF OPERATIONS (CONTINUED)

Contractual Agreements (continued)

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

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

1.	ORGANIZATION AND NATURE OF OPERATIONS (CONTINUED)

Contractual Agreements (continued)

Power of attorney

Each of the Equity Shareholders has signed a power of attorney (the “Power of Attorney”), pursuant to which, each of the Equity Shareholders has authorized WFOE to act as his or her exclusive agent and attorney with respect to all rights of such individual as a shareholder of the VIE, including but not limited to: (a) attending shareholders’ meetings; (b) exercising all the shareholder’s rights that shareholders are entitled to under PRC laws and the Articles of Association of the VIE, including but not limited to, sale, transfer, pledge and disposition of the equity interests of the VIE; and (c) designating and appointing the legal representative, chairperson, directors, supervisors, chief executive officer and other senior management members of the VIE. The Power of Attorney has the same term as the Voting Rights Proxy Agreement.

The Powers of Attorney is irrevocable and continuously valid from the date of execution of the Powers of Attorney, so long as the Equity Shareholders are shareholders of Shengfeng Logistics.

Spousal consent letter

Each of the respective spouses of the individual Equity Shareholders has executed an additional spousal consent letter which contains terms as described below. Pursuant to the spousal consent letters, each of the respective spouse of the individual Equity Shareholders, unconditionally and irrevocably agreed that the equity interests in the VIE held by and registered in the name of his/her spouse will be disposed of pursuant to the equity pledge agreement, the exclusive call option agreement and the shareholders’ voting rights proxy agreement. The spouse agreed not to assert any rights over the equity interests in the VIE held by his/her spouse.

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

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIE and the VIE’s subsidiaries over which the Company exercises control and, where applicable, entities for which the Company has a controlling financial interest or is the primary beneficiary. All significant transactions and balances between the Company, its subsidiaries, the VIE and the VIE’s subsidiaries have been eliminated upon consolidation.

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

All significant transactions and balances between the Company, its subsidiaries, the VIE and the VIE’s subsidiaries have been eliminated upon consolidation.

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

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Variable Interest Entities (continued)

The Company’s total assets and liabilities presented in the accompanying consolidated financial statements represent substantially all of the total assets and liabilities of the VIE because the other entities in the consolidation are non-operating holding entities with nominal assets and liabilities. The following financial statement amounts and balances of the VIE were included in the accompanying audited consolidated financial statements for the years ended December 31, 2024, 2023 and 2022, respectively:

	As of	As of
	December 31, 2024	December 31, 2023
Assets

Current Assets:
Cash and cash equivalents	$34,318	$21,645
Restricted cash	5,545	2,568
Notes receivable	7,309	5,525
Accounts receivable, net	126,467	97,006
Due from related parties	662	41
Prepayments and other current assets, net	28,912	20,109
Total Current Assets	203,213	146,894

Property and equipment, net	57,827	38,265
Intangible assets, net	11,413	12,160
Operating lease right-of-use assets, net	9,827	17,918
Long-term investments	1,900	8,831
Deposits for investment	10,573	8,471
Deferred tax assets	1,396	6,219
Other non-current assets	9,623	11,191
Total Assets	$305,772	$249,949

Liabilities and Equity

Current Liabilities
Notes payable	$14,907	$8,471
Accounts payable	91,936	62,628
Short-term bank loans	39,401	36,130
Due to related parties	1,687	1,704
Salary and welfare payables	3,017	4,582
Accrued expenses and other current liabilities	7,508	5,524
Operating lease liabilities, current	4,218	6,315
Tax payables	2,994	2,249
Total Current Liabilities	165,668	127,603

Long-term bank loans	16,390	-
Operating lease liabilities, non-current	4,648	10,831
Deferred tax liabilities	49	4,229
Other non-current liabilities	2,839	1,997
Total Liabilities	189,594	144,660

Net assets	$116,178	$105,289

	Years Ended December 31,
	2024	2023	2022

Total revenues	$498,122	$401,825	$370,325
Cost of revenues	$(453,365)	$(355,662)	$(328,793)
Income from operations	$14,450	$14,420	$10,318
Net income	$10,490	$10,828	$8,298

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign currencies translation and transaction

The reporting currency of the Company is the U.S. dollar. The Company in mainland China conducts its businesses in the local currency, Renminbi (RMB), as its functional currency. Monetary assets and liabilities are translated at the unified exchange rate as quoted by the People’s Bank of China at the end of the period. The statement of income accounts is translated at the average translation rates and the equity accounts are translated at historical rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Translation adjustments included in accumulated other comprehensive loss amounted to $9,047 and $7,366 as of December 31, 2024 and 2023, respectively. The balance sheet amounts, with the exception of shareholders’ equity, at December 31, 2024 and 2023 were translated at RMB7.1884 and RMB7.0827, respectively. The shareholders’ equity accounts were stated at their historical rates. The average translation rates applied to the statements of income accounts for the years ended December 31, 2024, 2023 and 2022 were RMB7.1217, RMB7.0467 and RMB6.7261 to $1.00 respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Cash and cash equivalents

Cash and cash equivalents represent demand deposits placed with banks or other financial institutions, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less and are readily convertible to known amounts of cash. The Company maintains most of its bank accounts in the mainland of China. Cash balances in bank accounts in mainland China are insured by the People’s Bank of China Financial Stability Department (“FSD”) while there is a RMB500,000 deposit insurance limit for a legal entity’s aggregated balance at each bank. As of December 31, 2024 and 2023, the Company had approximately $34.7 million and $26.7 million, respectively, of cash in banks, most held in the banks located in the mainland of China. Most of cash balance as of December 31, 2024 and 2023 are denominated in RMB.

Restricted cash

Restricted cash represents cash that cannot be withdrawn without the permission of third parties. The Company’s restricted cash is substantially cash balance in designated bank accounts as security for payment processing lawsuit, bank acceptance notes payables, letters of credit and letters of guarantee. Restriction on the use of such cash and the interest earned thereon is imposed by the banks and remains effective throughout the term of the security period. Upon maturities of the security period, the bank’s deposits are available for general use by the Company.

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, prepayments and other current assets, due from related parties, accounts payable, due to related parties, short-term bank loans, salary and welfare payables, accrued expenses and other current liabilities, current operating lease liabilities and taxes payable, approximates their recorded values due to their short-term maturities. The carrying value of long-term lease liabilities approximated its fair value as of December 31, 2024 and 2023 as the interest rates applied reflect the current market yield for comparable financial instruments.

Notes receivable

Notes receivable represents trade accounts receivable due from various customers where the customers’ banks have guaranteed the payments. The notes are non-interest bearing and normally paid within three to twelve months. The Company has the ability to submit request for payment to the customer’s bank earlier than the scheduled payment date but will incur an interest charge and a processing fee. As of December 31, 2024 and 2023, no notes were pledged for the Company’s notes payable.

Accounts receivable, net

Accounts receivable are recognized in the period when the Company has provided services to its customers and when its right to consideration is unconditional. On January 1, 2023, the Company adopted ASU 2016-13, “Financial Instruments — Credit Losses (Accounting Standards Codification (“ASC” Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”). ASC 326 introduces an approach based on expected losses to estimate the allowance for doubtful accounts, which replaces the previous incurred loss impairment model. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements. The Company’s estimation of allowance for credit losses considers factors such as historical credit loss experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, as well as an assessment of receivables due from specific identifiable counterparties to determine whether these receivables are considered at risk or uncollectible. The Company evaluates its accounts receivable for expected credit losses on a regular basis. The Company maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Company considers factors in assessing the collectability of its receivables, such as the age of the amounts due, the customer’s payment history, credit-worthiness and other specific circumstances related to the accounts. The Company adjusts the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Company also makes specific allowance in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted. The allowance for credit losses was approximately $3.0 million and $3.3 million as of December 31, 2024 and 2023, respectively.

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Prepayments and other assets, net

Prepayment and other assets primarily consist of VAT recoverable, advances to vendors for purchasing goods, long-lived assets or services that have not been received or provided, advances to employees, security deposits made to customers and advances to employees. Prepayment and other assets are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability and recoverability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. The allowance is also based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. The allowance for credit losses for prepayments and other assets were approximately $0.6 million and $0.4 million as of December 31, 2024 and 2023, respectively.

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

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

Impairment of long-lived assets

The Company evaluates its long-lived assets, including property and equipment and intangibles with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Company evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. The adjusted carrying amount of the assets become new cost basis and are depreciated over the assets’ remaining useful lives. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Given no events or changes in circumstances indicating the carrying amount of long-lived assets may not be recovered through the related future net cash flows, the Company did not recognize any impairment loss on long-lived assets for the years ended December 31, 2024, 2023 and 2022.

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

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Notes payable

Notes payable represents trade accounts payable due to various suppliers where the Company’s banks have guaranteed the payment. The notes are non-interest bearing and normally paid within three to twelve months. The Company shall keep sufficient cash in designated bank accounts or notes receivable pledged to the bank as security for payment processing.

Revenue recognition

The Company adopted ASC Topic 606. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is the transaction price the Company expects to be entitled to in exchange for the promised services in a contract in the ordinary course of the Company’s activities and is recorded net of value-added tax (“VAT”). To achieve that core principle, the Company applies the following steps:

Step 1: Identify the contract (s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Company generates revenues from providing transportation services and warehouse storage management services. No practical expedients were used when adopting ASC 606. Revenue recognition policies for each type of revenue stream are as follows:

Transportation services

The Company derives its transportation service revenue by providing logistic services based on customers’ orders. The Transportation service is considered a performance obligation as the customer can only obtain benefits when the goods are delivered to the destination. The transaction price is predetermined according to the distance of the transportation as well as the volume of the goods. Generally, the credit term is within two months. There is no other obligation in our contracts, such as return, refund or warranties. Revenue is recognized at the point in time when delivery of goods is made and the customer has accepted delivery.

Warehouse storage management services

The Company derives revenue from the warehouse storage management service provided to third-party companies, including handling services, security and other services. The promised services in each warehouse storage management service contract are accounted as a single performance obligation, as the promised services in a contract are not distinct and are considered as a significant integrated service. The consideration is predetermined in the contract according to the unit price, space and term as well as the services used with no other obligations such as return, refund or warranties. No variable considerations exist such as discounts, rebates, refunds, credits, price concession, incentive performance bonuses or penalties. Pursuant to the service agreement, the Company provides the customers with warehouse storage management service during the service period. Service fees for which are paid by such customers on a monthly basis. The revenue is recognized on a straight-line basis over the period of the warehouse storage management service term, as customers simultaneously receive and consume the benefits of these services throughout the service period.

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (continued)

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

Contract liabilities

A contract liability is recognized when a payment is received or a payment is due (whichever is earlier) from a customer before the Company transfers the related services. Contract liabilities are recognized as revenue when the Company performs under the contract. Revenue recognized that was included in contract liabilities at the beginning of the year was approximately $0.8 million, $0.8 million and $0.7 million for the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024 and 2023, contract liabilities amounted to approximately $1.6 million and $1.0 million, respectively, were included in “accrued expenses and other current liabilities.”

Disaggregated information of revenues by services:

	Years Ended December 31,
	2024	2023	2022

Revenues:
Transportation	$484,754	$383,211	$346,039
Warehouse storage management service	16,432	18,160	20,322
Others	2,972	2,750	3,964
Total revenues	$504,158	$404,121	$370,325

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (continued)

As of December 31, 2024 and 2023, the Company had outstanding contracts for providing transportation and warehouse management services amounting to approximately $0.5 million and $0.9 million, all of which is expected to be completed within 12 months from December 31, 2024 and 2023, respectively.

The Company’s operations are primarily based in the PRC, where the Company derived a substantial portion of revenues. Disaggregated information of revenues by geographic locations are as follows:

	Years Ended December 31
	2024	2023	2022

Fujian	$362,620	$267,393	$218,523
Beijing	30,721	29,110	36,958
Zhejiang	18,297	15,448	15,782
Guangdong	14,343	14,130	17,848
Shangdong	10,500	11,189	14,159
Others	67,677	66,851	67,055
Total	$504,158	$404,121	$370,325

Government Subsidies

The Company’s PRC based subsidiaries received government subsidies from certain local governments. The Company’s government subsidies consisted of specific subsidies and other subsidies. Specific subsidies are subsidies that the local government has provided for a specific purpose, such as truck station subsidies. Other subsidies are the subsidies that the local government has not specified its purpose for and are not tied to future trends or performance of the Company; receipt of such subsidy income is not contingent upon any further actions or performance of the Company and the amounts do not have to be refunded under any circumstances. The Company recorded specific subsidies as accrued expenses and other current liabilities when received. For specific subsidies, they are recognized as other income on a straight-line method within the useful life of relevant assets. Other subsidies are recognized as other income which is included in the consolidated statements of income upon receipt as further performance by the Company is not required. The government subsidies were approximately $0.2 million, $0.2 million and $0.8 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Advertising expenses

Advertising expenditures are expensed as incurred and such expenses were included as part of selling and marketing expenses. For the years ended December 31, 2024, 2023 and 2022, the advertising expenses amounted to approximately $0.1 million, $0.1 million and $0.05 million, respectively.

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Employee defined contribution plan

Full-time employees of the Company in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to them. Chinese labor regulations require that the Company make contributions to the government for these benefits based on government prescribed percentage of the employee’s salaries. The Company has no legal obligation for the benefits beyond the contributions. The total amount was expensed as incurred. For the years ended December 31, 2024, 2023 and 2022, employee welfare contribution expenses amounted to approximately $2.3 million, $2.5 million and $1.3 million, respectively.

Leases

The Company has elected the package of practical expedients permitted which allows the Company not to reassess the following at the adoption date: (i) whether any expired or existing contracts are or contains a lease, (ii) the lease classification for any expired or existing leases, and (iii) initial direct costs for any expired or existing leases (i.e. whether those costs qualify for capitalization under ASU 2016-02). The Company also elected the short-term lease exemption for certain classes of underlying assets including office space, warehouses and equipment, with a lease term of 12 months or less.

The Company determines whether an arrangement is or contains a lease at inception. A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Company are currently classified as operating leases. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, current, and operating lease liability, non-current in the Company’s consolidated balance sheets. Please refer to Note 13 for the disclosures regarding the Company’s method of adoption of ASC 842 and the impacts of adoption on its financial position, results of operations and cash flows.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. The operating lease ROU assets and lease liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. The operating lease ROU assets also includes any lease payments made and excludes lease incentives. The Company’s lease terms may include options to extend or terminate the lease. Renewal options are considered within the ROU assets and lease liabilities when it is reasonably certain that the Company will exercise that option. Lease expenses for lease payments are recognized on a straight-line basis over the lease term.

For operating leases with a term of one year or less, the Company has elected not to recognize a lease liability or ROU asset on its consolidated balance sheet. Instead, it recognizes the lease payments as expenses on a straight-line basis over the lease term. Short-term lease costs are immaterial to its consolidated statements of income and cash flows. The Company has operating lease agreements with insignificant non-lease components and have elected the practical expedient to combine and account for lease and non-lease components as a single lease component.

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

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2024, 2023 and 2022. All of the tax returns of the Company’s subsidiaries in PRC remain subject to examination by the tax authorities for five years from the date of filing.

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

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

The rights, including the liquidation and dividend rights, of the holders of the Company’s Class A and Class B Ordinary Shares are identical, except with respect to voting and conversion rights. Each Class A Ordinary Share is entitled to one vote; and each Class B Ordinary Share is entitled to ten votes and is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis. For the years ended December 31, 2024, 2023 and 2022, the net earnings per share amounts are the same for Class A and Class B Ordinary Shares because the holders of each class are entitled to equal per share dividends or distributions in liquidation.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current period presentation. These reclassifications had no effect on the reported revenues and net income.

Risks and Concentration

a)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s interest rate risk arises primarily from bank loans. Bank loans issued at variable rates and fixed rates expose the Company to cash flow interest rate risk and fair value interest rate risk respectively.

b)	Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. As of December 31, 2024 and 2023, approximately $40.2 million and $29.3 million were deposited with financial institutions located in the PRC, respectively, where there is a RMB500,000 deposit insurance limit for a legal entity’s aggregated balance at each bank. As a result, the amounts not covered by deposit insurance were approximately $37.7 million and $26.4 million as of December 31, 2024 and 2023, respectively.

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

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Risks and Concentration (continued)

Shengfeng WFOE and its subsidiaries, Shengfeng VIE and its subsidiaries (collectively “Shengfeng PRC entities”), the functional currency is the RMB, and the Company’s consolidated financial statements are presented in U.S. dollars. The RMB depreciated by 1.70% in the year ended December 31, 2023 and further depreciated by 1.49% in the year ended December 31, 2024. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect its financial results reported in the U.S. dollar terms without giving effect to any underlying changes in its business or results of operations. Currently, the Company’s assets, liabilities, revenues and costs are denominated in RMB.

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

For the year ended December 31, 2024, Hubei LuGe Logistics Co., Ltd. contributed approximately 22.0% of total cost of revenues of the Company and Fujian Jinwang Yuntong Logistics Technology Co., Ltd. contributed approximately 12.3% of total cost of revenues of the Company.

For the year ended December 31, 2023, Fujian Jinwang Yuntong Logistics Technology Co., Ltd. contributed approximately 32.7% of total cost of revenues of the Company.

For the year ended December 31, 2022, Fujian Jinwang Yuntong Logistics Technology Co., Ltd. contributed approximately 23.5% of total cost of revenues of the Company.

As of December 31, 2024 and 2023, no customers accounted more than 10% of the account receivables.

As of December 31, 2024, Hubei LuGe Logistics Co., Ltd. contributed approximately 10.9% of total account payable balances and Jilin Baoqi Smart Logistics Industry Center Co., Ltd. contributed approximately 10.8% of total account payable balances. As of December 31, 2023, Fujian Jinwang Yuntong Logistics Technology Co., Ltd., contributed approximately 13.7% of total account payable balances.

d)	The VIE risk

Under the Contractual Agreements with the consolidated the VIE, the Company has the power to direct activities of the consolidated the VIE and the VIE’s subsidiaries through the Company’s PRC subsidiary, and can have assets transferred freely out of the consolidated the VIE and the VIE’s subsidiaries without restrictions. Therefore, the Company considers that there is no asset of the consolidated the VIE that can only be used to settle obligations of the respective consolidated the VIE, except for the registered capital of the consolidated the VIE amounting to approximately $27.2 million as of December 31, 2024 and 2023. Since the consolidated the VIE and the VIE’s subsidiaries are incorporated as limited liability companies under the PRC Law, creditors of the consolidated the VIE and the VIE’s subsidiaries do not have recourse to the general credit of the Company.

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Risks and Concentration (continued)

The Company believes that the Company’s PRC subsidiary’s Contractual Arrangements with the consolidated the VIE and the Equity Shareholders are in compliance with PRC laws and regulations, as applicable, and are legally binding and enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these Contractual Arrangements.

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

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements (continued)

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

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative. This ASU aligns the requirements in the ASC to the removal of certain disclosure requirements set out in Regulation S-X and Regulation S-K, announced by the SEC. The effective date for each amended topic in the ASC is either the date on which the SEC’s removal of the related disclosure requirement from Regulation S-X or Regulation S-K becomes effective, or on June 30, 2027, if the SEC has not removed the requirements by that date. Early adoption is prohibited. The Company is currently evaluating the impact of adopting ASU 2023-06 on its consolidated financial statements.

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

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements – Amendments to Remove References to the Concept Statements” (“ASU 2024-02”). ASU 2024-02 contains amendments to the FASB Accounting Standards Codification that remove references to various FASB Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior Statements to provide guidance in certain topical areas. ASU 2024-02 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the potential impact of adopting this guidance on Financial Statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated balance sheets, consolidated statements of income and comprehensive income (loss), changes in equity and cash flows

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

3.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31, 2024	As of December 31, 2023

Accounts receivable	$130,345	$100,967
Less: Allowance for credit losses for accounts receivable	(3,045)	(3,269)
Total	$127,300	$97,698

Movement of allowance of credit losses for accounts receivable

	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022

Beginning balance	$3,269	$3,115	$2,398
(Recovery of) provision for credit losses	(61)	608	1,130
Written-off	(117)	(401)	(178)
Exchange rate effect	(46)	(53)	(235)
Ending balance	$3,045	$3,269	$3,115

4.	PREPAYMENTS AND OTHER ASSETS, NET

The prepayments and other assets, net consisted of the following:

	As of December 31, 2024	As of December 31, 2023

Deposits (a)	$14,510	$13,134
Prepayments for goods and services	3,390	2,973
VAT recoverable (b)	5,600	1,955
Prepayments and other receivables for property and equipment (c)	5,232	7,539
Prepayments for intangible assets (d)	-	17,661
Loan receivable (e)	9,738	-
Disposal consideration (e)	696	-
Advances to employees	81	58
Others	696	475
Prepayments and other assets	39,943	43,795
Less: Allowance for credit losses for prepayments and other assets	(573)	(405)
Prepayments and other assets, net	39,370	43,390
Less: Prepayments and other current assets, net	(29,684)	(14,537)
Other non-current assets	$9,686	$28,853

(a)	Deposits represent the refundable deposits to the lessors for the leased warehouses and office space.

(b)	VAT recoverable represents the balances that the Company can utilize to deduct its value-added tax liabilities within the next 12 months.

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

4.	PREPAYMENTS AND OTHER ASSETS, NET (CONTINUED)

(c)	Prepayments and other receivables for property and equipment represent mainly prepayments and other receivables for constructions of logistic stations.

(d)

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

On December 22, 2023, SF Smart made a deposit of approximately $9.2 million (RMB65.1 million) to local government authority Fuzhou High-tech Development Zone Municipal Bureau of Natural Resources for the bidding of Target land, which was previously held by Yingfu (see Note 8). On January 9, 2024, SF Smart signed a Land Use Right Transfer Agreement with local government for a consideration of approximately $18.3 million (RMB129.5 million). On January 12, 2024, the Company made the remaining payment of approximately $9.0 million (RMB64.4 million) to local government authority. The certificate of land use right was still being progressed before SF Smart was disposed.

The above prepaid balance was disposed through the disposition of SF Smart on March 13, 2024.

(e)

(i) On June 3, 2024, Shengfeng Supply Chain Management Co., Ltd. entered into an agreement to sell 49% equity interest of Pingtan SF and Pingtan SF’s subsidiary (SF Smart) to a third party for a consideration of approximately $6.8 million (RMB49.0 million). Shengfeng Supply Chain Management Co., Ltd. received approximately $6.1 million (RMB44.0 million) as of December 31, 2024. The remaining consideration approximately $0.7 million (RMB5.0 million) shall be paid before June 30, 2025. The equity transfer was completed on June 19, 2024.

In additional, according to the agreement, Pingtan SF and Pingtan SF’s subsidiary (SF Smart) shall repay borrowing of approximately $6.8 million (RMB49.0 million) to the Company before July 30, 2024. As of December 31, 2024, the Company have received repayment of approximately $2.8 million (RMB20.0 million), the Company expects to receive the remaining balance of approximately $4.0 million (RMB29.0 million) in the next twelve months.

(ii) On June 11, 2024, for the purpose of acquiring a land use right to expand the Company’s logistic business, the Company signed Memorandum of Understanding of Share Purchase Agreement (“2024 MOU”) with two shareholders of Hubei Tongzhou Information Harbor Co., Ltd (“Tongzhou”) to acquire 100% equity interest of Tongzhou, which owns land use right and constructed certain office and warehouse on such land use right. As of December 31, 2024, the Company made a loan of approximately $5.7 million（RMB41.0 million）to Tongzhou to secure the transaction and provide working capital for its further development. As of the date of this report, the transaction is not completed yet.

Movement of allowance for credit losses for prepayments and other assets

	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022

Beginning balance	$405	$454	$439
Provisions for (recovery of) credit losses for prepayments and other assets	176	(42)	54
Exchange rate effect	(8)	(7)	(39)
Ending balance	$573	$405	$454

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

5.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of December 31, 2024	As of December 31, 2023

Buildings	$25,838	$26,249
Office equipment	2,887	3,181
Machinery and tools	1,562	1,736
Vehicles	31,007	35,338
Leasehold improvements	5,776	5,632
Constructions in progress	28,479	3,255
Subtotal	95,549	75,391
Less: accumulated depreciation and amortization	(35,581)	(34,322)
Property and equipment, net	$59,968	$41,069

As of December 31, 2024 and 2023, property and equipment with net book value amounted to approximately $16.3 million and $17.6 million, respectively, were pledged for obtaining various loans (See Note 10 Notes payables and Note 11 Bank loans).

Depreciation and amortization expenses for the years ended December 31, 2024, 2023 and 2022, amounted to approximately $6.4 million, $6.4 million and $7.0 million, respectively. For the years ended December 31, 2024, 2023 and 2022, depreciation and amortization included in the cost of revenue were approximately $5.7 million, $5.7 million and $6.1 million, respectively. For the years ended December 31, 2024, 2023 and 2022, depreciation and amortization included in selling, general and administrative expenses were approximately $0.7 million, $0.7 million and $0.9 million, respectively.

6.	INTANGIBLE ASSETS, NET

The Company’s intangible assets with definite useful lives primarily consisted of land use rights and licensed software. The following table summarizes the components of acquired intangible asset balances.

	As of December 31, 2024	As of December 31, 2023

Land use rights	$13,878	$14,086
Licensed software	2,086	2,038
Subtotal	15,964	16,124
Less: accumulated amortization	(4,551)	(3,964)
Intangible assets, net	$11,413	$12,160

As of December 31, 2024 and 2023, land use rights with net book value amounted to approximately $8.3 million and $8.6 million, respectively, were pledged for obtaining various of loans (See Note 10 Notes payables and Note 11 Bank loans).

Amortization expenses for the years ended December 31, 2024, 2023 and 2022, amounted to approximately $0.7 million, $0.6 million and $0.5 million, respectively.

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

6.	INTANGIBLE ASSETS, NET (CONTINUED)

The future amortization for the intangible assets is expected to be as follows:

Twelve months ending December 31,	Estimated amortization expense

2025	$449
2026	445
2027	400
2028	340
2029	338
Thereafter	9,441
Total	$11,413

7.	LONG-TERM INVESTMENTS

The Company’s long-term investments consisted of the following:

	As of December 31, 2024	As of December 31, 2023

Equity investments accounted for using the equity method	$1,900	$1,913

For the years ended December 31, 2024, 2023 and 2022, the Company has the following equity investments which were accounted for using the equity method:

Movement of equity method investment

	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022

Beginning balance	$1,913	$2,040	$2,142
Share of income in equity method investee	15	19	82
Dividend received	-	(114)	-
Exchange rate effect	(28)	(32)	(184)
Ending balance	$1,900	$1,913	$2,040

In 2007, the Company acquired 40% of the equity interests of Fujian Bafang Shengfeng Logistics Co., Ltd (“Fujian Bafang”) with a cash consideration of approximately $1.7 million (RMB12 million). As the Company is able to exercise significant influence over Fujian Bafang after such acquisition, the Company therefore accounted for this investment under the equity method of accounting.

No impairment loss was recognized for the long-term investments for the years ended December 31, 2024, 2023 and 2022.

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

8.	Deposits for investment

	As of December 31, 2024	As of December 31, 2023

Fujian Yingfu Integrated Circuit Co., Ltd. (a)	$1,600	$8,471
Hubei Tongzhou Information Port Co., Ltd. (b)	8,973	-
Deposits for investment	$10,573	$8,471

(a)

Historically, the Company signed a series of Share Purchase Agreements with Huasheng Group Limited (the “Huasheng”) and the parent company of Fujian Yingfu Integrated Circuit Co., Ltd. (“Yingfu” or the “Target Company”) to purchase 100% equity interest of Yingfu or a new established subsidiary of Yingfu, in order to obtain the Target land (see Note 4)

On September 30, 2023, the Company, Yingfu and Huasheng reached a termination agreement. Pursuant to the termination agreement, all parties agreed to terminate the Share Purchase Agreements, and Yingfu shall refund the deposit of RMB100 million (approximately $13.9 million) to the Company.

In October and November 2023, Yingfu refunded RMB40 million (approximately $5.6 million) to the Company. On February 7, 2024, Yingfu further refunded RMB48.5 million (approximately $6.7 million) to the Company.

(b)	On June 11, 2024, for the purpose of acquiring a land use right to expand the Company’s logistic business, the Company signed 2024 MOU with two shareholders of Tongzhou to acquire 100% equity interest of Tongzhou, which owns land use right and constructed certain office and warehouse on such land use right. In accordance with 2024 MOU, the Company made prepayment of approximately $9.0 million (RMB64.5 million) by December 31, 2024 to secure the transaction.

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

9.	RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022:

Name of related parties	Relationship with the Company
Fujian Bafang Shengfeng Logistics Co., Ltd (“Fujian Bafang”)	An equity investee of the Company
Fuzhou Tianyu Shengfeng Industrial Co., Ltd (“Fuzhou Tianyu”)	A company controlled by Yongxu Liu, CEO and Chairman of the Company
Fuzhou Tianyu Shengfeng Property Management Co., Ltd (“Fuzhou Tianyu Management”)	A company under the control of a shareholder
Fuzhou Tianyu Yuanmei Catering Co., Ltd (“Fuzhou Tianyu Catering”)	A company under the control of a shareholder
Fujian Desheng Logistics Co., Ltd (“Fujian Desheng”)	A company under the control of a shareholder
Yongxu Liu	The Company’s CEO and Chairman
Yongteng Liu	CEO’s brother
Fujian Yunlian Shengfeng Industry Co., Ltd., (“Fujian Yunlian”)	Shengfeng VIE’s shareholder
Fuzhou Puhui Technology Co., Ltd	Non-controlling shareholder of Ningde Shengfeng Logistics Co. Ltd.
Chongqing Changjiang River Moulding Material (Group) Co., Ltd. (“Chongqing Changjiang”)	Non-controlling shareholder of Liaoning Tianyu Changsheng Supply Chain Management Co., Ltd.
Zhangwu Changjiang Materials Technology Co., Ltd. (“Zhangwu Changjiang”)	A company under the control of Chongqing Changjiang
Changjiang Modeling Materials (Group) Kezuohou Banner Co., Ltd (“Changjiang Modeling”)	A company under the control of Chongqing Changjiang
Kunshan Changjiang Modeling Materials Co., Ltd. (“Kunshan Changjiang”)	A company under the control of Chongqing Changjiang

i)	Significant transactions with related parties were as follows:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022

Transportation services to Fujian Bafang	$-	$-	$18
Transportation services to Fujian Desheng	157	37	-
Transportation services to Zhangwu Changjiang	24	-	-
Transportation services to Changjiang Modeling	539	-	-
Transportation services to Kunshan Changjiang	12	-	-
Total	$732	$37	$18

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022

Transportation services from Fujian Bafang	$1,799	$1,108	$1,196
Lease services from Fuzhou Tianyu	$227	$228	$305
Lease services from Fuzhou Tianyu Management	$47	$17	$35
Catering services from Tianyu Catering	$1	$2	$-

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

9.	RELATED PARTY TRANSACTIONS (CONTINUED)

ii)	Guarantees

The Company’s shareholder, CEO and Chairman, Yongxu Liu, his brother, Yongteng Liu, Fujian Yunlian and Fuzhou Puhui Technology Co., Ltd, were the guarantors of the Company’s bank loans.

iii)	Significant balances with related parties were as follows:

	As of December 31, 2024	As of December 31, 2023
Due from related parties
Fuzhou Tianyu	$41	$41
Fujian Desheng	39	40
Zhangwu Changjiang	26	-
Changjiang Modeling	582	-
Kunshan Changjiang	13	-
Total	$701	$81

	As of December 31, 2024	As of December 31, 2023
Due to related parties
Fujian Bafang (a)	$1,662	$1,622
Fuzhou Tianyu	18	48
Fuzhou Tianyu Management	7	34
Total	$1,687	$1,704

(a)	On December 10, 2007, the Company entered into an interest-free loan agreement with Fujian Bafang for a principal amount of approximately $1.4 million (RMB 9.6 million). Such loan is due on demand.

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

10.	NOTES PAYABLE

	As of December 31, 2024	As of December 31, 2023

Bank acceptance notes payable issued by Industrial Bank Fuzhou Branch	$6,955	$-
Commercial acceptance notes payable guaranteed by China Minsheng Bank Fuzhou Branch	-	8,471
Commercial acceptance notes payable guaranteed by China Postal Savings Bank Fuzhou Branch	4,196	-
Letters of Credit issued by Industrial Bank Fuzhou Branch (a)	3,756	-
Total	$14,907	$8,471

(a)	On September 30 2024 and October 31, 2024, Industrial Bank Fuzhou Branch issued letter of credits approximately $1.8 million (RMB13.0 million) and approximately $1.9 million (RMB14.0 million) to the Company with due date of September 23, 2025 and September 30, 2025. These letters of credit were drawn down from Industrial Bank Fuzhou Branch’s credit line,

The movement of notes payable is as follows:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022

Beginning balance	$8,471	$2,046	$-
Additions	34,003	8,515	2,119
Repayments	(27,381)	(2,022)	-
Exchange rate effect	(186)	(68)	(73)
Total	$14,907	$8,471	$2,046

11.	BANK LOANS

The following table presents bank loans from commercial banks as of December 31, 2024 and 2023:

	As of December 31, 2024	As of December 31, 2023

Bank of China Fuzhou Jin’an Branch	$11,129	$11,295
China Merchant Bank Fuzhou Branch	10,340	10,589
Xiamen International Bank Co., Ltd. Fuzhou Branch	6,956	7,059
Haixia Bank of Fujian Fuzhou Jin’an Branch	1,113	1,412
Fujian Fuzhou Rural Commercial Bank Co., Ltd. Yuefeng Branch	1,391	-
Shanghai Pudong Development Bank Co., Ltd. Fuzhou Branch	2,087	2,118
Industrial Bank Fuzhou Branch	4,994	2,245
Haixia Bank of Fujian Fuzhou Minjiang Branch	1,391	1,412
Bank of China Ningde Branch	16,390	-
Total	55,791	36,130
Less: Short-term bank loans	(39,401)	(36,130)
Long-term bank loans	$16,390	$-

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

11.	BANK LOANS (CONTINUED)

The movement of bank loans is as follows:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022

Beginning balance	$36,130	$47,655	$45,956
Additions	66,844	37,876	61,269
Repayments	(46,464)	(48,661)	(55,485)
Exchange rate effect	(719)	(740)	(4,085)
Total	$55,791	$36,130	$47,655

For the years ended December 31, 2024, 2023 and 2022, the capitalized interest for the above bank loans was approximately $0.3 million, $nil and $nil, respectively. For the years ended December 31, 2024, 2023 and 2022, the interest expense for the above bank loans was approximately $1.3 million,1.4 million and 2.1 million, respectively. The bank loans outstanding for the years ended December 31, 2024, 2023 and 2022 carried a weighted average interest rate of approximately 3.55%, 3.94% and 4.08% per annum, respectively.

The repayment schedule for the bank loans is as follows:

Twelve months ending December 31,	Repayment
2025	$39,401
2026	819
2027	1,639
2028	2,049
2029	2,049
Thereafter	9,834
Total	$55,791

As of December 31, 2024 and 2023, certain plant and land use right of the Company with the aggregated net book value of approximately $24.6 million and approximately $26.2 million, respectively, were pledged for certain notes payable and bank loans.

As of December 31, 2024, the Company had an aggregate credit line of approximately $92.4 million (RMB664.0 million) and approximately $75.7 million (RMB544.3 million) was used for the loan balance, bank acceptance notes payable, letters of credit and letters of guarantee.

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

12.	ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of December 31, 2024	As of December 31, 2023

Rental and freight logistics deposits received	$6,160	$4,286
Payables for long-term assets	965	1,326
Government subsidies	1,022	1,070
Contract liabilities	1,629	1,040
Advance from third party (a)	-	7,201
Consideration deposit received from a third party (b)	139	2,824
Others	596	507
Total	$10,511	$18,254
Less: accrued expenses and other current liabilities	(7,673)	(16,258)
Other non-current liabilities	$2,838	$1,996

(a)	On September 26, 2023, the Company entered into a shareholder agreement with a third party. Pursuant to the agreement: (i) the Company will develop the land together with the third party through SF Smart as a project management company. (ii) the third party will obtain 51% equity interest in Pingtan SF for a consideration of approximately $7.2 million (RMB51.0 million). (iii) the third party and the Company will advance approximately $7.2 million (RMB51.0 million) and $6.9 million (RMB49.0 million) to SF Smart, respectively, these advances are due on demand, bearing interest rate at the loan prime for one-year of the People’s Bank of China. As of December 31, 2023, the Company received the advance from this third party in full of approximately $7.2 million (RMB51.0 million) and the consideration deposit of approximately $2.8 million (approximately RMB20.0 million) for the equity interest. On January 12, 2024, the Company received the remaining equity consideration of approximately $4.4 million (RM31.0 million) from the third party. The transaction was completed on March 13, 2024.

(b)	On September 2, 2024, the Company entered into a Memorandum of Understanding with a third party to sell 90% equity interest in Suzhou Shengfeng Logistics Co., Ltd. The Company have received consideration deposit of approximately $0.1 million (RMB1.0 million).

13.	LEASES

Operating leases as lessee

As of December 31, 2024 and 2023, the Company has operating leases recorded on its consolidated balance sheets for certain office spaces and warehouses that expire on various dates through 2044. The Company terminated leases for certain facilities with lower usage, the termination of the leases reduced operating ROU assets of approximately $5.4 million and operating lease liabilities of approximately $5.3 million, respectively, during such periods. The Company does not plan to cancel the remaining existing lease agreements for its existing facilities prior to their respective expiration dates. When determining the lease term, the Company considers options to extend or terminate the lease when it is reasonably certain that it will exercise or not exercise that option. The Company’s lease arrangements may contain both lease and non-lease components. The Company has separately accounted for lease and non-lease components based on their nature. Payments under the Company’s lease arrangement are fixed.

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

13.	LEASES (CONTINUED)

The following table shows ROU assets and lease liabilities, and the associated financial statement line items:

	As of December 31, 2024	As of December 31, 2023

Assets
Operating lease right-of-use assets, net	$9,918	$18,020

Liabilities
Operating lease liabilities, current	$4,218	$6,315
Operating lease liabilities, non-current	$4,719	$10,899

Weighted average remaining lease term (in years)	3.25	4.67
Weighted average discount rate (%)	5.84	5.84

Information related to operating lease activities during the years ended December 31, 2024, 2023 and 2022 is set forth follows:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022

Operating lease right-of-use assets (extinguished) obtained in exchange for lease liabilities	$(2,115)	$(1,347)	$9,674

Operating lease expense
Amortization of operating lease right-of-use assets	5,796	8,096	9,157
Interest of operating lease liabilities	785	1,241	1,656
Total	$6,581	$9,337	$10,813

Maturities of lease liabilities were as follows:

Lease Liabilities

Twelve months ending December 31,
2025	$4,371
2026	2,595
2027	1,368
2028	529
2029	298
Thereafter	702
Total lease payments	9,863
Less: imputed interest	(926)
Total	$8,937

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

14.	TAXES

(a)	Corporate Income Taxes (“CIT”)

Cayman Islands

Under the current tax laws of Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s subsidiary incorporated in Hong Kong is subject to two-tier profit tax rates. The profits tax rate for the first HKD 2 million of assessable profits of a corporation will be subject to the lowered tax rate, 8.25% while the remaining assessable profits will be subject to the legacy tax rate, 16.5%. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax. The Company did not make any provision for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception.

PRC

The Company’s PRC subsidiaries, the VIE and the VIE’s subsidiaries are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “CIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. The total impact of preferential tax rates amounted to approximately $1.4 million, $0.8 million and $0.3 million for the years ended December 31, 2024, 2023 and 2022, respectively and the impact to EPS is not significant for the years ended December 31, 2024, 2023 and 2024.

Under the CIT Laws, an enterprise which qualifies as a High and New Technology Enterprise (“the HNTE”) is entitled to a preferential tax rate of 15% provided it continues to meet HNTE qualification standards on an annual basis. Beijing Shengfeng Supply Chain Management Co., Ltd. as an HNTE and is entitled for a preferential tax rate of 15% from 2020 to 2025. Guangdong Shengfeng Logistics Co., Ltd. as an HNTE and is entitled for a preferential tax rate of 15% from 2020 to 2022. Beijing Tianyushengfeng e-commerce Technology Co. Ltd. as an HNTE and is entitled for a preferential tax rate of 15% from 2021 to 2026 to the extent it has taxable income under the CIT Laws. Shengfeng Supply Chain Management Co. Ltd. is eligible to enjoy a preferential tax rate of 15% from 2020 to 2022 and further extended to 2025 to the extent it has taxable income under the CITLaws due to the local preferential tax policy.

Several subsidiaries and the VIE’s subsidiaries, including Chengdu Shengfeng Supply Chain Management Co., Ltd., Shengfeng Logistics (Liaoning) Co., Ltd., Shengfeng Logistics (Guangxi) Co., Ltd., etc., are qualified as small and low-profit, thus the preferential effective tax rates of 2.5%-5% are applied to these entities.

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

14.	TAXES (CONTINUED)

(a)	Corporate Income Taxes (“CIT”) (continued)

i)	The components of income (loss) before income taxes are as follows:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022

Non-PRC	$(258)	$(421)	$(472)
PRC	12,751	13,049	9,897
Total	$12,493	$12,628	$9,425

ii)	The components of the income tax provision are as follows:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022

Current income tax expense	$1,077	$796	$361
Deferred income tax expense	589	1,524	1,238
Total income tax expense	$1,666	$2,320	$1,599

iii)	The following table reconciles PRC statutory rates to the Company’s effective tax rate:

The following table reconciles the China statutory rates to the Company’s effective tax rate for the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022

PRC statutory income tax rate	25.0%	25.0%	25.0%
Effect of preferential tax rates (a)	(10.8)%	(6.2)%	(2.8)%
Eligible additional deduction (b)	(2.4)%	(3.5)%	(3.3)%
Impact of different tax rates in other jurisdictions	0.5%	0.8%	1.3%
Non-taxable and exemptions	0.0%	(0.3)%	(3.3)%
Permanent differences (c)	1.0%	2.6%	0.1%
Effective income tax rate	13.3%	18.4%	17.0%

(a)	Preferential tax rates for small and micro low-profit and high-tech entities.

(b)	Eligible additional deduction mainly consisted of research and development super deduction and disabled staff super deduction.

(c)	Permanent differences mainly consisted of non-deductible meal and entertainment fees in PRC tax returns.

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

14.	TAXES (CONTINUED)

(a)	Corporate Income Taxes (“CIT”) (continued)

iv)	The following table summarizes deferred tax assets and liabilities resulting from differences between financial accounting basis and tax basis of assets and liabilities:

	As of December 31, 2024	As of December 31, 2023

Deferred tax assets:
Net operating losses carryforward	$280	$609
Allowance for credit losses	791	913
Deferred income (a)	256	267
Intangible assets (b)	193	155
Operating lease liabilities	1,806	4,303
Total deferred tax assets	3,326	6,247
Less: valuation allowance	-	-
Total deferred tax assets, net of valuation allowance	3,326	6,247
Net off against deferred tax liabilities	(1,892)	-
Net deferred tax assets	$1,434	$6,247

Deferred tax liabilities:
Property and equipment (c)	$41	$-
Operating lease right-of-use assets	1,904	4,254
Deferred tax liabilities	1,945	4,254
Net off against deferred tax assets	(1,892)	-
Net deferred tax liabilities	$53	$4,254

(a)	Deferred income represents the assets related government subsidies, which will amortize on a straight-line basis within the useful life of related assets. The tax basis is recognized when the Company received the subsidies.

(b)	Intangible asset represents the amortization temporary difference of licensed software. Management uses 10 years useful life as the tax basis, which is different from the 5 years useful life in accounting basis.

(c)	Property and equipment represent the amortized temporary difference between the tax basis and the accounting basis.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the cumulative earnings and projected future taxable income in making this assessment. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, valuation allowances of nil were provided for the Company’s certain subsidiaries with net operating loss carryforwards as of December 31, 2024 and 2023.

According to PRC tax regulations, the PRC enterprise net operating loss can generally carry forward for no longer than five years, and HNTE’s net operating losses can be carried forward for no more than 10 years, starting from the year subsequent to the year in which the loss was incurred. Carryback of losses is not permitted. The Group will re-apply for the HNTE certificate when the prior certificate expires in the foreseeable future. Total net operating losses (NOLs) carryforwards of the Group’s VIEs in mainland China is $1.7 million and $2.8 million as of December 31, 2024 and 2023, respectively. As of December 31, 2024, net operating loss carryforwards from PRC will expire in calendar years 2026 to 2030, and 2033, if not utilized.

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

14.	TAXES (CONTINUED)

(a)	Corporate Income Taxes (“CIT”) (continued)

Uncertain tax positions

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100. In the case of transfer pricing issues, the statute of limitation is 10 years. The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2024 and 2023, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur interests and penalties tax for the years ended December 31, 2024, 2023 and 2022.

(b)	Tax payable

Tax payable consisted of the following:

	As of December 31, 2024	As of December 31, 2023

Value-added tax payable	$1,879	$1,665
Income tax payable	821	343
Other taxes payable	317	270
Total	$3,017	$2,278

15.	EQUITY

Ordinary shares

The Company was established as a holding company under the laws of Cayman Islands on July 16, 2020. The original authorized number of ordinary shares is 50,000 shares with par value of $1.00 per share. On December 18, 2020, the Company amended the Memorandum of Association to increase the authorized share capital to 400,000,000 Class A ordinary Shares and 100,000,000 Class B ordinary Shares and reduced the par value to $0.0001 per share.

Initial Public Offering

On April 4, 2023, the Company completed its initial public offering (the “IPO”) of 2,400,000 Class A ordinary shares at a public offering price of $4.00 per share. The gross proceeds were $9.6 million from the offering, before deducting underwriting discounts and other related expenses. The Company received approximately $8.5 million after deducting offering costs.

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

15.	EQUITY (CONTINUED)

Underwriter’s Warrants

In connection with the IPO, the Company issued to Univest Securities, LLC, and its affiliates, as the representative of the underwriters, warrants that are exercisable for a period of one year after the effective date of the registration statement, entitling the holders of the warrants to purchase an aggregate of up to 144,000 Class A ordinary shares at a per share price of $4.46. Management determined that these warrants meet the requirements for equity classification under ASC 815-40 because they are indexed to the Company’s Class A ordinary shares and meet the requirements for equity classification. The warrants were recorded at their fair value on the date of grant as a component of shareholders’ equity. The fair value of these warrants was $368,454, which was considered a direct cost of IPO and included in additional paid-in capital. The fair value has been estimated using the Black-Scholes pricing model with the following weighted-average assumptions: market value of underlying share of $4.05, risk free rate of 4.5%; expected term of one year; exercise price of the warrants of $4.46, volatility of 183.5%; and expected future dividends of nil. On October 19, 2023, the underwriters opted to exercise all warrants on a cashless basis. On October 25, 2023, the Company issued 97,513 Class A ordinary shares to the underwriters.

As of December 31, 2024, 40,617,513 Class A ordinary shares and 41,880,000 Class B ordinary shares were issued and outstanding. The shares are presented on a retroactive basis to reflect the recapitalization.

Non-controlling interests

For the year ended December 31, 2024, one of the non-controlling shareholders made capital contributions totaling approximately $2.1 million to the Company. For the year ended December 31, 2023, one of the non-controlling shareholders made capital contributions totaling approximately $0.6 million to the Company. On December 31, 2022, Suzhou Shengfeng, one of VIE subsidiaries declared a dividend of approximately $2.5 million based on the subsidiary’s performance up to October 31, 2022, of which approximately $0.3 million was paid to the non-controlling shareholders.

Statutory reserves

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory reserve as determined pursuant to PRC statutory laws totaled approximately $6.0 million and $4.9 million as of December 31, 2024 and 2023, respectively.

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

15.	EQUITY (CONTINUED)

Restricted assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by Shengfeng WFOE and its subsidiaries, Shengfeng VIE and its subsidiaries (collectively “Shengfeng PRC entities”) only out of retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of Shengfeng PRC entities.

Shengfeng PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% their of its registered capital. In addition, Shengfeng PRC entities may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at their discretion. Shengfeng PRC entities may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As a result of the foregoing restrictions, Shengfeng PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict Shengfeng PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2024 and 2023, amounts restricted are the paid-in-capital and statutory reserve of Shengfeng PRC entities, which amounted to approximately $88.2 million and $87.1 million, respectively.

16.	COMMITMENTS AND CONTINGENCIES

(a)	Commitments

As of December 31, 2024, the Company had letters of guarantee in aggregate of approximately $6.1 million (RMB43.8 million) issued by serval banks to the customers, which terms extend through 2027. The Company was required to maintain restricted cash of approximately $2.1 million (RMB14.9 million) for letters of guarantee.

(b)	Contingencies

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome arising out of any such matters will have a material adverse effect on our consolidated financial position, cash flows or results of operations on an individual basis or in the aggregate. As of December 31, 2024, the Company had various legal proceedings or disputes in aggregate of approximately $4.2 million (RMB30.2 million)   related to the customers, suppliers, labor contracts and traffic accidents, which were still pending court decisions. Approximately $1.3 million (RMB9.5 million) was frozen in a bank due to the pending lawsuits, which amount was included in restricted cash as of December 31, 2024. As of the date of these unaudited condensed consolidated financial statements, the above-mentioned amount is still frozen in bank and the other legal proceedings or disputes have no material impact on the Company’s business or financial performances.

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

16.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

(c)	Variable interest entity structure

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

The Company evaluated all events and transactions that occurred after December 31, 2024 up through the date the Company issued these consolidated financial statements, for disclosure or recognition in the consolidated financial statements of the Company as appropriate.

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

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

18.	UNAUDITED CONDENSED FINANCIAL INFORMATION OF THE PARENTCOMPANY (CONTINUED)

CONDENSED BALANCE SHEETS

(Unaudited)

	December 31,	December 31,
	2024	2023
ASSETS

Current assets
Cash	$20	$542
Prepayments and other current assets	356	93
Total Current Assets	376	635

Deferred issuance costs	-	-
Investment in subsidiaries and VIEs (restricted)	116,768	107,312
Non-current assets	116,768	107,312
Total Assets	$117,144	$107,947

Liabilities and Shareholders’ Equity

Current liabilities
Due to a related party	-	-
Total Current Liabilities	-	-
Total liabilities	-	-

Commitments and Contingencies

Shareholders’ Equity
Class A Ordinary share, $0.0001 par value, 400,000,000 shares authorized; 40,617,513 shares issued and outstanding as of December 31, 2024 and 2023.	4	4
Class B Ordinary share, $0.0001 par value, 100,000,000 shares authorized; 41,880,000 shares issued and outstanding as of December 31, 2024 and 2023.	4	4
Additional paid-in capital	83,762	83,762
Retained earnings	42,421	31,543
Accumulated other comprehensive loss	(9,047)	(7,366)
Total Shareholders’ Equity	117,144	107,947

Total Liabilities and Shareholders’ Equity	$117,144	$107,947

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

18.	UNAUDITED CONDENSED FINANCIAL INFORMATION OF THE PARENTCOMPANY (CONTINUED)

CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	Years Ended December 31,
	2024	2023	2022

Equity in earnings of subsidiaries	$11,137	$10,715	$8,259
General and administrative expenses	(259)	(421)	(472)
NET INCOME	10,878	10,294	7,787

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	(1,681)	(1,757)	(8,157)
COMPREHENSIVE INCOME (LOSS)	$9,197	$8,537	$(370)

CONDENSED STATEMENTS OF CASH FLOW

(Unaudited)

	Years Ended December 31,
	2024	2023	2022

Cash flows from operating activities
Net income	$10,878	$10,294	$7,787
Adjustments to reconcile net income to net cash used in operating activities:
Equity income of subsidiaries and VIEs	(11,137)	(10,715)	(8,259)
Prepaid expenses and other current assets	(263)	(92)	-
Net cash used in operating activities	(522)	(513)	(472)
Cash flows from investing activities
Loan to a subsidiary	-	(6,660)	-
Net cash used in investing activities	-	(6,660)	-
Cash flows from financing activities
Due to a related party	-	(600)	600
Deferred issuance costs	-	(279)	(81)
Proceeds from initial public offering	-	8,547	-
Net cash provided by financing activities	-	7,668	519
Net (decrease) increase in cash	(522)	495	47
Cash, beginning of year	$542	$47	$-
Cash, end of year	$20	$542	$47