Form 20-F
period 2025-12-31
SHENGFENG DEVELOPMENT Ltd
filed 2026-03-27
CIK 1863218

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Copies to:

Charlotte Westfall, Esq.
Rimon P.C.

800 Oak Grove Avenue, Suite 250

Menlo Park, CA 94025

Phone: +1 415.869.7180

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

ABOUT THIS ANNUAL REPORT

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“Affiliated Entities” are to our subsidiaries and Shengfeng Logistics (defined below) and the VIE’s subsidiaries (defined below);

●	“China” or the “PRC” are to the People’s Republic of China, and “mainland China”, unless otherwise specified herein, are to the People’s Republic of China excluding, for the purpose of this annual report only, Taiwan, the Hong Kong Special Administrative Region, and the Macau Administrative Region;

●	“Class A Ordinary Shares” are to Class A ordinary shares of Shengfeng Cayman (defined below), par value $0.0001 per share;

●	“Class B Ordinary Shares” are to Class B ordinary shares of Shengfeng Cayman, par value $0.0001 per share;

●	“Our subsidiaries” are to Shengfeng HK (defined below) and Tianyu (defined below), Singularity Digital (defined below), Shengfeng Viet Nam (defined below), each a subsidiary of Shengfeng Cayman;

●	“RMB” are to the legal currency of China;

●	“Shengfeng HK” are to our wholly owned subsidiary, Shengfeng Holding Limited, a Hong Kong corporation;

●	“Shengfeng Logistics” or “the VIE” are to Shengfeng Logistics Group Co., Ltd., a limited liability company organized under the laws of the PRC, which we control via a series of contractual arrangements among Tianyu (defined below), Shengfeng Logistics, and shareholders of Shengfeng Logistics;

●	“Shengfeng WFOE,” “Tianyu,” or “our PRC subsidiary” are to Tianyu Shengfeng Logistics Group Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly owned by Shengfeng HK;

●	“Singularity Digital” are to our wholly owned subsidiary, Singularity Digital Technology Co., Ltd., a Cayman Islands company;

●	“Shengfeng Viet Nam” are to our wholly owned subsidiary Shengfeng (Viet Nam) International Supply Chain Co., Ltd., a Vietnam corporation;

●	“U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;

●	“VIE’s subsidiaries” are to the 46 subsidiaries of Shengfeng Logistics as listed in “Item 3. Key Information—Our Corporate Structure;”

●	“we,” “us,” “our,” “Shengfeng Cayman,” “our Company,” or the “Company” are to Shengfeng Development Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands on July 16, 2020 with registered company number 364401; and

●	“WFOE” are to wholly foreign-owned enterprise.

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

Our shares and per share data as of December 31, 2025 and 2024 have been presented on a retroactive basis to reflect the Reorganization.

On September 12, 2025, we incorporated a wholly owned subsidiary Singularity Digital Technology Co., Ltd. (“Singularity Digital”) under the laws of the Cayman Islands. Singularity Digital will be engaged in software and technology consulting, including enterprise digitalization solutions and related technical services.

On November 26, 2025, we incorporated a wholly owned subsidiary Shengfeng (Viet Nam) International Supply Chain Co., Ltd. (“Shengfeng Viet Nam”) under the laws of Vietnam. Shengfeng Viet Nam will provide transportation and warehouse storage management service.

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

The following diagram illustrates our corporate structure, including our subsidiaries and the VIE and the VIE’s subsidiaries, as of December 31, 2025.

(1)	As of the date of this annual report, Shengfeng Logistics is held by Fujian Yunlian Shengfeng Industry Co., Ltd. (which is 90% owned by Yongxu Liu, who is our chief executive officer, chairman of the board and president), as to 54.58%, Yongxu Liu directly as to 30.99%, Zhoushan Zhongxin Equity Investment Partnership (Limited Partnership) as to 1.5%, Zhoushan Guancheng Equity Investment Partnership (Limited Partnership) as to 2%, Daqiu Tang as to 0.85%, Yelie Song as to 0.97%, Zhiping Yang as to 1.58%, Chaoxin Yang as to 0.96%, Guangsheng Lin as to 0.85%, Zhuangyuan Lin as to 2.59%, Zhongdeng Pan as to 2.13% and Yufan Chen as to 1%, who collectively hold 100% of the shares of Shengfeng Logistics. We refer to the above shareholders of Shengfeng Logistics as the “Shengfeng Logistics Shareholders.”

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

Significant subsidiaries of Shengfeng Cayman and significant subsidiaries of Shengfeng Logistics, as that term is defined under Section 1-02 of Regulation S-X under the Securities Act, consist of the following entities:

No.	Name of subsidiaries	Place of incorporation	Date of incorporation or acquisition	Percentage of direct or indirect	Principal activities
1	Shengfeng Holding Limited (“Shengfeng HK”)	Hong Kong	August 18, 2020	100%	Investment holding of Tianyu
2	Tianyu Shengfeng Logistics Group Co., Ltd. (“Tianyu”, formerly known as “Fujian Tianyu Shengfeng Logistics Co., Ltd “)	Fujian, the PRC	December 16, 2020	100%	Investment holding of Shengfeng VIE
3	Singularity Digital Technology Co., Ltd.	Cayman Islands	September 12, 2025	100%	Software and technology consulting
4	Shengfeng (Viet Nam) International Supply Chain CO., Ltd.	Vietnam	November 26, 2025	100%	Transportation and warehouse storage management service

No.	Name of subsidiaries	Place of incorporation	Date of incorporation or acquisition	Percentage of direct or indirect	Principal activities
	VIE and VIE’s subsidiaries:
5	Shengfeng Logistics Group Co., Ltd. (“Shengfeng VIE” or “Shengfeng Logistics”)	Fujian, the PRC	December 7, 2001	100%	Transportation and warehouse storage management service
6	Fuqing Shengfeng Logistics Co., Ltd.	Fujian, the PRC	April 15, 2011	100%	Transportation and warehouse storage management service
7	Xiamen Shengfeng Logistics Co., Ltd.	Fujian, the PRC	December 22, 2011	100%	Transportation and warehouse storage management service
8	Guangdong Shengfeng Logistics Co., Ltd.	Guangdong, the PRC	December 30, 2011	100%	Transportation and warehouse storage management service
9	Hainan Shengfeng Supply Chain Management Co., Ltd.	Hainan, the PRC	August 18, 2020	51%	Transportation and warehouse storage management service
10	Beijing Tianyushengfeng E-commerce Technology Co., Ltd.	Beijing, the PRC	January 9, 2004	100%	Transportation and warehouse storage management service
11	Beijing Shengfeng Supply Chain Management Co., Ltd.	Beijing, the PRC	April 13, 2016	100%	Transportation and warehouse storage management service
12	Shengfeng Logistics (Guizhou) Co., Ltd.	Guizhou, the PRC	August 15, 2017	100%	Transportation and warehouse storage management service
13	Shengfeng Logistics (Tianjin) Co., Ltd.	Tianjin, the PRC	March 8, 2016	100%	Transportation and warehouse storage management service
14	Shengfeng Logistics (Shandong) Co., Ltd.	Shandong, the PRC	March 15, 2016	100%	Transportation and warehouse storage management service
15	Shengfeng Logistics Hebei Co., Ltd.	Hebei, the PRC	February 17, 2016	100%	Transportation and warehouse storage management service
16	Shengfeng Logistics (Henan) Co., Ltd.	Henan, the PRC	March 28, 2016	100%	Transportation and warehouse storage management service
17	Shengfeng Logistics (Liaoning) Co., Ltd.	Liaoning, the PRC	March 2, 2016	100%	Transportation and warehouse storage management service
18	Shengfeng Logistics (Yunnan) Co., Ltd.	Yunnan, the PRC	January 25, 2016	100%	Transportation and warehouse storage management service
19	Shengfeng Logistics (Guangxi) Co., Ltd.	Guangxi, the PRC	February 1, 2016	100%	Transportation and warehouse storage management service
20	Hubei Shengfeng Logistics Co., Ltd.	Hubei, the PRC	December 15, 2010	100%	Transportation and warehouse storage management service
21	Shengfeng Logistics Group (Shanghai) Supply Chain Management Co., Ltd.	Shanghai, the PRC	August 26, 2015	100%	Transportation and warehouse storage management service
22	Shanghai Shengxu Logistics Co., Ltd.	Shanghai, the PRC	June 4, 2003	100%	Transportation and warehouse storage management service
23	Hangzhou Shengfeng Logistics Co., Ltd.	Zhejiang, the PRC	June 10, 2010	100%	Transportation and warehouse storage management service

No.	Name of subsidiaries	Place of incorporation	Date of incorporation or acquisition	Percentage of direct or indirect	Principal activities
24	Nanjing Shengfeng Logistics Co., Ltd.	Jiangsu, the PRC	August 30, 2011	100%	Transportation and warehouse storage management service
25	Suzhou Shengfeng Logistics Co., Ltd.	Jiangsu, the PRC	January 14, 2005	90%	Transportation and warehouse storage management service
26	Suzhou Shengfeng Supply Chain Management Co., Ltd.	Jiangsu, the PRC	August 9, 2019	100%	Transportation and warehouse storage management service
27	Shengfeng Supply Chain Management Co., Ltd.	Fujian, the PRC	June 19, 2014	100%	Transportation and warehouse storage management service
28	Fuzhou Shengfeng Transportation Co., Ltd.	Fujian, the PRC	April 18, 2019	100%	Transportation and warehouse storage management service
29	Sichuan Shengfeng Logistics Co., Ltd.	Sichuan, the PRC	June 27, 2019	100%	Transportation and warehouse storage management service
30	Fujian Shengfeng Logistics Co., Ltd.	Fujian, the PRC	April 2, 2020	100%	Transportation and warehouse storage management service
31	Fujian Dafengche Information Technology Co. Ltd.	Fujian, the PRC	August 26, 2020	100%	Software engineering
32	Ningde Shengfeng Logistics Co. Ltd.	Fujian, the PRC	November 12, 2018	51%	Transportation and warehouse storage management service
33	Shengfeng Logistics (Zhejiang) Co., Ltd.	Zhejiang, the PRC	February 1, 2021	100%	Transportation and warehouse storage management service
34	Chengdu Shengfeng Supply Chain Management Co., Ltd.	Chengdu, the PRC	October 12, 2021	100%	Supply chain management service
35	Shengfeng Logistics Group (Ningde) Supply Chain Management Co., Ltd.	Fujian, the PRC	September 23, 2022	100%	Supply chain management service
36	Anhui Shengfeng Supply Chain Management Co., Ltd.	Anhui, the PRC	November 29, 2023	100%	Transportation and warehouse storage management service
37	Shenzhen Tianyu Shengfeng Supply Chain Management Co., Ltd.	Guangdong, the PRC	May 19, 2023	100%	Transportation and supply chain management service
38	Ningbo Shengfeng Supply Chain Co., Ltd.	Zhejiang, the PRC	April 16, 2024	100%	Transportation and warehouse storage management service
39	Qingdao Shengfeng Supply Chain Co., Ltd.	Shandong, the PRC	April 22, 2024	100%	Transportation and warehouse storage management service
40	Zhongshan Shengfeng Supply Chain Management Co., Ltd.	Guangdong, the PRC	May 15, 2024	100%	Transportation and warehouse storage management service

No.	Name of subsidiaries	Place of incorporation	Date of incorporation or acquisition	Percentage of direct or indirect	Principal activities
41	Hunan Shengfeng Supply Chain Management Co., Ltd.	Hunan, the PRC	May 23, 2024	100%	Transportation and warehouse storage management service
42	Jiangxi Shengfeng Supply Chain Management Co., Ltd.	Jiangxi, the PRC	May 24, 2024	100%	Transportation and warehouse storage management service
43	Dongguan Shengfeng Supply Chain Management Co., Ltd.	Guangdong, the PRC	July 7, 2024	100%	Transportation and warehouse storage management service
44	Langfang Shengfeng Logistics Co., Ltd.	Hebei, the PRC	August 27, 2024	100%	Transportation and warehouse storage management service
45	Liaoning Tianyu Changsheng Supply Chain Management Co., Ltd.	Liaoning, the PRC	October 16, 2024	66%	Transportation and warehouse storage management service
46	Chongqing Tianyu Shengfeng Supply Chain Management Co., Ltd.	Chongqing, the PRC	October 21, 2024	100%	Transportation and supply chain management service
47	Fujian Shengfeng Fulai Low Altitude Comprehensive Service Co., Ltd.	Fujian, the PRC	November 7, 2024	51%	Transportation and cargo packaging service
48	Fujian Shengfeng Zhuoyue Shipping Engineering Technology Co., Ltd.	Fujian, the PRC	December 9, 2024	51%	Technical services and development
49	Zhangzhou Shengfeng Logistics Co., Ltd.	Fujian, the PRC	May 14, 2025	100%	Transportation and warehouse storage management service
50	Luoyang Shengfeng Supply Chain Management Co., Ltd.	Luoyang, the PRC	August 1, 2025	100%	Transportation and warehouse storage management service
51	Heilongjiang Shengfeng Supply Chain Management Co., Ltd.	Heilongjiang, the PRC	September 26, 2025	100%	Transportation and warehouse storage management service
	Significant subsidiaries of Tianyu:
52	Yichun Shengfeng Logistics Co., Ltd.	Jiangxi, the PRC	December 1, 2022	100%	Transportation and warehouse storage management service
53	Hubei Tianyu Shengfeng Logistics Co., Ltd	Hubei, the PRC	November 14, 2023	100%	Transportation and supply chain management service

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

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which came into effect on March 31, 2023. See “—D. Risk Factors—Risks Relating to Doing Business in the PRC—We may be required to obtain permission from Chinese authorities (i) to issue our Class A Ordinary Shares to foreign investors and/or (ii) for the VIE’s operations, and if either or both are required and we are not able to obtain such permission in a timely manner, the securities currently being offered may substantially decline in value and become worthless.” Other than the foregoing, as of the date of this annual report, according to our PRC counsel, AllBright Law Offices, or “AllBright”, no relevant PRC laws or regulations in effect require that we obtain permission from any PRC authorities to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction, or any regulatory objection to our offerings from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations. Since the official guidance and related implementation rules of these statements and regulatory actions have not been issued, it is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of the VIE and the VIE’s subsidiaries, our ability to accept foreign investments, and our listing on a U.S. exchange. The Standing Committee of the National People’s Congress (the “SCNPC”) or PRC regulatory authorities may in the future promulgate additional laws, regulations, or implementing rules that require us, our subsidiaries, or the VIE and the VIE’s subsidiaries to obtain regulatory approval from Chinese authorities before listing in the U.S. If we do not receive or maintain such approval, or inadvertently conclude that such approval is not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to an investigation by competent regulators, fines or penalties, or an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our operations and the value of our Class A Ordinary Shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

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

If needed, cash can be transferred between our holding company and subsidiaries through intercompany fund advances, and there are currently no restrictions on transferring funds between our Cayman Islands holding company and subsidiaries in Hong Kong and mainland China, other than certain restrictions and limitations imposed by the PRC government. Currently, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for transfer of funds involving money laundering and criminal activities. Additionally, under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the SAFE, by complying with certain procedural requirements. Therefore, our PRC subsidiary is able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Current PRC regulations permit our PRC subsidiary to pay dividends to shareholders only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. See “—D. Risk Factors—Governmental control of currency conversion may affect the value of your investment and our payment of dividends” and “—D. Risk Factors — Risks Relating to Doing Business in the PRC — Our PRC subsidiary is subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business.” For the fiscal year ended December 31, 2025, VIE and the VIE’s subsidiaries paid approximately $9.3 million to WFOE and WFOE’s subsidiaries as operating cash payments, WFOE and WFOE’s subsidiaries paid approximately $5.7 million to VIE and the VIE’s subsidiaries as operating cash payments, Shengfeng Cayman transferred approximately $0.2 million to Shengfeng HK for working capital loans. For the fiscal year ended December 31, 2024, VIE and the VIE’s subsidiaries paid approximately $6.6 million to WFOE and WFOE’s subsidiaries as operating cash payments, WFOE and WFOE’s subsidiaries paid approximately $3.0 million to VIE and the VIE’s subsidiaries as operating cash payments. For the fiscal year ended December 31, 2023, Shengfeng Cayman transferred approximately $6.7 million to Shengfeng HK for working capital loans. Shengfeng HK paid approximately $6.7 million to WFOE as a capital contribution. Shengfeng Supply Chain Management Co., Ltd. paid approximately $7.0 million to Fujian Pingtan Tianyu Shengfeng Technology Co., Ltd.(disposed in March 2024) for capital contribution. As of the date of this annual report, none of our subsidiaries or the VIE have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders.

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

The following tables present selected condensed consolidating financial data of Shengfeng Cayman and its subsidiaries, the VIE, and the VIE’s subsidiaries for the fiscal years ended December 31, 2025, 2024 and 2023, and balance sheet data as of December 31, 2025, 2024 and 2023, which have been derived from our audited consolidated financial statements for those years.

As of and for the fiscal year ended December 31, 2025

	Shengfeng Development Limited (Shengfeng Cayman)	Shengfeng HK (100% owned by Shengfeng Cayman)	Tianyu Shengfeng Logistics Group Co., Ltd. (WFOE) (100% owned by Shengfeng HK)	Shengfeng Logistics Group Co., Ltd. and its subsidiaries (VIE)	Eliminations	Consolidated Total
	$ in thousands
Condensed Consolidating Schedule – Balance Sheet
Assets:
Current assets	$765	$160	$8,177	$212,819	$(5,328)	$216,593
Receivable from VIE	$-	$-	$124,300	$-	$(124,300)	$-
Investments in subsidiaries	$131,852	$131,692	$-	$-	$(263,544)	$-
Non-current assets	$131,852	$138,342	$126,018	$128,656	$(394,494)	$130,374
Total assets	$132,617	$138,502	$134,195	$341,475	$(399,822)	$346,967
Liabilities:
Current liabilities	$700	$6,810	$2,441	$172,840	$(12,178))	$170,613
Payable to WFOE	$-	$-	$-	$124,300	$(124,300)	$-
Non-current liabilities	$-	$-	$62	$37,429	$-	$37,491
Total liabilities	$700	$6,810	$2,503	$334,569	$(136,478)	$208,104
Total equity	$131,917	$131,692	$131,692	$6,906	$(263,344)	$138,863
Total liabilities and equity	$132,617	$138,502	$134,195	$341,475	$(399,822)	$346,967

Condensed Consolidating Schedule – Statement of Operations
Revenues	$-	$-	$15,204	$563,780	$(6,506)	$572,478
Cost of revenues	$-	$-	$(13,666)	$(512,057)	$6,333	$(519,390)
Gross profit	$-	$-	$1,538	$51,723	$(173)	$53,088
Operating expenses	$(160)	$-	$(1,222)	$(34,999)	$173	$(36,208)
Technical service income from VIE and its subsidiaries (1)	$-	$-	$11,984	$-	$(11,984)	$-
Technical Service expense in WFOE (1)	$-	$-	$-	$(11,984)	$11,984	$-
Income for equity method investments	$12,370	$12,370	$-	$-	$(24,740)	$-
Net income	$12,210	$12,370	$12,370	$11,984	$(36,725)	$12,209

Condensed Consolidating Schedule – Statement of Cash Flows
Net cash provided by (used in) operating activities	$(507)	$-	$1,316	$15,290	$-	$16,099
Net cash used in investing activities	$(150)	$-	$(298)	$(37,130)	$150	$(37,428)
Net cash provided by financing activities	$700	$150	$-	$18,117	$(150)	$18,817
Effects of exchange rate changes on cash, cash equivalents and restricted cash	$-	$-	$37	$830	$-	$867
Net increase (decrease) in cash, cash equivalents and restricted cash	$43	$150	$1,055	$(2,893)	$-	$(1,645)
Cash, cash equivalents and restricted cash, beginning of year	$20	$10	$320	$39,863	$-	$40,213
Cash, cash equivalents and restricted cash, end of year	$63	$160	$1,375	$36,970	$-	$38,568
Inter-company cash transfers
Transfer from Shengfeng Cayman to Shengfeng HK	$(150)	$150	$-	$-	$-	$-
Transfer from VIE to WFOE	$-	$-	$9,304	$(9,304)	$-	$-
Transfer from WFOE to VIE	$-	$-	$(5,690)	$5,690	$-	$-

As of and for the fiscal year ended December 31, 2024

	Shengfeng Development Limited (Shengfeng Cayman)	Shengfeng HK (100% owned by Shengfeng Cayman)	Tianyu Shengfeng Logistics Group Co., Ltd. (WFOE) (100% owned by Shengfeng HK)	Shengfeng Logistics Group Co., Ltd. and its subsidiaries (VIE)	Eliminations	Consolidated Total
	$ in thousands
Condensed Consolidating Schedule – Balance Sheet
Assets:
Current assets	$376	$10	$5,531	$203,213	$(3,892)	$205,238
Receivable from VIE	$-	$-	$109,912	$-	$(109,912)	$-
Investments in subsidiaries	$116,768	$116,758	$-	$-	$(233,526)	$-
Non-current assets	$116,768	$123,408	$112,245	$102,559	$(350,088)	$104,892
Total assets	$117,144	$123,418	$117,776	$305,772	$(353,980)	$310,130
Liabilities:
Current liabilities	$-	$6,660	$943	$165,668	$(10,587)	$162,684
Payable to WFOE	$-	$-	$-	$109,912	$(109,912)	$-
Non-current liabilities	$-	$-	$75	$23,925	$-	$24,000
Total liabilities	$-	$6,660	$1,018	$299,505	$(120,499)	$186,684
Total equity	$117,144	$116,758	$116,758	$6,267	$(233,481)	$123,446
Total liabilities and equity	$117,144	$123,418	$117,776	$305,772	$(353,980)	$310,130

Condensed Consolidating Schedule – Statement of Operations
Revenues	$-	$-	$14,979	$498,122	$(8,943)	$504,158
Cost of revenues	$-	$-	$(14,063)	$(453,365)	$9,554	$(457,874)
Gross profit	$-	$-	$916	$44,757	$611	$46,284
Operating expenses	$(259)	$-	$(1,053)	$(30,306)	$-	$(31,618)
Technical service income from VIE and its subsidiaries (1)	$-	$-	$10,490	$-	$(10,490)	$-
Technical Service expense in WFOE (1)	$-	$-	$-	$(10,490)	$10,490	$-
Income for equity method investments	$10,477	$10,477	$-	$-	$(20,954)	$-
Net income	$10,218	$10,477	$10,477	$10,490	$(30,835)	$10,827

Condensed Consolidating Schedule – Statement of Cash Flows
Net cash provided by (used in) operating activities	$(522)	$-	$1,574	$13,958	$-	$15,010
Net cash used in investing activities	$-	$-	$(5,805)	$(26,824)	$-	$(32,629)
Net cash provided by financing activities	$-	$-	$-	$29,072	$-	$29,072
Effects of exchange rate changes on cash, cash equivalents and restricted cash	$-	$-	$23	$(556)	$-	$(533)
Net increase (decrease) in cash, cash equivalents and restricted cash	$(522)	$-	$(4,208)	$15,650	$-	$10,920
Cash, cash equivalents and restricted cash, beginning of year	$542	$10	$4,528	$24,213	$-	$29,293
Cash, cash equivalents and restricted cash, end of year	$20	$10	$320	$39,863	$-	$40,213
Inter-company cash transfers
Transfer from VIE to WFOE	$-	$-	$6,579	$(6,579)	$-	$-
Transfer from WFOE to VIE	$-	$-	$(3,036)	$3,036	$-	$-

As of and for the fiscal year ended December 31, 2023

	Shengfeng Development Limited (Shengfeng Cayman)	Shengfeng HK (100% owned by Shengfeng Cayman)	Tianyu Shengfeng Logistics Group Co., Ltd. (WFOE) (100% owned by Shengfeng HK)	Shengfeng Logistics Group Co., Ltd. and its subsidiaries (VIE)	Eliminations	Consolidated Total
	$ in thousands
Condensed Consolidating Schedule – Balance Sheet
Assets:
Current assets	$635	$10	$14,434	$146,894	$(12,868)	$149,105
Receivable from VIE	$-	$-	$93,425	$-	$(93,425)	$-
Investments in subsidiaries	$107,312	$107,302	$-	$-	$(214,614)	$-
Non-current assets	$107,312	$113,952	$114,021	$103,055	$(321,607)	$116,733
Total assets	$107,947	$113,962	$128,455	$249,949	$(334,475)	$265,838
Liabilities:
Current liabilities	$-	$6,660	$21,061	$127,603	$(18,948)	$136,376
Payable to WFOE	$-	$-	$-	$93,425	$(93,425)	$-
Non-current liabilities	$-	$-	$92	$17,057	$-	$17,149
Total liabilities	$-	$6,660	$21,153	$238,085	$(112,373)	$153,525
Total equity	$107,947	$107,302	$107,302	$11,864	$(222,102)	$112,313
Total liabilities and equity	$107,947	$113,962	$128,455	$249,949	$(334,475)	$265,838

Condensed Consolidating Schedule – Statement of Operations
Revenues	$-	$-	$14,098	$401,825	$(11,802)	$404,121
Cost of revenues	$-	$-	$(13,137)	$(355,662)	$11,184	$(357,615)
Gross profit	$-	$-	$961	$46,163	$(618)	$46,506
Operating expenses	$(421)	$-	$(472)	$(31,743)	$36	$(32,600)
Technical service income from VIE and its subsidiaries (1)	$-	$-	$10,828	$-	$(10,828)	$-
Technical Service expense in WFOE (1)	$-	$-	$-	$(10,828)	$10,828	$-
Income for equity method investments	$11,310	$11,310	$-	$-	$(22,620)	$-
Net income	$10,889	$11,310	$11,310	$10,828	$(34,029)	$10,308

Condensed Consolidating Schedule – Statement of Cash Flows
Net cash provided by (used in) operating activities	$(514)	$-	$2,982	$9,645	$-	$12,113
Net cash used in investing activities	$(6,660)	$(6,650)	$(19,080)	$(6,694)	$20,263	$(18,821)
Net cash provided by (used in) financing activities	$7,669	$6,660	$20,842	$(1,717)	$(20,263)	$13,191
Effects of exchange rate changes on cash, cash equivalents and restricted cash	$-	$-	$(216)	$(342)	$-	$(558)
Net increase in cash, cash equivalents and restricted cash	$495	$10	$4,670	$750	$-	$5,925
Cash, cash equivalents and restricted cash, beginning of year	$47	$-	$-	$23,321	$-	$23,368
Cash, cash equivalents and restricted cash, end of year	$542	$10	$4,528	$24,213	$-	$29,293
Inter-company cash transfers
Transfer from Shengfeng Cayman to Shengfeng HK	$(6,660)	$6,660	$-	$-	$-	$-
Transfer from Shengfeng HK to WFOE	$-	$(6,650)	$6,650	$-	$-	$-
Transfer from VIE to WFOE	$-	$-	$6,954	$(6,954)	$-	$-

(1)	Represents technical service fee, including the basic annual fee and the floating fee, which equals to 100% of the VIE’s income net of tax, pursuant to the Exclusive Technical Consultation and Service Agreements.

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

We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information provided by our customers.

We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. These laws and regulations are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly with respect to foreign laws. In particular, there are numerous laws and regulations regarding privacy and the collection, sharing, use, processing, disclosure, and protection of personal information and other user data. Such laws and regulations often vary in scope, may be subject to differing interpretations, and may be inconsistent among different jurisdictions.

We expect to obtain information about various aspects of our operations as well as regarding our employees and third parties. We also maintain information about various aspects of our operations as well as regarding our employees. The integrity and protection of our customer, employee and company data is critical to our business. Our customers and employees expect that we will adequately protect their personal information. We are required by applicable laws to keep strictly confidential the personal information that we collect, and to take adequate security measures to safeguard such information.

The PRC Criminal Law, as amended by its Amendment 7 which was effective on February 28, 2009 and Amendment 9 which was effective on November 1, 2015, prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways. On November 7, 2016, the Standing Committee of the PRC National People’s Congress issued the Cyber Security Law of the PRC, or Cyber Security Law, which became effective on June 1, 2017.

Pursuant to the Cybersecurity Law, which was adopted by the National People’s Congress on November 7, 2016, amended on October 28,2025, and came into force on January 1, 2026, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations.

The Civil Code of the PRC, effective on January 1, 2021, provides main legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the Cyberspace Administration of China, MIIT, and the Ministry of Public Security have been increasingly focused on regulation in the areas of data security and data protection.

The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including the Cyberspace Administration of China, the Ministry of Public Security and the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. In April 2020, the Chinese government promulgated the Cybersecurity Review Measures, which came into effect on June 1, 2020. According to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security.

In November 2016, the Standing Committee of China’s National People’s Congress passed China’s first Cybersecurity Law (“CSL”), which became effective in June 2017. The CSL is the first PRC law that systematically lays out the regulatory requirements on cybersecurity and data protection, subjecting many previously under-regulated or unregulated activities in cyberspace to government scrutiny. The legal consequences of violation of the CSL include penalties of warning, confiscation of illegal income, suspension of related business, winding up for rectification, shutting down the websites, and revocation of business license or relevant permits. In April 2020, the Cyberspace Administration of China and certain other PRC regulatory authorities promulgated the Cybersecurity Review Measures, which became effective in June 2020. Pursuant to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security. On July 10, 2021, the Cyberspace Administration of China issued a revised draft of the Measures for Cybersecurity Review for public comments (“Review Measures”), which required that, in addition to “operator of critical information infrastructure,” any “data processor” carrying out data processing activities that affect or may affect national security should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The Cyberspace Administration of China has said that under the proposed rules companies holding data on more than 1,000,000 users must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments,” The cybersecurity review will also investigate the potential national security risks from overseas IPOs. We do not know what regulations will be adopted or how such regulations will affect us and our listing on Nasdaq. In the event that the Cyberspace Administration of China determines that we are subject to these regulations, we may be required to delist from Nasdaq and we may be subject to fines and penalties. On June 10, 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which took effect on September 1, 2021. The Data Security Law also sets forth the data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and the collection and use of such data should not exceed the necessary limits The costs of compliance with, and other burdens imposed by, CSL and any other cybersecurity and related laws may limit the use and adoption of our products and services and could have an adverse impact on our business. Further, if the enacted version of the Measures for Cybersecurity Review mandates clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

On December 28, 2021, the Cyberspace Administration of China jointly with the relevant authorities published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replace the Review Measures, which required that, operators of critical information infrastructure purchasing network products and services, and data processors (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, any operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

Under the Data Security Law enacted on September 1, 2021 and the Measures for Cybersecurity Review (2021) implemented on February 15, 2022, since we are not an Operator, nor do we control more than one million users’ personal information, we would not be required to apply for a cybersecurity review by the CAC. However, if the CSRC, CAC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for any follow-on offerings, we may be unable to obtain such approvals and we may face sanctions by the CSRC, CAC or other PRC regulatory agencies for failure to seek their approval which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors and the securities currently being offered may substantially decline in value and be worthless.

On August 17, 2021, the State Council promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, or the Regulations, which took effect on September 1, 2021. The Regulations supplement and specify the provisions on the security of critical information infrastructure as stated in the Cybersecurity Review Measures. The Regulations provide, among others, that protection department of certain industry or sector shall notify the operator of the critical information infrastructure in time after the identification of certain critical information infrastructure.

On August 20, 2021, the Standing Committee of the NPC approved the Personal Information Protection Law (“PIPL”), which became effective on November 1, 2021. The PIPL regulates collection of personal identifiable information and seeks to address the issue of algorithmic discrimination. Companies in violation of the PIPL may be subject to warnings and admonishments, forced corrections, confiscation of corresponding income, suspension of related services, and fines. We had not collected identifiable or sensitive personal information of individual end-users, such as ID card numbers and real names, which means our potential access or exposure to customers’ personal information is limited. However, in the event we inadvertently access or become exposed to customers’ personal identifiable information, then we may face heightened exposure to the PIPL.

We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. Given such uncertainty, we may be further required to suspend our relevant business, shut down our website, or face other penalties, which could materially and adversely affect our business, financial condition, and results of operations.

China’s economic, political and social conditions, laws and regulations, as well as possible interventions and influences of any government policies and actions are uncertain and their changes may be quick. Therefore, such uncertainties and changes could have a material adverse effect on our business, operations and the value of our Class A Ordinary Shares.

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

According to the Notice on the Administrative Arrangements for the Filing of the Overseas Securities Offering and Listing by Domestic Companies from the CSRC, or the CSRC Notice, the domestic companies that have already been listed overseas before the effective date of the Overseas Listing Trial Measures (i.e. March 31, 2023) shall be deemed as the Existing Issuers. Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC for any subsequent offerings. Further, according to the CSRC Notice, domestic company obtained approval from overseas regulatory authorities or securities exchanges (for example, the effectiveness of a registration statement for offering and listing in the U.S. has been obtained) for their indirect overseas offering and listing prior to March 31, 2023 but have not yet completed their indirect overseas issuance and listing, are granted a six-month transition period from March 31, 2023 to September 30, 2023. Those that complete their indirect overseas offering and listing within such six-month period are deemed as Existing Issuers and are not required to file with the CSRC for their indirect overseas offerings and listings. Within such six-month transition period, however, if such domestic companies fail to complete their indirect overseas issuance and listing, they shall complete the filing procedures with the CSRC. Based on the foregoing, according to our PRC counsel, since our registration statement on Form F-1 was declared effective on March 30, 2023, and we completed our IPO and listing before September 30, 2023, we were not required to complete the filing procedures pursuant to the Trial Measures for our IPO. However, we are still required to submit filings with the CSRC for all subsequent overseas securities offering, single or multiple acquisition(s), share swap, transfer of shares or other means to seek an overseas direct or indirect listing and a secondary listing or dual major listing overseas within three business days after such application is submitted or such transaction is completed.

On February 24, 2023, the CSRC, together with Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions, which were issued by the CSRC, National Administration of State Secrets Protection and National Archives Administration of China in 2009. The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies”, and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, including, but not limited to, (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. As of the date of this annual report, the revised Provisions came into effect and we are not aware of any PRC laws or regulations in effect requiring that we obtain permission from any PRC authorities to issue securities to foreign investors, nor have we received any inquiry, notice, warning, sanction or any regulatory objection from the CSRC, the CAC, or any other Chinese authorities that have jurisdiction over our operations. However, any failure or perceived failure by the Company, its PRC Subsidiary or the VIE to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime. The Opinions, the Trial Measures, the revised Provisions and any related implementing rules that may be issued in the future may amend our compliance obligations. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of the Opinions, the Trial Measures or any future implementation rules on a timely basis, or at all.

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

Substantial uncertainties exist with respect to the enactment timetable and final content of the draft of China Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The Chinese Ministry of Commerce (“MOFCOM”) published a discussion draft of the proposed Foreign Investment Law in January 2015 (the “Draft FIL”). The Draft FIL embodies an expected Chinese regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.

Among other things, the Draft FIL expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise (“FIE”). The Draft FIL specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance, treated as a Chinese domestic investor provided that the entity is “controlled” by Chinese entities and/or citizens. Once an entity is determined to be an FIE, it will be subject to the foreign investment restrictions or prohibitions set forth in a Negative List to be separately issued by the State Council later. Unless the underlying business of the FIE falls within the Negative List, which calls for market entry clearance, prior approval from the government authorities as mandated by the existing foreign investment legal regime would no longer be required for establishment of the FIE.

Pursuant to the 2024 National Negative List, if a PRC company, which engages in any business where foreign investment is prohibited under the Negative List, or prohibited businesses, seeks an overseas offering or listing, it must obtain the approval from competent governmental authorities. Based on a set of Q&A published on the NDRC’s official website, a NDRC official indicated that after a PRC company submits its application for overseas listing to the CSRC and where matters relating to prohibited businesses under the Negative List are implicated, the CSRC will consult the regulatory authorities having jurisdiction over the relevant industries and fields.

The logistics services are not currently subject to the 2024 National Negative List, issued by the National Development and Reform Commission and the Ministry of Commerce on September 6, 2024 and became effective on November 1, 2024. The Draft FIL, if enacted as proposed, will not materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects. However, should the logistics services become subject to foreign investment restrictions set forth in the Catalogue of Industries for Guiding Foreign Investment then the viability of our current corporate structure, corporate governance and business operations may be materially impacted in many aspects.

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

Additionally, the Labor Contract Law provides that enterprises accepting labor dispatch services shall strictly control the number of dispatched workers and the proportion of dispatched workers shall not exceed the percentage prescribed by competent labor administrative departments. The Interim Provisions on Labor Dispatching, issued by the Ministry of Human Resources and Social Security of the People’s Republic of China on January 24, 2014, which came into effect on March 1, 2014, require the number of dispatched workers not to exceed 10% of the total number of 1) the employees that are employed directly by an enterprise and 2) the dispatched workers. For more details, please see “Item 4. Information on the Company—B. Business Overview—Regulations—The Labor Law and the Labor Contract Law” and “Item 4. Information on the Company—B. Business Overview—Regulations—The Interim Provisions on Labor Dispatching.” The term “labor dispatch” refers to an atypical employment relationship pursuant to which the dispatch work agencies enter into employment agreements with the workers, and then send such dispatched workers to the enterprises which have entered into labor dispatch service agreements with the dispatch work agencies to provide services. In such circumstances, dispatched workers are under the supervision and management of the enterprises they work in. According to the Labor Contract Law, any labor dispatching unit or employer who violates the provisions of such law in respect of labor dispatching will be ordered by the labor administrative authorities to take corrective action within a stipulated period. If such correction is not made within the stipulated period, a fine ranging from RMB5,000 (approximate USD720) to RMB10,000 (approximate USD1,400) per person will be imposed on such labor dispatching unit or employer, and the labor dispatching business permit of such labor dispatching unit will be revoked. Our number of dispatched workers exceeded the 10% limitation required by the Interim Provisions on Labor Dispatching in the fiscal year ended December 31, 2022. The Company had taken measures to try to comply with related laws and regulations in the fiscal year ended December 31, 2025. Such measures include, but are not limited to, decreasing the number of dispatched workers and increasing the number of employees and outsourced workers, which is expected to increase the costs of our business and operations. As of the date of this annual report, the number of our dispatched workers is lower than 10% of the total number of the employees directly employed by the Company and the dispatched workers. While we are endeavoring to stay compliant with the Interim Provisions on Labor Dispatching and relevant regulations, we can not assure you that we will be able to continue to keep the rate of dispatched workers among our total employees and dispatched workers lower than 10%, as required by the Interim Provisions on Labor Dispatching. If we fail to keep the rate of dispatched workers among our total employees and dispatched workers lower than 10%, we may be required by the competent authorities to decrease our number of dispatched workers within a stipulated period. If we fail to correct such shortfall within the prescribed time limit, the relevant administrative authorities may impose a fine ranging from RMB5,000 (approximate USD720) to RMB10,000 (approximate USD1,400) per person upon us. Accordingly, if the relevant PRC authorities determine that we are subject to fines in relation to our failure to decrease the number of our dispatched workers within the prescribed time limit, our business, financial condition, and results of operations may be adversely affected. We believe that the estimated amount of costs in respect of taking the measures to keep the rate of dispatched workers among our total employees and dispatched workers lower than 10% is not material. However, our estimate of costs may not be accurate or sufficient and may not be accumulated by such time.

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

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law

On July 4, 2014, SAFE issued the Circular on Issues Concerning Foreign Exchange Control over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or “SAFE Circular 37.” According to SAFE Circular 37, prior registration with the local SAFE branch is required for PRC residents, (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed to be PRC residents for foreign exchange administration purpose), in connection with their direct or indirect contribution of domestic assets or interests to offshore special purpose vehicles, or “SPVs.” SAFE Circular 37 further requires amendments to the SAFE registrations in the event of any changes with respect to the basic information of the offshore SPV, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore SPV, such as an increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or “SAFE Notice 13,” effective in June 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

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

On March 30, 2015, SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capital of Foreign-invested Enterprises, or “SAFE Circular 19,” which took effect and replaced previous regulations effective on June 1, 2015. Pursuant to SAFE Circular 19, up to 100% of foreign currency capital of a foreign-invested enterprise may be converted into RMB capital according to the actual operation, and within the business scope, of the enterprise at its will. Although SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC, the restrictions continue to apply as to foreign-invested enterprises’ use of the converted RMB for purposes beyond their business scope, for entrusted loans or for inter-company RMB loans. On June 9, 2016, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or “SAFE Circular 16,” effective on June 9, 2016, which reiterates some rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-affiliated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, to our PRC Subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

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

We may be required to obtain permission from Chinese authorities (i) to issue our Class A Ordinary Shares to foreign investors and/or (ii) for the VIE’s operations, and if either or both are required and we are not able to obtain such permission in a timely manner, the securities currently being offered may be substantially affected.

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

On February 24, 2023, the CSRC, together with other PRC government authorities, released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Confidentiality and Archives Administration Provisions”), which came into effect on March 31, 2023. The Confidentiality and Archives Administration Provisions require, among others, that PRC domestic enterprises seeking to offer and list securities in overseas markets, either directly or indirectly, shall establish the confidentiality and archives system, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of PRC government agencies to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting files or copies of important preservation value to the state and society shall be subject to corresponding procedures in accordance with relevant laws and regulations. Any new rules or regulations promulgated in the future in that regard may impose additional requirements or restrictions on us. If we fail to comply with these regulatory requirements, relevant regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds into China, or even take other actions that could materially and adversely affect our business, financial condition, results of operations, prospects and the trading price of our shares.

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

In addition, the security review rules issued by MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. Furthermore, according to the security review, foreign investments that would result in acquiring the actual control of assets in certain key sectors, such as critical agricultural products, energy and resources, equipment manufacturing, infrastructure, transport, cultural products and services, information technology, Internet products and services, financial services and technology sectors, are required to obtain approval from designated governmental authorities in advance.

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

We face risks from fuel price fluctuation, especially given recent conflicts among the United States, Israel and Iran.

Transportation cost is one of the major costs of companies in the contract logistics industry, and fuel cost is a component of transportation cost. Fluctuation of fuel prices will have a certain impact on the profitability of contract logistics service providers. Fuel costs accounted for approximately 1.54% of our total cost of revenue for the fiscal year ended December 31, 2025. Considering the number of vehicles we own, it is estimated that if the fuel price fluctuates by +/- 5%, the cost of revenue may increase or decrease 0.40 million for the current year, which will either decrease or increase our net profit by a maximum of $0.30 million. Fuel costs accounted for approximately 1.62% of our total cost of revenue for the fiscal year ended December 31, 2024. Considering the number of vehicles we own, it is estimated that if the fuel price fluctuates by +/- 5%, the cost of revenue may increase or decrease by $0.37 million for the current year, which will either decrease or increase our net profit by a maximum of $0.28 million. Fuel costs accounted for approximately 2.45% of our total cost of revenue for the fiscal year ended December 31, 2023. Considering the number of vehicles we own, it is estimated that if the fuel price fluctuates by +/- 5%, the cost of revenue may increase or decrease by $0.44 million for the current year, which will either decrease or increase our net profit by a maximum of $0.33 million. If fuel prices rise significantly due to geopolitical conflicts or other reasons in the future, we will experience the pressure of increased costs.

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

Our business depends on the services provided by, and relationships with, various third parties, including third-party transportation providers, among others. For the fiscal years ended December 31, 2025, 2024 and 2023, about 84%, 83% and 77% of our freight transportation services were provided by third-party transportation providers, respectively, which included owner-operators of a single truck, private fleets, and large trucking companies. Several third-party transportation providers contributed a significant part of the total cost of revenue of the Company. In particular, for the fiscal year ended December 31, 2025, Hubei LuGe Logistics Co., Ltd. contributed approximately 18.4% of total cost of revenues of the Company and Zhongbao Zhiyun (Huadian) Logistics Technology Co., Ltd. contributed approximately 18.1% of total cost of revenues of the Company. For the year ended December 31, 2024, Hubei LuGe Logistics Co., Ltd. contributed approximately 22.0% of total cost of revenues of the Company and Fujian Jinwang Yuntong Logistics Technology Co., Ltd. contributed approximately 12.3% of total cost of revenues of the Company. For the fiscal year ended December 31, 2023, Fujian Jinwang Yuntong Logistics Technology Co., Ltd. contributed approximately 32.7% of the total cost of revenue of the Company. The failure of these and other third parties to perform in compliance with our agreements may negatively impact our business.

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

The Cybersecurity Law, which was adopted by the National People’s Congress on November 7, 2016, amended on October 28,2025, and came into force on January 1, 2026, provides that network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations. The Cybersecurity Law also provides that personal information and important data collected and generated by a critical information infrastructure operator (“CIIO”) in the course of its operations in China must be stored in China. Due to the lack of further interpretations, the exact scope of what constitute a “CIIO” remains unclear.

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

Pursuant to the Regulations on Commercial Franchising promulgated by the State Council in February 2007 and Provisions on Administration of the Record Filing of Commercial Franchises issued by Ministry of Commerce in December 2011 and amended on December 2023, collectively the Regulations and Provisions on Commercial Franchising, commercial franchising refers to the business activities where an enterprise that possesses the registered trademarks, enterprise logos, patents, proprietary technology, or any other business resources allows such business resources to be used by another business operator through contract and the franchisee follows the uniform business model to conduct business operation and pay franchising fees according to the contract. We and certain of our network partners may therefore be subject to regulations on commercial franchising. Under the relevant regulations, we may be required to file our cooperation arrangements with the network partners with the Ministry of Commerce or its local counterparts, but we have not made such filings. As of the date of this annual report, we have not received any order from any governmental authorities to make such filing. If relevant authorities determine that we have failed to report franchising activities in accordance with the regulations, we may be subject to fines ranging from RMB10,000 (approximately USD1,400) to RMB50,000 (approximately USD7,200) and if we fail to comply within the rectification period determined by the competent governmental authority, we may be subject to an additional fine ranging from RMB50,000 (approximately USD7,200) to RMB100,000 (approximately USD14,000) and the relevant authority may issue a public reprimand.

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

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements as of and for the year ended December 31, 2025, we have identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the PCAOB, and other control deficiencies. The material weaknesses identified are (i) lack of sufficient in-house personnel in our accounting department with sufficient knowledge of the U.S. GAAP and SEC reporting rules and (ii) lack of proper controls designed and implemented in IT environment and IT general control activities, which mainly associated with areas of change management, access / logical security. See “Item 15. Controls and Procedures—Disclosure Controls and Procedures”.

Our management is currently in the process of evaluating the steps necessary to remediate the ineffectiveness, such as (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting functions and to set up a financial and system control framework; (ii) implementing more frequent U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; and (iii) strengthening IT team and implementing a set of IT control with formal documentation of polices and controls in place. Measures that we expect to implement may not fully address the material weakness in our internal control over financial reporting and we may not be able to conclude that the material weakness has been fully remedied.

Failure to correct the material weakness and other control deficiencies or failure to discover and address any other control deficiencies could result in inaccuracies in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations, and prospects, as well as the trading price of our Class A Ordinary Shares, may be materially and adversely affected. Due to the material weakness in our internal control over financial reporting as described above, our management concluded that our internal control over financial reporting was not effective as of December 31, 2025. This could adversely affect the market price of our Class A Ordinary Shares due to a loss of investor confidence in the reliability of our reporting processes.

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

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Class A Ordinary Shares, the price of our Class A Ordinary Shares and trading volume could decline.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors, and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we are not required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently are deemed to be a foreign private issuer, we may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. Nasdaq Listing Rules, however, permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We follow home country practice in lieu of certain requirements of Nasdaq Listing Rules 5620, 5635(a)-(d), 5640, 5250(b)(3) and 5250(d) with respect to certain corporate governance standards (the “Listing Rules”, each “Listing Rule”) which may afford less protection to investors. The summaries of the Listing Rules and brief statements of our practice are as follows:

Listing Rule 5620 requires a company listing common stock or voting preferred stock, and their equivalents to hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end. However, we follow home country practice where an annual meeting of shareholders is not a requirement. Thus, we do not hold annual meetings of shareholders.

Listing Rule 5635(a) requires companies listed on NASDAQ to obtain shareholder approval prior to the issuance of securities in connection with the acquisition of the stock or assets of another company if: (1) where, due to the present or potential issuance of common stock, including shares issued pursuant to an earn-out provision or similar type of provision, or securities convertible into or exercisable for common stock, other than a public offering for cash: (A) the common stock has or will have upon issuance voting power equal to or in excess of 20% of the voting power outstanding before the issuance of stock or securities convertible into or exercisable for common stock; or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities; or (2) any director, officer or Substantial Shareholder (as defined by Listing Rule 5635(e)(3)) of the Company has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the Company or assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the present or potential issuance of common stock, or securities convertible into or exercisable for common stock, could result in an increase in outstanding common shares or voting power of 5% or more. Listing Rule 5635(b) requires Companies listed on NASDAQ to obtain shareholder approval prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the Company. Listing Rule 5635(c) requires companies listed on NASDAQ to obtain shareholder approval prior to the issuance of securities when a stock option or purchase plan or other equity compensation arrangement is established or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants (with some exceptions). Listing Rule 5635(d) requires companies listed on NASDAQ to obtain shareholder approval for a transaction involving the sale, issuance or potential issuance of common stock or securities convertible into or exercisable for common stock, which alone or together with sales by officers, directors, or substantial shareholders, equals 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance at a price less than the lower of (i) the Nasdaq official closing price immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq official closing price of the common stock for the five trading days immediately preceding the signing of the binding agreement. Notwithstanding this general requirement of shareholder approval under Listing Rules 5635(a)-(d), the Cayman Islands do not require shareholder approval prior to any of the foregoing types of issuances. We, therefore, are not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above.

Listing Rule 5640, pursuant to which the voting rights of existing shareholders of publicly traded common stock registered under Section 12 of the Securities Exchange Act of 1934 may not be disparately reduced or restricted through any corporate action or issuance, which includes without limitation, the adoption of time-phased voting plans, the adoption of capped voting rights plans, the issuance of super-voting stock, or the issuance of stock with voting rights less than the per share voting rights of the existing common stock through an exchange offer. The Company is not subject to equivalent restrictions as a matter of Cayman Islands law. Therefore, our investors may be provided less protection since we follow home country practices.

Listing Rule 5250(b)(3) requires companies listed on NASDAQ to disclose third party director and nominee compensation set forth in Rule 5250(b)(3) and Listing Rule 5250(d) requires companies listed on NASDAQ to distribute annual and interim reports set forth in Rule 5250(d). Notwithstanding Listing Rules 5250(b)(3) and (d), we do not disclose third party director and nominee compensation or distribute annual and interim reports as set forth in these two Listing Rules because the Cayman Islands does not have such disclosure and distribution requirements.

Finally, while Nasdaq Listing Rule 5605(b)(1) requires listed companies to have, among other things, a majority of its board members to be independent, as a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of these requirements. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Currently, a majority of our board members are independent. However, if we decide to follow home country practice and change our board composition such that independent directors do not constitute a majority of our board of directors, our shareholders may be afforded less protection than they would otherwise enjoy under Nasdaq’s corporate governance requirements applicable to U.S. domestic issuers.

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

Some provisions of our amended and restated memorandum and articles of association may discourage, delay, or prevent a change in control of our company or management that shareholders may consider favorable, including, among other things, the following:

●	provisions that authorize our board of directors to issue shares without any further vote or action by our shareholders; and

●	provisions that restrict the ability of our shareholders to call meetings and to propose special matters for consideration at shareholder meetings.

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

We are a contract logistics company with consolidated revenue of approximately $572.5 million, $504.2 million, and $404.1 million for the fiscal years ended December 31, 2025, 2024 and 2023, respectively.

Our integrated logistics solutions are comprised of three business streams: (1) B2B freight transportation services; (2) cloud storage services; and (3) value-added services. Since the VIE’s inception, we, through the VIE and the VIE’s subsidiaries, have developed extensive and reliable transportation networks in China, covering 382 cities across 32 provinces, as of December 31, 2025. Furthermore, we, through the VIE and the VIE’s subsidiaries, serve more than 4,000 manufacturers and trading companies (medium-scale to large-scale) throughout China, including brand names such as CATL Battery, Bright Dairy, SF Express, Schneider Electric, Tesla and Xiaomi.

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

Operational efficiency, cost management, and competitive pricing are critical to the success of a contract logistics company. As of December 31, 2025, we, through the VIE and the VIE’s subsidiaries, have achieved strong operational efficiency through centralized control and management of 26 regional sorting centers, 57 Cloud OFCs, 14 service outlets, approximately 420 self-owned trucks and vehicles, and over 122,000 transportation providers, route planning and optimization, and transportation and management system.

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

Our total transportation volume increased from approximately 16,510,000 tons for the fiscal year ended December 31, 2024 to approximately 21,349,000 tons for the fiscal year ended December 31, 2025, representing an increase of approximately 29.3%. For the fiscal years ended December 31, 2025 and 2024, net revenues generated from providing our services were approximately $572.5 million and $504.2 million, respectively. Our total net revenue increased by approximately 13.6% during 2025 compared to 2024. We generated operating profit of approximately $16.9 million and $14.7 million for the fiscal years ended December 31, 2025 and 2024, respectively. Our operating profit margin was approximately 2.9% and 2.9% for the fiscal years ended December 31, 2025 and 2024, respectively. We recorded net profit of approximately $12.2 million and $10.8 million for the fiscal years ended December 31, 2025 and 2024, respectively.

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

Our Competitive Strengths

We believe we have the following competitive strengths:

Contract Logistics Service Provider with Established Operating History in China

Since 2001, and as of the date of this annual report, we, through the VIE and the VIE’s subsidiaries, have operated as a contract logistics service provider for 24 years. Our main business operates as a less than truckload, or “LTL,” freight carriers in China, and we, through the VIE and the VIE’s subsidiaries, also provide full truckload, “FTL,” freight transportation services.

Through years of operation, we, through the VIE and the VIE’s subsidiaries, have developed extensive and reliable transportation networks in China, covering 382 cities across 32 provinces, as of December 31, 2025. We, through the VIE and the VIE’s subsidiaries, have also established a broad clientele base across more than 4,000 manufacturers and trading companies (medium-scale to large-scale) throughout China, including brand names such as CATL Battery, Bright Dairy, SF Express, Schneider Electric, and Xiaomi.

We have achieved significant growth while maintaining profitability. We had an annual net profit growth of approximately 31.7% in 2023, approximately 5.0% in 2024, and approximately 12.8% in 2025. Our net profit amounted to approximately $12.2 million, $10.8 million and $10.3 million for the fiscal years ended December 31, 2025, 2024 and 2023, respectively; our net profit margins for the fiscal years ended December 31, 2025, 2024 and 2023were approximately 2.1%, 2.1% and 2.6%, respectively.

Operational Efficiency Driven by Detailed Operational Guidelines

We, through the VIE, have designed and implemented a series of systematic guidelines as part of our daily business operations to ensure efficiency.

Systematic Clients Management – Every client’s order is tracked on a real-time basis. Furthermore, we generate a summary report, periodically, for each client with respect to its orders. Our client management systematically allows us to analyze current conditions, which in turn will help us to improve our efficiency and increase our margin. For orders with a gross margin below 5%, we will conduct cost analyzations and adjust unit prices, freight units, freight types, and/or transportation routes accordingly in order to conserve resources and mitigate cost.

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

We, through the VIE and the VIE’s subsidiaries, directly own and operate our own regional sorting centers, Cloud OFCs and service outlets. We, through the VIE and the VIE’s subsidiaries, also directly own and operate our fleets. In order to establish broader network and provide more efficient services, we, through the VIE and the VIE’s subsidiaries, cooperate with third-party transportation providers in providing freight transportation services and with some network partners to promote our business. As of December 31, 2025, the VIE and the VIE’s subsidiaries’ transportation and sorting network is comprised of 26 regional sorting centers, 57 Cloud OFCs and 14 service outlets. Our network in China covered 382 cities in over 32 provinces as of December 31, 2025.

Extensive and Growing Ecosystem

Our ecosystem is comprised of the Company, clients, and transportation providers. We, through the VIE and the VIE’s subsidiaries, have established business relationships with over 4,000 medium to large-scale corporate clients, and over 122,000 transportation providers, as of December 31, 2025. Moreover, our reach extends to individual consumers, small and medium corporate clients, and large-cap companies through our network. We, through the VIE and the VIE’s subsidiaries, serve various industries and have developed a strong presence in the manufacturing, fast-moving consumer goods and publishing industry.

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

Experienced Management Team with a Proven Track Record

Our management has extensive experience, knowledge, and proven track records within the logistics industry, which brings us to a deeper understanding of business operations as well as deep industry connections. The majority of our senior management team has been with the Company for many years, and some of them have been with us since our inception in 2001. Mr. Yongxu Liu, our Chairman, chief executive officer and President, has over 20 years of experience in the logistics industry. Mr. Yongxu Liu founded our Company with a vision to provide accessible, reliable, and high-quality logistics solutions to Chinese businesses and to become a leading player in the industry. Under his leadership, our Company started off in 2001 from being a small-sized logistics service provider with only 60 employees, to becoming one of the largest logistics service providers in China with total transportation volume of approximately 21,349,000 tons for the fiscal year ended December 31, 2025 and we have 1,416 employees as of December 31, 2025. For further details on our directors and senior management, see “Management.”

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

Transition to Focus on B2B Freight Transportation Services and Outsourcing of Transportation Service.

We have implemented a policy to focus on developing B2B freight transportation services in anticipation of using our current resources in a more concentrated and efficient manner, as we pursue lower operating costs and higher profits. We aim to focus mainly on contract logistics, primarily catering to and targeting major corporate clients. Therefore, under the new policy, we plan to gradually reduce the number of our service outlets, as their main function is to provide receipt, collection, and small-scale freight shipment orders for individual clients.

In addition, as our integration of internal, self-owned, and external, third-party transportation providers’ vehicle resources have become increasingly mature, we have decided to rely more heavily on third-party transportation providers to perform the transportation service and have reduced our fleet of self-owned trucks and vehicles to lower the operating costs. In addition, we intend to gradually phase out a certain proportion of our gasoline-powered trucks and vehicles while simultaneously endeavoring to seek replacement by new energy vehicles to promote the development of green logistics. Consequently, we have disposed of more than 420 self-owned gasoline-powered trucks and vehicles and purchased 16 electric heavy-duty trucks as of the date of this annual report. We have also reduced the number of relevant employees by removing some positions, including drivers, held by the relevant employees after they resigned voluntarily and we have been recruiting fewer workers to fill in the residual vacancies.

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

Freight Transportation Services (Transportation Services)

Freight transportation service is currently the largest category in our business and source of income. The revenue from freight transportation service increased from approximately $484.8 million, or 96.1% of the total revenue for the fiscal year ended December 31, 2024 to approximately $554.8 million, or 96.9% of the total revenue for the fiscal year ended December 31, 2025.

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

We, through the VIE and the VIE’s subsidiaries, offer FTL freight transportation services when (i) the freight is large enough to require its own truck, (ii) the freight is fragile and it requires special handling, or (iii) the shipment has time critical or time-definite restrictions on the transit time of the freight; otherwise, we, through the VIE and the VIE’s subsidiaries, offer LTL freight transportation services, and our vehicles carry as many different orders of freight as they can manage and deliver them in whichever order best suits the journey. About 16% of our freight transportation services are provided by our self-owned fleet and the rest are provided by third-party transportation providers. For further details on these transportation providers, see “—Our Transportation Providers.”

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

For the fiscal years ended December 31, 2025, 2024 and 2023, we, through the VIE and the VIE’s subsidiaries, provided freight transportation services for 1,871, 1,923 and 2,160 clients, respectively, in the industries of, among others, manufacturing, energy, new energy (vehicle), telecommunications, internet, fashion, fast moving consumer goods, publishing, agriculture and e-commerce.

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

As of December 31, 2025, we, through the VIE and the VIE’s subsidiaries, directly operated 57 Cloud OFCs across China with a total area of approximately 5,606,976 square feet, among which 21 Cloud OFCs were multistory facilities. All the Cloud OFCs use our technology infrastructure and are connected to various information systems across our platform. Therefore, we can allocate inventory of our clients effectively within our Cloud OFCs and coordinate our services, including subsequent transportation and delivery, accordingly. We constantly monitor the service quality of our Cloud OFCs to ensure we uphold the standard of our services. The following map illustrates our Cloud OFCs network as of December 31, 2025.

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

We normally enter into 1-year to 5-year service contracts with our cloud storage service clients. Our contracts specify the details of our services based on the client’s expected sale volumes and the floor areas to be used. Our contracts typically state the unit price of each service we provide. The amount of revenue we generate depends on the unit price and volume. These services are combined and accounted for as a single performance obligation representing a combined output that the customer has contracted to receive.

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

Regional Sorting Centers

Our regional sorting centers are connected by a line-haul transportation network that we operate. They collect freight directly from clients or from service outlets within their coverage area, sort it according to destinations, and dispatch the freight to the designated regional sorting centers. As of December 31, 2025, we, through the VIE and the VIE’s subsidiaries, operated 26 regional sorting hubs in Fujian, Guangdong, Shanghai, Beijing, Zhejiang, Hubei, and 16other provinces in China.

The following map shows our nationwide sorting center network as of December 31, 2025.

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

As of December 31, 2025, our own line-haul fleet is comprised of 284 truck headstocks and over 660 cabinets for ordinary shipments and 4 truck headstocks and 34 cabinets for hazardous shipments. We, through the VIE and the VIE’s subsidiaries, invest in our fleet with our own funds so we are able to adjust the ratio of different vehicle models swiftly to react to changes based on operational needs. We mostly use 16-meter-long trucks, which have nearly twice the loading capacity of 9.6-meter-long trucks (commonly used in the industry), to minimize marginal costs and lower unit line-haul transportation costs. The uniform design of our regional sorting centers with extra parking space also allows us to lower transportation cost of freight. To increase our transportation efficiency, we utilize the drop and pull transportation method.

As of December 31, 2025, we, through the VIE and the VIE’s subsidiaries, also owned 118 vehicles for our short-haul transportation.

For the fiscal years ended December 31, 2025 and 2024, approximately 16% and 17% of our freight transportation services were provided by our self-owned fleet and the balance was outsourced and provided by independent third-party transportation providers. For the fiscal years ended December 31, 2025 and 2024, we had 138,678 and 135,197 outsourced vehicles for over 18.03 million and 13.69 million shipments, respectively. The price we pay to third-party transportation providers is based on our market insights on cost factors, including (i) toll cost based on route, (ii) fuel cost based on route, type of truck used, and fuel price, and (iii) other costs such as drivers’ compensation, depreciation, and maintenance cost. For details on third-party transportation providers, see “—Our Transportation Providers.”

Service Outlets

As of December 31, 2025, we, through the VIE and the VIE’s subsidiaries, operated 14 service outlets across China. Our service outlets, in their assigned geographical areas, will (1) create shipment orders and accept goods for shipment from our LTL clients; (2) deliver goods for shipment to our regional sorting centers for freight transportation; and (3) accept shipments from regional sorting centers for the clients to pick up. Each service outlet typically has 3 to 5 employees.

We will consider adding new service outlets if they help optimize our route or increase our capacity in the surrounding areas. We select the locations based on certain factors, including, but not limited to: (i) client density, (ii) ease of access, (iii) rent pricing, (iv) internal layout, (v) regulatory compliance, and (vi) surrounding infrastructure and environment.

Network Partners

To increase our client base and network coverage, we, through the VIE and the VIE’s subsidiaries, have also entered into some network partner agreements. Our network partners will create shipment orders and accept goods for shipment from their clients. Afterwards, they will deliver the goods to our regional sorting centers for our freight transportation. The network partners are solely responsible for the rights and obligations under the service agreements entered into by and between them and their clients. For the fiscal year ended December 31, 2023, our network partners contributed approximately 0.14% of our income from operations. For the fiscal year ended December 31, 2025 and 2024, our network partners contributed 0% of our income from operations because we terminated the Network Partners cooperation model at the end of 2023.

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

Our Clients

We, through the VIE and the VIE’s subsidiaries, mainly serve clients in connection with the delivery of their products to consumers and other businesses. We have clients in various industries, including manufacturing, energy, new energy (vehicle), telecommunications, internet, fashion, fast moving consumer goods, publishing, agriculture and e-commerce. Our largest clients include CATL Battery, Bright Dairy, SF Express, Schneider Electric, Tesla and Xiaomi. We served 2,145 and 2,209 clients during the fiscal years ended December 31, 2025 and 2024, respectively, and no client accounted for more than 5% of our total revenue during those years. The following table sets forth the top three industries our clients are in by percentage as of December 31, 2025:

Industry	Percentage
New energy (vehicle)	21.71%
Fast moving customer goods	13.82%
Manufacturing	6.92%
Total	42.45%

Client Service

We believe that our client service enhances our client loyalty and brand image. Therefore, we provide ongoing trainings to our employees and transportation providers, and we conduct regular performance reviews to ensure the quality of our services.

We, through the VIE and the VIE’s subsidiaries, operate a call center system to provide real-time assistance to our clients by our approximately 226 client service representatives 10 hours a day, 7 days a week. Our automated system continues to respond to inquiries outside of the normal business hours and forwards complicated inquiries to our client service representatives for further handling. Our call centers are localized with branch offices in over 22 provinces in China with mostly local hires to leverage their local knowledge. All branches can be reached via a unified number and use the same call system and database. Our call system automatically forwards incoming calls to the local branch near the caller’s location. Our client service representatives adhere to the same client service standards nationwide and their local knowledge contributes to enhanced client service effectiveness. At the end of each call, we ask the caller to grade the quality of our client service and a designated call-back team will follow up on all incidences of dissatisfaction. In addition, we hold regular training sessions for our client service representatives and conduct regular performance reviews to ensure that they provide high quality client service.

Our Transportation Providers

During the fiscal years ended December 31, 2025, 2024 and 2023, we, through the VIE and the VIE’s subsidiaries, cooperated with approximately 122,368, 119,467 and 64,090 transportation providers, respectively. These transportation providers are of all sizes, including owner-operators of a single truck, private fleets, and large trucking companies. All these transportation providers provide vehicles to carry out transportation tasks within our line-haul and short-haul transportation network. The table below sets out the number of each category of transportation providers.

	Fiscal Years Ended December 31,
	2025	2024	2023
Owner-operators of a single truck (#)	120,409	117,649	62,263
Large trucking companies (#)	1,959	1,818	1,827
Total transportation providers	122,368	119,467	64,090

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

On September 1, 2020, we, through Shengfeng Logistics, entered into a Road Freight Transportation Platform Cooperation Agreement with Hefei Weitian Yuntong Information Technology Co., Ltd. (“Hefei Weitian”). This agreement provides that Hefei Weitian, including Hubei Luge and Anhui Luge as its designated subsidiaries, as an Internet logistics platform, shall provide road freight transportation services in China to Shengfeng Logistics and its designated subsidiaries, through its platform, on the goods agreed upon and confirmed by both parties from time to time. The term of this agreement was from September 1, 2020 to August 31, 2021. On September 1, 2021, we, through Shengfeng Logistics, renewed this agreement in which the term was from September 1, 2021 to December 31, 2023.   On January 1, 2024, we, through Shengfeng Logistics, renewed the agreement in which the new term is from January 1, 2024 to December 31, 2025. Shengfeng Logistics shall pay Hefei Weitian a shipping fee per shipment equal to the amount of shipping fee paid by Hefei Weitian to the actual operator divided by 95.1%. Anhui Luge and Hubei Luge are affiliates under the control of Hefei Weitian. On January 1, 2026, we, through Shengfeng Logistics, renewed the agreement again in which the new term is from January 1, 2026 to December 31, 2026. Pursuant to the renewed agreement, Shengfeng Logistics shall pay Hefei Weitian a shipping fee per shipment equal to the amount of shipping fee paid by Hefei Weitian to the actual operator divided by 93.8%.

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

Trademark

As of the date of this annual report, we had registered, through the VIE and the VIE’s subsidiaries, 37 trademarks, including 34 trademarks with the Trademark Office of the State Administration for Industry and Commerce in China, such as our Company’s Chinese name, “Shengfeng (盛丰),” 1 trademark with the Economic Affairs Bureau of Macao Special Administrative Region, 1 trademark with Trade Marks Registry Intellectual Property Department of the Government of the Hong Kong Special Administrative Region and 1 trademark with the Intellectual Property Office of Taiwan.

Copyright

As of the date of this annual report, we had registered, through the VIE and the VIE’s subsidiaries, 122 computer software copyrights, including those that relate to Shengfeng TMS, with the PRC National Copyright Administration.

Patent

As of the date of this annual report, we had registered, through Guangdong Shengfeng Logistics Co., Ltd., one of the VIE’s subsidiaries, 3 invention patents and 5 utility model patents with the National Intellectual Property Administration.

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

Employees

As of December 31, 2025, 2024 and 2023, we, through the VIE and the VIE’s subsidiaries, had a total of 1,416, 1,263 and 1,341 full-time employees located in China, respectively. The following table sets forth the breakdown of our employees by function as of December 31, 2025:

Function	Number	% of Total
Stevedore	62	4.38%
Transportation	129	9.11%
Management Administration	286	20.20%
Client Service	226	15.96%
Operation Support	649	45.83%
Sales and Marketing	45	3.18%
Technology and Engineering	19	1.34%
Total	1,416	100%

In addition to our own full-time employees, our workforce also includes 811 contractors, as of December 31, 2025. In addition, third-party transportation providers retain their own employees according to their individual operational needs.

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

We, through the VIE and the VIE’s subsidiaries, maintain an in-house R&D team which consists of four departments in Shengfeng Logistics as of the date of this report: Product Department (3 employees and 1 manager), Operation and Maintenance Department (2 employees and 1 manager), TMS Research and Development Department (7 employees and 1 managers) and WMS Research and Development Department (4 employees and 1 manager). All of the said departments are under the supervision of the Director of the Information Section of Shengfeng Logistics. Product Department is mainly responsible for the gathering of product development requests and opinions, coordinating the communication among different parties on product development and providing necessary trainings to support new products. Operation and Maintenance Department is mainly responsible for maintaining the computer network, operating systems, software and hardware, and other equipment to ensure they function properly and are secured. TMS Research and Development Department and WMS Research and Development Department are mainly responsible for the research and development of TMS and WMS. At least once or twice per year, the Director of the Information Section will call for a meeting with certain managers and qualified employees from the R&D departments to discuss the necessity and possibility of new information technology developments and technology upgrades. Any proposal discussed and approved during the meeting will be presented to the management for further discussion and decision.

From time to time, we contract with some third-party software design companies for licenses to use some of the systems they designed and developed, such as some financial reporting and accounting systems. They will also maintain the systems and provide necessary supports to us.

Our passion and dedication for improvement and innovation have been translated into our ability to develop and introduce new and diversified services with a fast pace, converting our advantage in research and development into our commercial competitive advantage in the logistic industry. Through years of effort, as of December 31, 2025, we have registered 122 computer software copyrights with the PRC National Copyright Administration and 3 invention patent with the National Intellectual Property Administration. Since 2012, Shengfeng TMS has been our main system, which is a comprehensive management system that allows us to effectively monitor and manage the various stages of transportation, payment, and client service. It is the Company’s plan to continue its dedication to the research and development on information technology to enhance efficiency and client experience.

For more details on our technology infrastructure and intellectual property, please refer to “—Our Technology Infrastructure” and “—Intellectual Property.”

Properties and Facilities

Our principal executive office is located at Shengfeng Building, No. 478 Fuxin East Road, Jin’an District, Fuzhou City, Fujian Province, People’s Republic of China, 350001, where we, through Shengfeng Logistics, lease such property from a related party, Fuzhou Tianyu Shengfeng Industrial Co., Ltd., a company controlled by Yongxu Liu, our CEO and Chairman, with an area of approximately 24,886 square feet, with a lease term originally from November 1, 2020 to October 31, 2022 and was renewed to October 31, 2027 with a monthly rent of RMB115,648 (approximately US$16,412). We also need to pay a monthly property management fee of RMB15,564 (approximately US$2,209). We have priority to renew the lease as long as we use the property for the same purpose, but we are required to notify the landlord at least two months in advance if we would like to renew the lease. For the years ended December 31, 2025, 2024 and 2023, the Company recorded related rent of $273,726, $226,870 and $227,552 in general and administrative expenses, respectively. For the years ended December 31, 2025, 2024 and 2023, the Company recorded related property management fees of $16,589, $46,744 and $17,029 in general and administrative expenses, respectively.

As of December 31, 2025, we, through two of the VIE’s subsidiaries, owned 3 office buildings in China with aggregate gross floor areas of approximately 105,586 square feet are on the land we own, and we, through the VIE and the VIE’s subsidiaries, leased 16 office buildings in China with aggregate gross floor areas of approximately 74,919 square feet. The terms of such leases range from 1 to 5 years.

In addition, as of December 31, 2025, 3 of the regional sorting centers operated by the VIE and the VIE’s subsidiaries with an aggregate gross floor area of approximate 64,838 square feet are on the land we own, and 23 of the regional sorting centers operated by the VIE and the VIE’s subsidiaries with an aggregate gross floor area of approximately 1,124,333 square feet are on leased land. The terms of such leases range from 1 to 5 years.

As of the date of December 31, 2025, we, through the VIE and the VIE’s subsidiaries, directly operate 57 Cloud OFCs across China to provide warehouse storage and management services. As of December 31, 2025, 3 of the Cloud OFCs operated by the VIE and the VIE’s subsidiaries with an aggregate gross floor area of approximate 1,365,642 square feet are on the land we own, and 54 of the Cloud OFCs operated by the VIE and the VIE’s subsidiaries with an aggregate gross floor area of approximately 4,241,335 square feet are on the land we leased. The terms of such leases range from 1 to 3 years.

As of the date of December 31, 2025, we, through the VIE and the VIE’s subsidiaries, directly operate 14 service outlets across China. As of December 31, 2025, all of the service outlets operated by us with an aggregate gross floor area of approximately 76,356 square feet are on the land we leased. The terms of such leases range from 1 to 5 years.

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

The following table shows pertinent information of the properties we, through three of the VIE’s subsidiaries, own as of December 31, 2025:

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

As of December 31, 2025, we, through the VIE and the VIE’s subsidiaries, own line-haul fleet is comprised of 284 truck headstocks and over 660 cabinets for ordinary shipments and 27 truck headstocks and 34 cabinets for hazardous shipments. We also owned 118 vehicles for our short-haul transportation as of the same date.

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

Regulations Relating to Road Transportation

Pursuant to the PRC Regulations on Road Transportation promulgated by the State Council in April 2004 and most recently amended in July 2023, and the Provisions on Administration of Road Freight Transportation and Stations (Sites) issued by the Ministry of Transportation in June 2005 and most recently amended and effective in March 2026, or the Road Freight Provisions, the business operations of road freight transportation refer to commercial road freight transportation activities that provide public services. The road freight transportation includes general road freight transportation, special road freight transportation, road transportation of large articles, and road transportation of dangerous cargos. Special road freight transportation refers to freight transportation using special vehicles such as vehicles with containers, refrigeration equipment, or tank containers. The Road Freight Provisions set forth detailed requirements with respect to vehicles and drivers.

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

According to the Civil Code of the PRC, which took effect on January 1, 2021, the producer of a defective product that causes damage to another person shall be liable for the infringement. The infringed party may claim damages from the manufacturer of the product or the seller of the product. If the product defect is caused by the producer, the seller shall have the right to recover the damages from the producer after compensation, and vice versa. With respect to environmental issues, the Law of the People’s Republic of China on Liability for Tort emphasizes the principle that polluters are liable for damages caused by environmental pollution, regardless of whether they have violated national environmental protection regulations.

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

The Cybersecurity Law of the PRC, as adopted by the National People’s Congress on November 7, 2016 and amended on October 28, 2025, has come into force on January 1, 2026. Considered as the fundamental law in the area of cybersecurity in China, the Cybersecurity Law regulates network operators and others from the following perspectives: the principle of Cyberspace sovereignty, security obligations of network operators and providers of network products and services, protection of personal information, protection of critical information infrastructure, data use and cross-border transfer, network interoperability and standardization. Network operators shall, according to the requirements of the rules for graded protection of cybersecurity, fulfill security protection obligations to ensure that the network is free from interference, damage or unauthorized access, and prevent network data from being divulged, stolen or falsified. In addition, any network operators collecting personal information shall follow the principles of legitimacy, rationality and necessity and shall not collect or use any personal information without due authorization of the person whose personal information is collected. Each individual is entitled to request a network operator to delete his or her personal information if he or she finds that the collection and use of such information by such operator violate the laws, administrative regulations or the agreement by and between such network operator and such individual; and is entitled to request any network operator to make corrections if he or she finds errors in such information collected and stored by such network operator. Such network operator shall take measures to delete the information or correct the errors. Pursuant to this law, the violators may be subject to: (i) warning; (ii) confiscation of illegal gains and fines equal to one to ten times of the illegal gains; or if without illegal gains, fines up to RMB1,000,000; or (iii) an order to shut down the website, suspend the business operation for rectification, or revocation of the business license. Besides, responsible persons may be subject to fines between RMB10,000 and RMB100,000.

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

Trade secrets

According to the PRC Anti-Unfair Competition Law, promulgated by the SCNPC in September 1993, as amended in November 4, 2017, April 23, 2019 and June 27, 2025 respectively, the term “trade secrets” refers to technical, operational or other commercial information that is unknown to the public, has utility, may create business interests or profits for its legal owners or holders, and is maintained as a secret by its legal owners or holders through corresponding confidentiality measures. Under the PRC Anti-Unfair Competition Law, business persons are prohibited from infringing others’ trade secrets by: (1) obtaining the trade secrets from the legal owners or holders by any unfair methods such as theft, bribery, fraud, coercion, electronic intrusion, or any other illicit means; (2) disclosing, using or permitting others to use the trade secrets obtained illegally under item (1) above; or (3) disclosing, using or permitting others to use the trade secrets, in violation of any contractual agreements or any requirements of the legal owners or holders to keep such trade secrets in confidence. Pursuant to the PRC Civil Code, if one intentionally infringes upon the intellectual property rights of others and the circumstance is severe, the infringed party is entitled to the corresponding punitive compensation; or (4) abetting a person, or tempting, or aiding a person into or in acquiring, disclosing, using, or allowing another person to use the trade secret of the rightful holder in violation of his or her non-disclosure obligations or the requirements of the rightful holder for keeping the trade secret confidential.

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

Value-added Tax

Pursuant to the Value-Added Tax Law of the PRC, which was promulgated by the Standing Committee of the National People's Congress on December 25, 2024, and effective as of January 1, 2026, and the Implementation Rules for the Interim Regulations on Value-Added Tax of the PRC, which was promulgated by the MOF and SAT on December 15, 2008, became effective on January 1, 2009 and amended on October 28, 2011, entities or individuals engaging in sale of goods, provision of processing services, repairs and replacement services or importation of goods within the territory of the PRC shall pay value-added tax, or the VAT. Unless otherwise provided, the rate of VAT is 17% on sales and 6% on the services. On April 4, 2018, MOF and SAT jointly promulgated the Circular of the MOF and the SAT on Adjustment of Value-Added Tax Rates, or the Circular 32, according to which (i) for VAT taxable sales acts or import of goods originally subject to VAT rates of 17% and 11% respectively, such tax rates shall be adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to tax rate of 11%, such tax rate shall be adjusted to 10%; (iii) for purchase of agricultural products for the purposes of production and sales or consigned processing of goods subject to tax rate of 16%, such tax shall be calculated at the tax rate of 12%; (iv) for exported goods originally subject to tax rate of 17% and export tax refund rate of 17%, the export tax refund rate shall be adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 11% and export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%. Circular 32 became effective on May 1, 2018 and shall supersede existing provisions which are inconsistent with Circular 32.

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

Our integrated logistics solution services are comprised of three business streams: (1) B2B freight transportation; (2) cloud storage; and (3) value-added services. Since 2001, we, through the VIE and the VIE’s subsidiaries, have developed extensive and reliable transportation networks in China, covering 382 cities in over 32 provinces as of December 31, 2025.

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

Operational efficiency, cost management, and competitive pricing are critical to the success of a contract logistics company. We, through the VIE and the VIE’s subsidiaries, have achieved strong operational efficiency through centralized control and management of 26 regional sorting centers, 57 Cloud OFCs, 14 service outlets, approximately 420 self-owned trucks and vehicles, and over 122,000 transportation providers, route planning and optimization, and transportation and managements system.

For the fiscal years ended December 31, 2025 and 2024, our net revenue, mainly generated from providing transportation and warehouse storage management services, was approximately $572.5 million and $504.2 million, respectively. Our total net revenue increased by approximately 13.6% during 2025 compared to 2024, primarily driven by the higher net revenue from transportation services. We recorded net income of approximately $12.2 million and $10.8 million for the years ended December 31, 2025 and 2024, respectively.

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

For the years ended December 31, 2025 and 2024

	Years Ended December 31,
	2025		2024		Change
	Amount in thousand	%	Amount in thousand	%	(Amount in thousand)%
Revenue
Transportation	$554,761	96.9%	$484,754	96.1%	$70,007	14.4%
Warehouse storage management services	14,258	2.5%	16,432	3.3%	(2,174)	(13.2)%
Other revenue	3,459	0.6%	2,972	0.6%	487	16.4%
Net revenue	572,478	100%	504,158	100%	68,320	13.6%
Cost of revenue	(519,390)	(90.7)%	(457,874)	(90.8)%	(61,516)	13.4%
Gross profit	$53,088	9.3%	$46,284	9.2%	$6,804	14.7%

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

Warehouse storage management services

We, primarily through the VIE and the VIE’s subsidiaries, generate revenue of warehouse storage management services through the provision of integrated warehouse storage management services to various customers. We help companies place the goods and maintain the daily input and output of the goods. We primarily charge our customers service fees for our storage services and the daily management services. Revenue from the warehouse storage management services is recognized over the service period.

Our net revenues increased by approximately 13.6% from approximately $504.2 million for the year ended December 31, 2024 to approximately $572.5 million for the year ended December 31, 2025. The increase was primarily driven by a significant increase in revenue from our transportation services.

Net revenues generated from our transportation services increased by approximately 14.4% from approximately $484.8 million for the year ended December 31, 2024 to approximately $554.8 million for the year ended December 31, 2025. The growth was primarily driven by the expansion of services with existing clients, reflecting a deepened partnership and expanded service offerings.

Net revenue generated from our warehouse storage management services decreased by approximately 13.2% from approximately $16.4 million for the year ended December 31, 2024 to approximately $14.3 million for the year ended December 31, 2025, primarily due to a shifting of focus on transportation services for the year ended December 31, 2025.

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

Our cost of revenues increased by approximately 13.4%, from approximately $457.9 million for the year ended December 31, 2024 to approximately $519.4 million for the year ended December 31, 2025, which was in line with the increase in revenue.

Gross profit

Our overall gross profit increased by approximately 14.7% from approximately $46.3 million for the year ended December 31, 2024 to approximately $53.1 million for the year ended December 31, 2025. For the years ended December 31, 2025 and 2024, our overall gross margin was stable and amounted to approximately 9.3% and 9.2%, respectively.

	Years Ended December 31,
	2025	2024	Change
	(Amount in thousand)	(Amount in thousand)	(Amount in thousand)%
Operating expenses
Selling and marketing	$(5,999)	$(5,964)	$(35)	0.6%
General and administrative	(30,209)	(25,654)	(4,555)	17.8%
Total operating expenses	$(36,208)	$(31,618)	$(4,590)	14.5%

Operating expenses

Our operating expenses increased by approximately 14.5% from approximately $31.6 million for the year ended December 31, 2024 to approximately $36.2 million for the year ended December 31, 2025 for the following reasons:

Selling and marketing expenses

Our selling and marketing expenses consist primarily of employee wages, rental expenses, benefits for sales and marketing staff, depreciation expenses and other daily expenses which are related to the sales and marketing functions.

Our selling and marketing expenses kept at approximately $6.0 million for the years ended December 31, 2025 and 2024.

General and administrative expenses

Our general and administrative expenses consist primarily of employee wages and benefits for corporate employees, rental expenses, depreciation and amortization expense and other expenses which are related to the general corporate functions.

Our general and administrative expenses increased by approximately 17.8% from approximately $25.7 million for the year ended December 31, 2024 to approximately $30.2 million for the year ended December 31, 2025, which was attributable to increased employee salaries and related benefits.

Income from operations

As a result of the foregoing, our profit from operations increased by approximately 15.1% from approximately $14.7 million for the year ended December 31, 2024 to approximately $16.9 million for the year ended December 31, 2025.

	Years Ended December 31,
	2025	2024	Change
	(Amount in thousand)	(Amount in thousand)	(Amount in thousand)%
Other income (expense)
Interest income	$255	$159	$96	60.4%
Interest expense	(2,736)	(1,972)	(764)	38.7%
Other expense, net	(143)	(360)	217	(60.3)%
Total other expense, net	$(2,624)	$(2,173)	$(451)	20.8%

Our total net other expense increased by approximately 20.8% from approximately $2.2 million for the year ended December 31, 2024 to approximately $2.6 million for the year ended December 31, 2025 for the following reasons.

Interest income

Our interest income increased by approximately 60.4% from approximately $0.2 million for the year ended December 31, 2024 to approximately $0.3 million for the year ended December 31, 2025, as a result of an increased interest income from loan to Xingqidian Supply Chain Management Co., Ltd, a third party.

Interest expense

Our interest expense increased by approximately 38.7% from approximately $2.0 million for the year ended December 31, 2024 to approximately $2.7 million for the year ended December 31, 2025, due to increased average bank loan balance during the year ended December 31, 2025.

Other expense, net

Our other expense, net mainly consists of government subsidies, penalties and others. Other expense, net was approximately $0.1 million for the year ended December 31, 2025, as compared to approximately $0.4 million for the year ended December 31, 2024. The decrease was due to lower loss on disposal of property and equipment as well as increased one-time compensation income.

	Years Ended December 31,
	2025	2024	Change
	(Amount in thousand)	(Amount in thousand)	(Amount in thousand)%

Income before income taxes	$14,256	$12,493	$1,763	14.1%
Provision for income taxes	(2,047)	(1,666)	(381)	22.9%
Net income	$12,209	$10,827	$1,382	12.8%

Income before income taxes

As a result of the foregoing, our income before income taxes increased by 14.1% from approximately $12.5 million for the year ended December 31, 2024 to approximately $14.3 million for the year ended December 31, 2025.

Provision for income taxes

The effective income tax rate increased from approximately 13.3% for the year ended December 31, 2024 to approximately 14.4% for the year ended December 31, 2025.

Net income

As a result of the foregoing, our net income increased by 12.8% from approximately $10.8 million for the year ended December 31, 2024 to approximately $12.2 million for the year ended December 31, 2025.

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

Warehouse storage management services

We, primarily through the VIE and the VIE’s subsidiaries, generate revenue of warehouse storage management services through the provision of integrated warehouse storage management services to various customers. We help companies place the goods and maintain the daily input and output of the goods. We primarily charge our customers service fees for our storage services and the daily management services. Revenue from the warehouse storage management services is recognized over the service period.

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

U.S. Dollar Exchange Rate	December 31, 2025	December 31, 2024	December 31, 2023
At the end of the period - USD: RMB	US$1=RMB7.0288	US$1=RMB7.1884	US$1=RMB7.0827
Average rate for the period - USD: RMB	US$1=RMB7.1429	US$1=RMB7.1217	US$1=RMB7.0467

We did not have any foreign currency investments hedged by currency borrowings or other hedging instruments in years ended December 31, 2025, 2024 and 2023.

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

Current PRC regulations permit our PRC subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiary is required to set aside at least 10% of its respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. We had various outstanding bank loans of approximately $81.3 million as of December 31, 2025. We have also entered into non-cancellable operating lease agreements for several offices, operating facilities and warehouses. The following table sets forth our contractual obligations as of December 31, 2025:

	Payments Due by Period (Amount in thousand)
	Total	Within 1 Year	1-3 Years	3-5 Years	More than 5 Years
Bank loans	$81,253	$47,421	$20,912	$4,678	$8,242
Operating lease commitments	5,233	2,746	1,838	399	250
Total	$86,486	$50,167	$22,750	$5,077	$8,492

Cash flows and working capital

The following table sets forth a summary of our cash flows for the periods indicated:

	Years Ended December 31,
	2025	2024	2023
	(Amount in thousand)	(Amount in thousand)	(Amount in thousand)
Net cash provided by operating activities	$16,099	$15,010	$14,135
Net cash used in investing activities	(37,428)	(32,629)	(18,821)
Net cash flows provided by financing activities	18,817	29,072	11,169
Effects of exchange rate changes on cash, cash equivalent and restricted cash	867	(533)	(558)
Cash, cash equivalent and restricted cash, beginning of year	40,213	29,293	23,368
Cash, cash equivalent and restricted cash, end of year	$38,568	$40,213	$29,293

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

Cash flows in Operating Activities

For the year ended December 31, 2025, net cash provided by operating activities was approximately $16.1 million, primarily comprised of net income of approximately $12.2 million and adjusted for non-cash items such as depreciation and amortization for property and equipment of approximately $6.4 million, approximately $4.6 million for amortization of operating lease expense, decrease of prepayments and other current assets approximately $3.3 million, increase of salary and welfare payable approximately $2.4 million, increase of accrued expenses and other current liabilities of approximately $2.0 million, increase of tax payables approximately $1.0 million and decrease of other non-current assets approximately $0.9 million. Net cash generated from operating activities was partially offset by approximately $5.8 million increase in account receivable, approximately $4.5 million decrease in operating lease liabilities, approximately $4.4 million increase in due from related parties, approximately $1.6 million decrease in other non-current liabilities and approximately $1.1 million decrease in accounts payable.

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

Cash flows in Investing Activities

For the year ended December 31, 2025, net cash used in investing activities was approximately $37.4 million, consisting primarily of approximately $19.0 million cash used to acquire property and equipment, approximately $11.4 million loan to third parties, approximately $2.8 million loan to related parties, and approximately $6.2 million cash paid for long-term investments, partially offset by investment deposit refund of approximately $1.6 million.

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

Cash flows in Financing Activities

For the year ended December 31, 2025, net cash provided by financing activities was approximately $18.8 million, consisting primarily of cash proceeds from bank loans of approximately $74.0 million, proceeds from notes payable of approximately $9.1 million, partially offset by repayment of bank loans of approximately $50.2 million and repayment of notes payable of approximately $15.0 million.

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

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchase of fixed assets, including electronic equipment, office equipment and vehicles, and intangible assets. Our capital expenditures were approximately $19.0 million, $38.6 million and $28.7 million for the fiscal years ended December 31, 2025, 2024 and 2023, respectively. Subsequent to December 31, 2025 and as of the date of this annual report, we made capital expenditures of approximately $1.2 million. We intend to fund our future capital expenditures with our existing cash balance, proceeds of bank loans and proceeds from the new equity financing.

Off-Balance Sheet Commitments and Arrangements

As of December 31, 2025, the Company had letters of guarantee in aggregate of approximately $7.8 million (RMB54.8 million) issued by several banks to the customers, which terms extend through 2028. The Company was required to maintain restricted cash of approximately $2.1 million (RMB15.0 million) for letters of guarantee.

As of December 31, 2025, we have not recorded any liabilities related to these letters of guarantee, as there are no indications of default. However, these commitments represent potential obligations that could result in liabilities if we fail to fulfill agreement terms.

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

E. Critical Accounting Estimates.

We prepare our consolidated financial statements in conformity with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates, judgments, and assumptions that can have a meaningful effect on the reporting of consolidated financial statements. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations because of changes in our estimates.

The critical accounting policies, judgments and estimates that we believe to have the most significant impact on our consolidated financial statements are described below, which should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this annual report. When reviewing our consolidated financial statements, you should consider.

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

Critical accounting estimates are defined as those reflective of significant judgments, estimates and uncertainties, which may result in materially different results under different assumptions and conditions. For the year ended December 31, 2025, we identified no critical accounting estimates in the preparation of our consolidated financial statements.

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

Name	Age	Position(s)
Yongxu Liu	55	Chief Executive Officer, Director, President and Chairman
Guoping Zheng	40	Chief Financial Officer, Director and Vice President
Jin Wang	60	Independent Director
Wen Li	59	Independent Director
Qingyan Ye	41	Independent Director

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

Guoping Zheng has been our chief financial officer and vice president since May 20, 2021 and director since June 1, 2025. Mr. Zheng has served as the vice president and chief financial officer of Shengfeng Logistics, principal of its Strategy Department and its Finance Department since 2016. Prior to that, Mr. Zheng served as the senior director of the Financial Management Department of East China and North China in Deppon Logistics Co., Ltd. from 2008 to 2016. Mr. Zheng received his bachelor’s degree in Financial Management from Xiamen University in 2008.

Jin Wang is an independent director. Jin Wang is a co-founder and Vice Chairman of the New Energy International Investment Alliance since 2018, and in that capacity, he has driven cross-sector collaborations in renewable energy. Since 2015, he has served as President of the Guohe Energy Research Institute, focusing on energy policy and sustainable development. Between 2010 and 2022, he served as director of the NDRC’s International Energy Research Institute, which solidified his expertise in global energy governance. Dr. Wang received his received his Bachelor’s degree in Mathematics from Yangzhou University in 1986; his Master’s Degree in National Economic Planning and Management from Renmin University of China in 1989, and his Ph.D. in Economics from Emory University, Georgia, USA 1996.

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

B. Compensation.

2025
Yongxu Liu	$90,709.34
Guoping Zheng	$90,586.84

C. Board Practices.

Board of Directors

Our board of directors consists of five (5) directors. Our board of directors has determined that our three independent director, Jin Wang, Wen Li, and Qingyan Ye, satisfy the “independence” requirements of the Nasdaq corporate governance rules.

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

A director shall not, as a director, vote in respect of any contract, transaction, arrangement or proposal in which they have an interest which (together with any interest of any person connected with them) is a material interest (otherwise then by virtue of their interests, direct or indirect, in shares or debentures or other securities of, or otherwise in or through, the Company) and if they shall do so their vote shall not be counted, nor in relation thereto shall they be counted in the quorum present at the meeting, but (in the absence of some other material interest than is mentioned below) none of these prohibitions shall apply to: (a) the giving of any security, guarantee or indemnity in respect of: (i) money lent or obligations incurred by them or by any other person for the benefit of the Company or any of its subsidiaries; or (ii) a debt or obligation of the Company or any of its subsidiaries for which the director themself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security; (b) where the Company or any of its subsidiaries is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to or may participate; (c) any contract, transaction, arrangement or proposal affecting any other body corporate in which he is interested, directly or indirectly and whether as an officer, shareholder, creditor or otherwise howsoever, provided that he (together with persons connected with them) does not to their knowledge hold an interest representing one per cent or more of any class of the equity share capital of such body corporate (or of any third body corporate through which his interest is derived) or of the voting rights available to members of the relevant body corporate; (d) any act or thing done or to be done in respect of any arrangement for the benefit of the employees of the Company or any of its subsidiaries under which they are not accorded as a director any privilege or advantage not generally accorded to the employees to whom such arrangement relates; (e) any matter connected with the purchase or maintenance for any director of insurance against any liability or (to the extent permitted by the Companies Act (Revised) of the Cayman Islands) indemnities in favor of directors, the funding of expenditure by one or more directors in defending proceedings against him or them or the doing of anything to enable such director or directors to avoid incurring such expenditure; or (f) any contract, transaction, arrangement or proposal in which the director has an interest which is not a material interest.

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

Audit Committee. Our audit committee consists of our three independent director appointees, Jin Wang, Wen Li, and Qingyan Ye. Wen Li is the chairperson of our audit committee. We have determined that each of our independent directors also satisfy the “independence” requirements of Rule 5602(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Wen Li qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq listing rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of our three independent director appointees, Jin Wang, Wen Li, and Qingyan Ye. Jin Wang is the chairperson of our compensation committee. We have determined that each of our independent directors also satisfy the “independence” requirements of Rule 5602(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10C-1 under the Securities Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of our three independent director appointees, Jin Wang, Wen Li, and Qingyan Ye. Qingyan Ye is the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

	Class A Ordinary Shares Beneficially Owned		Class B Ordinary Shares Beneficially Owned		Voting Power*
	Number	%	Number	%	%

Directors, Director Appointees, and Executive Officers(1):
Yongxu Liu (2)	500,000	1.23%	41,880,000	100%	91.27%
Guoping Zheng	-	-	-	-	-
Jin Wang	-	-	-	-	-
Wen Li	-	-	-	-	-
Qingyan Ye	-	-	-	-	-
All directors, director appointees, and executive officers as a group (5 individuals):	500,000	1.23%	41,880,000	100%	91.27%

5% Shareholders:
Shengfeng International Limited(2)	-	-%	41,880,000	100%	91.16%
Everbright International Development Limited(3)	8,736,000	21.51%	-	-	1.90%
Changle International Limited (4)	3,904,000	9.61%	-	-	0.85%
Yuansheng International Limited (5)	3,784,000	9.32%	-	-	0.82%
Chia-Yu Chen	3,519,251	8.66%	-	-	0.77%
Sky Top Capital International Limited (6)	2,880,000	7.09%	-	-	0.63%
Double Sun Capital Limited (7)	2,846,011	7.01%	-	-	0.62%

*	Represents the voting power with respect to all of our Class A Ordinary Shares and Class B Ordinary Shares, voting as a single class. Each holder of Class A Ordinary Shares is entitled to one vote per one Class A Ordinary Share and each holder of Class B Ordinary Shares is entitled to ten votes per one Class B Ordinary Share.

(1)	Unless otherwise indicated, the business address of each of the individuals is Shengfeng Building, No. 478 Fuxin East Road, Jin’an District, Fuzhou City, Fujian Province, People’s Republic of China, 350001

(2)	The number of Class B Ordinary Shares beneficially owned represents 41,880,000 Class B Ordinary Shares held by Shengfeng International Limited, a British Virgin Islands company, which is 100% owned by Yongxu Liu, our CEO, Chairman and President. The registered address of Shengfeng International Limited is 30 de Castro Street, Wickhams Cay 1, P.O. Box 4519, Road Town, Tortola, British Virgin Islands.

(3)	The number of Class A Ordinary Shares beneficially owned represents 8,736,000 Class A Ordinary Shares held by Everbright International Development Limited, a British Virgin Islands company. Guangsheng Lin, the general manager of Shengfeng Logistics and one of the Shengfeng Logistics Shareholders, who serves as a director of Everbright International Development Limited, has the dispositive and voting power of the shares held by Everbright International Development Limited. The registered address of Everbright International Development Limited is 4th Floor, Water’s Edge Building, Meridian Plaza, Road Town, Tortola, VG1110, British Virgin Islands.

(4)	The number of Class A Ordinary Shares beneficially owned represents 3,904,000 Class A Ordinary Shares held by Changle International Limited, a British Virgin Islands company, which is 100% owned by Rong Zheng. The registered address of Changle International Limited is 4th Floor, Water’s Edge Building, Meridian Plaza, Road Town, Tortola, VG1110, British Virgin Islands.

(5)	The number of Class A Ordinary Shares beneficially owned represents 3,784,000 Class A Ordinary Shares held by Yuansheng International Limited, a British Virgin Islands company, which is 100% owned by Yusheng Yang. The registered address of Yuansheng International Limited is 4th Floor, Water’s Edge Building, Meridian Plaza, Road Town, Tortola, VG1110, British Virgin Islands.

(6)	The number of Class A Ordinary Shares beneficially owned represents 2,880,000 Class A Ordinary Shares held by Sky Top Capital International Limited, a British Virgin Islands company, which is 100% owned by Qiang Lin. The registered address of Sky Top Capital International Limited is 4th Floor, Water’s Edge Building, Meridian Plaza, Road Town, Tortola, VG1110, British Virgin Islands.

(7)	The number of Class A Ordinary Shares beneficially owned represents 2,846,011 Class A Ordinary Shares held by Double Sun Capital Limited, a British Virgin Islands company, which is 100% owned by Yiping Wu. The registered address of Double Sun Capital Limited is 4th Floor, Water’s Edge Building, Meridian Plaza, Road Town, Tortola, VG1110, British Virgin Islands.

As of the date of this annual report, approximately 45.58% of our issued and outstanding Class A Ordinary Shares are held in the United States by one record holder (CEDE & CO), representing 4.03% of the aggregated voting power.

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

The VIE Agreements

See “Item 3. Key Information—Our VIE Agreements.”

Material Transactions with Related Parties

The relationship and the nature of related party transactions are summarized as follow:

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023:

Name of related parties	Relationship with the Company
Fujian Bafang Shengfeng Logistics Co., Ltd (“Fujian Bafang”)	An equity investee of the Company
Fuzhou Tianyu Shengfeng Industrial Co., Ltd (“Fuzhou Tianyu”)	A company controlled by Yongxu Liu, CEO and Chairman of the Company
Fuzhou Tianyu Shengfeng Property Management Co., Ltd (“Fuzhou Tianyu Management”)	A company under the control of a shareholder
Fuzhou Tianyu Yuanmei Catering Co., Ltd (“Fuzhou Tianyu Catering”)	A company under the control of a shareholder
Fujian Desheng Logistics Co., Ltd (“Fujian Desheng”)	A company under the control of a shareholder
Yongxu Liu	The Company’s CEO and Chairman
Xiying Yang	CEO’s spouse
Yongteng Liu	CEO’s brother
Fujian Yunlian Shengfeng Industry Co., Ltd., (“Fujian Yunlian”)	Shengfeng VIE’s shareholder
Fuzhou Puhui Technology Co., Ltd	Non-controlling shareholder of Ningde Shengfeng Logistics Co. Ltd.
Chongqing Changjiang River Moulding Material (Group) Co., Ltd. (“Chongqing Changjiang”)	Non-controlling shareholder of Liaoning Tianyu Changsheng Supply Chain Management Co., Ltd.
Pingtan Tianyu Shengfeng Technology Co., Ltd. (“Pingtan SF”)	An equity method investee of the Company
Mid-Castle Development Ltd. (“Mid-Castle”)	The Company’s shareholder

i)	Significant transactions with related parties were as follows:

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
(All amounts in thousands)
Transportation services to Fujian Bafang	$40	$-	$-
Transportation services to Fujian Desheng	28	157	37
Transportation services to Chongqing Changjiang and its subsidiaries	13,307	575	-
Total	$13,375	$732	$37

	Years ended December 31,
	2025	2024	2023
(All amounts in thousands)
Transportation services from Fujian Bafang	$2,796	$1,799	$1,108
Lease services from Fuzhou Tianyu	274	227	228
Lease services from Fuzhou Tianyu Management	17	47	17
Catering services from Tianyu Catering	-	1	2
Total	$3,087	$2,074	$1,355

ii)	Guarantees

The Company’s shareholder, CEO and Chairman, Yongxu Liu, CEO’s spouse, Xiying Yang, CEO’s brother, Yongteng Liu, Fujian Yunlian and Fuzhou Puhui Technology Co., Ltd, were the guarantors of the Company’s bank loans.

iii)	Significant balances with related parties were as follows:

	As of December 31, 2025	As of December 31, 2024
Due from related parties (All amounts in thousands)
Fuzhou Tianyu	$42	$41
Fujian Desheng	-	39
Fujian Bafang	31	-
Pingtan SF (a)	6,971
Mid-Castle	472
Chongqing Changjiang and its subsidiaries	4,642	621
Total	$12,158	$701

(a)	See Note 4

	As of December 31, 2025	As of December 31, 2024
Due to related parties (All amounts in thousands)
Fujian Bafang (a)	$1,699	$1,662
Fuzhou Tianyu	21	18
Yongteng Liu	110
Fuzhou Tianyu Management	-	7
Total	$1,830	$1,687

(a)	On December 10, 2007, the Company entered into an interest-free loan agreement with Fujian Bafang for a principal amount of approximately $1.4 million (RMB 9.6 million). Such loan is due on demand.

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

We believe that we do not meet some of the conditions outlined in the immediately preceding paragraph. For example, as a holding company, the key assets and records of Shengfeng Cayman, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that Shengfeng Cayman and its offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Notice 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status. It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

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

Value-added Tax

Under the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax to Replace Business (“Circular 36”), which was promulgated by the Ministry of Finance and the SAT on March 23, 2016 and amended in July 2017, entities and individuals engaging in the sale of services, intangible assets or fixed assets within the territory of the PRC are required to pay value added tax, or VAT, instead of business tax.

According to Circular 36, the PRC subsidiaries are subject to VAT, at a rate of 6% to 17% on proceeds received from customers.

According to the Circular of the Ministry of Finance and the SAT on Adjusting Value-added Tax Rates, where a taxpayer engages in a taxable sales activity for the value-added tax purpose or imports goods, the previous applicable 17% tax rates are lowered to 16%.

According to the Circular on Policies to Deepen Value-added Tax Reform, where a taxpayer engages in a taxable sales activity for the value-added tax purpose or imports goods, the previous applicable 16% and 10% tax rates are lowered to 13% and 9% respectively.

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

F. Dividends and Paying Agents.

Not applicable.

G. Statement by Experts.

Not applicable.

H. Documents on Display.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information.

Not applicable.

J. Annual Report to Security Holders.

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. As of December 31, 2025 and 2024, approximately $38.6 million and $40.2 million were deposited with financial institutions located in the PRC, respectively, where there is a RMB500,000 deposit insurance limit for a legal entity’s aggregated balance at each bank. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

For the year ended December 31, 2025, Hubei LuGe Logistics Co., Ltd. contributed approximately 18.4% of total cost of revenues of the Company and Zhongbao Zhiyun (Huadian) Logistics Technology Co., Ltd. contributed approximately 18.1% of total cost of revenues of the Company. For the year ended December 31, 2024, Hubei LuGe Logistics Co., Ltd. contributed approximately 22.0% of total cost of revenues of the Company and Fujian Jinwang Yuntong Logistics Technology Co., Ltd. contributed approximately 12.3% of total cost of revenues of the Company. For the year ended December 31, 2023, Fujian Jinwang Yuntong Logistics Technology Co., Ltd. contributed approximately 32.7% of total cost of revenue of the Company.

As of December 31, 2025 and 2024, no customers accounted more than 10% of the account receivables.

As of December 31, 2025, Zhongbao Zhiyun (Huadian) Logistics Technology Co., Ltd. contributed approximately 10.1% of total account payable balances. As of December 31, 2024, Hubei LuGe Logistics Co., Ltd. contributed approximately 10.9% of total account payable balances and Jilin Baoqi Smart Logistics Industry Center Co., Ltd. contributed approximately 10.8% of total account payable balances.

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

In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The RMB depreciated by 1.49% in the year ended December 31, 2024 and appreciation by 2.22% in the year ended December 31, 2025. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

As of December 31, 2025, we had RMB-denominated cash and restricted cash of approximately $38.6 million. A 10% depreciation of RMB against U.S. dollar based on the foreign exchange rate on December 31, 2025 would result in a decrease of approximately $3.9 million in cash and restricted cash. A 10% appreciation of RMB against U.S. dollar based on the foreign exchange rate on December 31, 2025 would result in an increase of approximately $3.9 million in cash and restricted cash. As of December 31, 2024, we had RMB-denominated cash and restricted cash of approximately $40.2 million. A 10% depreciation of RMB against U.S. dollar based on the foreign exchange rate on December 31, 2024 would result in a decrease of approximately $4.0 million in cash and restricted cash. A 10% appreciation of RMB against U.S. dollar based on the foreign exchange rate on December 31, 2024 would result in an increase of approximately $4.0 million in cash and restricted cash.

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

Item 15. Controls and Procedures.

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2025.

Based on that evaluation, our management has concluded that as of December 31, 2025, our disclosure controls and procedures were not effective. Notwithstanding management’s assessment that our internal control over financial reporting was ineffective as of December 31, 2025 due to the material weakness described below, we believe that the consolidated financial statements included in this annual report on Form 20-F correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Annual Report on Internal Control over Financial Reporting

As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our Company’s internal control over financial reporting as of December 31, 2025 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was not effective as of December 31, 2025.  In the course of preparing our consolidated financial statements as of December 31, 2025, we identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

As of December 31, 2025, we identified the material weaknesses related to (i) lack of sufficient in-house personnel in our accounting department with sufficient knowledge of the U.S. GAAP and SEC reporting rules and (ii) lack of proper controls designed and implemented in IT environment and IT general control activities, which mainly associated with areas of change management, access / logical security.

Our management is currently in the process of evaluating the steps necessary to remediate the ineffectiveness, such as (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting functions and to set up a financial and system control framework; (ii) implementing more frequent U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; and (iii) strengthening IT team and implementing a set of IT control with formal documentation of polices and controls in place.

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

Item 16C. Principal Accountant Fees and Services.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Marcum Asia CPAs LLP, our independent registered public accounting firm for the periods indicated.

	For the Years Ended December 31,
	2025	2024	2023
Audit fees (1)	$365,000	$365,000	$365,000
Audit-Related fees	-		80,000
Total	$365,000	$365,000	$445,000

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

Item 16G. Corporate Governance.

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. Nasdaq Listing Rules, however, permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We follow home country practice in lieu of certain requirements of Nasdaq Listing Rules 5620, 5635(a)-(d), 5640, 5250(b)(3) and 5250(d) with respect to certain corporate governance standards (the “Listing Rules”, each “Listing Rule”) which may afford less protection to investors. The summaries of the Listing Rules and brief statements of our practice are as follows:

Listing Rule 5620 requires a company listing common stock or voting preferred stock, and their equivalents to hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end. However, we follow home country practice where an annual meeting of shareholders is not a requirement. Thus, we do not hold annual meetings of shareholders.

Listing Rule 5635(a) requires companies listed on NASDAQ to obtain shareholder approval prior to the issuance of securities in connection with the acquisition of the stock or assets of another company if: (1) where, due to the present or potential issuance of common stock, including shares issued pursuant to an earn-out provision or similar type of provision, or securities convertible into or exercisable for common stock, other than a public offering for cash: (A) the common stock has or will have upon issuance voting power equal to or in excess of 20% of the voting power outstanding before the issuance of stock or securities convertible into or exercisable for common stock; or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities; or (2) any director, officer or Substantial Shareholder (as defined by Listing Rule 5635(e)(3)) of the Company has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the Company or assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the present or potential issuance of common stock, or securities convertible into or exercisable for common stock, could result in an increase in outstanding common shares or voting power of 5% or more. Listing Rule 5635(b) requires Companies listed on NASDAQ to obtain shareholder approval prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the Company. Listing Rule 5635(c) requires companies listed on NASDAQ to obtain shareholder approval prior to the issuance of securities when a stock option or purchase plan or other equity compensation arrangement is established or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants (with some exceptions). Listing Rule 5635(d) requires companies listed on NASDAQ to obtain shareholder approval for a transaction involving the sale, issuance or potential issuance of common stock or securities convertible into or exercisable for common stock, which alone or together with sales by officers, directors, or substantial shareholders, equals 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance at a price less than the lower of (i) the Nasdaq official closing price immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq official closing price of the common stock for the five trading days immediately preceding the signing of the binding agreement. Notwithstanding this general requirement of shareholder approval under Listing Rules 5635(a)-(d), the Cayman Islands do not require shareholder approval prior to any of the foregoing types of issuances. We, therefore, are not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above.

Listing Rule 5640, pursuant to which the voting rights of existing shareholders of publicly traded common stock registered under Section 12 of the Securities Exchange Act of 1934 may not be disparately reduced or restricted through any corporate action or issuance, which includes without limitation, the adoption of time-phased voting plans, the adoption of capped voting rights plans, the issuance of super-voting stock, or the issuance of stock with voting rights less than the per share voting rights of the existing common stock through an exchange offer. The Company is not subject to equivalent restrictions as a matter of Cayman Islands law. Therefore, our investors may be provided less protection since we follow home country practices.

Listing Rule 5250(b)(3) requires companies listed on NASDAQ to disclose third party director and nominee compensation set forth in Rule 5250(b)(3) and Listing Rule 5250(d) requires companies listed on NASDAQ to distribute annual and interim reports set forth in Rule 5250(d). Notwithstanding Listing Rules 5250(b)(3) and (d), we do not disclose third party director and nominee compensation or distribute annual and interim reports as set forth in these two Listing Rules because the Cayman Islands does not have such disclosure and distribution requirements.

Finally, while Nasdaq Listing Rule 5605(b)(1) requires listed companies to have, among other things, a majority of its board members to be independent, as a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of these requirements. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Currently, a majority of our board members are independent. However, if we decide to follow home country practice and change our board composition such that independent directors do not constitute a majority of our board of directors, our shareholders may be afforded less protection than they would otherwise enjoy under Nasdaq’s corporate governance requirements applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Class A Ordinary Shares and the Trading Market—Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.”

Item 16H. Mine Safety Disclosure.

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J. Insider Trading Policies.

Our board of directors has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us in 2024. On March 18, 2026, our board of directors adopted revised insider trading policies and procedures, the form of which is attached as Exhibit 11.2 to this annual report.

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

Item 19. Exhibits.

EXHIBIT INDEX

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
1.1	Amended and Restated Memorandum of Association	F-1/A	333-267367	3.1	10/31/2022
2.1	Specimen Certificate for Class A Ordinary Shares	F-1	333-267367	4.1	9/9/2022
2.2	Form of Underwriter’s Warrants	F-1/A	333-267367	1.1	1/26/2023
2.3	Description of Securities	20-F	001-41674	2.3	5/1/2023
4.1	Form of Employment Agreement by and between executive officers and the Registrant	F-1/A	333-267367	10.1	10/31/2022
4.2	English Translation of the Technical Consultation and Service Agreement between Tianyu and Shengfeng Logistics dated January 7, 2021	F-1/A	333-267367	10.4	10/31/2022
4.3	English Translation of the form of Powers of Attorney granted by shareholders of Shengfeng Logistics, as currently in effect, and a schedule of all executed Powers of Attorney adopting the same form	F-1/A	333-267367	10.5	10/31/2022
4.4	English Translation of the form of Equity Pledge Agreement by and among Tianyu, Shengfeng Logistics, and shareholders of Shengfeng Logistics dated January 7, 2021, as currently in effect, and a schedule of all executed Equity Pledge Agreement adopting the same form	F-1/A	333-267367	10.6	10/31/2022
4.5	English Translation of the form of Call Option Agreement by and among Tianyu, Shengfeng Logistics, and shareholders of Shengfeng Logistics dated January 7, 2021, as currently in effect, and a schedule of all executed Call Option Agreement adopting the same form	F-1/A	333-267367	10.7	10/31/2022
4.6	English Translation of the form of Spousal Consent granted by the spouse of each individual shareholder of Shengfeng Logistics, as currently in effect, and a schedule of all executed Spousal Consents adopting the same form	F-1/A	333-267367	10.8	10/31/2022
4.7	English Translation of the form of Voting Rights Proxy Agreement by and among Tianyu, Shengfeng Logistics, and shareholders of Shengfeng Logistics dated January 7, 2021, as currently in effect, and a schedule of all executed Voting Rights Proxy Agreement adopting the same form	F-1/A	333-267367	10.9	10/31/2022
4.8	English Translation of the form of Freight Transportation Agreement between the Registrant and its Clients	F-1/A	333-267367	10.10	10/31/2022
4.9	English Translation of the form of Warehouse Service Contract between the Registrant and its Cloud Storage Service Clients	F-1/A	333-267367	10.11	10/31/2022
4.10	English Translation of the form of Freight Transportation Contract between the Registrant and its Transportation Providers	F-1/A	333-267367	10.12	10/31/2022

4.11	English Translation of the form of House (Warehouse) / Site Lease Contract	F-1/A	333-267367	10.13	11/25/2022
4.12	English Translation of the Road Freight Transportation Cooperation Agreement by and between Shengfeng Logistics and Hubei Luge Logistics Co., Ltd. dated June 30, 2019	F-1/A	333-267367	10.14	10/31/2022
4.13	English Translation of the Road Freight Transportation Platform Cooperation Agreement by and between Shengfeng Logistics and Hefei Weitian Yuntong Information Technology Co., Ltd. dated September 24, 2025					*
4.14	English Translation of form of the Fixed Asset Loan Agreement by and between Shengfeng Logistics and Bank of China Co., Ltd dated December 7, 2023	20-F	001-41674	4.14	3/28/2025
4.15	English Translation of form of the Working Capital Loan Agreement by and between Shengfeng Logistics and Xiamen International Bank Co., Ltd.					*
4.16	English Translation of form of the Working Capital Loan Agreement by and between Shengfeng Logistics and Bank of China Co., Ltd.					*
4.17	English Translation of form of the Credit Facility Agreement by and between Shengfeng Logistics and China Merchant Bank.					*
4.18	English Translation of form of the Working Capital Loan Agreement by and between Shengfeng Logistics and Industrial and Commercial Bank of China Co., Ltd.					*
4.19	English Translation of form of the Credit Facility Agreement by and between Shengfeng Logistics and Haixia Bank of Fujian Co., Ltd.					*
4.20	English Translation of form of the Working Capital Loan Agreement by and between Shengfeng Logistics and Industrial Bank Co., Ltd.					*
4.21	English Translation of form of the Working Capital Loan Agreement by and between Shengfeng Logistics and Postal Savings Bank of China Co., Ltd.					*
4.22	English Translation of form of Shengfeng Building Lease Contract by and between Shengfeng Logistics and Fuzhou Tianyu Shengfeng Industrial Co., Ltd. dated November 1, 2024	20-F	001-41674	4.22	3/28/2025
8.1	List of subsidiaries of the Registrant					*
11.1	Code of Business Conduct and Ethics of the Registrant	F-1/A	333-267367	99.1	10/31/2022
11.2	Insider Trading Policy of the Registrant					*
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					**
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					**
97.1	Compensation Recovery Policy of the Registrant	20-F	001-41674	97.1	3/29/2024
99.1	Director’s Offer Letter of Guoping Zheng	6-K	001-41674	99.2	6/3/2025
99.1	Director’s Offer Letter of Jin Wang	6-K	001-41674	99.1	6/3/2025
101	The following financial statements from the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income (Loss), (iii) Consolidated Statements of Changes in Shareholders’ Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags					*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)					*

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Shengfeng Development Limited

	By:	/s/ Yongxu Liu
Yongxu Liu
Chief Executive Officer, President, Director, and Chairman
(Principal Executive Officer)

Date: March 27, 2026

SHENGFENG DEVELOPMENT LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Shengfeng Development Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Shengfeng Development Limited (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of income and comprehensive income, change in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

New York, New York

March 27, 2026

SHENGFENG DEVELOPMENT LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

	As of December 31, 2025	As of December 31, 2024
Assets
Current Assets:
Cash and cash equivalents	$35,290	$34,668
Restricted cash	3,278	5,545
Notes receivable	7,414	7,340
Accounts receivable, net	136,264	127,300
Prepayments and other current assets, net	22,189	29,684
Due from related parties	12,158	701
Total Current Assets	216,593	205,238

Property and equipment, net	70,094	59,968
Intangible assets, net	11,213	11,413
Operating lease right-of-use assets, net	5,720	9,918
Long-term investments	8,873	1,900
Deposits for investment	9,177	10,573
Deferred tax assets	1,313	1,434
Other non-current assets	23,984	9,686
Total Assets	$346,967	$310,130

Liabilities and Equity

Liabilities
Current Liabilities
Notes payable	$9,248	$14,907
Accounts payable	89,642	88,734
Short-term bank loans	44,652	39,401
Long-term bank loans, current	2,769	-
Due to related parties	1,830	1,687
Salary and welfare payables	5,554	3,047
Accrued expenses and other current liabilities	10,099	7,673
Operating lease liabilities, current	2,669	4,218
Tax payables	4,150	3,017
Total Current Liabilities	170,613	162,684

Long-term bank loans	33,832	16,390
Operating lease liabilities, non-current	2,156	4,719
Deferred tax liabilities	247	53
Other non-current liabilities	1,256	2,838
Total Liabilities	208,104	186,684

Commitments and Contingencies

Equity
Class A Ordinary share, $0.0001 par value, 400,000,000 shares authorized; 40,617,513 shares issued and outstanding as of December 31, 2025 and 2024	4	4
Class B Ordinary share, $0.0001 par value, 100,000,000 shares authorized; 41,880,000 shares issued and outstanding as of December 31, 2025 and 2024	4	4
Additional paid-in capital	83,762	83,762
Statutory reserves	7,311	5,959
Retained earnings	47,036	36,462
Accumulated other comprehensive loss	(6,200)	(9,047)
Total Shengfeng Development Limited’s Shareholders’ Equity	131,917	117,144

Non-controlling Interests	6,946	6,302
Total Equity	138,863	123,446
Total Liabilities and Equity	$346,967	$310,130

The accompanying notes are an integral part of these consolidated financial statements.

SHENGFENG DEVELOPMENT LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

	Years ended December 31,
	2025	2024	2023
Revenues
Transportation	$554,761	$484,754	$383,211
Warehouse storage management service	14,258	16,432	18,160
Others	3,459	2,972	2,750
Total revenues	572,478	504,158	404,121

Cost of revenues	(519,390)	(457,874)	(357,615)
Gross profit	53,088	46,284	46,506

Operating expenses
Selling and marketing	(5,999)	(5,964)	(6,688)
General and administrative	(30,209)	(25,654)	(25,912)
Total operating expenses	(36,208)	(31,618)	(32,600)
Income from operations	16,880	14,666	13,906

Other income (expense)
Interest income	255	159	126
Interest expense	(2,736)	(1,972)	(1,775)
Other (expense) income, net	(143)	(360)	371
Income before income taxes	14,256	12,493	12,628

Provision for income taxes	(2,047)	(1,666)	(2,320)
Net income	12,209	10,827	10,308

Less: income (loss) attributable to non-controlling interests	283	(51)	14
Net income attributable to Shengfeng Development Limited’s shareholders	$11,926	$10,878	$10,294

Comprehensive income
Net income	12,209	10,827	10,308
Foreign currency translation adjustments	2,998	(1,764)	(1,824)
Total comprehensive income	15,207	9,063	8,484

Less: comprehensive income (loss) attributable to non-controlling interests	434	(134)	(53)
Total comprehensive income attributable to Shengfeng Development Limited	$14,773	$9,197	$8,537

Weighted average shares outstanding used in calculating basic and diluted earnings per share:
Class A and Class B ordinary shares - Basic and diluted	82,497,513	82,497,513	81,806,660

Earnings per share
Class A and Class B ordinary shares - Basic and diluted	$0.14	$0.13	$0.13

The accompanying notes are an integral part of these consolidated financial statements.

SHENGFENG DEVELOPMENT LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

	Class A Ordinary Shares ($0.0001 par value)		Class B Ordinary Shares ($0.0001 par value)		Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Non- controlling	Total
	Shares	Amount	Shares	Amount	capital	reserves	earnings	loss	interests	equity
Balance as of December 31, 2022	38,120,000	$4	41,880,000	$4	$75,575	$3,974	$17,275	$(5,609)	$3,863	$95,086
Net income	-	-	-	-	-	-	10,294	-	14	10,308
Currency translation adjustments	-	-	-	-	-	-	-	(1,757)	(67)	(1,824)
Capital contribution from non-controlling shareholders	-	-	-	-	-	-	-	-	556	556
Appropriations to statutory reserves	-	-	-	-	-	880	(880)	-	-	-
Net proceeds from initial public offering-shares	2,400,000	-	-	-	7,819	-	-	-	-	7,819
Net proceeds from initial public offering - warrants	-	-	-	-	368	-	-	-	-	368
Shares issued for warrants exercised	97,513	-	-	-	-	-	-	-	-	-
Balance as of December 31, 2023	40,617,513	$4	41,880,000	$4	$83,762	$4,854	$26,689	$(7,366)	$4,366	$112,313
Net income (loss)	-	-	-	-	-	-	10,878	-	(51)	10,827
Currency translation adjustments	-	-	-	-	-	-	-	(1,681)	(83)	(1,764)
Capital contribution from non-controlling shareholders	-	-	-	-	-	-	-	-	2,070	2,070
Appropriations to statutory reserves	-	-	-	-	-	1,105	(1,105)	-	-	-
Balance as of December 31, 2024	40,617,513	$4	41,880,000	$4	$83,762	$5,959	$36,462	$(9,047)	$6,302	$123,446
Net income	-	-	-	-	-	-	11,926	-	283	12,209
Appropriations to statutory reserves	-	-	-	-	-	1,352	(1,352)	-	-	-
Capital contribution from non-controlling shareholders	-	-	-	-	-	-	-	-	238	238
Dividend to non-controlling shareholders	-	-	-	-	-	-	-	-	(28)	(28)
Foreign currency translation adjustments	-		-	-	-	-	-	2,847	151	2,998
Balance as of December 31, 2025	40,617,513	$4	41,880,000	$4	$83,762	$7,311	$47,036	$(6,200)	$6,946	$138,863

The accompanying notes are an integral part of these consolidated financial statements.

SHENGFENG DEVELOPMENT LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

	Years Ended December 31,
	2025	2024	2023
Cash flows from operating activities:
Net income	$12,209	$10,827	$10,308
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	6,427	6,355	6,446
Amortization of operating lease expense	4,604	6,581	9,337
Amortization of intangible assets	452	652	591
(Recovery of) provision for credit losses	(95)	88	566
Loss (income) from equity method investment	41	(15)	(19)
(Gain) loss on disposal of property and equipment	(57)	315	(283)
(Gain) loss from disposal of subsidiaries	-	(8)	90
Deferred income taxes	341	589	1,524
Changes in operating assets and liabilities:
Notes receivable	(111)	(724)	(682)
Accounts receivable	(5,782)	(31,241)	(10,734)
Prepayments and other current assets	3,300	4,823	3,450
Due from related parties	(4,407)	(626)	(40)
Other non-current assets	945	2,939	(3,670)
Accounts payable	(1,089)	29,313	4,509
Due to related parties	(6)	8	(80)
Salary and welfare payable	2,400	(1,536)	1,457
Accrued expenses and other current liabilities	1,997	(8,220)	177
Operating lease liabilities	(4,497)	(6,769)	(9,417)
Tax payables	1,048	779	105
Other non-current liabilities	(1,621)	880	500
Net cash provided by operating activities	16,099	15,010	14,135

Cash flows from investing activities:
Investments deposit refund	1,610	6,810	5,676
Investments deposit	-	(9,057)	-
Purchase of long-term investments	(6,160)	-	-
Loan to a related party	(2,800)	-	-
Loan to third parties	(11,354)	(5,757)	-
Loan repaid from a third party	-	2,808	-
Purchase of intangible assets	-	(9,096)	(17,932)
Purchase of property and equipment	(18,979)	(29,465)	(10,780)
Proceeds from disposal of property and equipment	255	1,332	1,212
Proceeds from disposal of subsidiaries	-	9,656	51
Consideration deposit received from third parties	-	140	2,838
Dividend received from investment	-	-	114
Net cash used in investing activities	(37,428)	(32,629)	(18,821)

Cash flows from financing activities:
Proceeds from initial public offering	-	-	8,547
Proceeds from notes payable	9,114	34,003	8,515
Repayments of notes payable	(15,016)	(27,381)	(2,022)
Proceeds from short-term bank loans	54,439	50,301	37,876
Repayments of short-term bank loans	(50,152)	(46,464)	(48,661)
Proceeds from long-term bank loans	19,522	16,543	-
Due to related parties	110	-	(600)
Capital contribution from non-controlling shareholders	238	2,070	556
Dividend to non-controlling shareholders	(28)	-	-
Payment of deferred issuance costs	-	-	(279)
Loans from third parties	1,190	-	-
Repayment to a third party	(600)	-	-
Advance from a third-party	-	-	7,237
Net cash provided by financing activities	18,817	29,072	11,169

Effects of exchange rate changes on cash, cash equivalents and restricted cash	867	(533)	(558)

Net (decrease) increase in cash, cash equivalents and restricted cash	(1,645)	10,920	5,925

Cash, cash equivalents and restricted cash, beginning of year	40,213	29,293	23,368

Cash, cash equivalents and restricted cash, end of year	$38,568	$40,213	$29,293

Supplemental cash flow information:
Cash paid for income tax	$1,456	$589	$634
Cash paid for interest	$2,349	$1,924	$1,775

Non-cash transaction in investing and financing activities:
Liabilities (settled) incurred for purchase of property and equipment	$(362)	$344	$(387)
Operating lease right-of-use assets extinguished in exchange for operating lease liabilities	$(181)	$(2,115)	$(1,347)
Disposition consideration settled by long-term investment	$700	$-	$-
Reclassification of deferred issuance costs	$-	$-	$81

Reconciliation to amount on consolidated balance sheets:
Cash and cash equivalents	$35,290	$34,668	$26,725
Restricted cash	3,278	5,545	2,568
Total cash, cash equivalents and restricted cash	$38,568	$40,213	$29,293

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

The Company, through its variable interest entity (“VIE”), Shengfeng Logistics Group Co., Ltd. (“Shengfeng VIE” or “VIE”), and its subsidiaries, operates as a transportation and warehouse storage management services provider in the PRC. Shengfeng VIE was incorporated on December 7, 2001 under the laws of the PRC. Paid-in capital of Shengfeng VIE was approximately $27.2 million (approximately RMB189.7 million) as of December 31, 2025.

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

As of December 31, 2025, the accompanying consolidated financial statements reflect the activities of the Company and each of the following entities, including its WFOE and VIE:

No.	Name of subsidiaries	Place of incorporation	Date of incorporation or acquisition	Percentage of direct or indirect	Principal activities
1	Shengfeng Holding Limited (“Shengfeng HK”)	Hong Kong	August 18, 2020	100%	Investment holding of Tianyu
2	Tianyu Shengfeng Logistics Group Co., Ltd. (“Tianyu”, formerly known as “Fujian Tianyu Shengfeng Logistics Co., Ltd “)	Fujian, the PRC	December 16, 2020	100%	Investment holding of Shengfeng VIE
3	Singularity Digital Technology Co., Ltd.	Cayman Islands	September 12, 2025	100%	Software and technology consulting
4	Shengfeng (Viet Nam) International Supply Chain CO., Ltd.	Vietnam	November 26, 2025	100%	Transportation and warehouse storage management service
	VIE and VIE’s subsidiaries:
5	Shengfeng Logistics Group Co., Ltd. (“Shengfeng VIE” or “Shengfeng Logistics”)	Fujian, the PRC	December 7, 2001	100%	Transportation and warehouse storage management service
6	Fuqing Shengfeng Logistics Co., Ltd.	Fujian, the PRC	April 15, 2011	100%	Transportation and warehouse storage management service
7	Xiamen Shengfeng Logistics Co., Ltd.	Fujian, the PRC	December 22, 2011	100%	Transportation and warehouse storage management service

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

1.	ORGANIZATION AND NATURE OF OPERATIONS (CONTINUED)

No.	Name of subsidiaries	Place of incorporation	Date of incorporation or acquisition	Percentage of direct or indirect	Principal activities
8	Guangdong Shengfeng Logistics Co., Ltd.	Guangdong, the PRC	December 30, 2011	100%	Transportation and warehouse storage management service
9	Hainan Shengfeng Supply Chain Management Co., Ltd.	Hainan, the PRC	August 18, 2020	51%	Transportation and warehouse storage management service
10	Beijing Tianyushengfeng E-commerce Technology Co., Ltd.	Beijing, the PRC	January 9, 2004	100%	Transportation and warehouse storage management service
11	Beijing Shengfeng Supply Chain Management Co., Ltd.	Beijing, the PRC	April 13, 2016	100%	Transportation and warehouse storage management service
12	Shengfeng Logistics (Guizhou) Co., Ltd.	Guizhou, the PRC	August 15, 2017	100%	Transportation and warehouse storage management service
13	Shengfeng Logistics (Tianjin) Co., Ltd.	Tianjin, the PRC	March 8, 2016	100%	Transportation and warehouse storage management service
14	Shengfeng Logistics (Shandong) Co., Ltd.	Shandong, the PRC	March 15, 2016	100%	Transportation and warehouse storage management service
15	Shengfeng Logistics Hebei Co., Ltd.	Hebei, the PRC	February 17, 2016	100%	Transportation and warehouse storage management service
16	Shengfeng Logistics (Henan) Co., Ltd.	Henan, the PRC	March 28, 2016	100%	Transportation and warehouse storage management service
17	Shengfeng Logistics (Liaoning) Co., Ltd.	Liaoning, the PRC	March 2, 2016	100%	Transportation and warehouse storage management service
18	Shengfeng Logistics (Yunnan) Co., Ltd.	Yunnan, the PRC	January 25, 2016	100%	Transportation and warehouse storage management service
19	Shengfeng Logistics (Guangxi) Co., Ltd.	Guangxi, the PRC	February 1, 2016	100%	Transportation and warehouse storage management service
20	Hubei Shengfeng Logistics Co., Ltd.	Hubei, the PRC	December 15, 2010	100%	Transportation and warehouse storage management service
21	Shengfeng Logistics Group (Shanghai) Supply Chain Management Co., Ltd.	Shanghai, the PRC	August 26, 2015	100%	Transportation and warehouse storage management service
22	Shanghai Shengxu Logistics Co., Ltd.	Shanghai, the PRC	June 4, 2003	100%	Transportation and warehouse storage management service
23	Hangzhou Shengfeng Logistics Co., Ltd.	Zhejiang, the PRC	June 10, 2010	100%	Transportation and warehouse storage management service

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

1.	ORGANIZATION AND NATURE OF OPERATIONS (CONTINUED)

No.	Name of subsidiaries	Place of incorporation	Date of incorporation or acquisition	Percentage of direct or indirect	Principal activities
24	Nanjing Shengfeng Logistics Co., Ltd.	Jiangsu, the PRC	August 30, 2011	100%	Transportation and warehouse storage management service
25	Suzhou Shengfeng Logistics Co., Ltd.	Jiangsu, the PRC	January 14, 2005	90%	Transportation and warehouse storage management service
26	Suzhou Shengfeng Supply Chain Management Co., Ltd.	Jiangsu, the PRC	August 9, 2019	100%	Transportation and warehouse storage management service
27	Shengfeng Supply Chain Management Co., Ltd.	Fujian, the PRC	June 19, 2014	100%	Transportation and warehouse storage management service
28	Fuzhou Shengfeng Transportation Co., Ltd.	Fujian, the PRC	April 18, 2019	100%	Transportation and warehouse storage management service
29	Sichuan Shengfeng Logistics Co., Ltd.	Sichuan, the PRC	June 27, 2019	100%	Transportation and warehouse storage management service
30	Fujian Shengfeng Logistics Co., Ltd.	Fujian, the PRC	April 2, 2020	100%	Transportation and warehouse storage management service
31	Fujian Dafengche Information Technology Co. Ltd.	Fujian, the PRC	August 26, 2020	100%	Software engineering
32	Ningde Shengfeng Logistics Co. Ltd.	Fujian, the PRC	November 12, 2018	51%	Transportation and warehouse storage management service
33	Shengfeng Logistics (Zhejiang) Co., Ltd.	Zhejiang, the PRC	February 1, 2021	100%	Transportation and warehouse storage management service
34	Chengdu Shengfeng Supply Chain Management Co., Ltd.	Chengdu, the PRC	October 12, 2021	100%	Supply chain management service
35	Shengfeng Logistics Group (Ningde) Supply Chain Management Co., Ltd.	Fujian, the PRC	September 23, 2022	100%	Supply chain management service
36	Anhui Shengfeng Supply Chain Management Co., Ltd.	Anhui, the PRC	November 29, 2023	100%	Transportation and warehouse storage management service
37	Shenzhen Tianyu Shengfeng Supply Chain Management Co., Ltd.	Guangdong, the PRC	May 19, 2023	100%	Transportation and supply chain management service
38	Ningbo Shengfeng Supply Chain Co., Ltd.	Zhejiang, the PRC	April 16, 2024	100%	Transportation and warehouse storage management service
39	Qingdao Shengfeng Supply Chain Co., Ltd.	Shandong, the PRC	April 22, 2024	100%	Transportation and warehouse storage management service
40	Zhongshan Shengfeng Supply Chain Management Co., Ltd.	Guangdong, the PRC	May 15, 2024	100%	Transportation and warehouse storage management service

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

1.	ORGANIZATION AND NATURE OF OPERATIONS (CONTINUED)

No.	Name of subsidiaries	Place of incorporation	Date of incorporation or acquisition	Percentage of direct or indirect	Principal activities
41	Hunan Shengfeng Supply Chain Management Co., Ltd.	Hunan, the PRC	May 23, 2024	100%	Transportation and warehouse storage management service
42	Jiangxi Shengfeng Supply Chain Management Co., Ltd.	Jiangxi, the PRC	May 24, 2024	100%	Transportation and warehouse storage management service
43	Dongguan Shengfeng Supply Chain Management Co., Ltd.	Guangdong, the PRC	July 7, 2024	100%	Transportation and warehouse storage management service
44	Langfang Shengfeng Logistics Co., Ltd.	Hebei, the PRC	August 27, 2024	100%	Transportation and warehouse storage management service
45	Liaoning Tianyu Changsheng Supply Chain Management Co., Ltd.	Liaoning, the PRC	October 16, 2024	66%	Transportation and warehouse storage management service
46	Chongqing Tianyu Shengfeng Supply Chain Management Co., Ltd.	Chongqing, the PRC	October 21, 2024	100%	Transportation and supply chain management service
47	Fujian Shengfeng Fulai Low Altitude Comprehensive Service Co., Ltd.	Fujian, the PRC	November 7, 2024	51%	Transportation and cargo packaging service
48	Fujian Shengfeng Zhuoyue Shipping Engineering Technology Co., Ltd.	Fujian, the PRC	December 9, 2024	51%	Technical services and development
49	Zhangzhou Shengfeng Logistics Co., Ltd.	Fujian, the PRC	May 14, 2025	100%	Transportation and warehouse storage management service
50	Luoyang Shengfeng Supply Chain Management Co., Ltd.	Luoyang, the PRC	August 1, 2025	100%	Transportation and warehouse storage management service
51	Heilongjiang Shengfeng Supply Chain Management Co., Ltd.	Heilongjiang, the PRC	September 26, 2025	100%	Transportation and warehouse storage management service
	Significant subsidiaries of Tianyu:
52	Yichun Shengfeng Logistics Co., Ltd.	Jiangxi, the PRC	December 1, 2022	100%	Transportation and warehouse storage management service
53	Hubei Tianyu Shengfeng Logistics Co., Ltd.	Hubei, the PRC	November 14, 2023	100%	Transportation and supply chain management service

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

1.	ORGANIZATION AND NATURE OF OPERATIONS (CONTINUED)

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

Variable Interest Entities (continued)

The Company’s total assets and liabilities presented in the accompanying consolidated financial statements represent substantially all of the total assets and liabilities of the VIE because the other entities in the consolidation are non-operating holding entities with nominal assets and liabilities. The following financial statement amounts and balances of the VIE were included in the accompanying audited consolidated financial statements for the years ended December 31, 2025, 2024 and 2023, respectively:

	As of December 31, 2025	As of December 31, 2024
Assets
Current Assets:
Cash and cash equivalents	$33,692	$34,318
Restricted cash	3,278	5,545
Notes receivable	7,414	7,309
Accounts receivable, net	135,941	126,467
Due from related parties	11,686	662
Prepayments and other current assets, net	20,808	28,912
Total Current Assets	212,819	203,213

Property and equipment, net	68,491	57,827
Intangible assets, net	11,213	11,413
Operating lease right-of-use assets, net	5,638	9,827
Long-term investments	8,852	1,900
Deposits for investment	9,177	10,573
Deferred tax assets	1,301	1,396
Other non-current assets	23,984	9,623
Total Assets	$341,475	$305,772

Liabilities and Equity

Current Liabilities
Notes payable	$9,248	$14,907
Accounts payable	92,916	91,936
Short-term bank loans	44,652	39,401
Long-term bank loans, current	2,769	-
Due to related parties	1,720	1,687
Salary and welfare payables	5,507	3,017
Accrued expenses and other current liabilities	9,242	7,508
Operating lease liabilities, current	2,655	4,218
Tax payables	4,131	2,994
Total Current Liabilities	172,840	165,668

Long-term bank loans	33,832	16,390
Operating lease liabilities, non-current	2,094	4,649
Deferred tax liabilities	247	49
Other non-current liabilities	1,256	2,838
Total Liabilities	210,269	189,594

Net assets	$131,206	$116,178

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Variable Interest Entities (continued)

	Years Ended December 31,
	2025	2024	2023
Total revenues	$563,780	$498,122	$401,825
Cost of revenues	$(512,057)	$(453,365)	$(355,662)
Income from operations	$16,724	$14,450	$14,420
Net income	$11,984	$10,490	$10,828

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

Translation adjustments included in accumulated other comprehensive loss amounted to $6,200 and $9,047 as of December 31, 2025 and 2024, respectively. The balance sheet amounts, with the exception of shareholders’ equity, at December 31, 2025 and 2024 were translated at RMB7.0288 and RMB7.1884, respectively. The shareholders’ equity accounts were stated at their historical rates. The average translation rates applied to the statements of income accounts for the years ended December 31, 2025, 2024 and 2023 were RMB7.1429, RMB7.1217 and RMB7.0467 to $1.00 respectively. Cash flows are also translated at average translation rates for the periods; therefore, amounts reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Cash and cash equivalents

Cash and cash equivalents represent demand deposits placed with banks or other financial institutions, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less and are readily convertible to known amounts of cash. The Company maintains most of its bank accounts in the mainland of China. Cash balances in bank accounts in mainland China are insured by the People’s Bank of China Financial Stability Department (“FSD”) while there is a RMB500,000 deposit insurance limit for a legal entity’s aggregated balance at each bank. As of December 31, 2025 and 2024, the Company had approximately $35.3 million and $34.7 million, respectively, of cash in banks, most held in the banks located in the mainland of China. Most of cash balance as of December 31, 2025 and 2024 are denominated in RMB.

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

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, prepayments and other current assets, due from related parties, accounts payable, due to related parties, short-term bank loans, salary and welfare payables, accrued expenses and other current liabilities, current operating lease liabilities and taxes payable, approximates their recorded values due to their short-term maturities. The carrying value of long-term lease liabilities approximated its fair value as of December 31, 2025 and 2024 as the interest rates applied reflect the current market yield for comparable financial instruments.

Notes receivable

Notes receivable represents trade accounts receivable due from various customers where the customers’ banks have guaranteed the payments. The notes are non-interest bearing and normally paid within three to twelve months. The Company has the ability to submit request for payment to the customer’s bank earlier than the scheduled payment date but will incur an interest charge and a processing fee. As of December 31, 2025 and 2024, no notes were pledged for the Company’s notes payable.

Accounts receivable, net

Accounts receivable are recognized in the period when the Company has provided services to its customers and when its right to consideration is unconditional. On January 1, 2023, the Company adopted ASU 2016-13, “Financial Instruments — Credit Losses (Accounting Standards Codification (“ASC” Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”). ASC 326 introduces an approach based on expected losses to estimate the allowance for doubtful accounts, which replaces the previous incurred loss impairment model. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements. The Company’s estimation of allowance for credit losses considers factors such as historical credit loss experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, as well as an assessment of receivables due from specific identifiable counterparties to determine whether these receivables are considered at risk or uncollectible. The Company evaluates its accounts receivable for expected credit losses on a regular basis. The Company maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Company considers factors in assessing the collectability of its receivables, such as the age of the amounts due, the customer’s payment history, credit-worthiness and other specific circumstances related to the accounts. The Company adjusts the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Company also makes specific allowance in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted. The allowance for credit losses was approximately $2.9 million and $3.0 million as of December 31, 2025 and 2024, respectively.

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Prepayments and other assets, net

Prepayment and other assets primarily consist of VAT recoverable, advances to vendors for purchasing goods, long-lived assets or services that have not been received or provided, advances to employees, security deposits made to customers and advances to employees. Prepayment and other assets are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability and recoverability of the advance become doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. The allowance is also based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. The allowance for credit losses for prepayments and other assets were approximately $0.5 million and $0.6 million as of December 31, 2025 and 2024, respectively.

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

Impairment of long-lived assets

The Company evaluates its long-lived assets, including property and equipment and intangibles with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Company evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. The adjusted carrying amount of the assets become new cost basis and are depreciated over the assets’ remaining useful lives. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Given no events or changes in circumstances indicating the carrying amount of long-lived assets may not be recovered through the related future net cash flows, the Company did not recognize any impairment loss on long-lived assets for the years ended December 31, 2025, 2024 and 2023.

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

Warehouse storage management services

The Company derives revenue from the warehouse storage management service provided to third-party companies, including handling services, security and other services. Generally, the Company’s contracts provide the customer an integrated service. The transaction price is based on the fixed price or determinable amount specified in the contract with the customer. For these contracts, the Company does not consider the services to be distinct within the context of the contract when the separate scopes of work combine into a single commercial objective or capability for the customer. Accordingly, the Company generally identifies one performance obligation in its contracts, which is a series of distinct services that remain substantially the same over time and possess the same pattern of transfer. Revenue is recognized based on the Company’s right to invoice using the series guidance over the period in which services are provided and invoicing is representative of the value of service being delivered.

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (continued)

Principal and Agent Considerations

In the Company’s transportation business, the Company utilizes independent contractors and third-party carriers in the performances of some transportation services as and when needed. GAAP requires us to evaluate, using a control model, whether the Company itself promises to provide services to the customers (as a principal) or to arrange for services to be provided by another party (as an agent). The Company has the primary obligation to fulfill the performance obligations and controls the services. The Company also bears the risk of payment to another party carriers and establishes the contract price directly with its customers based on the services requested in the statement of work. Based on the Company’s evaluation using a control model, the Company determined that in all of its major business activities, it serves as a principal rather than an agent within their revenue arrangements. Revenue and the associated purchased transportation costs are both reported on a gross basis within the consolidated statements of income and comprehensive income.

Contract liabilities

A contract liability is recognized when a payment is received or a payment is due (whichever is earlier) from a customer before the Company transfers the related services. Contract liabilities are recognized as revenue when the Company performs under the contract. Revenue recognized that was included in contract liabilities at the beginning of the year was approximately $1.0 million, $0.8 million and $0.8 million for the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025 and 2024, contract liabilities amounted to approximately $1.4 million and $1.6 million, respectively, were included in “accrued expenses and other current liabilities.”

Disaggregated information of revenues by services:

	Years Ended December 31,
	2025	2024	2023
Revenues:
Transportation	$554,761	$484,754	$383,211
Warehouse storage management service	14,258	16,432	18,160
Others	3,459	2,972	2,750
Total revenues	$572,478	$504,158	$404,121

Disaggregated information of revenues by the timing of transfer of services:

	Years Ended December 31,
	2025	2024	2023

Revenue recognized at a point in time (transportation services)	$554,761	$484,754	$383,211
Revenue recognized over time (warehouse storage management services and others revenues)	17,717	19,404	20,910
Total revenues	$572,478	$504,158	$404,121

As of December 31, 2025 and 2024, the Company had outstanding contracts for providing transportation, warehouse storage management services and others amounting to approximately $0.4 million and $0.5 million, all of which is expected to be completed within 12 months from December 31, 2025 and 2024, respectively.

The Company’s operations are primarily based in the PRC, where the Company derived a substantial portion of revenues. Disaggregated information of revenues by geographic locations are as follows:

	Years Ended December 31
	2025	2024	2023
Fujian	$434,998	$362,620	$267,393
Beijing	27,707	30,721	29,110
Liaoning	19,150	9,106	8,817
Zhejiang	15,068	18,297	15,448
Guangdong	11,619	14,343	14,130
Others	63,936	69,071	69,223
Total	$572,478	$504,158	$404,121

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Government Subsidies

The Company’s PRC based subsidiaries received government subsidies from certain local governments. The Company’s government subsidies consisted of specific subsidies and other subsidies. Specific subsidies are subsidies that the local government has provided for a specific purpose, such as truck station subsidies. Other subsidies are the subsidies that the local government has not specified its purpose for and are not tied to future trends or performance of the Company; receipt of such subsidy income is not contingent upon any further actions or performance of the Company and the amounts do not have to be refunded under any circumstances. The Company recorded specific subsidies as accrued expenses and other current liabilities when received. For specific subsidies, they are recognized as other income on a straight-line method within the useful life of relevant assets. Other subsidies are recognized as other income which is included in the consolidated statements of income upon receipt as further performance by the Company is not required. The government subsidies were approximately $0.2 million, $0.2 million and $0.2 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Advertising expenses

Advertising expenditures are expensed as incurred and such expenses were included as part of selling and marketing expenses. For the years ended December 31, 2025, 2024 and 2023, the advertising expenses amounted to approximately $0.1 million, $0.1 million and $0.1 million, respectively.

Employee defined contribution plan

Full-time employees of the Company in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to them. Chinese labor regulations require that the Company make contributions to the government for these benefits based on government prescribed percentage of the employee’s salaries. The Company has no legal obligation for the benefits beyond the contributions. The total amount was expensed as incurred. For the years ended December 31, 2025, 2024 and 2023, employee welfare contribution expenses amounted to approximately $3.0 million, $2.3 million and $2.5 million, respectively.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2025, 2024 and 2023. According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100. In the case of transfer pricing issues, the statute of limitation is 10 years.

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

Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of equity but are excluded from net income. Other comprehensive income (loss) consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its functional currencies.

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

The rights, including the liquidation and dividend rights, of the holders of the Company’s Class A and Class B Ordinary Shares are identical, except with respect to voting and conversion rights. Each Class A Ordinary Share is entitled to one vote; and each Class B Ordinary Share is entitled to ten votes and is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis. For the years ended December 31, 2025, 2024 and 2023, the net earnings per share amounts are the same for Class A and Class B Ordinary Shares because the holders of each class are entitled to equal per share dividends or distributions in liquidation.

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

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. As of December 31, 2025 and 2024, approximately $38.6 million and $40.2 million were deposited with financial institutions located in the PRC, respectively, where there is a RMB500,000 deposit insurance limit for a legal entity’s aggregated balance at each bank. As a result, the amounts not covered by deposit insurance were approximately $35.8 million and $37.7 million as of December 31, 2025 and 2024, respectively.

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

Risks and Concentration (continued)

Shengfeng WFOE and its subsidiaries, Shengfeng VIE and its subsidiaries (collectively “Shengfeng PRC entities”), the functional currency is the RMB, and the Company’s consolidated financial statements are presented in U.S. dollars. The RMB appreciated by 2.22% in the year ended December 31, 2025 and depreciated by 1.49% in the year ended December 31, 2024. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect its financial results reported in the U.S. dollar terms without giving effect to any underlying changes in its business or results of operations. Currently, the Company’s assets, liabilities, revenues and costs are denominated in RMB.

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

For the year ended December 31, 2025, Hubei LuGe Logistics Co., Ltd. contributed approximately 18.4% of total cost of revenues of the Company and Zhongbao Zhiyun (Huadian) Logistics Technology Co., Ltd. contributed approximately 18.1% of total cost of revenues of the Company.

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

As of December 31, 2025 and 2024, no customers accounted more than 10% of the account receivables.

As of December 31, 2025, Zhongbao Zhiyun (Huadian) Logistics Technology Co., Ltd. contributed approximately 10.1% of total account payable balances. As of December 31, 2024, Hubei LuGe Logistics Co., Ltd. contributed approximately 10.9% of total account payable balances and Jilin Baoqi Smart Logistics Industry Center Co., Ltd. contributed approximately 10.8% of total account payable balances.

d)	The VIE risk

Under the Contractual Agreements with the consolidated the VIE, the Company has the power to direct activities of the consolidated the VIE and the VIE’s subsidiaries through the Company’s PRC subsidiary, and can have assets transferred freely out of the consolidated the VIE and the VIE’s subsidiaries without restrictions. Therefore, the Company considers that there is no asset of the consolidated the VIE that can only be used to settle obligations of the respective consolidated the VIE, except for the registered capital of the consolidated the VIE amounting to approximately $27.2 million as of December 31, 2025 and 2024. Since the consolidated the VIE and the VIE’s subsidiaries are incorporated as limited liability companies under the PRC Law, creditors of the consolidated the VIE and the VIE’s subsidiaries do not have recourse to the general credit of the Company.

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

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Group’s business segments. The Company’s long-lived assets are all located in the PRC and substantially all of the Company’s revenues are derived from the PRC. Therefore, no geographical segments are presented. The Group uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s the chief operating decision maker (CODM) for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. The Company’s chief operating decision-maker (“CODM”) has been identified as its Chief Executive Officer. The Company’s CODM relies upon the consolidated results of operations as a whole when making decisions about allocating resources and assessing the performance of the Company. As a result of the assessment made by CODM, the Company has only one reportable segment as defined by ASC 280. The single reportable segment contains Transportation, Warehouse storage management service and Others. The Company has concluded that consolidated net income is the measure of segment profitability. The Company does not distinguish between markets or segments for the purpose of internal reporting. Within the information provided, the CODM specifically reviews employee compensation and benefits expenses, which are a significant segment expense, as this represents significant cost affecting the Company’s decision on how to allocate resources. Other operating expenses are reviewed in aggregate.

The following tables present summary information by segment for the years ended December 31, 2025, 2024 and 2023:

	Years ended December 31,
	2025	2024	2023
Revenues	$572,478	$504,158	$404,121
Cost of revenues	(519,390)	(457,874)	(357,615)
Gross profit	53,088	46,284	46,506

Employee compensation and benefits expenses	(25,245)	(20,697)	(22,540)
Other operating expenses	(10,963)	(10,921)	(10,060)
Income from operations	16,880	14,666	13,906

Other income (expense)	(2,624)	(2,173)	(1,278)
Income before income taxes	14,256	12,493	12,628

Provision for income taxes	(2,047)	(1,666)	(2,320)
Net income	$12,209	$10,827	$10,308

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Both early adoption and retrospective application are permitted. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statements.

In July 2025, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets. ASU 2025-05 amends ASC 326, Financial Instruments—Credit Losses, and introduces a practical expedient available for all entities and an accounting policy election available for all entities, other than public business entities, that elect the practical expedient. These changes apply to the estimation of expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue Recognition. Under the practical expedient, entities may assume that current conditions as of the balance sheet date remain unchanged for the remaining life of the asset when developing reasonable and supportable forecasts. This simplifies the estimation process for short-term financial assets. ASU 2025-05 is effective for the Company’s annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-05 should be applied on a prospective basis. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statements.

ASU 2025-06, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. In September 2025, the FASB issued this ASU to modernize the accounting for internal-use software costs, primarily by simplifying the requirements to capitalize software development costs. This update is effective beginning with the Company’s 2028 fiscal year annual reporting period, with early adoption permitted. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statements.

ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. In December 2025, the FASB issued this ASU to establish authoritative guidance on the accounting for government grants received by business entities. This update is effective beginning with the Company’s 2029 fiscal year annual reporting period, with early adoption permitted. The Company is currently evaluating the impact of this accounting standard update on its consolidated financial statements and related disclosures.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated balance sheets, consolidated statements of income and comprehensive income, changes in equity and cash flows

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

3.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31, 2025	As of December 31, 2024
Accounts receivable	$139,125	$130,345
Less: Allowance for credit losses for accounts receivable	(2,861)	(3,045)
Total	$136,264	$127,300

Movement of allowance of credit losses for accounts receivable

	Years Ended December 31,
	2025	2014	2013
Beginning balance	$3,045	$3,269	$3,115
(Recovery of) provision for credit losses	(69)	(61)	608
Written-off	(180)	(117)	(401)
Foreign currency translation adjustments	65	(46)	(53)
Ending balance	$2,861	$3,045	$3,269

4.	PREPAYMENTS AND OTHER ASSETS, NET

The prepayments and other assets, net consisted of the following:

	As of December 31, 2025	As of December 31, 2024
Deposits (a)	$12,590	$14,510
Prepayments for goods and services	4,362	3,390
VAT recoverable (b)	6,935	5,600
Prepayments and other receivables for property and equipment (c)	4,782	5,232
Loan receivable (d)	17,371	9,738
Disposal consideration (d)	-	696
Advances to employees	69	81
Others	581	696
Prepayments and other assets	46,690	39,943
Less: Allowance for credit losses for prepayments and other assets	(517)	(573)
Prepayments and other assets, net	46,173	39,370
Less: Prepayments and other current assets, net	(22,189)	(29,684)
Other non-current assets	$23,984	$9,686

(a)	Deposits represent the refundable deposits to the lessors for the leased warehouses and office space.

(b)	VAT recoverable represents the balances that the Company can utilize to deduct its value-added tax liabilities within the next 12 months.

(c)	Prepayments and other receivables for property and equipment represent mainly prepayments and other receivables for constructions of logistic stations.

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

4.	PREPAYMENTS AND OTHER ASSETS, NET (CONTINUED)

(d)

(i) On June 19, 2024, Shengfeng Supply Chain Management Co., Ltd. completed the transaction to sell 49% equity interest of Fujian Pingtan Tianyu Shengfeng Technology Co., Ltd. (“Pingtan SF”) and Pingtan SF’s subsidiary (Fujian Shengfeng Smart Technology Co., Ltd. (“SF Smart”)) to a third party for a consideration of approximately $7.0 million (RMB49.0 million). Shengfeng Supply Chain Management Co., Ltd. received approximately $6.3 million (RMB44.0 million) on December 31, 2024.

In addition, according to the agreement, Pingtan SF and Pingtan SF’s subsidiary (SF Smart) shall repay borrowing of approximately $7.0 million (RMB49.0 million) to the Company before July 30, 2024. the Company have received repayment of approximately $2.8 million (RMB20.0 million) before July 25, 2025.

On July 25, 2025, Shengfeng Supply Chain Management Co., Ltd. and the third party signed an annulment agreement, pursuant to which, the above equity transaction shall be annulled and Shengfeng Supply Chain Management Co., Ltd. agreed to loan approximately $7.0 million (RMB49.0 million) to SF Smart. As a result, Shengfeng Supply Chain Management Co., Ltd. shall refund above-mentioned consideration to this third party and the third party shall transfer the 49% equity interest of Pingtan SF back to Shengfeng Supply Chain Management Co., Ltd. As of August 15, 2025, Shengfeng Supply Chain Management Co., Ltd. had refunded above-mentioned consideration of approximately $6.3 million (RMB44.0 million) to this third party and loaned approximately $2.8 million (RMB20.0 million) to SF Smart. The third party has transferred 49% equity interest of Pingtan SF back to Shengfeng Supply Chain Management Co., Ltd.

(ii) On June 11, 2024, for the purpose of acquiring a land use right to expand the Company’s logistic business, the Company signed Memorandum of Understanding of Share Purchase Agreement (“2024 MOU”) with two shareholders of Hubei Xingqidian Supply Chain Management Co., Ltd. (“Xingqidian”, formerly named Hubei Tongzhou Information Harbor Co., Ltd.) to acquire 100% equity interest of Xingqidian, which owns land use right and constructed certain office and warehouse on such land use right. As of December 31, 2025, the Company made a loan of approximately $17.3 million (RMB121.5 million) to Xingqidian to secure the transaction and provide working capital for its further development. The loan with interest at an annual rate of 2.6%, and payable quarterly starting August 1, 2025. As of the date of this report, the share purchase transaction is not completed yet.

Movement of allowance for credit losses for prepayments and other assets

	Years Ended December 31,
	2025	2024	2023
Beginning balance	$573	$405	$454
Provisions for (recovery of) credit losses for prepayments and other assets	100	176	(42)
Written-off	(168)	-	-
Foreign currency translation adjustments	12	(8)	(7)
Ending balance	$517	$573	$405

5.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of December 31, 2025	As of December 31, 2024
Buildings	$47,491	$25,838
Office equipment	3,102	2,887
Machinery and tools	1,419	1,562
Vehicles	32,061	31,007
Leasehold improvements	6,281	5,776
Constructions in progress	20,700	28,479
Subtotal	111,054	95,549
Less: accumulated depreciation and amortization	(40,960)	(35,581)
Property and equipment, net	$70,094	$59,968

As of December 31, 2025 and 2024, property and equipment with net book value amounted to approximately $33.0 million and $16.3 million, respectively, were pledged for obtaining various loans (See Note 10 Notes payables and Note 11 Bank loans).

Depreciation and amortization expenses for the years ended December 31, 2025, 2024 and 2023, amounted to approximately $6.4 million, $6.4 million and $6.4 million, respectively. For the years ended December 31, 2025, 2024 and 2023, depreciation and amortization included in the cost of revenue were approximately $5.7 million, $5.7 million and $5.7 million, respectively. For the years ended December 31, 2025, 2024 and 2023, depreciation and amortization included in operating expenses were approximately $0.8 million, $0.7 million and $0.7 million, respectively.

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

	As of December 31, 2025	As of December 31, 2024
Land use rights	$14,194	$13,878
Licensed software	2,132	2,086
Subtotal	16,326	15,964
Less: accumulated amortization	(5,113)	(4,551)
Intangible assets, net	$11,213	$11,413

As of December 31, 2025 and 2024, land use rights with net book value amounted to approximately $8.3 million and $8.3 million, respectively, were pledged for obtaining various of loans (See Note 10 Notes payables and Note 11 Bank loans).

Amortization expenses for the years ended December 31, 2025, 2024 and 2023, amounted to approximately $0.5 million, $0.7 million and $0.6 million, respectively.

The future amortization for the intangible assets is expected to be as follows:

Twelve months ending December 31,	Estimated amortization expense
2026	$453
2027	411
2028	348
2029	346
2030	337
Thereafter	9,318
Total	$11,213

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

7.	LONG-TERM INVESTMENTS

The Company’s long-term investments consisted of the following:

	As of December 31, 2025	As of December 31, 2024
Equity investments accounted for using the equity method	$8,873	$1,900

For the years ended December 31, 2025, 2024 and 2023, the Company has the following equity investments which were accounted for using the equity method:

Movement of equity method investment

	Years Ended December 31,
	2025	2024	2023
Beginning balance	$1,900	$1,913	$2,040
Addition	6,860	-	-
Share of income in equity method investees	(41)	15	19
Dividend received	-	-	(114)
Foreign currency translation adjustment	154	(28)	(32)
Ending balance	$8,873	$1,900	$1,913

(a)	In 2007, the Company acquired 40% of the equity interests of Fujian Bafang Shengfeng Logistics Co., Ltd (“Fujian Bafang”) with a cash consideration of approximately $1.7 million (RMB12 million). As the Company is able to exercise significant influence over Fujian Bafang after such acquisition, the Company therefore accounted for this investment under the equity method of accounting.

(b)	On June 19, 2024, Shengfeng Supply Chain Management Co., Ltd. completed the transaction to sell 49% equity interest of Pingtan SF and Pingtan SF’s subsidiary (SF Smart) to a third party for a consideration of approximately $7.0 million (RMB49.0 million). On July 25, 2025, Shengfeng Supply Chain Management Co., Ltd. and the third party signed an annulment agreement, pursuant to which, the above equity transaction was annulled. As a result, Shengfeng Supply Chain Management Co., Ltd. refunded above-mentioned consideration to this third party and the third party transferred the 49% equity interest of Pingtan SF back to Shengfeng Supply Chain Management Co., Ltd. (See Note 4). As the Company is able to exercise significant influence over Pingtan SF after this transaction, the Company therefore accounted for this investment under the equity method of accounting.

No impairment loss was recognized for the long-term investments for the years ended December 31, 2025, 2024 and 2023.

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

8.	Deposits for investment

	As of December 31, 2025	As of December 31, 2024
Fujian Yingfu Integrated Circuit Co., Ltd. (a)	$-	$1,600
Xingqidian (b)	9,177	8,973
Deposits for investment	$9,177	$10,573

(a)	The balance as of December 31, 2024 represented purchase deposit refundable from Fujian Yingfu Integrated Circuit Co., Ltd. The balance was fully collected on July 15, 2025.

(b)	On June 11, 2024, for the purpose of acquiring a land use right to expand the Company’s logistic business, the Company signed 2024 MOU with two shareholders of Xingqidian to acquire 100% equity interest of Xingqidian, which owns land use right and constructed certain office and warehouse on such land use right. In accordance with 2024 MOU, the Company made prepayment of approximately $9.2 million (RMB64.5 million) by December 31, 2025 to secure the transaction. As of the date of this report, the share purchase transaction is not completed yet.

9.	RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023:

Name of related parties	Relationship with the Company
Fujian Bafang Shengfeng Logistics Co., Ltd (“Fujian Bafang”)	An equity investee of the Company
Fuzhou Tianyu Shengfeng Industrial Co., Ltd (“Fuzhou Tianyu”)	A company controlled by Yongxu Liu, CEO and Chairman of the Company
Fuzhou Tianyu Shengfeng Property Management Co., Ltd (“Fuzhou Tianyu Management”)	A company under the control of a shareholder
Fuzhou Tianyu Yuanmei Catering Co., Ltd (“Fuzhou Tianyu Catering”)	A company under the control of a shareholder
Fujian Desheng Logistics Co., Ltd (“Fujian Desheng”)	A company under the control of a shareholder
Yongxu Liu	The Company’s CEO and Chairman
Xiying Yang	CEO’s spouse
Yongteng Liu	CEO’s brother
Fujian Yunlian Shengfeng Industry Co., Ltd., (“Fujian Yunlian”)	Shengfeng VIE’s shareholder
Fuzhou Puhui Technology Co., Ltd	Non-controlling shareholder of Ningde Shengfeng Logistics Co. Ltd.
Chongqing Changjiang River Moulding Material (Group) Co., Ltd. (“Chongqing Changjiang”)	Non-controlling shareholder of Liaoning Tianyu Changsheng Supply Chain Management Co., Ltd.
Pingtan SF	An equity method investee of the Company
Mid-Castle Development Ltd. (“Mid-Castle”)	The Company’s shareholder

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

9.	RELATED PARTY TRANSACTIONS (CONTINUED)

i)	Significant transactions with related parties were as follows:

	Years ended December 31,
	2025	2024	2023
Transportation services to Fujian Bafang	$40	$-	$-
Transportation services to Fujian Desheng	28	157	37
Transportation services to Chongqing Changjiang and its subsidiaries	13,307	575	-
Total	$13,375	$732	$37

	Years ended December 31,
	2025	2024	2023
Transportation services from Fujian Bafang	$2,796	$1,799	$1,108
Lease services from Fuzhou Tianyu	274	227	228
Lease services from Fuzhou Tianyu Management	17	47	17
Catering services from Tianyu Catering	-	1	2
Total	$3,087	$2,074	$1,355

ii)	Guarantees

The Company’s shareholder, CEO and Chairman, Yongxu Liu, his spouse, Xiying Yang, his brother, Yongteng Liu, Fujian Yunlian and Fuzhou Puhui Technology Co., Ltd, were the guarantors of the Company’s bank loans.

iii)	Significant balances with related parties were as follows:

	As of December 31, 2025	As of December 31, 2024
Due from related parties
Fuzhou Tianyu	$42	$41
Fujian Desheng	-	39
Fujian Bafang	31	-
Pingtan SF (a)	6,971	-
Mid-Castle	472	-
Chongqing Changjiang and its subsidiaries	4,642	621
Total	$12,158	$701

(a)	See Note 4

	As of December 31, 2025	As of December 31, 2024
Due to related parties
Fujian Bafang (a)	$1,699	$1,662
Fuzhou Tianyu	21	18
Yongteng Liu	110	-
Fuzhou Tianyu Management	-	7
Total	$1,830	$1,687

(a)	On December 10, 2007, the Company entered into an interest-free loan agreement with Fujian Bafang for a principal amount of approximately $1.4 million (RMB 9.6 million). Such loan is due on demand.

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

10.	NOTES PAYABLE

	As of December 31, 2025	As of December 31, 2024
Bank acceptance notes payable issued by Industrial Bank Fuzhou Branch	$-	$6,955
Commercial acceptance notes payable guaranteed by China Postal Savings Bank Fuzhou Branch	6,403	4,196
Letters of Credit issued by Industrial Bank Fuzhou Branch (a)	2,845	3,756
Total	$9,248	$14,907

(a)	On September 16, 2025, Industrial Bank Fuzhou Branch issued letter of credits approximately $2.8 million (RMB20.0 million) to the Company with due date of September 16, 2026. The letter of credit were drawn down from Industrial Bank Fuzhou Branch’s credit line.

The movement of notes payable is as follows:

	Years ended December 31,
	2025	2024	2023
Beginning balance	$14,907	$8,471	$2,046
Additions	9,114	34,003	8,515
Repayments	(15,016)	(27,381)	(2,022)
Exchange rate effect	243	(186)	(68)
Total	$9,248	$14,907	$8,471

11.	BANK LOANS

The following table presents bank loans from commercial banks as of December 31, 2025 and 2024:

	As of December 31, 2025	As of December 31, 2024
Bank of China Fuzhou Jin’an Branch	$11,382	$11,129
China Merchant Bank Fuzhou Branch	22,337	10,340
Xiamen International Bank Co., Ltd. Fuzhou Branch	8,536	6,956
Haixia Bank of Fujian Fuzhou Jin’an Branch	1,138	1,113
Fujian Fuzhou Rural Commercial Bank Co., Ltd. Yuefeng Branch	-	1,391
Shanghai Pudong Development Bank Co., Ltd. Fuzhou Branch	-	2,087
Industrial Bank Fuzhou Branch	13,637	4,994
Haixia Bank of Fujian Fuzhou Minjiang Branch	-	1,391
Postal Savings Bank Fuzhou Branch	2,134	-
China Industrial and Commercial Bank Fuzhou Branch	4,268	-
Bank of China Ningde Branch	17,821	16,390
Total	81,253	55,791
Less: Short-term bank loans	(44,652)	(39,401)
Less: Long-term bank loans, current	(2,769)	-
Long-term bank loans	$33,832	$16,390

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

11.	BANK LOANS (CONTINUED)

The movement of bank loans is as follows:

	Years ended December 31,
	2025	2024	2023

Beginning balance	$55,791	$36,130	$47,655
Additions	73,961	66,844	37,876
Repayments	(50,152)	(46,464)	(48,661)
Foreign currency translation adjustment	1,653	(719)	(740)
Total	$81,253	$55,791	$36,130

For the years ended December 31, 2025, 2024 and 2023, the capitalized interest for the above bank loans was approximately $0.03 million, $0.3 million and $nil, respectively. For the years ended December 31, 2025, 2024 and 2023, the interest expense for the above bank loans was approximately $2.1 million, $1.3 million and $1.4 million, respectively. The bank loans outstanding for the years ended December 31, 2025, 2024 and 2023 carried a weighted average interest rate of approximately 2.93%, 3.55% and 3.94% per annum, respectively.

The repayment schedule for the bank loans is as follows:

Twelve months ending December 31,	Repayment
2026	$47,421
2027	3,660
2028	17,252
2029	2,228
20330	2,450
Thereafter	8,242
Total	$81,253

As of December 31, 2025 and 2024, certain plant and land use right of the Company with the aggregated net book value of approximately $41.3 million and approximately $24.6 million, respectively, were pledged for certain notes payable and bank loans.

As of December 31, 2025, the Company had an aggregate credit line of approximately $124.3 million (RMB874.0 million) and approximately $90.5 million (RMB636.1 million) was used for the loan balance, bank acceptance notes payable, letters of credit and letters of guarantee.

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

12.	ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of December 31, 2025	As of December 31, 2024
Rental and freight logistics deposits received	$7,161	$6,160
Payables for long-term assets	619	965
Government subsidies	1,014	1,022
Contract liabilities	1,379	1,629
Consideration deposit received from a third party (a)	142	139
Loans from third parties (b)	590	-
Others	450	596
Total	$11,355	$10,511
Less: accrued expenses and other current liabilities	(10,099)	(7,673)
Other non-current liabilities	$1,256	$2,838

(a)	On September 2, 2024, the Company entered into a Memorandum of Understanding with a third party to sell 90% equity interest in Suzhou Shengfeng Logistics Co., Ltd. The Company have received consideration deposit of approximately $0.1 million (RMB1.0 million).

(b)	The balances represented the working capital loans provided by third parties. Such loans were non-interest bearing and due on demand.

13.	LEASES

Operating leases as lessee

As of December 31, 2025 and 2024, the Company has operating leases recorded on its consolidated balance sheets for certain office spaces and warehouses that expire on various dates through 2044. The Company terminated leases for certain facilities with lower usage, the termination of the leases reduced operating ROU assets of approximately $2.1 million and operating lease liabilities of approximately $2.1 million, respectively, during such periods. The Company does not plan to cancel the remaining existing lease agreements for its existing facilities prior to their respective expiration dates. When determining the lease term, the Company considers options to extend or terminate the lease when it is reasonably certain that it will exercise or not exercise that option. The Company’s lease arrangements may contain both lease and non-lease components. The Company has separately accounted for lease and non-lease components based on their nature. Payments under the Company’s lease arrangement are fixed.

The following table shows ROU assets and lease liabilities, and the associated financial statement line items:

	As of December 31, 2025	As of December 31, 2024

Assets
Operating lease right-of-use assets, net	$5,720	$9,918

Liabilities
Operating lease liabilities, current	$2,669	$4,218
Operating lease liabilities, non-current	$2,156	$4,719

Weighted average remaining lease term (in years)	2.58	3.25
Weighted average discount rate per annum (%)	5.84	5.84

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

13.	LEASES (CONTINUED)

Information related to operating lease activities during the years ended December 31, 2025, 2024 and 2023 is set forth follows:

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023

Operating lease right-of-use assets extinguished in exchange for lease liabilities	$(181)	$(2,115)	$(1,347)

Operating lease expense
Amortization of operating lease right-of-use assets	4,172	5,796	8,096
Interest of operating lease liabilities	432	785	1,241
Total	$4,604	$6,581	$9,337

Maturities of lease liabilities were as follows:

Twelve months ending December 31,	Lease Liabilities
2026	$2,746
2027	1,342
2028	496
2029	216
2030	183
Thereafter	250
Total lease payments	5,233
Less: imputed interest	(408)
Total	$4,825

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

14.	TAXES

(a)	Corporate Income Taxes (“CIT”)

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

PRC

The Company’s PRC subsidiaries, the VIE and the VIE’s subsidiaries are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “CIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. The total impact of preferential tax rates amounted to approximately $1.9 million, $1.4 million and $0.8 million for the years ended December 31, 2025, 2024 and 2023, respectively and the impact to EPS is not significant for the years ended December 31, 2025, 2024 and 2023.

Under the CIT Laws, an enterprise which qualifies as a High and New Technology Enterprise (“the HNTE”) is entitled to a preferential tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Beijing Shengfeng Supply Chain Management Co., Ltd. as a HNTE is entitled for a preferential tax rate of 15% from calendar year 2020 to 2025. Beijing Tianyushengfeng e-commerce Technology Co. Ltd. as a HNTE is entitled for a preferential tax rate of 15% from calendar year 2021 to 2026. Fujian Dafengche Information Technology Co. Ltd. as a HNTE is entitled for a preferential tax rate of 15% from calendar year 2024 to 2026. Shengfeng Supply Chain Management Co. Ltd. is eligible to enjoy a preferential tax rate of 15% from calendar year 2020 to 2024 to the extent it has taxable income under the CIT Laws due to the local preferential tax policy.

For qualified small and low-profit enterprises, from January 1, 2023 to December 31, 2027, 25% of the first RMB3.0 million of the assessable profit before tax is subject to the tax rate of 20%. For the years ended December 31, 2025 and 2024, some PRC subsidiaries, the VIE and the VIE’s subsidiaries are qualified small and low-profit enterprises, and thus are eligible for the above preferential tax rates for small and low-profit enterprises.

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

14.	TAXES (CONTINUED)

(a)	Corporate Income Taxes (“CIT”) (continued)

i)	The components of income (loss) before income taxes are as follows:

	Years ended December 31,
	2025	2024	2023
Non-PRC	$(160)	$(258)	$(421)
PRC	14,416	12,751	13,049
Total	$14,256	$12,493	$12,628

ii)	The components of the income tax provision are as follows:

	Years ended December 31,
	2025	2024	2023
Current income tax expense	$1,706	$1,077	$796
Deferred income tax expense	341	589	1,524
Total income tax expense	$2,047	$1,666	$2,320

iii)	The following table reconciles PRC statutory rates to the Company’s effective tax rate:

The following table reconciles the China statutory rates to the Company’s effective tax rate for the years ended December 31, 2025, 2024 and 2023:

	Years ended December 31,
	2025	2024	2023
PRC statutory income tax rate	25.0%	25.0%	25.0%
Effect of preferential tax rates (a)	(13.1)%	(10.8)%	(6.2)%
Eligible additional deduction (b)	1.1%	(2.4)%	(3.5)%
Impact of different tax rates in other jurisdictions	0.3%	0.5%	0.8%
Non-taxable and exemptions	0.1%	0.0%	(0.3)%
Permanent differences (c)	1.0%	1.0%	2.6%
Effective income tax rate	14.4%	13.3%	18.4%

(a)	Preferential tax rates for small and low profit enterprise and high and new technology enterprise.

(b)	Eligible additional deduction mainly consisted of research and development super deduction and disabled staff super deduction.

(c)	Permanent differences mainly consisted of non-deductible meal and entertainment fees in PRC tax returns.

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

14.	TAXES (CONTINUED)

(a)	Corporate Income Taxes (“CIT”) (continued)

iv)	The following table summarizes deferred tax assets and liabilities resulting from differences between financial accounting basis and tax basis of assets and liabilities:

	As of December 31, 2025	As of December 31, 2024
Deferred tax assets:
Net operating losses carryforward	$309	$280
Allowance for credit losses	776	791
Deferred income (a)	253	256
Intangible assets (b)	203	193
Operating lease liabilities	951	1,806
Total deferred tax assets	2,492	3,326
Less: valuation allowance	-	-
Total deferred tax assets, net of valuation allowance	2,492	3,326
Net off against deferred tax liabilities	(1,179)	(1,892)
Net deferred tax assets	$1,313	$1,434

Deferred tax liabilities:
Property and equipment (c)	$355	$41
Operating lease right-of-use assets	1,071	1,904
Deferred tax liabilities	1,426	1,945
Net off against deferred tax assets	(1,179)	(1,892)
Net deferred tax liabilities	$247	$53

(a)	Deferred income represents the assets related government subsidies, which will amortize on a straight-line basis within the useful life of related assets. The tax basis is recognized when the Company received the subsidies.

(b)	Intangible asset represents the amortization temporary difference of licensed software. Management uses 10 years useful life as the tax basis, which is different from the 5 years useful life in accounting basis.

(c)	Property and equipment represent the amortized temporary difference between the tax basis and the accounting basis.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the cumulative earnings and projected future taxable income in making this assessment. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, valuation allowances of nil were provided for the Company’s certain subsidiaries with net operating loss carryforwards as of December 31, 2025 and 2024.

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

14.	TAXES (CONTINUED)

(a)	Corporate Income Taxes (“CIT”) (continued)

According to PRC tax regulations, the PRC enterprise net operating loss can generally carry forward for no longer than five years, and HNTE’s net operating losses can be carried forward for no more than 10 years, starting from the year subsequent to the year in which the loss was incurred. Carryback of losses is not permitted. The Group will re-apply for the HNTE certificate when the prior certificate expires in the foreseeable future. Total net operating losses (NOLs) carryforwards of the Group’s VIEs in mainland China is $1.4 million and $1.7 million as of December 31, 2025 and 2024, respectively. As of December 31, 2025, net operating loss carryforwards from PRC will expire in calendar years 2026 to 2030, and 2033, if not utilized.

Uncertain tax positions

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100. In the case of transfer pricing issues, the statute of limitation is 10 years. The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2025 and 2024, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur interests and penalties tax for the years ended December 31, 2025 and 2024.

(b)	Tax payable

Tax payable consisted of the following:

	As of December 31, 2025	As of December 31, 2024
Value-added tax payable	$2,627	$1,879
Income tax payable	1,093	821
Other taxes payable	430	317
Total	$4,150	$3,017

15.	EQUITY

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

As of December 31, 2025, 40,617,513 Class A ordinary shares and 41,880,000 Class B ordinary shares were issued and outstanding. The shares are presented on a retroactive basis to reflect the recapitalization.

Non-controlling interests

 For the year ended December 31, 2025, one of the non-controlling shareholders made capital contributions totaling approximately $0.2 million to the Company. On January 21, 2025, Suzhou Shengfeng, one of VIE subsidiaries declared a dividend of approximately $0.3 million, of which approximately $0.03 million was paid to the non-controlling shareholders. For the year ended December 31, 2024, one of the non-controlling shareholders made capital contributions totaling approximately $2.1 million to the Company. For the year ended December 31, 2023, one of the non-controlling shareholders made capital contributions totaling approximately $0.6 million to the Company.

Statutory reserves

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory reserve as determined pursuant to PRC statutory laws totaled approximately $7.3 million and $6.0 million as of December 31, 2025 and 2024, respectively.

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

As a result of the foregoing restrictions, Shengfeng PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict Shengfeng PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2025 and 2024, amounts restricted are the paid-in-capital and statutory reserve of Shengfeng PRC entities, which amounted to approximately $89.5 million and $88.2 million, respectively.

16.	COMMITMENTS AND CONTINGENCIES

(a)	Commitments

As of December 31, 2025, the Company had letters of guarantee in aggregate of approximately $7.8 million (RMB54.8 million) issued by serval banks to the customers, which terms extend through 2028. The Company was required to maintain restricted cash of approximately $2.1 million (RMB15.0 million) for letters of guarantee.

(b)	Contingencies

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome arising out of any such matters will have a material adverse effect on our consolidated financial position, cash flows or results of operations on an individual basis or in the aggregate. The Company had various pending legal proceedings or disputes related to the customers, suppliers, labor contracts and traffic accidents, which were still pending court decisions as of December 31, 2025. The Company’s maximum exposure on potential losses resulted from these pending legal proceedings or disputes is approximately $0.6 million (RMB4.3 million) in aggregate. Approximately $0.6 million (RMB4.1 million) was frozen in a bank due to the pending lawsuits, which amount was included in restricted cash as of December 31, 2025. As of the date of these consolidated financial statements, the above-mentioned amount is still frozen in bank and the other legal proceedings or disputes have no material impact on the Company’s business or financial performances.

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

The Company evaluated all events and transactions that occurred after December 31, 2025 up through March 27, 2026, no subsequent events have occurred that would require recognition or disclosure in the Company’s consolidated financial statements.

18	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

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

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

18.	CONDENSED FINANCIAL INFORMATION OF THE PARENTCOMPANY (CONTINUED)

CONDENSED BALANCE SHEETS

	As of December 31, 2025	As of December 31, 2024
Assets
Current assets
Cash	$63	$20
Due from a related party	471	-
Prepayments and other current assets	231	356
Total Current Assets	765	376

Investment in subsidiaries and VIEs (restricted)	131,852	116,768
Non-current assets	131,852	116,768
Total Assets	$132,617	$117,144

Liabilities and Shareholders’ Equity

Liabilities
Current liabilities
Due to a related party	$110	$-
Accrued expenses and other current liabilities	590	-
Total Current Liabilities	700	-
Total liabilities	700	-

Commitments and Contingencies

Shareholders’ Equity
Class A Ordinary share, $0.0001 par value, 400,000,000 shares authorized; 40,617,513 shares issued and outstanding as of December 31, 2025 and 2024.	4	4
Class B Ordinary share, $0.0001 par value, 100,000,000 shares authorized; 41,880,000 shares issued and outstanding as of December 31, 2025 and 2024.	4	4
Additional paid-in capital	83,762	83,762
Retained earnings	54,347	42,421
Accumulated other comprehensive loss	(6,200)	(9,047)
Total Shareholders’ Equity	131,917	117,144

Total Liabilities and Shareholders’ Equity	$132,617	$117,144

SHENGFENG DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

18.	CONDENSED FINANCIAL INFORMATION OF THE PARENTCOMPANY (CONTINUED)

CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Years Ended December 31,
	2025	2024	2023
Equity in earnings of subsidiaries	$12,086	$11,137	$10,715
General and administrative expenses	(160)	(259)	(421)
Net income	11,926	10,878	10,294

Other comprehensive income (loss)
Foreign currency translation adjustments	2,847	(1,681)	(1,757)
Comprehensive income	$14,773	$9,197	$8,537

CONDENSED STATEMENTS OF CASH FLOW

	Years Ended December 31,
	2025	2024	2023
Cash flows from operating activities
Net income	$11,926	$10,878	$10,294
Adjustments to reconcile net income to net cash used in operating activities:
Equity income of subsidiaries and VIEs	(12,086)	(11,137)	(10,715)
Due from a related party	(471)	-	-
Prepaid expenses and other current assets	124	(263)	(92)
Net cash used in operating activities	(507)	(522)	(513)
Cash flows from investing activities
Loan to a subsidiary	(150)	-	(6,660)
Net cash used in investing activities	(150)	-	(6,660)
Cash flows from financing activities
Due to a related party	110	-	(600)
Loans from third parities	1,190	-	-
Repayment to a third party	(600)	-	-
Deferred issuance costs	-	-	(279)
Proceeds from initial public offering	-	-	8,547
Net cash provided by financing activities	700	-	7,668
Net increase(decrease) in cash	43	(522)	495
Cash, beginning of year	20	542	47
Cash, end of year	$63	$20	$542